Form 20-F
period 2025-03-31
MIZUHO FINANCIAL GROUP INC
filed 2025-06-25
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   For the fiscal year ended
March 31
,
2025
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
1-5-5
Otemachi
Chiyoda-ku
, Tokyo
100-8176
Japan
(Address of principal executive offices)
Hikaru Osuga,
+81-3-
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
At March 31, 2025, the following shares of capital stock were issued: 2,513,757,794 shares of common stock (including 911,164 shares of common stock held by the registrant as treasury stock).

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

3.A. Selected Financial Data

The following table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2021, 2022, 2023, 2024 and 2025 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2021, 2022, 2023, 2024 and 2025 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, an independent registered public accounting firm.

You should read the selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2021	2022	2023	2024	2025

	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,456,556	¥1,443,941	¥3,388,791	¥5,767,000	¥6,166,977
Interest expense	467,939	374,132	2,180,064	4,562,076	4,906,978

Net interest income	988,617	1,069,809	1,208,727	1,204,924	1,259,999
Provision (credit) for credit losses	112,776	214,408	93,753	47,135	96,943

Net interest income after provision (credit) for credit losses	875,841	855,401	1,114,974	1,157,788	1,163,055
Noninterest income	2,041,320	669,790	888,103	2,743,729	2,002,912
Noninterest expenses	1,888,397	1,767,679	1,933,907	2,278,406	2,406,680

Income (loss) before income tax expense (benefit)	1,028,764	(242,488)	69,170	1,623,112	759,288
Income tax expense (benefit)	210,716	(141,017)	35,142	425,120	199,532

Net income (loss)	818,048	(101,471)	34,028	1,197,992	559,756
Less: Net income (loss) attributable to noncontrolling interests	236,283	3,251	48,037	285,519	(33,637)

Net income (loss) attributable to MHFG shareholders	¥581,765	¥(104,722)	¥(14,009)	¥912,473	¥593,393

Net income (loss) attributable to common shareholders	¥581,765	¥(104,722)	¥(14,009)	¥912,473	¥593,393
Amounts per share:
Basic earnings per common share—net income (loss) attributable to common shareholders	¥229.27	¥(41.28)	¥(5.52)	¥359.70	¥234.55
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥229.26	¥(41.28)	¥(5.52)	¥359.65	¥234.52
Number of shares used to calculate basic earnings per common share (in thousands)	2,537,513	2,537,051	2,536,596	2,536,775	2,529,903
Number of shares used to calculate diluted earnings per common share (in thousands)	2,537,602	2,537,051	2,536,596	2,537,100	2,530,282
Cash dividends per share(1)(2):
Common stock	¥75.00	¥80.00	¥85.00	¥105.00	¥140.00
	$0.68	$0.66	$0.64	$0.69	$0.93

	As of and for the fiscal years ended March 31,
	2021	2022	2023	2024	2025

	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥221,651,474	¥231,550,704	¥248,780,722	¥272,173,152	¥276,741,152
Loans, net of allowance	87,930,018	89,480,766	93,474,798	97,694,674	98,440,989
Total liabilities	211,963,317	222,108,473	239,055,588	261,741,965	266,191,227
Deposits	151,010,604	157,178,284	164,935,625	172,361,748	173,790,682
Long-term debt	11,706,471	12,578,216	14,893,023	16,277,331	14,914,120
Common stock	5,826,863	5,816,834	5,832,729	5,833,660	5,799,003
Total MHFG shareholders’ equity	9,105,238	8,914,212	8,915,491	9,929,071	10,065,015
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	0.26%	(0.04)%	(0.01)%	0.33%	0.21%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	7.50%	(1.30)%	(0.16)%	10.03%	6.61%
Dividends per common share as a percentage of basic earnings per common share	32.71%	(193.80)%	(1,539.86)%	29.19%	59.69%
Average MHFG shareholders’ equity as a percentage of total average assets	3.43%	3.46%	3.46%	3.33%	3.22%
Net interest income as a percentage of total average interest-earning assets	0.48%	0.50%	0.54%	0.49%	0.50%

Notes:

(1)

Yen amounts are expressed in U.S. dollars at the rate of ¥110.61= $1.00, ¥121.44= $1.00, ¥132.75= $1.00, ¥151.22= $1.00 and ¥149.90= $1.00 for the fiscal years ended March 31, 2021, 2022, 2023, 2024 and 2025, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

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

Risks Relating to Our Business

We may be adversely affected if the business environment and market conditions in Japan or elsewhere deteriorate.

We conduct a wide variety of business operations in Japan as well as overseas, including in the United States, Europe and Asia. The outlook for economic and market conditions remains uncertain, with concerns over a resurgence in inflation and economic downturns in various regions and countries due to the tariff policies of the United States and heightened international trade tensions. If general economic or market conditions in Japan or other regions or countries were to deteriorate or if the financial markets become subject to turmoil, we could experience weakness in our business, as well as deterioration in the quality of our assets. As a result, our financial condition and results of operations could be materially and adversely affected.

International conflicts and geopolitical disruptions may have an adverse effect on us.

At present, there are concerns that protectionist policies in various countries are leading to a setback in free trade, in particular the escalation of conflict between the United States and China. In addition, country and regional conflicts, such as the situation in the Ukraine, and armed conflict in the Middle East, have become increasingly protracted. Against the backdrop of protectionist policies, growing conflicts and geopolitical disruptions, our clients and suppliers may face challenges of business contraction, volatile prices and supply chain instability and be compelled to reevaluate their business strategies. Moreover, a slowdown in the global economy and a worsening geopolitical situation could lead to declines in corporate earnings and a rise in uncertainty in financial markets, which could result in an increase in our credit-related costs, a decrease in the value of our assets and a negative impact on our liquidity. The increasingly stringent regulations resulting from the geopolitical disruptions could further lead to enhanced regulatory compliance risk and the related risk of reputational damage. As a result of any of the foregoing, our business, financial condition and results of operations may be materially and adversely affected.

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

As concerns regarding environmental and social issues, such as climate change, biodiversity, erosion of natural habitats and human rights violations, have heightened in recent years, we believe that our stakeholders as well as the society at large expect that we, as a financial services provider, give increasing consideration to such issues. While we have established the “Environmental and Social Management Policy for Financing and Investment Activity” to strengthen our efforts to prevent and mitigate environmental and social risks, such as by implementing due diligence and prohibiting transactions that are likely to exacerbate negative impacts on the environment and society, the expectations placed upon us and our clients are diverse and subject to change. Although we may from time to time establish environmental, social or governance objectives or targets, there is no assurance that we will be successful in achieving such objectives or targets or that such objectives or targets will not be changed. Although we may from time to time establish environmental, social or governance objectives or targets, there is no assurance that we will be successful in achieving such objectives or targets or that such objectives or targets will not be changed. Reputation may be harmed and credit-related costs could rise if our or such clients’ efforts do not meet such expectations. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Climate change could have an adverse effect on us.

Following the adoption of the Paris Agreement in 2015, with the determination to pursue efforts to limit the increase in average global temperatures to 1.5 degrees Celsius, measures to reduce greenhouse gas emissions that are seen as the cause of climate change have been promoted. Japan has also set targets of reducing greenhouse gas emissions by 60% by 2035 and 73% by 2040, as compared to 2013 levels, and we recognize the importance of addressing climate change risks, among various environmental and social issues.

We believe climate change is a threat to our environment, society, daily lives and the activities of companies, and view it as one of the most important global issues which may affect the stability of financial markets. Climate change risks include transition risks caused by changes in the business environment associated with the transition to a decarbonized society, and physical risks due to changes in temperature and damage caused by natural disasters. Typical examples of transition risks include credit-related cost increases through deterioration of the business performance of clients due to tighter government policies, including carbon taxes and fuel efficiency regulations, and delays in transitioning to decarbonized technologies. With respect to physical risks, an increase and worsening of natural disasters such as wind and flood damage and wildfires, as well as labor force reductions due to rising temperatures are anticipated. As a result, our typical risks include damage to our assets and an increase to credit-related costs due to the deteriorating business performance of our clients.

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

We are subject to intense competition both domestically and internationally with large financial institutions, non-bank financial institutions and others. In addition, as a result of development of various technologies, including artificial intelligence, and the emergence of new service provision methods, an increasing number of companies have been crossing industry lines and entering the field of finance, and it is possible that the competitive environment surrounding us may further intensify. Moreover, due to the reforms to financial regulations made to date, it may become difficult to differentiate strategies between us and our competitors, resulting in the intensification of competition in specific businesses.

If we are unable to respond effectively to current or future competition due to an insufficient technological response or for other reasons, our business, financial condition and results of operations could be adversely affected. In addition, intensifying competition and other factors could lead to reorganization within the financial services industry, and this could have an adverse effect on our competitive position or otherwise adversely affect the price of our securities.

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

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. We have established the “Policy Regarding Cross-holding of Shares of Other Listed Companies” and, in light of the potential material adverse impact on our financial position associated with stock market volatility risk, we have decided to hold the shares of other companies as cross-shareholdings only when these holdings are meaningful, and we have accordingly sold a portion of such investments. In addition, in order to lower the risk of stock market volatility, we apply partial hedges as we deem necessary. However, significant declines in Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities. In addition, net unrealized gains and losses on such investments, based on Japanese GAAP, are taken into account when calculating the amount of capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios. Accordingly, our financial condition and results of operations could be materially and adversely affected.

Changes in interest rates could adversely affect our financial condition and results of operations.

We hold a significant amount of bonds, consisting mostly of Japanese government bonds, as well as U.S. Treasury bonds and other instruments primarily for the purpose of investment and in our trading account. For example, following the U.S. interest rate rises since early 2022, we recorded significant trading account losses for the fiscal years ended March 31, 2022, 2023 and 2024 with respect to our holding of foreign bonds. As a result of such holdings, an increase in interest rates, primarily yen interest rates and U.S. dollar interest rates, could lead to unrealized losses of bonds or losses from sales of bonds. In addition, due mainly to differences in maturities between financial assets and liabilities, changes in interest rates could have an adverse effect on our average interest rate spread. We manage interest rate risk under our risk management policies, which provide for adjustments in the composition of our bond portfolio and the utilization of derivatives and other hedging methods to reduce our exposure to interest rate risk. However, in the event of significant changes in interest rates, including as a result of a change in Japanese or U.S. monetary policy, increased sovereign risk due to deterioration of public finances and market trends, our financial condition and results of operations could be materially and adversely affected.

Our financial condition and results of operations could be adversely affected by foreign exchange rate fluctuations.

A portion of our assets and liabilities is denominated in foreign currencies, mainly the U.S. dollar. If foreign currency-denominated assets and liabilities are not equal in amount for each currency and are not offset against each other, the difference between the amount of assets and liabilities denominated in foreign currencies leads to foreign currency translation gains and losses in the event of fluctuations in foreign exchange rates. Although we hedge a portion of our exposure to foreign exchange rate fluctuation risk, our financial condition and results of operations could be materially and adversely affected if future foreign exchange rate fluctuations significantly exceed our expectations.

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

For example, assuming a downgrade occurred on March 31, 2025, the additional collateral requirement in connection with our derivative contracts if other conditions remain unchanged, would have been approximately ¥4.1 billion for a one-notch downgrade and approximately ¥15.2 billion for a two-notch downgrade.

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

Since February 2021, there were several system failure incidents at Mizuho Bank (also at Mizuho Trust & Banking Co., Ltd. for the incidents on August 20, 2021) that resulted in aborted customer transactions across our network in Japan, including ATM and internet banking transactions and foreign exchange remittances. On September 22, 2021 and November 26, 2021, we and Mizuho Bank received business improvement orders from the Financial Services Agency. In response to the business improvement orders received on November 26, 2021, we and Mizuho Bank submitted a business improvement plan to the Financial Services Agency on January 17, 2022. We and Mizuho Bank reported the status of implementation of the business improvement plan every three months, starting from March 31, 2022. With our submission of the business improvement report dated January 15, 2024, our regular reporting concluded.

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

As we and our outside contractors and cloud service providers continue to be the target of unauthorized access attacks, mishandling or misuse of information, computer viruses or malware, cyber-attacks designed to obtain confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, denial of service attacks, data breaches and other events, there can be no assurance that we will not suffer any losses or other consequences in the future as a result of significant incidents due to these cyber-attacks. Although our Cyber Incident Response Team (CIRT) has led the implementation of, and continuously endeavors to upgrade, our protective measures using advanced technologies, our IT systems, software and computer networks may be vulnerable to events that affect security, such as unauthorized access, misuse, computer viruses, ransomware or other malicious code and insufficient response to new technologies. Due to the complexity and interconnectedness of our global IT systems, these protective measures may be ineffective, and the process of enhancing our protective measures can itself create a risk of system disruption and security issues, and there can be no assurance that our current or future countermeasures will be sufficient to prevent or mitigate the impact of such incidents.

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

As financial crimes, which are becoming more diverse and sophisticated, are on the rise, and incidents of terrorism continue to occur around the world, the importance of anti-money laundering measures and the need to counter the financing of terrorism is rapidly increasing and is a key priority for financial authorities worldwide, including Japan. We have developed a system to comply with applicable laws and regulations in Japan and overseas, and we are continuously implementing measures to further strengthen measures against money laundering. In addition, with the FATF’s 5th Round of Mutual Evaluations scheduled for 2028, there is a need to strengthen anti-money laundering measures and verify their effectiveness. However, there can be no assurance that such measures will be effective in preventing all violations, and failure to comply with regulations and requirements can result in enforcement and/or regulatory proceedings. If we fail to meet the regulatory requirements to which we are subject, or to maintain risk and control procedures and processes that meet the heightened standards established by our regulators and other government agencies, we could be required to enter into settlements, comply with orders, pay additional fines, penalties or judgments, or accept material regulatory restrictions on our businesses. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

In the fiscal year 2023, in light of the drastic changes in and increasing complexity of the external and internal business environments, we redefined the Corporate Identity, which is the foundation of what it means to be a Mizuho employee. In addition, upon determining the direction of Mizuho’s long-term growth, we established our current medium-term business plan (FY2023 to FY2025) beginning one year before the originally scheduled completion of the 5-Year Business Plan (FY2019 to FY2023). The targets of the current medium-term business plan are based on the assumption that the 5-Year Business Plan’s final year targets will have been met.

As for our business, as priority areas for resolving societal issues and accomplishing sustainable growth, we worked on “Support for the doubling of asset-based income,” “Improving customer experience,” “Enhancing the competitiveness of Japanese companies,” “Sustainability and innovation” and the “Global Corporate & Investment Banking (CIB) business model.”

In the fiscal year 2024, we established cutting-edge branches we call “Mizuho Atelier” where customers can drop in for casual consultations, improved the user interface (UI) and user experience (UX) of our Mizuho Direct app and other digital services, put in place next-generation AI-powered contact centers, and also announced a strategic capital and business alliance with Rakuten Card Co., Ltd. that will be part of creating a new business model in the payments space. In addition, in response to customer needs for asset formation and asset management, most prominently with the rollout of the new NISAs: Japan’s new tax exemption scheme for investment by individuals, we held Mizuho NISA Cafe seminars and formed a strategic partnership with U.S.-based asset manager Golub Capital. To enhance the competitiveness of Japanese companies, we offered support for business challenges of our clients, such as those with stagnating corporate value or price-to-book ratios short of 1, and their undertaking of corporate actions. Alongside this, we provided risk capital to startups and assisted business owners with their succession needs. Outside Japan, we are also helping to move forward cross-border M&A deals, leveraging the greater global coordination that came out of our acquisition of Greenhill, a U.S. M&A advisory firm, in December 2023.

For more information on the initiatives that we have taken in the fiscal year ended March 31, 2025, see “—Group Operations—Group Management Structure.”

To enhance our corporate foundations which support our growth, we worked on corporate culture transformation, human capital enhancement, digital transformation (DX), IT reforms and maintenance of stable business operations.

In the fiscal year 2024, with the aim of instilling our Corporate Identity and Purpose, we actively carried out office visits by management members and conducted town hall meetings in order to raise employee engagement through the activation of internal communications. As a result, with respect to positive response rates for Staff Survey questions related to engagement and inclusion, the engagement score was 62% and the inclusion score was 67% in the fiscal year 2024, which are already roughly in line with the fiscal year 2025 targets of 65% set in the medium-term business plan. In order to promote the participation and advancement of employees and realize a talent portfolio in alignment with our business strategy, we shifted to a new human resources framework, “CANADE” in the fiscal year 2024. We also continued initiatives to prevent further incidents of system failure and to strengthen our ability to respond to failures. Even after the inspections had run their course, we continued such initiatives by incorporating them into our day-to-day operations to continuously deter major system failures, and at the same time, we made efforts to ensure that our initiatives take root.

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

•

Take the opportunity to expand the asset formation business through usage of Nippon Individual Savings Accounts (NISAs). In addition, by leveraging our group-wide strengths and strengthening our consulting personnel, address asset management and asset succession needs and grow together with our customers.

•	Improving customer experience

•

Seek to improve convenience through digital, remote, and in-person channels, while also leveraging collaboration with other companies, increase the attractiveness of deposit accounts and acquire a customer base for stable personal deposits and for future asset management and succession business.

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

The forward-looking statements in this section are based on judgments made as of March 31, 2025, and our actual results may differ materially from such forward-looking statements due to various factors. See “Forward-Looking Statements.”

Governance, risk management, and strategy in relation to sustainability in general

Governance

Our group’s corporate governance structure is described in “Item 6. C. Board Practices.” Sustainability initiatives, including those addressing materiality, are also managed under this framework. In addition, as an advisory board to our Board of Directors, the Risk Committee has been established to provide suggestions to our Board of Directors regarding decision-making and supervision relating to risk governance and supervision of matters such as the status of risk management. A structure has been established to enable us to exercise appropriate supervisory functions by utilizing the expertise of external experts. Our Board of Directors and the Risk Committee discuss major sustainability issues, including climate-related risks, and disclose the contents of such discussions regularly.

Our Board of Directors determines our “Basic Policy on Sustainability Initiatives” and other matters and oversees the business execution of duties by directors and executive officers.

The Executive Management Committee deliberates important matters related to business execution concerning sustainability. In addition, the Management Policy Committee and other committees comprehensively deliberate and coordinate various issues related to sustainability across the company and matters important to the Mizuho group’s business strategy. Moreover, the Sustainability Promotion Committee, which is chaired by our President & Group CEO, deliberates and coordinates initiatives related to environmental and social issues, including responses to climate change and respect for human rights. Also, the Human Resources Strategy Council and the Diversity, Equity and Inclusion Promotion Committee (1) discuss, disseminate and promote human resources development policies and internal environment development policies necessary for human capital management. In addition, under the Executive Compensation System, the performance-linked compensation scheme “Stock Compensation II” incorporates a framework for evaluating stakeholders based on the perspectives of “shareholders,” “customers,” “economy and society,” and “employees.” The primary evaluation indicators include sustainability-related metrics such as the “sustainable finance amount,” “climate-related initiatives,” and “assessments by ESG rating agencies.”

(1): A committee that discusses, disseminates information, and promotes policies concerning, empowering employees from diverse backgrounds, specifically in Japan, in order to continuously create value based on diverse perspectives.

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

In addition, we have introduced a “top risk management” system, where we select risks that are recognized to have a potential major impact on the Mizuho group. As of May 2025, top risks include, among others, the “worsening impact of climate change and inadequate environmental responses” and “stagnation of sustainable growth due to a talent shortage.” The selected top risks are used to strengthen risk control and governance through the consideration of measures to enhance risk control, such as preventive measures and follow-up actions and incorporating such measures into our fiscal year business plans.

To strengthen management of climate-related risks, we have established our “Basic Policy for Climate-related Risk Management” based on the characteristics of climate-related risks, such as the probability of occurrence, time horizon uncertainty, impact size and transmission through to other risks. In addition, in order to prevent and mitigate negative impacts on the environment and society through investments and loans, we have identified businesses and sectors that are likely to promote negative impacts, and established an “Environmental and Social Management Policy for Financial Activities.” With regard to human resources risks, we have established a “Basic Policy for Human Resources Risk Management.” By monitoring data related to human resource management from multiple perspectives, we implement appropriate measures to control and reduce risks that may harm employees or cause tangible or intangible losses to our group.

Strategy

We will seamlessly promote our sustainability initiatives with strategies across the Mizuho group pursuant to our Basic Policy on Sustainability Initiatives that defines our fundamental approach and methods for advancing sustainability initiatives. In addition, based on the expectations of stakeholders for the social impact to be made by the Mizuho group and the importance for the Mizuho group with respect to the medium- to long-term impact on our corporate value and compatibility with the Mizuho group’s strategies and business areas, we identified “materiality” (medium- to long-term priority issues for the sustainable growth and development of the Mizuho group, our clients, our employees, the economy, society and other stakeholders) and clarified the risks and opportunities faced by Mizuho and our specific initiative plans. When implementing sustainability initiatives, we will, by addressing materiality areas from a long-term perspective, contribute to environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and aim to improve our corporate value through the operation of our business giving due regard to creating value for diverse stakeholders and the sustainable and steady growth of the Mizuho group.

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

• See “—Climate change”

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

•  Strengthening of our operational resilience (crisis response during times of normal operations)

•  Further strengthening and expansion of cybersecurity measures and AML/CFT systems

•  Strengthening of global governance

• See “Item 3.D. Key Information—Risk Factors”

The following subsections are an overview of initiatives to address climate change, which falls under the materiality category of “Environment & society”, and initiatives for human capital, which falls under the materiality category of “Personnel.” In addition, regarding initiatives for other materiality categories, refer to the relevant sections shown in the right-most column in the table above.

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

•

Transition risks: We assume credit risks and other impacts arising from the deterioration of clients’ business performance, caused by strengthened policies such as carbon taxes and fuel efficiency regulations, or delays in transitioning to decarbonization and other environmental technologies.

•

Physical risks: We assume credit risks and other impacts arising from damage to our group’s assets, the decline in our clients’ revenues due to business stagnation and workforce reduction, all of which are caused by rising temperatures and increases in the frequency and severity of natural disasters.

(Scenario analysis)

•

We conduct scenario analysis of transition and physical risks in order to ascertain the future impact of climate change on our group portfolio. We conduct the analysis under a number of scenarios, for the purpose of increasing the flexibility of plans and resilience of strategy in anticipation of various future climate change-related circumstances.

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

–   Promote measures to ensure that each and every employee will fully understand sustainability based on revision of our corporate identity.

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

(iii) Create an engaging work environment that supports the active participation of a diverse workforce and be an even more inclusive organization. <Work environment improvement policy>

With the aim of creating an engaging work environment that will encourage all employees to enjoy a long and fulfilling career at the Mizuho group and to contribute to the company and work diligently, we will establish an organization where diverse perspectives and values are respected and employees can demonstrate their identity and abilities to the fullest.

–   Enhance the human resource framework that is common to all five core group companies and that supports employees’ challenges, rewards their contributions and provides an engaging work environment, and ensure the stable operation of the unified human resource systems.

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

As a reliable partner in an era of lengthening lifespans, we support customers who have concerns about their long-term plans, and in addition to the consulting services that combine banking, trust banking and securities functions, we offer our customers asset formation support that utilizes advanced technologies, such as AI-powered asset management advisory services and asset management support utilizing remote channels, etc. Accordingly, in addition to strengthening our efforts related to NISA and iDeCo, an individual-type defined contribution pension plan, we will strengthen financial education through seminars.

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

In addition, in an effort to increase customer convenience, we have enhanced the efficiency of our branch and ATM network throughout Japan. As part of these efforts, we pushed for banking, trust banking and securities services to be provided at the same location, including by setting up Mizuho Securities’ “Planet Booths” in the branches and offices of Mizuho Bank.

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

On November 13, 2024, Mizuho Financial Group agreed to enter into a strategic capital and business alliance with Rakuten Card Co., Ltd., a consolidated subsidiary of Rakuten Group, Inc. Through this alliance, Mizuho Financial Group has acquired 14.99% of the common stock in Rakuten Card Co., Ltd. from Rakuten Group. We will promote initiatives aimed at building a new retail business model that offers greater convenience in the payment business.

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

On April 5, 2025, Mizuho Bank Europe N.V., a local subsidiary of Mizuho Bank in Amsterdam, Netherlands, as the surviving company, merged with Mizuho Securities Europe GmbH, a local subsidiary of Mizuho Securities in Frankfurt, Germany. Mizuho Bank Europe N.V. transitioned to a universal bank model, which integrates its banking and securities businesses on April 7, 2025, and will be better able to provide comprehensive financial services and meet its valued clients’ expectations.

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

With respect to our ALM and investment business, amidst a volatile market environment, through utilizing methodologies including our advanced early warning control, meticulous market analysis and abundant hedging methodologies, we adjust our asset allocation with flexibility to achieve a balance between realized profits and unrealized profits. With respect to ALM, through flexible balance sheet management and stable fund raising that takes into account changes in the foreign currency deposit-loan ratio, we are supporting our customers’ global businesses. We strive for stable and efficient operations on a global basis to contribute to the well-being of the overall business performance of the Mizuho group.

Moreover, we are promoting sustainability in various functions of sales and trading, investment and fund-raising businesses.

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

In addition, in various product fields, we are focusing on developing and offering products through collaboration with BlackRock, Inc., Partner Group AG and Golub Capital.

By providing these solutions, addressing ESG issues through engagement in responsible investment, and seeking efficiency and innovativeness through transformation and operating process reforms, we aim to contribute to the revitalization of financial assets in Japan and realize the medium- to long-term growth of our asset management business.

On November 29, 2024, Mizuho Bank, as the surviving company, and Defined Contribution Plan Services Co., Ltd. entered into a merger agreement, subject to approval from the relevant authorities. To enhance services in the defined contribution pension field, which is expected to expand further, Mizuho Bank will strengthen the operational structure of its online services and call centers and improve management efficiency by consolidating its administrative departments.

On February 28, 2025, Mizuho Financial Group announced that it has entered into an agreement with State Street Corporation to sell to said company the global custody and related businesses of Mizuho Trust & Banking (Luxembourg) S.A., which is a local subsidiary of Mizuho Trust & Banking Co., Ltd. in Luxembourg, and Mizuho Bank (USA), which is a local subsidiary of Mizuho Bank in the U.S., subject to notification to the relevant authorities and obtaining permits therefrom.

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

•	For financial institutions and institutional investors, we promote custody and yen correspondence settlement.

•	In addition, we are further expanding our range of services in collaboration with our group companies and leveraging the latest technological innovations.

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

In the consulting field, we also offer a wide range of functions to help solve various issues that companies face, including those regarding management, HR planning, sustainable transformation and digital transformation strategy, and the creation of new businesses, as well as social issues within the public sector, including environment & energy, infrastructure and health care.

In addition to the acceleration of digitalization, the rapid development of sustainability trends, such as decarbonization, resource circulation and human rights have been further diversifying our customers’ needs. By taking initiatives such as enhancing the sophistication of research and expansion of consulting functions and by utilizing our industry and economic expertise, including those in relation to social issues and corporate management, which will be the source of our enhanced competitiveness, we intend to provide advanced and progressive value for helping address the issues of our customers and of society.

On September 30, 2024, Mizuho Financial Group began examining the integration of Mizuho Bank and Mizuho Research & Technologies, Ltd. By integrating personnel with expertise in research, consulting, IT, and technology development with banking personnel, Mizuho Financial Group will qualitatively transform its business and will offer products and services with higher added value to customers and society.

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

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of May 13, 2025): (i) ordinary banks, of which there were 120, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 13, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

Based on information published by the Financial Services Agency, available as of May 13, 2025, there were 54 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

A number of government financial institutions, organized in order to supplement the activities of private banking institutions, have been in the process of business and organizational restructuring in recent years. In October 2008, some of the government financial institutions were consolidated to form Japan Finance Corporation, which mainly provides financing for small and medium-sized enterprises and those engaged in agriculture, forestry and fishery, and also provides export financing for Japanese corporations. In October 2008, Development Bank of Japan, which mainly engages in corporate financing, and Shoko Chukin Bank, which mainly engages in financing for small and medium-sized enterprises, were transformed into joint stock corporations. Subsequently, in June 2023, the law to partially amend the Shoko Chukin Bank Limited Act was passed by the Diet. According to this law, the Japanese government will endeavor to dispose of all of its ownership in Shoko Chukin Bank as soon as possible within a period of two years from June 16, 2023, the date of promulgation, and after such disposal is completed, a decision will be made on whether to implement full privatization, taking into account various circumstances. In April 2024, the Japanese government announced that it has commenced a process to dispose of all of its ownership in Shoko Chukin Bank, and this process was completed by June 12, 2025.

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

A distinctive element of the Japanese banking system is the role of postal savings. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. Since the beginning of the 2000s, the governmental postal business has been in the phased process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank Co., Ltd., which currently operates as an ordinary bank. In November 2015, the shares of the three main companies of the Japan Post group were listed on the Tokyo Stock Exchange, with Japan Post Holdings Co., Ltd. (“JPH”) disposing of approximately 11% of its ownership in the two subsidiaries, Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd., while the Japanese government disposed of approximately 11% of its ownership in JPH. The Japanese government has continued to dispose of its ownership in JPH and owned approximately 33% of its shares as of September 30, 2023, the lower limit prescribed by law. JPH has aimed to dispose of the shares of the above-mentioned two subsidiaries to lower the holding ratio to 50% or less as early as possible by March 2026, and had reduced its holding ratio of the shares of Japan Post Insurance Co., Ltd. to less than 50% by June 2021. In addition, in March 2025, JPH also partially disposed of its ownership in Japan Post Bank Co., Ltd. and reduced its holding ratio of the shares (excluding treasury shares owned by Japan Post Bank Co., Ltd.) to 50% after the disposal. In February 2025, JPH announced its plan to further reduce its holding ratio to less than 50% by contributing a part of its holding to a share disposal trust, after which timing Japan Post Bank Co., Ltd. will become permitted to enter into new businesses without being required to obtain authorization from the government.

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

In addition to individual financial institutions, the Financial Services Agency also supervises financial groups as a whole based on its guidelines for supervision.

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

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their financial instruments business activities in accordance with the Financial Instruments and Exchange Act (Kinyu Shouhin Torihiki Hou) (Act No. 25 of 1948, as amended).

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

Furthermore, under the Banking Act, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the director-general of the relevant local finance bureau within five business days. In addition, a similar report must be made in respect of any subsequent change of the ownership ratio by 1% or more in any previously reported holding or any change in material matters set forth in reports previously filed, with some exceptions.

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

The insurance money may be paid out in case of a suspension of deposit repayments, banking license revocation, dissolution or bankruptcy of the bank. Pay outs are generally limited to a maximum of ¥10 million of principal amount, together with any interest accrued on such principal amount, with respect to each depositor per bank. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions, are protected in full without a maximum amount limitation. Certain types of deposits are not protected by the deposit insurance system, such as foreign currency deposits and certificates of deposit.

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

Capital Injection by the Government

The Strengthening Financial Functions Act (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Act No. 128 of 2004, as amended) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, a part of the law was amended, relaxing certain requirements for public money injection into Japanese banks, bank holding companies and other financial institutions under the prior scheme and extending the period of application to March 31, 2012. These amendments aim to promote not only the strengthening of the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in July 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. In 2016, the law was further amended to extend the period for application to March 31, 2022. Furthermore, in order to strengthen business bases of financial institutions by addressing the effects resulting from COVID-19 and preventive measures against the coronavirus pandemic, the law was amended in August 2020 to extend the period for application to March 31, 2026 and special exceptions were established for financial institutions that need to improve their capital adequacy due to the adverse effects of COVID-19. None of the financial institutions within the Mizuho group are subject to such special exceptions. In July 2021, certain amendments to the law became effective, which, in order to sustain the financial functions for the revitalization of local economies in regions where the population is decreasing, etc., established a grant scheme to support financial institutions that aim to drastically strengthen their business foundation by mergers and other business integration. Application for the grant is open until March 31, 2026.

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

Financial Instruments and Exchange Act

The Financial Instruments and Exchange Act (Kinyu Shouhin Torihiki Hou) requires Mizuho Financial Group to file with the Director-General of the Kanto Local Finance Bureau an annual securities report including consolidated and non-consolidated financial statements in respect of each financial period, supplemented by a semiannual securities report (starting from the fiscal year ending March 31, 2025, instead of a quarterly securities report that we were required to file until the fiscal year ended March 31, 2024, due to certain amendments to this law that became effective on April 1, 2024) and extraordinary reports.

Under the Financial Instruments and Exchange Act, registered Financial Instruments Business Operators (kinyu-shouhin torihiki gyousha), such as Mizuho Securities, as well as Registered Financial Institutions (touroku kinyu kikan), such as Mizuho Bank and Mizuho Trust & Banking, are required to provide customers with detailed disclosure regarding the financial products they offer and take other measures to protect investors, including providing explanatory information, to such customers prior to the conclusion of transactional agreements in a manner and to the extent necessary for customers to understand based on their attributes, and upon the conclusion of transactional agreements.

Financial Instrument Business Operators and Registered Financial Institutions are subject to the supervision of the Financial Services Agency pursuant to delegation by the Prime Minister. Some of the supervisory authority of the Financial Services Agency is further delegated to the Securities and Exchange Surveillance Commission, which exercises its supervisory power over such registered institutions by conducting site inspections and requesting information necessary for such inspections. Non-compliance or interference with such inspection may result in such registrants being subject to criminal penalty under the Financial Instruments and Exchange Act.

Certain amendments to the Financial Instruments and Exchange Act and the Banking Act, which came into effect in June 2009, abolished the ban on concurrent posts held by officers and employees within a financial group and required banks, securities firms and insurance firms to establish systems for managing conflicts of interest in order to protect customers’ interests and expanded the types of business services that banks and certain other financial firms can provide. In June 2021, certain amendments to the Cabinet Office Ordinance under the Financial Instruments and Exchange Act became effective, which relaxed the firewall regulations to allow non-public information, etc. of foreign company customers to be shared within a financial group. In addition, on June 22, 2022, certain amendments to the Cabinet Office Ordinance under the Financial Instruments and Exchange Act became effective, which relaxed the firewall regulations to allow non-public information, etc. of certain subject companies such as listed companies, etc. to be shared within a financial group without consent of such companies, but required financial institutions to establish measures to respond to a request from relevant companies for suspension of sharing of such non-public information, etc. At the same time, financial institutions are required to strengthen the effectiveness of measures to prevent market abuse.

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

In November 2021, certain amendments to the law became effective, by which amendments the name of the law was changed to “the Act of Provision of Financial Services (Kinyu Sabisu no Teikyou ni kansuru Houritsu)” and the “financial services intermediary business” was newly introduced thereunder. Under a single registration for financial services intermediary business, registrants are able to provide intermediary services of each of banking, securities and insurance. Providers of financial services intermediary business are not required to belong to a specific financial institution, but must comply with certain regulations to protect customers, including limitations on the type of services that they may provide, prohibitions on the acceptance of assets of customers and the lodging of a security deposit. In February 2024, the name of the law was changed to “Act on Provision of Financial Services and the Development of the Accessibility Environment Thereto (Kinyu Sabisu no Teikyo oyobi Riyo Kankyo no Seibi to ni kansuru Houritsu)”.

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

Restriction on Shareholdings

The Act on Limitation on Shareholding by Banks and Other Financial Institutions (Ginkou tou no Kabushiki tou no Hoyu no Seigen tou ni kansuru Houritsu) (Act No. 131 of 2001, as amended) requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier 1 capital in order to reduce exposure to stock price fluctuations.

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act on Limitation on Shareholding by Banks and Other Financial Institutions. The Banks’ Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2022. In November 2021, certain amendments to the Act on Limitation on Shareholding by Banks and Other Financial Institutions became effective, under which the abovementioned ends of the purchase period and the duration of the Banks’ Shareholdings Purchase Corporation were extended to March 31, 2026 and March 31, 2036, respectively. The Banks’ Shareholdings Purchase Corporation purchased ¥2,037.9 billion of shares during the period from March 12, 2009 through March 31, 2025. The Banks’ Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2036, the end of the duration of the Banks’ Shareholdings Purchase Corporation, by taking into consideration the effects on the stock market.

The Bank of Japan also purchased ¥387.8 billion of shares held by banks and other financial institutions during the period from February 23, 2009 through April 30, 2010. The Bank of Japan will dispose of the purchased shares between April 2016 and March 31, 2026, by taking into consideration the effects on the stock market.

Protection of Personal Information

The Act on the Protection of Personal Information (Kojin Jouhou no Hogo ni kansuru Houritsu) (Act No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses, including us, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with the order issued by the Personal Information Protection Commission to take necessary measures to comply with the law could subject us to criminal and/or administrative sanctions.

Prevention of Money Laundering

Under the Act on Prevention of Transfer of Criminal Proceeds (Hanzai ni yoru Shueki no Iten Boushi ni kansuru Houritsu) (Act No. 22 of 2007, as amended), which addresses money laundering and terrorism concerns, financial institutions and other entities such as credit card companies are required to perform customer identification, submit suspicious transaction reports and maintain records of transactions. Certain amendments to the law became effective in April 2013, which tightened, among other things, customer identification requirements. Further amendments to the law were promulgated in November 2014 and became effective on October 1, 2016 for clarification of the judgment method of suspicious transactions, strict verification at the time of the conclusion of correspondence contracts and expansion of the obligation for business operators to make efforts to develop necessary systems.

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

Economic Security Promotion Act

On May 18, 2022, the Act on the Promotion of Ensuring National Security through Integrated Implementation of Economic Measures (the “Economic Security Promotion Act”) (Keizai Shisaku wo Ittaiteki ni Kozuru koto ni yoru Anzen Hosho no Kakuho no Suishin ni kansuru Houritsu) (Act No. 43 of 2022, as amended) was promulgated, and became fully effective in May 2024. One of the purposes of this law is to ensure the stable provision of Essential Infrastructure Services (electricity, gas, water, financial services, etc.) (tokutei shakai kiban ekimu). For such purpose, Specified Essential Infrastructure Service Providers (tokutei shakai kiban jigyo sha) are subject to prior filing and screening by the authorities when intending to introduce Specified Critical Facilities (tokutei juyo setsubi) or to entrust another enterprise to conduct critical maintenance, management and control of Specified Critical Facilities. The authorities may issue recommendations and orders based on the outcomes of such filings and screenings. On November 16, 2023, among our subsidiaries, Mizuho Bank, Ltd., Mizuho Securities Co., Ltd. and Mizuho Electronic Monetary Claim Recording Co., Ltd were designated as Specified Essential Infrastructure Service Providers.

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

In April and November 2022, the Financial Services Agency published amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework. The Basel III finalization framework in Japan has been applied to all Japanese banks and bank holding companies with international operations and Japanese banks and bank holding companies with only domestic operations that have been using internal model-based approaches for measuring risks, starting from March 31, 2024, except for banks and bank holding companies that have notified the Financial Services Agency that they wish to implement the Basel III finalization framework earlier. For the banks and bank holding companies to which the Basel III finalization framework has been applied from March 31, 2024, the revisions to the capital floor have been phased in from March 31, 2024, with the initial capital floor of 50%, and are scheduled to be fully implemented at 72.5% from March 31, 2029.

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

In July 2022, the Financial Services Agency published amendments to the regulatory notices regarding the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure, and the leverage ratio buffer requirement for G-SIBs, and the leverage ratio buffer requirement for G-SIBs took effect from March 31, 2023. With the commencement of the Basel III finalization framework in Japan, the leverage ratio regulations under the finalized definition of the leverage ratio exposure measure have been applied to all Japanese banks with international operations and Japanese banks with only domestic operations that have been using internal model-based approaches for measuring risks, starting from March 31, 2024, except for financial institutions that implement the Basel III finalization framework earlier.

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

Recovery and Resolution Plan

In November 2024, the Financial Stability Board published the latest list of G-SIBs. The list is annually updated by the Financial Stability Board in each November, and the list as of November 2024 continues to include us. A recovery and resolution plan must be put in place for each G-SIB and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Major Banks, etc., as part of crisis management, financial institutions identified as G-SIBs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIB.

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

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, providing for new offenses and penalties and expanding the extraterritorial jurisdiction of the United States. The Bank Secrecy Act, as amended, imposes anti-money laundering compliance obligations on U.S. financial institutions, including the U.S. offices of foreign banks. Federal and state regulatory and law enforcement authorities closely scrutinize the compliance by financial institutions with the Bank Secrecy Act and anti-money laundering rules.

Mizuho Financial Group, Mizuho Bank and Mizuho Americas are financial holding companies (“FHCs”) within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Federal Reserve. As a matter of law, these three companies are required to act as a source of financial strength to Mizuho Bank (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting shares in any company engaged in nonfinancial activities that we do not routinely manage, generally for a period of up to 10 years, under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank, savings association or bank holding company.

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

To retain our status as an FHC, we must also comply with certain additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized”. We and each of our U.S. insured depository institution subsidiaries must also be “well managed” including that we and they maintain supervisory ratings that are at least satisfactory. Further, Mizuho Financial Group and Mizuho Bank must also meet such capital standards as calculated under their home country standards (which must be comparable to the capital required for a U.S. bank) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as an FHC during any period of noncompliance without the prior approval of the Federal

Reserve Board(“FRB”), and divestiture or termination of certain business activities, or termination of our U.S. branches and agencies, may be required as a consequence of failing to correct such conditions within 180 days.

U.S. branches, agencies and representative offices of foreign banks must be licensed, and supervised and regulated, by either a state banking authority or by the Office of the Comptroller of the Currency (“OCC”). Each branch and representative office in the United States of Mizuho Bank is state-licensed and regulated. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks, as a general matter, may engage only in activities that would be permissible for their federally-licensed counterparts, unless the FRB determines that the additional activity is consistent with sound practices and such activities are permissible under applicable state law. U.S. federal banking laws also subject state-licensed branches and agencies to the same single-borrower lending limits that apply to federal branches and agencies, which are substantially similar to the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

The New York branch of Mizuho Bank is licensed and subject to supervision, examination and regulation by the New York State Department of Financial Services (“NYDFS”) as well as by the Federal Reserve. Except for a prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York State has an asset pledge requirement for branches equal to the greater of 1% of average total liabilities for the previous month or $2 million, provided that an institution designated as a “well-rated foreign banking corporation” is permitted to maintain a reduced asset pledge with a cap of $100 million. The NYDFS may require higher amounts for supervisory reasons. Each other U.S. branch and representative office of Mizuho Bank is also licensed and subject to regulation and examination by the state banking authority of the state in which such branch or representative office is located. The deposits of Mizuho Bank’s U.S. branches are not insured by the Federal Deposit Insurance Corporation (“FDIC”).

On the other hand, Mizuho Bank (USA) is a New York state-chartered bank that is a member of the Federal Reserve System whose deposits are insured by the FDIC. As such, Mizuho Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve and the NYDFS, as well as relevant FDIC regulation. As an FDIC-insured institution, Mizuho Bank (USA) is subject to regular insurance assessments by the FDIC, as well as occasional “special assessments.” In connection with the FDIC’s resolution of Silicon Valley Bank and Signature Bank in March 2023, U.S. government agencies invoked the “systemic risk exception” which extended FDIC insurance to depositors of the failed banks with deposits above the US$250,000 insurance limit. In order to recover the cost associated with protecting such uninsured depositors, the FDIC adopted a final rule in November 2023 to implement a special assessment at an annual rate of approximately 13.4 basis points (0.134%) of an insured institution’s estimated uninsured deposits reported as of December 31, 2022, excluding the first $5 billion of the insured institution’s estimated uninsured deposits. The special assessment is due over eight quarterly periods which may be extended by the FDIC based on changes to its projected loss estimates. Based on the terms of the FDIC’s final rule, Mizuho Bank (USA) is not subject to a special assessment based on its uninsured deposits reported as of December 31, 2022.

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that may pose significant systemic risk and bank holding companies with a certain level of consolidated assets. The FRB must consider national treatment and competitive equality when imposing stricter standards on foreign banking organizations like Mizuho Financial Group, as well as the extent of comparable home country standards. In February 2014, the FRB finalized rules (the “FBO Rules”) under Regulation YY that impose enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Financial Group. Under the FBO Rules, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. In addition, under the FBO Rules, foreign banking organizations with $50 billion or more in total U.S. non-branch assets are required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold its ownership interest in a substantial majority of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis. In consideration of certain enhanced prudential requirements under the FBO Rules, we established a new U.S. bank holding company, Mizuho Americas, a wholly owned direct subsidiary of Mizuho Bank as of July 1, 2016. Mizuho Americas is currently the holding company for our U.S. bank subsidiary, Mizuho Bank (USA), our U.S. securities broker-dealer, Mizuho Securities USA LLC, and certain other of our U.S. subsidiaries. The establishment of Mizuho Americas was part of a larger internal reorganization, which was taken with the aim of, among other things, strengthening corporate governance.

On May 24, 2018, the U.S. Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”) was signed into law. Among other regulatory changes, the EGRRCPA raised the asset threshold for automatic application of enhanced prudential standards to banking organizations under the Dodd-Frank Act from $50 billion in total consolidated assets to $250 billion (which statutory threshold, in the case of foreign banking organizations (“FBOs”), is measured based on total global consolidated assets). The EGRRCPA exempted banking organizations with total consolidated assets of less than $100 billion from these enhanced prudential standards effective immediately upon enactment of the bill. The Federal Reserve, however, was granted discretionary authority to apply any enhanced prudential standards to any banking organization with between $100 billion and $250 billion in total consolidated assets that would otherwise be exempt under the legislation.

In October 2019, the FRB finalized a rule to implement the EGRRCPA’s changes to the application of enhanced prudential standards for large U.S. banking organizations and FBOs (the “Tailoring Rule”). The Tailoring Rule delineates three categories, Category II, Category III and Category IV, of enhanced prudential standards applicable to FBOs based on an FBO’s asset size and other factors such as the degree of the cross-jurisdictional activity, short-term wholesale funding, nonbank assets, and off-balance sheet exposures of an FBO’s U.S. operations. The Tailoring Rule generally determines the stringency of enhanced prudential standards applicable to FBOs based on the risk profile of the FBO’s U.S. operations, rather than its global footprint, with most enhanced prudential standards applying only to FBOs with combined U.S. assets of at least $100 billion.

We are a Category III FBO as delineated by the Tailoring Rule as of the end of December 2024.

Also in October 2019, the FRB and the FDIC finalized a rule (the “Resolution Planning Rule”) that modifies resolution plan requirements according to the EGRRCPA. The Resolution Planning Rule tailors those requirements based on the category as determined by the Tailoring Rule.

The FRB has developed resolution plan guidance jointly with the FDIC and issued final guidance to help certain large banks further develop their resolution plans on August 5, 2024. The guidance is organized around key areas of potential vulnerability, such as capital, liquidity, and operational capabilities that could be needed in resolution. The resolution plan submission date is October 1, 2025, and the FRB expects filers to comply with the final guidance in the submission.

Under Section 13 of the BHCA (as amended by the EGRRCPA) and its implementing regulations, also known as the “Volcker Rule,” any insured depository institution, subject to certain exceptions including for a depository institution that, together with every company that controls it, has $10 billion or less in total consolidated assets and trading assets and liabilities that are less than 5% of total consolidated assets, any company that controls such an institution, any non-U.S. bank with branches in the United States, such as Mizuho Bank, and any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading or from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions.

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

Cybersecurity and privacy trends in Europe and the U.S.

We are subject to U.S. and European laws and regulations governing requirements for maintaining policies and procedures regarding the disclosure, use and protection of the non-public confidential information and personal information of our customers and employees. To comply with these various laws and regulations, we have implemented security and privacy policies and procedures for the protection of personal and confidential information across our business. These laws and regulations also impact our ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or contact customers with marketing offers and establish certain rights of consumers in connection with their personal information. For example, the Gramm-Leach Bliley Act (“GLBA”) and rules adopted by the SEC (Regulation S-P) pursuant to GLBA regulate broker-dealers’ and investment advisers’ practices regarding the use and sharing with third parties of investors’ personal financial information and require them to disclose these practices to investors. In addition, the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act (“CPRA”), provides, subject to certain exemptions, California residents with the right to know what personal data is being collected, know whether their personal data is sold or disclosed and to whom and opt out of the sale or sharing of their personal data, to correct inaccurate information, to limit the use and disclosure of sensitive personal information, among other rights. In addition, the EU General Data Protection Regulation (“EU GDPR”) which has been retained and transposed into the UK’s domestic law by virtue of the European Union (Withdrawal) Act 2018 (the body of law retained in the UK, together with the UK Data Protection Act 2018, is referred to herein as the “UK GDPR”) imposes obligations on the processing of personal data of data subjects (natural persons), and such obligations can, in certain circumstances, apply on an extraterritorial basis. The EU GDPR, the UK GDPR and other similar data protection laws provide greater protection for data subjects by requiring, amongst other things, personal data to be processed lawfully in a fair and transparent manner, to be collected for specified, explicit and legitimate purposes, and to be limited to what is adequate or necessary in relation to those purposes. Data controllers must be able to respond to the rights of data subjects, which includes the right of individuals to access their personal data, to seek to rectify inaccurate data, to have personal data erased where processing is no longer required, to seek to restrict the processing of their personal data, and to object to the processing of their personal data. These existing and evolving legal requirements in the U.S., the EU, the UK, and other jurisdictions continue to lend uncertainty to privacy compliance globally and may require us to incur material costs with respect to compliance in the future. Further, certain violations of these data protection laws may result in penalties and losses such as significant administrative fines, e.g., in the case of the EU GDPR, up to the higher of EUR 20 million and 4% of total worldwide annual turnover.

In the United States, federal and state regulators, including the Federal Reserve, OCC, SEC and NYDFS, have increasingly focused on cybersecurity risks and responses for regulated entities and laws and regulations in this area are evolving. For example, on March 1, 2017, the NYDFS cybersecurity regulation became effective. The regulation applies to any person licensed or chartered by the NYDFS, including New York state-chartered banks and NYDFS-licensed branches of non-U.S. banks such as Mizuho Bank (USA) and the New York branch of Mizuho Bank, and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion,” including addressing risks posed by third-party service providers, training and retention of specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public information. Each covered entity must monitor its systems and networks and notify the superintendent of the NYDFS within 72 hours after it is determined that a material cybersecurity event has occurred. Senior management of the covered entity has been required to file an annual certification confirming compliance with the NYDFS regulations since February 15, 2018. NYDFS amended its cybersecurity regulations on November 1, 2023 for all covered entities, increasing the requirements for cybersecurity programs, including but not limited to requirements concerning assessment, certification, access, training, staff, monitoring and reporting. As part of this amendment, the 72 hour reporting requirement was extended to include cybersecurity events at affiliates and third-party service providers. Additional requirements, including independent audits of cybersecurity programs and access and endpoint monitoring, were also introduced for a new category of Class A companies. Similarly, in November 2021, the federal bank regulatory agencies issued a rule regarding notification requirements for banking organizations related to significant computer security incidents, which went into effect on May 1, 2022. Under the rule, a banking organization is required to notify the relevant federal banking regulatory agency within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization or pose a threat to the financial stability of the United States. In 2023, the SEC adopted new and amended rules that require foreign private issuers such as Mizuho to describe their process for assessing and managing material risks from cybersecurity threats and promptly disclose any material cybersecurity incident through a Form 6-K filing. The effective dates for these rules were in December 2023. Also in May 2024, the SEC announced the adoption of amendments to Regulation S-P that, among other things, require broker-dealers and investment advisers to notify affected individuals of a breach involving their personal financial information within 30 days of becoming aware that it occurred. Comparable cybersecurity laws and regulations are also evolving in other jurisdictions. For example, in the EU, the Digital Operational Resilience Act, which entered into force on January 16, 2023 and entered into application on January 17, 2025, regulates financial entities in relation to information and communication technology (ICT) risk management, including the adoption of specific mechanisms and policies for protecting against and handling ICT-related incidents and reporting major ICT-related incidents to competent authorities.

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

Activities through correspondent banking accounts

In the fiscal year ended March 31, 2025, Mizuho Bank continued to maintain accounts for Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, but conducted no funds transfers through these accounts or through other correspondent banking accounts on behalf of such Iranian banks. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Mizuho Bank will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2025:

Notes:

(1)	We have begun examining the integration of Mizuho Bank and Mizuho Research & Technologies with the aim of completing the integration by April 2026.
(2)	Custody Bank of Japan, in which we have a 27.0% equity interest, is an equity-method affiliate of ours.

(3)	MI Digital Services, in which we have a 35.0% equity interest, is an equity-method affiliate of ours.
(4)	Mizuho Leasing, in which we have a 23.6% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2025:

Name(1)	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.(2)	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	100.0%	100.0%
Mizuho Research & Technologies, Ltd.(2)	Japan	Information technology and think tank consulting	100.0%	100.0%
Asset Management One Co., Ltd.	Japan	Investment management	70.0%	51.0%
Mizuho Innovation Frontier Co., Ltd.	Japan	Investment	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
UC Card Co., Ltd.	Japan	Credit card	100.0%	100.0%
Mizuho Realty One Co., Ltd.	Japan	Holding company	100.0%	100.0%
Mizuho Business Service Co., Ltd.(4)	Japan	Subcontracted operations	100.0%	100.0%
Mizuho Realty Co., Ltd.(3)	Japan	Real estate agency	99.5%	95.1%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
Mizuho Capital Co., Ltd.(3)	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho Americas LLC	USA	Holding company	100.0%	100.0%
Mizuho Bank Europe N.V.(5)	Netherlands	Banking and securities	100.0%	100.0%
Mizuho Bank (China), Ltd	China	Banking	100.0%	100.0%
Mizuho Capital Markets LLC	USA	Derivatives	100.0%	100.0%
Mizuho International plc	UK	Securities and banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA LLC	USA	Securities	100.0%	100.0%
Banco Mizuho do Brasil S.A	Brazil	Banking	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Bank (USA)	USA	Banking and trust	100.0%	100.0%
Mizuho Securities Europe GmbH(5)	Germany	Securities	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

Notes:

(1)

J.Score Co., Ltd., which had previously been listed as “principal consolidated subsidiaries”, completed its business integration with LINE Credit Corporation, which is an equity-method affiliate of ours, as the successor company and transitioned to a liquidation company as of April 1, 2025.

(2)	We have begun examining the integration of Mizuho Bank and Mizuho Research & Technologies with the aim of completing the integration by April 2026.
(3)	The proportion of ownership interest refers to the respective proportion of economic interest held by us.
(4)	Mizuho Business Service changed its trade name to Mizuho Group Services, Ltd. on April 1, 2025.
(5)	Mizuho Bank Europe absorbed Mizuho Securities Europe by merger on April 5, 2025.

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2024 and 2025:

	As of March 31,
	2024	2025
	(in millions of yen)
Land	¥577,026	¥570,626
Buildings	684,476	741,887
Equipment and furniture	393,379	392,780
Leasehold improvements	217,762	212,741
Construction in progress	47,787	62,010
Software	1,452,645	1,581,741

Total	3,373,076	3,561,785
Less: Accumulated depreciation and amortization	1,658,590	1,748,107

Premises and equipment—net	¥1,714,485	¥1,813,678

Our head office is located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The headquarter building is leased from a third party.

The total area of land related to our material office and other properties as of March 31, 2025 was approximately 518,000 square meters for owned land and approximately 11,000 square meters for leased land.

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

As to the recent economic environment, developed countries in Europe and the United States have begun to cut interest rates in response to the slowdown in inflation. In the United States, although the labor market has slowed down due to the effects of monetary tightening, the economy has remained resilient, driven by consumption by high-income earners. On the other hand, in Europe, consumption and corporate activities have continued to stagnate. In China, the economy has lacked strength due to the correction in the real estate market and sluggish consumer spending.

In Japan, the economy has been experiencing a moderate recovery. While low growth in overseas economies has weighed on production in the manufacturing sector, capital investment and wages have been on an increasing trend on the back of high corporate profits. At the same time, as the movement to pass increased labor costs onto prices has been gradually spreading, the Bank of Japan (“BOJ”) decided to raise its policy interest rate in January 2025. It is expected that the BOJ will continue to determine its monetary policy by assessing developments in wages and prices and other economic trends going forward.

In the United States, the economy has been continuing to grow steadily, driven by consumption by high-income earners, even under the rapid monetary tightening by the FRB. On the other hand, due to the impact of monetary tightening, the labor market has slowed down, and inflation has been steadily slowing down as a result of the easing of labor and supply shortages. In January 2025, the U.S. administration changed, and there have been growing concerns of a resurgence in inflation and economic deterioration due to its tariff policies. Based on these circumstances, the FRB decided to leave its policy interest rate unchanged at the meetings of the Federal Open Market Committees held in January, March and May 2025. Amid increasing uncertainties, it is expected that the FRB will determine its future policies carefully while keeping an eye on inflation and economic conditions.

In Europe, the economy has continued to experience low growth. Consumer spending has been stagnant, and the impact of monetary tightening has exerted downward pressure on companies’ investment demand. In addition, inflation has slowed as a result of a pause in the passing of rising energy costs onto consumers, the economic downturn and a deceleration in wage increases. Based on these circumstances, the European Central Bank (“ECB”) decided to lower its policy interest rate at its meetings held in March, April and June 2025. As interest rates gradually approach a neutral level, it is expected that the ECB will determine its future policies by assessing the impact on its economy.

In Asia, the economy has been lacking momentum. In China, although government support measures and robust exports have supported the economy, the prolonged correction in the real estate market and weak consumer spending have resulted in an economy lacking momentum. In addition, conflicts between the United States and China have been ongoing, and uncertainty with respect to China’s trade and national security is higher than ever.

In emerging countries, economies have begun to recover due to an increase in electronic device exports. However, with lingering concerns such as currency depreciation and the resurgence of inflation, the pace of interest rate cuts in each country has remained slow, and the recovery of domestic demand has been sluggish.

As for the future outlook of the global economy, growth is expected to remain sluggish, as the imposition of tariffs by the United States will be a downward pressure factor, and the slowdown in the Chinese economy will weigh on the global economy. In addition, due to Japan’s and Europe’s intensified export competition with China in global markets, further escalation of regional conflicts in the Middle East, and policy uncertainty in the United States, fears of economic deterioration and financial and capital market disruption may spread, which may also adversely affect the Japanese economy.

Key indicators of Japanese economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis increased by 1.3%, 0.6% and 0.8% in the fiscal years ended March 31, 2023, 2024 and 2025, respectively. During the fiscal year ended March 31, 2025, the year-on-year growth rates were minus 0.6%, 0.8%, 1.3%, and 1.7%, for the quarters ended June 30, September 30, December 31 and March 31, respectively. Japan’s core nationwide consumer price index increased by 3.0%, 2.8% and 2.7% in the fiscal years ended March 31, 2023, 2024 and 2025, respectively.

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

In March 2024, the BOJ expressed the view that its policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy since 2016 have fulfilled their roles because the BOJ assessed that a virtuous cycle between wages and prices had emerged, and judged that the price stability target of 2 percent had come in sight and would be achieved in a sustainable and stable manner towards the end of the projection period of the January 2024 Outlook Report (Outlook for Economic Activity and Prices). As the guideline for market operations, the BOJ decided to (i) end the negative interest rate policy and encourage the uncollateralized overnight call rate to remain at around 0 to 0.1 percent, and (ii) eliminate the yield curve control and abolish the yield target level on 10-year Japanese government bonds.

In July 2024, the BOJ decided (i) to encourage the uncollateralized overnight call rate to remain at around 0.25 percent, and (ii) on a plan to reduce the amount of its monthly outright purchases of Japanese government bonds by about 400 billion yen each calendar quarter in principle, down to about 3 trillion yen during a period from January to March 2026.

In January 2025, the BOJ decided to encourage the uncollateralized overnight call rate to remain at around 0.5 percent. In accordance with the change in the guideline for money market operations, the BOJ decided to change (i) the interest rate applied to the complementary deposit facility (which is the interest rate applied to current account balances held by financial institutions at the BOJ, excluding required reserve balances), to 0.5 percent, and (ii) the basic loan rate applicable under the complementary lending facility, to 0.75 percent.

•

The yield on newly issued 10-year Japanese government bonds, which is a key long-term interest rate indicator, was 0.351%, 0.727% and 1.490% as of March 31, 2023, March 29, 2024 and March 31, 2025, respectively. The yield fluctuated between 1.589% and 0.739% during the fiscal year ended March 31, 2025. Thereafter, the yield increased to 1.501% as of May 30, 2025.

•

According to Teikoku Databank, a Japanese research institution, there were 6,799 corporate bankruptcies in the fiscal year ended March 31, 2023, involving approximately ¥2.3 trillion in total liabilities, 8,881 corporate bankruptcies in the fiscal year ended March 31, 2024, involving approximately ¥2.4 trillion in total liabilities, and 10,070 corporate bankruptcies in the fiscal year ended March 31, 2025, involving approximately ¥2.3 trillion in total liabilities. The number of corporate bankruptcies in the fiscal year ended March 31, 2025 increased for the third consecutive year compared to the previous year, and exceeded 10,000 corporate bankruptcies for the first time in eleven years, since the fiscal year ended March 31, 2014, which recorded 10,102 corporate bankruptcies.

•

The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 0.8% to ¥28,041.48 as of March 31, 2023, followed by a 44.0% increase to ¥40,369.44 as of March 29, 2024 and a 11.8% decrease to ¥35,617.56 as of March 31, 2025, each compared to the last trading day of the previous fiscal year. Thereafter, the Nikkei Stock Average increased to ¥37,965.10 as of May 30, 2025.

•

The yen to U.S. dollar spot exchange rate, according to the BOJ, was ¥133.13 to $1.00 as of March 31, 2023, ¥151.34 to $1.00 as of March 29, 2024 and ¥149.14 to $1.00 as of March 31, 2025. The rate fluctuated between ¥140.60 and ¥161.77 to $1.00 during the fiscal year ended March 31, 2025. Thereafter, the yen strengthened to ¥144.04 to $1.00 as of May 30, 2025.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 0.6% and 7.0% in the fiscal years ended March 31, 2023 and 2024, respectively, and increased by 2.0% in the fiscal year ended March 31, 2025.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan increased by 1.4%, 2.0% and 2.1% in calendar years 2022, 2023 and 2024, respectively.

Capital Improvements

All yen figures and percentages in this subsection are truncated.

We have been pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return.

Capital Adequacy

In the fiscal year ended March 31, 2025, we maintained a sufficient capital base compared to regulatory minimum requirements, mainly as a result of earning ¥885.4 billion of profit attributable to owners of parent (under Japanese GAAP).

Our Common Equity Tier 1 capital ratio under Basel III was 12.73% and 13.23% as of March 31, 2024 and 2025, respectively.

With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2024, we redeemed ¥140.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2019. As for Tier 2 capital, in July 2024, December 2024 and June 2025, we redeemed ¥80.0 billion, ¥25.0 billion and ¥20.0 billion of unsecured fixed-term subordinated bonds with a write-down clause issued by Mizuho Financial Group in July 2014, December 2014 and June 2015, respectively. In June 2024, October 2024 and June 2025, we redeemed ¥55.0 billion, ¥117.0 billion and ¥40.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2019, October 2019 and June 2020, respectively.

Meanwhile, as for the new issuance of Additional Tier 1 capital, in April 2024, we issued ¥162.0 billion and ¥68.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. In July 2024, we issued ¥56.5 billion and ¥28.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan, and in April 2025, we also issued ¥111.5 billion and ¥52.5 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. With respect to the new issuances of Tier 2 capital, in July 2024, we issued ¥64.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through a public offering to retail investors in Japan. In July 2024, we also issued ¥136.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause through a public offering to retail investors in Japan.

Enhancement of Shareholder Return

Annual cash dividends for the fiscal year ended March 31, 2025 were ¥140.0 per share of common stock (the interim cash dividend was ¥65.0 per share of common stock and the year-end cash dividend was ¥75.0 per share of common stock).

On May 15, 2025, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥100 billion between May 16, 2025 and August 31, 2025. The cancellation of the repurchased shares is scheduled on September 22, 2025. Pursuant to the resolution, we have repurchased an aggregate of 4,351,500 shares for ¥16.8 billion as of May 31, 2025 on a trade basis.

From the fiscal year ending March 31, 2026, we decided to set forth our new shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In addition, we aim to increase dividends per share by approximately ¥5.0 each fiscal year, based on and assuming the steady growth of our stable earnings base. We will decide share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

Business Trends

See “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Item 5. Operating and Financial Review and Prospects—Financial Condition.”

Others

Strategic Capital and Business Alliance between Mizuho Financial Group and Rakuten Card

On November 13, 2024, we resolved to enter into a strategic capital and business alliance (“the Alliance”) with Rakuten Card Co., Ltd. (“Rakuten Card”), a consolidated subsidiary of Rakuten Group, Inc. (“Rakuten Group”). In conjunction with the Alliance, we and Rakuten Group executed a share transfer agreement on November 13, 2024, pursuant to which Rakuten Group transferred 14.99% of Rakuten Card’s common stock to us for ¥165 billion on December 1, 2024.

In addition, on the same date, Mizuho Financial Group, Mizuho Bank, UC Card Co., Ltd., each, our consolidated subsidiary, Orient Corporation, our equity-method affiliate, Rakuten Group and Rakuten Card announced the formation of a business alliance that aims to transform Japan’s digital payment landscape. We and Rakuten Group decided to leverage the strengths of these six key companies to develop new, highly convenient retail business models in the increasingly competitive payments industry, which will strengthen customer loyalty and develop solutions that meet the needs of affiliate stores.

Mizuho Financial Group to Sell the Global Custody Business

On February 28, 2025, we entered into an agreement to transfer our global custody and related businesses outside of Japan to State Street Corporation. We currently operate the businesses through our local subsidiaries, Mizuho Trust & Banking (Luxembourg) S.A., owned by Mizuho Trust & Banking, and Mizuho Bank (USA), a wholly-owned subsidiary of Mizuho Bank. The transaction is subject to the regulatory approvals and other closing conditions.

Launching Universal Bank in the EU

In responding to the changes in economic environments and the diversification of client needs, Amsterdam-based Mizuho Bank Europe N.V. (“Mizuho Bank Europe”), a subsidiary of Mizuho Bank, has merged with Frankfurt-based Mizuho Securities Europe GmbH, a subsidiary of Mizuho Securities Co., Ltd. As the surviving entity, Mizuho Bank Europe has successfully commenced operations under its new universal bank structure, offering a fully integrated banking and securities business, as of April 7, 2025.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuations, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even if we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. As part of the medium-term business plan for the three fiscal years ending March 31, 2026, we are continuing our basic policy of reducing cross-shareholdings. During the fiscal year ended March 31, 2025, we sold ¥104.0 billion of cross-shareholdings under Japanese GAAP on an acquisition cost basis.

Russia-Ukraine situation

As of March 31, 2024 and 2025, our direct net country exposure to Russia was $1.12 billion and $1.01 billion, respectively, which was only a small percentage of our total exposure. The Russia-related exposure figures are on an aggregate basis of Mizuho Bank and Mizuho Trust & Banking, each on a consolidated basis, and take into account the guarantee amount in the country where the risk exists. The exposure primarily consisted of outstanding loans, commitment lines, guarantee transactions and derivatives-related credit. Included within this exposure are loans made by AO Mizuho Bank (Moscow). Loans of AO Mizuho Bank (Moscow) decreased by $0.09 billion from $0.09 billion as of March 31, 2024 to almost nil as of March 31, 2025.

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

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed accordingly to reflect current economic conditions and our expectation of future conditions on a timely basis. For the fiscal year ended March 31, 2025, we used the most recent macroeconomic scenario available during our credit loss estimation process.

The following table shows the major factors of the macroeconomic scenario, the gross domestic product of Japan and United States and unemployment rate of Japan.

			(%)
	2025	2026	2027
Real Gross Domestic Product of Japan	0.8	0.7	0.6
Nominal Gross Domestic Product of Japan	2.7	2.0	2.1
Real Gross Domestic Product of United States	1.7	1.8	1.9

	2025	2026	2027
Unemployment rate of Japan	2.5	2.4	2.3

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

Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as trade policies and their ripple effect on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of the evolving tariff policies on the automotive supply chain, the interest rate hike on domestic obligors, and other factors contributing to economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions including the forecasted business outlook for specific portfolio segments, and the current forecast for the growth rate of gross domestic product.

The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, the timing and amount of future cash flows, and the development of qualitative adjustments as discussed above. Furthermore, information available at the time of the determination is limited, and it is not possible to eliminate uncertainty. Significant changes in any of the factors underlying our determination of the allowances could materially affect our financial condition and results of operations. For example, in response to the unexpected deterioration of future macroeconomic conditions and the consequent decline in internal risk rating, we may need to increase the allowances with additional charges to earnings. Additionally, changes in economic variables such as gross domestic product, the unemployment rate and real estate prices may not move in a correlated manner as variables may move in opposite directions or differ across portfolios or geography, so the improvement in one factor or input may offset deterioration in others.

We replaced the major factors of the macroeconomic scenario as follows to demonstrate the sensitivity of credit loss estimates to macroeconomic forecasts.

•

An increase of approximately ¥20 billion in allowance for credit losses for domestic corporate segment if the nominal gross domestic product of Japan was decreased by 100 bps for each year within the reasonable and supportable forecast period compared to the nominal gross domestic product of Japan used in the current macroeconomic scenario.

•

An increase of approximately ¥15 billion in allowance for credit losses for foreign corporate segment if the real gross domestic product of the United States was decreased by 100 bps for each year within the reasonable and supportable forecast period compared to the real gross domestic product of the United States used in the current macroeconomic scenario.

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

For assets and liabilities classified in Level 1 and 2 of the hierarchy, where inputs are principally based on observable market data, there are less judgments or estimates in determining fair value, while the determination of fair value of Level 3 assets and liabilities involves more significant management judgments and estimates. For further information, including valuation methodologies and the use of management estimates and judgments in connection therewith, see note 26 to the consolidated financial statements included elsewhere in this annual report.

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

Operating Results

The following discussion relates to our operating results for the fiscal years ended March 31, 2024 and 2025. For the discussion on our operating results for the fiscal year ended March 31, 2023, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2023 and 2024, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results” in our annual report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on June 26, 2024.

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2024 and 2025:

	Fiscal years ended March 31,
	2024	2025
	(in billions of yen)
Interest and dividend income	¥5,767	¥6,167
Interest expense	4,562	4,907

Net interest income	1,205	1,260
Provision (credit) for credit losses	47	97

Net interest income after provision (credit) for credit losses	1,158	1,163
Noninterest income	2,744	2,003
Noninterest expenses	2,278	2,407

Income before income tax expense	1,623	759
Income tax expense	425	200

Net income	1,198	560
Less: Net income (loss) attributable to noncontrolling interests	286	(34)

Net income attributable to MHFG shareholders	¥912	¥593

The following is a discussion of major components of our net income attributable to MHFG shareholders for the fiscal years ended March 31, 2024 and 2025.

Net Interest Income

The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2024 and 2025:

	Fiscal years ended March 31,
	2024			2025
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate

	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥45,926	¥30	0.07%	¥56,125	¥136	0.24%
Call loans and funds sold	4,889	—	0.00	197	1	0.46
Receivables under resale agreements and securities borrowing transactions	8,980	72	0.80	11,437	86	0.75
Trading account assets	6,554	91	1.40	6,638	98	1.48
Investments	24,888	96	0.38	18,481	125	0.68
Loans	58,582	636	1.09	60,835	748	1.23

Total interest-earning assets	149,820	925	0.62	153,713	1,195	0.78

Deposits	98,446	130	0.13	97,231	177	0.18
Call money and funds purchased	1,841	2	0.13	2,393	7	0.30
Payables under repurchase agreements and securities lending transactions	7,250	137	1.89	16,769	550	3.28
Other short-term borrowings(1)	2,268	5	0.21	2,993	18	0.59
Trading account liabilities	4,567	53	1.16	4,062	61	1.50
Long-term debt	14,353	308	2.15	14,488	315	2.17

Total interest-bearing liabilities	128,724	634	0.49	137,935	1,127	0.82

Net	21,096	291	0.13	15,778	68	0.00

Foreign:
Interest-bearing deposits in other banks	19,600	991	5.06	16,279	832	5.11
Call loans and funds sold	1,031	33	3.21	747	20	2.71
Receivables under resale agreements and securities borrowing transactions	11,663	667	5.72	14,726	782	5.31
Trading account assets	15,142	623	4.12	17,061	724	4.24
Investments	7,332	210	2.87	9,343	358	3.84
Loans	38,942	2,317	5.95	38,452	2,256	5.87

Total interest-earning assets	93,710	4,842	5.17	96,608	4,972	5.15

Deposits	44,214	2,047	4.63	45,379	2,041	4.50
Call money and funds purchased	427	20	4.63	238	9	3.98
Payables under repurchase agreements and securities lending transactions	29,076	1,580	5.43	24,918	1,359	5.45
Other short-term borrowings(1)	1,790	91	5.08	1,673	131	7.85
Trading account liabilities	1,800	122	6.77	1,939	164	8.47
Long-term debt	1,403	68	4.86	1,720	75	4.36

Total interest-bearing liabilities	78,710	3,928	4.99	75,866	3,780	4.98

Net	15,000	914	0.18	20,742	1,192	0.17

Total:
Total interest-earning assets	243,529	5,767	2.37	250,322	6,167	2.46
Total interest-bearing liabilities	207,434	4,562	2.20	213,801	4,907	2.30

Net	¥36,096	¥1,205	0.17	¥36,520	¥1,260	0.16

Note:

(1)	Other short-term borrowings consist of due to trust accounts, commercial paper and any other short-term borrowings.

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Interest and dividend income increased by ¥400 billion, or 6.9%, from the previous fiscal year, to ¥6,167 billion in the fiscal year ended March 31, 2025. Domestic interest and dividend income accounted for ¥1,195 billion of the total amount, an increase of ¥270 billion from the previous fiscal year. Foreign interest and dividend income accounted for ¥4,972 billion, an increase of ¥130 billion from the previous fiscal year.

The BOJ decided to encourage the uncollateralized overnight call rate to remain at around 0.25 percent in July 2024. In addition, the BOJ decided to encourage the uncollateralized overnight call rate to remain at around 0.5 percent in January 2025. On the other hand, the yield on newly issued 10-year Japanese government bonds, which is a key long-term interest rate indicator, was 0.727% and 1.490% as of March 29, 2024 and March 31, 2025, respectively. The yield on overseas branches experienced a slight decrease. Under such circumstances, the average yield on domestic loans increased by 0.14 percentage points from the previous fiscal year to 1.23% in the fiscal year ended March 31, 2025, and the average rate on domestic deposits increased by 0.05 percentage points from the previous fiscal year to 0.18% in the fiscal year ended March 31, 2025. The average yield on foreign loans decreased by 0.08 percentage points from the previous fiscal year to 5.87% in the fiscal year ended March 31, 2025, and the average rate on foreign deposits decreased by 0.13 percentage points from the previous fiscal year to 4.50% in the fiscal year ended March 31, 2025.

The increase in domestic interest and dividend income was due mainly to increases in interest income from loans and interest-bearing deposits in other banks. The increase in interest income from loans and interest-bearing deposits in other banks was due mainly to an increase in the average yield. Changes in the average yields on domestic interest-earning assets contributed to an increase in interest and dividend income of ¥242 billion, and changes in the average balance of domestic interest-earning assets contributed to an increase of ¥27 billion, resulting in the ¥270 billion increase in domestic interest and dividend income.

The increase in foreign interest and dividend income was due mainly to an increase in interest income from foreign investments. The increase in interest income from foreign investments was due mainly to an increase in the average yield. Changes in the average yield on foreign interest-earning assets contributed to an increase in interest and dividend income of ¥24 billion, and changes in the average balance of foreign interest-earning assets contributed to an increase of ¥106 billion, resulting in the ¥130 billion overall increase in foreign interest and dividend income.

Interest expense increased by ¥345 billion, or 7.6%, from the previous fiscal year, to ¥4,907 billion in the fiscal year ended March 31, 2025. Domestic interest expense accounted for ¥1,127 billion of the total amount, an increase of ¥493 billion from the previous fiscal year. Foreign interest expense accounted for ¥3,780 billion of the total amount, a decrease of ¥148 billion from the previous fiscal year.

The increase in domestic interest expense was due mainly to an increase in interest expense from domestic payables under repurchase agreements and securities lending transactions, which was primarily a result of an increase in average interest rates. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an increase in interest expense of ¥316 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an increase in interest expense of ¥177 billion, resulting in the ¥493 billion overall increase in domestic interest expense.

The decrease in foreign interest expense was due mainly to a decrease in interest expense from foreign payables under repurchase agreements and securities lending transactions, which was primarily a result of a decrease in average balance. The changes in the average interest rates on foreign interest-bearing liabilities contributed to an increase in interest expense of ¥14 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to a decrease in interest expense of ¥162 billion, resulting in the ¥148 billion overall decrease in foreign interest expense.

As a result of the foregoing, net interest income increased by ¥55 billion, or 4.6%, from the previous fiscal year, to ¥1,260 billion. The average interest rate spread slightly declined by 0.01 percentage points from the previous fiscal year to 0.16% in the fiscal year ended March 31, 2025. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally netted out between these periods.

Provision (Credit) for Credit Losses

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Provision for credit losses increased by ¥50 billion, or 105.7%, from the previous fiscal year, to ¥97 billion in the fiscal year ended March 31, 2025. The increase was due mainly to a change from credit for credit losses on loans to provision for credit losses on loans to foreign borrowers.

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2024 and 2025:

	Fiscal years ended March 31,
	2024	2025

	(in billions of yen)
Fee and commission	¥1,118	¥1,207
Fee and commission from securities-related business	247	263
Fee and commission from deposits	16	16
Fee and commission from lending business	233	252
Fee and commission from remittance business	107	102
Fee and commission from asset management business	116	127
Fee and commission from trust related business	137	145
Fee and commission from agency business	38	41
Fee and commission from guarantee related business	44	47
Fees for other customer services	182	214
Foreign exchange gains (losses)—net	(19)	(186)
Trading account gains (losses)—net	390	803
Investment gains (losses)—net	1,004	(186)
Debt securities	(6)	(5)
Equity securities	1,010	(182)
Equity in earnings (losses) of equity method investees—net	20	28
Gains on disposal of premises and equipment	10	72
Other noninterest income	221	265

Total noninterest income	¥2,744	¥2,003

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Noninterest income decreased by ¥741 billion, or 27.0%, from the previous fiscal year to ¥2,003 billion in the fiscal year ended March 31, 2025. The decreases were due mainly to investment losses—net of ¥186 billion compared to investment gains—net of ¥1,004 billion in the previous fiscal year, and an increase in foreign exchange losses—net of ¥167 billion, offset in part by an increase in trading account gains —net of ¥413 billion.

Fee and commission

Fee and commission increased by ¥89 billion, or 8.0%, from the previous fiscal year to ¥1,207 billion in the fiscal year ended March 31, 2025. The increase was due mainly to an increase in fee and commission from lending business of ¥20 billion, or 8.4%. The increase in fee and commission from lending business was due mainly to an increase in fee and commission earned from foreign branches.

Foreign exchange gains (losses)—net

Foreign exchange losses—net increased by ¥167 billion, or 859.0%, from the previous fiscal year to ¥186 billion in the fiscal year ended March 31, 2025. The increase was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2025.

Trading account gains (losses)—net

Trading account gains —net increased by ¥413 billion, or 105.9%, from the previous fiscal year to ¥803 billion in the fiscal year ended March 31, 2025. The increase was due mainly to an increase in gains related to change in the fair value of our portfolio of foreign currency-denominated securities for which the fair value option was elected due mainly to a fall in U.S. long-term interest rates, partially offset by a decrease in gains on derivatives.

Investment gains (losses)—net

Investment gains (losses)—net was a loss of ¥186 billion in the fiscal year ended March 31, 2025 compared to a gain of ¥1,004 billion in the previous fiscal year, among which investment gains (losses)—net related to equity securities was a loss of ¥182 billion in the fiscal year ended March 31, 2025 compared to a gain of ¥1,010 billion in the previous fiscal year. The change from investment gains—net to investment losses—net related to equity securities was due mainly to a decrease in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2025, which mostly reflected the relative weakness in market conditions. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2024 and 2025:

	Fiscal years ended March 31,
	2024	2025

	(in billions of yen)
Salaries and employee benefits	¥804	¥883
General and administrative expenses	751	827
Occupancy expenses	168	186
Fee and commission expenses	239	254
Provision (credit) for credit losses on off-balance-sheet instruments	10	27
Other noninterest expenses	306	230

Total noninterest expenses	¥2,278	¥2,407

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Noninterest expenses increased by ¥128 billion, or 5.6%, from the previous fiscal year to ¥2,407 billion in the fiscal year ended March 31, 2025. The increase was due mainly to an increase in salaries and employee benefits of ¥79 billion, or 9.9%, and an increase in general and administrative expenses of ¥76 billion, or 10.1%.

Salaries and employee benefits

Salaries and employee benefits increased by ¥79 billion, or 9.9%, from the previous fiscal year to ¥883 billion in the fiscal year ended March 31, 2025. The increase was due mainly to an increase in personnel costs at our overseas subsidiaries.

General and administrative expenses

General and administrative expenses increased by ¥76 billion, or 10.1%, from the previous fiscal year to ¥827 billion in the fiscal year ended March 31, 2025. The increase was due mainly to an increase in property expenses at a domestic bank subsidiary.

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2024 and 2025:

	Fiscal years ended March 31,
	2024	2025

	(in billions of yen)
Current:
Domestic	¥36	¥93
Foreign	224	211

Total current tax expense	260	304
Deferred:
Domestic	170	(101)
Foreign	(5)	(3)

Total deferred tax expense (benefit)	165	(104)

Total income tax expense	¥425	¥200

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Income tax expense decreased by ¥226 billion from the previous fiscal year to ¥200 billion in the fiscal year ended March 31, 2025. Current tax expense in the fiscal year ended March 31, 2025 increased by ¥44 billion from the previous fiscal year to ¥304 billion. Deferred tax expense (benefit) was a benefit of ¥104 billion in the fiscal year ended March 31, 2025 compared to an expense of ¥165 billion in the previous fiscal year. The increase in current tax expense was due mainly to an increase in the taxable income of our principal banking subsidiaries. The change in deferred tax expense (benefit) was due primarily to changes in temporary differences attributable to marketable securities of our principal banking subsidiaries.

We consider the sales of available-for-sale securities and equity securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was immaterial.

The following table shows the components of deferred tax assets (liabilities) as of March 31, 2024 and 2025:

	As of March 31,
	2024	2025

	(in billions of yen)
Deferred tax assets:
Allowance for credit losses	¥266	¥288
Derivative financial instrument	149	224
Lease liabilities	169	158
Trading securities	209	116
Foreign tax credit and payments	125	112
Premises and equipment	47	46
Available-for-sale securities	—	1
Net operating loss carryforwards	150	151
Other	291	338

Gross deferred tax assets	1,404	1,436

Valuation allowance	(234)	(216)

Deferred tax assets, net of valuation allowance	1,170	1,220
Deferred tax liabilities:
Investments	503	370
Prepaid pension cost and accrued pension liabilities	222	203
Right-of-use assets	161	149
Other	121	189

Gross deferred tax liabilities	1,006	911

Net deferred tax assets	¥164	¥309

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Net income (loss) attributable to noncontrolling interests was a loss of ¥34 billion in the fiscal year ended March 31, 2025 compared to income of ¥286 billion in the previous fiscal year.

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥319 billion, or 35.0%, from the previous fiscal year to ¥593 billion in the fiscal year ended March 31, 2025.

Business Segments Analysis

The following discussion relates to our business segment analysis for the fiscal years ended March 31, 2024 and 2025. For the discussion on our business segment analysis for the fiscal year ended March 31, 2023, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2023 and 2024, please refer to “Item 5. Operating and Financial Review and Prospects—Business Segment Analysis” in our annual report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on June 26, 2024.

We manage our group under an in-house company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (“RBC”); the Corporate & Investment Banking Company (“CIBC”); the Global Corporate & Investment Banking Company (“GCIBC”); the Global Markets Company (“GMC”); and the Asset Management Company (“AMC”). These customer segments are regarded as our operating segments and constitute reportable segments, and they reflect the manner in which our financial information is evaluated by our group’s Executive Management Committee, whose members act collectively as our group’s chief operating decision maker (“CODM”).

Our business segment information is prepared based on the internal management reporting systems used by the CODM to assess the performance of our business segments under Japanese GAAP. The CODM’s review of the reported measures of reportable segments includes evaluation of segment profitability and assessment of actual results compared to the budget. These measures are regularly provided to the CODM and are a component of a multifaceted decision-making process regarding segment performance as well as resource and capital allocation. Since figures reported to the CODM are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 30 to our consolidated financial statements included elsewhere in this annual report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.

For a brief description of each of our business segments, see note 30 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥293.4 billion, compared to the fiscal year ended March 31, 2024, to ¥2,965.6 billion. Consolidated general and administrative expenses for the fiscal year ended March 31, 2025 increased by ¥172.6 billion, compared to the fiscal year ended March 31, 2024, to ¥1,854.5 billion. Consolidated equity in earnings of equity method investees—net for the fiscal year ended March 31, 2025 increased by ¥20.5 billion, compared to the fiscal year ended March 31, 2024, to ¥46.7 billion. Consolidated net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥138.4 billion, compared to the fiscal year ended March 31, 2024, to ¥1,144.2 billion.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2024(1) :	RBC	CIBC	GCIBC	GMC	AMC	Others(6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others(2)	¥749.2	¥556.3	¥738.9	¥443.3	¥57.2	¥127.1	¥2,672.2
General and administrative expenses(3)	651.4	218.0	380.7	315.0	36.1	80.5	1,681.9
Equity in earnings (losses) of equity method investees—net	6.9	7.6	23.7	—	(13.4)	1.3	26.2
Amortization of goodwill and others	—	0.8	2.5	—	6.4	0.8	10.7

Net business profits (losses)(4) + Net gains (losses) related to ETFs and others	¥104.7	¥345.0	¥379.3	¥128.3	¥1.1	¥47.1	¥1,005.8

Fixed assets(5)	¥533.8	¥157.1	¥197.9	¥90.3	¥—	¥885.4	¥1,864.6

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2025(1) :	RBC	CIBC	GCIBC	GMC	AMC	Others(6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others(2)	¥832.1	¥636.7	¥792.2	¥499.1	¥59.7	¥145.6	¥2,965.6
General and administrative expenses(3)	702.1	239.5	453.0	345.6	38.3	75.8	1,854.5
Equity in earnings (losses) of equity method investees—net	10.4	9.6	25.0	—	(3.3)	4.9	46.7
Amortization of goodwill and others	—	0.8	5.8	—	6.1	0.7	13.6

Net business profits (losses)(4) + Net gains (losses) related to ETFs and others	¥140.4	¥406.0	¥358.3	¥153.5	¥11.8	¥73.9	¥1,144.2

Fixed assets(5)	¥603.7	¥171.7	¥224.4	¥101.2	¥—	¥830.3	¥1,931.4

Notes:

(1)

Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the fiscal years ended March 31, 2024 and 2025, net gains (losses) related to ETFs and others amounted to ¥(31.0) billion and ¥45.2 billion, respectively, of which ¥(37.0) billion and ¥37.0 billion are included in GMC, respectively.

(3)

“General and administrative expenses” excludes non-allocated gains (losses), net, which primarily includes personnel expenses, depreciation expenses, and occupancy expenses. When the CODM assesses segment performance and decides how to allocate resources, these expenses are regularly provided to the CODM in an aggregated form as “General and administrative expenses” and may be used, for example, to evaluate the expense ratio against segment profits and to compare them with the budgeted expense information.

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

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

RBC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥82.9 billion, or 11.0%, compared to the fiscal year ended March 31, 2024, to ¥832.1 billion. The increase was attributable mainly to an improvement in deposit income due to the rise in JPY interest rates and an increase in non-interest income.

General and administrative expenses for the fiscal year ended March 31, 2025 increased by ¥50.7 billion, or 7.7%, compared to the fiscal year ended March 31, 2024, to ¥702.1 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥35.7 billion, or 34.1%, compared to the fiscal year ended March 31, 2024, to ¥140.4 billion.

CIBC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥80.4 billion, or 14.4%, compared to the fiscal year ended March 31, 2024, to ¥636.7 billion. The increase was attributable mainly to increases in interest income and securities business income.

General and administrative expenses for the fiscal year ended March 31, 2025 increased by ¥21.4 billion, or 9.8%, compared to the fiscal year ended March 31, 2024, to ¥239.5 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥61.0 billion, or 17.6%, compared to the fiscal year ended March 31, 2024, to ¥406.0 billion.

GCIBC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥53.3 billion, or 7.2%, compared to the fiscal year ended March 31, 2024, to ¥792.2 billion. The increase was attributable mainly to increases in debt capital markets-related revenue and credit-related income.

General and administrative expenses for the fiscal year ended March 31, 2025 increased by ¥72.3 billion, or 18.9%, compared to the fiscal year ended March 31, 2024, to ¥453.0 billion. The increase was attributable mainly to the cost increases in expenses necessary for various regulatory compliance and strengthening of corporate foundations and the impacts of inflation.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 decreased by ¥21.0 billion, or 5.5%, compared to the fiscal year ended March 31, 2024, to ¥358.3 billion.

GMC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥55.7 billion, or 12.5%, compared to the fiscal year ended March 31, 2024, to ¥499.1 billion. The increase was attributable mainly to increases in profits from the sales and trading business in the domestic market and the Americas, as well as from asset liability management (ALM).

General and administrative expenses for the fiscal year ended March 31, 2025 increased by ¥30.5 billion, or 9.7%, compared to the fiscal year ended March 31, 2024, to ¥345.6 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥25.1 billion, or 19.6%, compared to the fiscal year ended March 31, 2024, to ¥153.5 billion.

AMC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥2.4 billion, or 4.3%, compared to the fiscal year ended March 31, 2024, to ¥59.7 billion. The increase was attributable mainly to an increase in revenue from publicly offered investment trusts.

General and administrative expenses for the fiscal year ended March 31, 2025 increased by ¥2.2 billion, or 6.2%, compared to the fiscal year ended March 31, 2024, to ¥38.3 billion.

As a result of the foregoing and a decrease in equity in losses of equity method investees—net by ¥10.1 billion, compared to the fiscal year ended March 31, 2024, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2025 increased by ¥10.7 billion, or 907.1%, compared to the fiscal year ended March 31, 2024, to ¥11.8 billion.

Geographical Segment Analysis

The following discussion relates to our geographical segment analysis for the fiscal years ended March 31, 2024 and 2025. For the discussion on our geographical segment analysis for the fiscal year ended March 31, 2023, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2023 and 2024, please refer to “Item 5. Operating and Financial Review and Prospects—Geographical Segment Analysis” in our annual report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on June 26, 2024.

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

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total

	(in billions of yen)
Fiscal year ended March 31, 2024:
Total revenue(1)	¥2,827	¥3,584	¥198	¥804	¥1,097	¥8,511
Total expenses(2)	2,172	2,979	192	817	728	6,888

Income (loss) before income tax expense	655	606	7	(13)	369	1,623

Net income (loss)	¥449	¥491	¥(2)	¥(50)	¥309	¥1,198

Total assets at end of fiscal year	¥170,064	¥57,036	¥4,483	¥19,142	¥21,448	¥272,173
Fiscal year ended March 31, 2025:
Total revenue(1)	¥2,151	¥3,725	¥247	¥841	¥1,207	¥8,170
Total expenses(2)	2,681	2,702	297	902	828	7,411

Income (loss) before income tax expense (benefit)	(530)	1,023	(50)	(62)	378	759

Net income (loss)	¥(521)	¥926	¥(59)	¥(91)	¥305	¥560

Total assets at end of fiscal year	¥171,684	¥58,654	¥3,990	¥19,835	¥22,578	¥276,741

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for credit losses and noninterest expenses.

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

In the fiscal year ended March 31, 2025, we recorded a net loss in Japan, the Americas excluding the United States, and Europe. Among the geographical regions in which we recorded net income, 75.2% of our net income was derived from the United States and 24.8% from Asia/Oceania excluding Japan, and others. At March 31, 2025, 62.0% of total assets were allocated to Japan, 21.2% to the United States, 1.4% to the Americas excluding the United States, 7.2% to Europe and 8.2% to Asia/Oceania excluding Japan, and others.

In Japan, total revenue decreased by ¥676 billion from the previous fiscal year due primarily to a change from investment gains related to equity securities to investment losses related to equity securities. The change from investment gains related to equity securities to investment losses related to equity securities was due mainly to a decrease in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2025, which mostly reflected the relative weakness in market conditions. Total expenses increased by ¥509 billion from the previous fiscal year due mainly to an increase in expenses on payables under repurchase agreements and securities lending transactions. In addition, we recorded an income tax benefit of ¥8 billion in Japan in the fiscal year ended March 31, 2025 compared to an income tax expense of ¥206 billion in the previous fiscal year. As a result, we recorded net loss of ¥521 billion in Japan in the fiscal year ended March 31, 2025 compared to net income of ¥449 billion in the previous fiscal year. Total assets in Japan increased by ¥1,620 billion due primarily to increases in receivables under resale agreements and trading account assets, offset in part by a decrease in investments.

In the United States, total revenue increased by ¥140 billion from the previous fiscal year due primarily to increases in interest income from investments and trading account assets, offset in part by a decrease in interest income from interest-bearing deposits. The increase in interest income from investments was due mainly to an increase in the average yield. The increase in interest income from trading account assets was due mainly to an increase in the average balance of trading account assets. The decrease in interest income from interest-bearing deposits was due mainly to a decrease in the average balance of interest-bearing deposits. Total expenses decreased by ¥277 billion due mainly to a decrease in expenses on payables under repurchase agreements and securities lending transactions. As a result, net income in the United States increased by ¥435 billion. Total assets in the United States increased by ¥1,618 billion due primarily to an increase in receivables under resale agreements.

In the Americas excluding the United States, total revenue increased by ¥48 billion from the previous fiscal year due primarily to an increase in trading account gains—net, offset in part by a change from foreign exchange gains—net to foreign exchange losses—net. Total expenses increased by ¥105 billion due mainly to increases in expenses on other short-term borrowings and deposits. As a result, net loss in the Americas excluding the United States increased by ¥57 billion. Total assets in the Americas excluding the United States decreased by ¥493 billion due primarily to a decrease in trading account assets.

In Europe, total revenue increased by ¥37 billion from the previous fiscal year due primarily to an increase in interest income from receivables under resale agreements and securities borrowing transactions. Total expenses increased by ¥85 billion due mainly to an increase in expenses on payables under repurchase agreements and securities lending transactions, and an increase in other noninterest expenses. As a result, net loss in Europe increased by ¥41 billion. Total assets in Europe increased by ¥693 billion due primarily to an increase in receivables under resale agreements.

In Asia/Oceania excluding Japan, and others, total revenue increased by ¥109 billion from the previous fiscal year due primarily to increases in foreign exchange gains—net and interest income from trading account assets. Total expenses increased by ¥100 billion due mainly to increases in expenses on trading account liabilities, deposits and payables under repurchase agreements and securities lending transactions. In addition, income tax expense increased by ¥14 billion from the previous fiscal year to ¥73 billion in the fiscal year ended March 31, 2025. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥4 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥1,129 billion due primarily to an increase in receivables under resale agreements.

Financial Condition

Assets

Our assets as of March 31, 2024 and 2025 were as follows:

	As of March 31,		Increase (decrease)
	2024	2025
	(in billions of yen)
Cash and due from banks	¥2,046	¥2,292	¥246
Interest-bearing deposits in other banks	72,067	71,144	(923)
Call loans and funds sold	1,392	776	(616)
Receivables under resale agreements	20,535	28,109	7,574
Receivables under securities borrowing transactions	2,352	2,078	(274)
Trading account assets	36,760	37,598	838
Investments	27,798	24,764	(3,035)
Loans	98,445	99,257	813
Allowance for credit losses on loans	(750)	(816)	(66)

Loans, net of allowance	97,695	98,441	746
Premises and equipment—net	1,714	1,814	99
Due from customers on acceptances	438	274	(164)
Accrued income	692	673	(19)
Goodwill	164	164	(1)
Intangible assets	45	35	(10)
Deferred tax assets	196	345	150
Other assets	8,280	8,234	(46)

Total assets	¥272,173	¥276,741	¥4,568

Total assets increased by ¥4,568 billion from March 31, 2024 to ¥276,741 billion as of March 31, 2025. The increase was due mainly to an increase of ¥7,574 billion in receivables under resale agreements, offset in part by a decrease of ¥3,035 billion in investments.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2024 and 2025:

	As of March 31,				Increase (decrease)
	2024		2025
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥45,921	46.6%	¥45,879	46.2%	¥(42)	(0.4)%
Small and medium-sized companies	2,436	2.5	2,746	2.8	310	0.3
Retail:
Housing loan	7,170	7.3	6,822	6.9	(348)	(0.4)
Others	1,403	1.4	1,275	1.3	(128)	(0.1)
Sovereign	2,447	2.5	3,693	3.7	1,246	1.2
Banks and other financial institutions	1,231	1.3	867	0.9	(364)	(0.4)

Total domestic	60,608	61.6	61,282	61.7	674	0.1
Foreign:
Corporate(1)	33,905	34.4	33,934	34.2	28	(0.2)
Retail	10	0.0	10	0.0	—	0.0
Sovereign	687	0.7	781	0.8	94	0.1
Banks and other financial institutions	3,235	3.3	3,251	3.3	16	0.0

Total foreign	37,837	38.4	37,975	38.3	139	(0.1)

Total loans before allowance for credit losses on loans	¥98,445	100.0%	¥99,257	100.0%	¥813	—

Note:

(1)	Corporate of foreign included ¥176 billion and ¥166 billion of lease receivables that were receivables arising from direct financing leasing as of March 31, 2024 and 2025, respectively.

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. The total amounts of unearned income and deferred net nonrefundable loan fees and costs were ¥268 billion and ¥284 billion as of March 31, 2024 and 2025, respectively.

Total loans before allowance for credit losses on loans increased by ¥813 billion from March 31, 2024 to ¥99,257 billion as of March 31, 2025. Loans to domestic borrowers increased by ¥674 billion to ¥61,282 billion due mainly to an increase in loans to sovereign borrowers.

Loans to foreign borrowers increased by ¥139 billion from March 31, 2024 to ¥37,975 billion as of March 31, 2025 due mainly to an increase in loans to sovereign borrowers.

Within our loan portfolio, the proportion of loans to domestic borrowers against total loans increased from 61.6% to 61.7%, while that of loans to foreign borrowers against total loans decreased from 38.4% to 38.3%. Loans to foreign borrowers were regionally diversified.

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

We do not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with our nonaccrual and past due policies for loans. The amount of accrued interest receivables was ¥260 billion and ¥239 billion at March 31, 2024 and 2025, respectively, and included in accrued income.

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

Balance of nonaccrual loans

The following table shows our nonaccrual loans as of March 31, 2024 and 2025:

	As of March 31,
	2024		2025		Increase (decrease)
	Nonaccrual loans	Ratio to total loans	Nonaccrual loans	Ratio to total loans	Nonaccrual loans	Ratio to total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥967	2.1%	¥800	1.7%	¥(168)	(0.4)%
Small and medium-sized companies	97	4.0	92	3.4	(5)	(0.6)
Retail:
Housing loan	35	0.5	30	0.4	(4)	(0.1)
Others	49	3.5	43	3.4	(6)	(0.1)

Total domestic	1,149	1.9	965	1.6	(183)	(0.3)
Foreign	127	0.3	96	0.3	(31)	0.0

Total nonaccrual loans	¥1,276	1.3	¥1,062	1.1	¥(214)	(0.2)

Total nonaccrual loans decreased by ¥214 billion, or 16.8%, from March 31, 2024 to ¥1,062 billion as of March 31, 2025. Nonaccrual loans to domestic borrowers decreased by ¥183 billion due mainly to a decrease in nonaccrual loans to large companies. Nonaccrual loans to foreign borrowers decreased by ¥31 billion. The relative impact of foreign currency fluctuations on such amount was immaterial.

Reflecting the aforementioned change, the percentage of nonaccrual loans within total loans decreased from 1.3% as of March 31, 2024 to 1.1% as of March 31, 2025. The percentage of nonaccrual loans net of allowance for credit losses on loans to total loans net of allowance for credit losses on loans decreased from 0.54% as of March 31, 2024 to 0.25% as of March 31, 2025 due to a decrease in nonaccrual loans net of allowance for credit losses on loans and an increase in total loans net of allowance for credit losses on loans.

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

We maintain an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in our loan portfolio. Management evaluates the appropriateness of the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features. The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, the timing and amount of future cash flows, and the development of qualitative adjustments.

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenarios are not reflective of management’s expectations, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet instruments. The macroeconomic scenario is updated semi-annually in principle and is reviewed to reflect current economic conditions and our expectation of future conditions on a timely basis. For March 31, 2024 and 2025, we used the most recent macroeconomic scenario available during our credit loss estimation process.

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

The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, calculated using the discounted cash flow (DCF) method, which considers the restructuring effect and subsequent payment default with respect to modified loans to borrowers experiencing financial difficulty, discounted at the loan’s post-modification contractual effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that we obtain for loans consists primarily of real estate. In obtaining the collateral, we evaluate the fair value of the collateral and its legal enforceability. We also perform subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from our loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, we generally engage third-party appraisers to perform the valuation.

Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as trade policies and their ripple effect on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impact of the evolving tariff policies on the automotive supply chain, the interest rate hike on domestic obligors, and other factors contributing to economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions including the forecasted business outlook for specific portfolio segments, and the current forecast for the growth rate of gross domestic product.

Balance of allowance for credit losses on loans

The following table summarizes changes in our allowance for credit losses on loans in the fiscal years ended March 31, 2024 and 2025:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign(2)	Total
	(in millions of yen)
Fiscal year ended March 31, 2024
Balance at beginning of fiscal year	¥506	¥64	¥—	¥1	¥131	¥701

Provision (credit) for credit losses on loans	84	(4)	—	(1)	(26)	53

Charge-offs	(32)	(5)	—	—	(10)	(46)

Recoveries	6	1	—	—	5	12
Net charge-offs	(26)	(4)	—	—	(5)	(34)

Others(1)	—	—	—	—	31	31

Balance at end of fiscal year	¥564	¥56	¥—	¥—	¥130	¥750

Fiscal year ended March 31, 2025
Balance at beginning of fiscal year	¥564	¥56	¥—	¥—	¥130	¥750

Provision (credit) for credit losses on loans	84	(1)	—	—	12	96

Charge-offs	(19)	(6)	—	—	(24)	(48)

Recoveries	10	1	—	—	10	20
Net charge-offs	(9)	(5)	—	—	(14)	(28)

Others(1)	—	—	—	—	(2)	(2)

Balance at end of fiscal year	¥639	¥50	¥—	¥—	¥127	¥816

Notes:

(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total foreign consist of corporate.

Allowance for credit losses on loans increased by ¥66 billion, or 8.8%, from March 31, 2024 to ¥816 billion as of March 31, 2025 due mainly to provision for credit losses on loans to domestic corporate borrowers. As a result, the percentage of allowance for credit losses on loans against total loans increased by 0.06 percentage points to 0.82%.

Provision for credit losses on loans increased by ¥43 billion from the fiscal year ended March 31, 2024 to ¥96 billion for the fiscal year ended March 31, 2025. The increase was due mainly to a change from credit for credit losses on loans to provision for credit losses on loans to foreign borrowers.

Charge-offs increased by ¥2 billion from the fiscal year ended March 31, 2024 to ¥48 billion for the fiscal year ended March 31, 2025.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which as of March 31, 2024 and 2025 were as follows:

	As of March 31,						Increase (decrease)
	2024			2025
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥10,968	¥10,974	¥6	¥8,379	¥8,362	¥(16)	¥(2,590)	¥(2,612)	¥(22)
Other than Japanese government bonds	6,744	6,739	(5)	6,736	6,696	(40)	(8)	(43)	(35)

Total	¥17,712	¥17,713	¥1	¥15,115	¥15,059	¥(56)	¥(2,597)	¥(2,655)	¥(57)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥519	¥512	¥(7)	¥419	¥400	¥(20)	¥(100)	¥(112)	¥(12)
Agency mortgage-backed securities	3,528	3,351	(177)	3,766	3,628	(139)	238	277	38

Total	¥4,048	¥3,863	¥(185)	¥4,186	¥4,027	¥(158)	¥138	¥164	¥26

Available-for-sale securities measured at fair value decreased by ¥2,655 billion from March 31, 2024 to ¥15,059 billion as of March 31, 2025. The decrease was due primarily to our sales, and redemptions by the Japanese government, of Japanese government bonds, offset in part by our purchases of Japanese government bonds. Held-to-maturity securities measured at amortized cost increased by ¥138 billion from March 31, 2024 to ¥4,186 billion as of March 31, 2025. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

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

Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2025, we had a total of ¥15,059 billion of available-for-sale securities measured at fair value within our investments, of which ¥8,362 billion were Japanese government bonds. We had ¥17,713 billion and ¥15,059 billion of available-for-sale securities measured at fair value as of March 31, 2024 and 2025, respectively, and net unrealized gains of ¥1 billion and net unrealized losses of ¥56 billion were reflected in accumulated other comprehensive income, net of tax, as of such dates, respectively. As the negative interest rate policy of the Bank of Japan that started in February 2016 ended in March 2024 and interest rates have been raised gradually since then and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bonds portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bonds portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Based on aggregated non-consolidated figures of our principal banking subsidiaries on a managerial accounting basis under Japanese GAAP after taking into account hedging activities, the average remaining period of our Japanese government bond portfolio included in available-for-sale securities within our investments and excluding held-to-maturity securities as of March 31, 2025 was approximately 1.0 years compared to 0.3 years as of March 31, 2024.

Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Liabilities

The following table shows our liabilities as of March 31, 2024 and 2025:

	As of March 31,		Increase (decrease)
	2024	2025

	(in billions of yen)
Deposits	¥172,362	¥173,791	¥1,429
Due to trust accounts	246	303	58
Call money and funds purchased	1,661	2,745	1,084
Payables under repurchase agreements	38,105	38,395	290
Payables under securities lending transactions	1,350	1,675	324
Other short-term borrowings	3,645	5,537	1,892
Trading account liabilities	20,621	21,208	587
Bank acceptances outstanding	438	274	(164)
Income taxes payable	88	133	45
Deferred tax liabilities	32	37	5
Accrued expenses	649	571	(78)
Long-term debt	16,277	14,914	(1,363)
Other liabilities	6,269	6,608	339

Total liabilities	¥261,742	¥266,191	¥4,449

Total liabilities increased by ¥4,449 billion from March 31, 2024 to ¥266,191 billion as of March 31, 2025. The increase was due primarily to increases of ¥3,649 billion in short-term borrowings and ¥1,429 billion in deposits, offset in part by a decrease of ¥1,363 billion in long-term debt. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2024 and 2025:

	As of March 31,		Increase (decrease)
	2024	2025

	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥33,555	¥31,705	¥(1,850)
Interest-bearing deposits	95,039	95,655	615

Total domestic deposits	128,594	127,360	(1,234)

Foreign:
Noninterest-bearing deposits	3,360	2,643	(717)
Interest-bearing deposits	40,408	43,788	3,380

Total foreign deposits	43,768	46,431	2,663

Total deposits	¥172,362	¥173,791	¥1,429

Total deposits increased by ¥1,429 billion from March 31, 2024 to ¥173,791 billion as of March 31, 2025. Domestic deposits decreased by ¥1,234 billion from March 31, 2024 to ¥127,360 billion as of March 31, 2025. Domestic noninterest-bearing deposits decreased by ¥1,850 billion from March 31, 2024 to ¥31,705 billion as of March 31, 2025 due mainly to a decrease in current deposits. Domestic interest-bearing deposits increased by ¥615 billion from March 31, 2024 to ¥95,655 billion as of March 31, 2025. Foreign deposits increased by ¥2,663 billion from March 31, 2024 to ¥46,431 billion as of March 31, 2025 due mainly to an increase in negotiable certificates of deposit.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2024 and 2025:

	As of March 31,						Increase (decrease)
	2024			2025
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

	(in billions of yen)
Due to trust accounts	¥246	¥—	¥246	¥303	¥—	¥303	¥58	¥—	¥58
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	8,165	32,951	41,116	27,644	15,171	42,815	19,479	(17,780)	1,699
Other short-term borrowings	2,189	1,456	3,645	3,072	2,465	5,537	883	1,009	1,892

Total short-term borrowings	¥10,599	¥34,407	¥45,007	¥31,020	¥17,636	¥48,656	¥20,420	¥(16,771)	¥3,649

Total short-term borrowings increased by ¥3,649 billion from March 31, 2024 to ¥48,656 billion as of March 31, 2025. Domestic short-term borrowings increased by ¥20,420 billion due mainly to an increase in payables under repurchase agreements. Foreign short-term borrowings decreased by ¥16,771 billion due mainly to a decrease in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2024 and 2025:

	As of March 31,		Increase (decrease)
	2024	2025

	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,834	¥5,799	¥(35)
Retained earnings	3,120	3,344	223
Accumulated other comprehensive income, net of tax	985	932	(53)
Treasury stock, at cost	(9)	(9)	—

Total MHFG shareholders’ equity	9,929	10,065	136
Noncontrolling interests	502	485	(17)

Total equity	¥10,431	¥10,550	¥119

Total equity increased by ¥119 billion from March 31, 2024 to ¥10,550 billion as of March 31, 2025 due mainly to an increase in retained earnings, offset in part by decreases in accumulated other comprehensive income, net of tax and common stock.

Retained earnings increased by ¥223 billion from March 31, 2024 to ¥3,344 billion as of March 31, 2025. The increase was due primarily to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2025 of ¥593 billion, offset in part by dividend payments of ¥305 billion and a decrease of ¥65 billion as a result of the cancellation of common stock.

Accumulated other comprehensive income, net of tax, decreased by ¥53 billion from March 31, 2024 to ¥932 billion as of March 31, 2025. The decrease was due primarily to defined benefit plan adjustments of ¥77 billion.

Noncontrolling interests decreased by ¥17 billion from March 31, 2024 to ¥485 billion as of March 31, 2025.

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

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥1,429 billion, or 0.8%, from March 31, 2024 to ¥173,791 billion as of March 31, 2025.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise senior and subordinated long-term debt for the purpose of improving our total loss absorbing capacity and capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2025:

As of May 31, 2025
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

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee and our President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2025, the balance of Japanese government bonds included within our investments and measured at fair value was ¥8.4 trillion (excluding held-to-maturity securities), and a majority of this amount was classified as the principal component of liquidity reserve assets.

Under the regulatory liquidity requirements in Japan that consist of the liquidity coverage ratio (“LCR”) standard and the net stable funding ratio (“NSFR”) standard, the regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, each for the three months ended March 31, 2025, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated NSFR data of our principal banking subsidiaries, each as of March 31, 2025. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.

Liquidity Coverage Ratio (LCR)

For the three months ended March 31, 2025
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥82,668
Net cash outflows (weighted)	66,075
LCR	125.1%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥78,928
Net cash outflows (weighted)	63,442
LCR	124.4%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥77,139
Net cash outflows (weighted)	60,249
LCR	128.0%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥1,398
Net cash outflows (weighted)	900
LCR	155.2%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥1,331
Net cash outflows (weighted)	835
LCR	159.3%

Net Stable Funding Ratio (NSFR)

As of March 31, 2025
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	¥115,207
Required stable funding (weighted)	98,889
NSFR	116.5%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	¥109,997
Required stable funding (weighted)	93,430
NSFR	117.7%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	¥105,824
Required stable funding (weighted)	88,721
NSFR	119.2%

As of March 31, 2025
(in billions of yen, except percentages)
Mizuho Trust and Banking (Consolidated)
Available stable funding (weighted)	¥2,965
Required stable funding (weighted)	2,619
NSFR	113.2%
Mizuho Trust and Banking (Non-Consolidated)
Available stable funding (weighted)	¥2,913
Required stable funding (weighted)	2,574
NSFR	113.1%

For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity.”

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2024 and 2025:

	As of March 31,		Increase (decrease)
	2024	2025

	(in billions of yen)
Guarantees:
Performance guarantees	¥3,896	¥4,100	¥205
Guarantees on loans	348	220	(128)
Guarantees on securities	93	92	(1)
Other guarantees	3,543	3,309	(234)
Guarantees for the repayment of trust principal	16	11	(5)
Liabilities of trust accounts	599	330	(269)
Derivative financial instruments	113,108	80,505	(32,602)

	As of March 31,		Increase (decrease)
	2024	2025

	(in billions of yen)
Commitments:
Commitments to extend credit	¥115,577	¥119,733	¥4,156
Commercial letters of credit	1,778	1,829	51

Total commitments	¥117,355	¥121,562	¥4,208

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

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2025:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total

	(in billions of yen)
Time deposits	¥46,699	¥1,177	¥996	¥269	¥356	¥359	¥49,856
Certificates of deposit	13,988	218	141	52	—	—	14,399
Long-term debt	643	2,463	1,484	983	1,274	8,068	14,914
Operating leases	77	54	42	37	33	287	529

Total(1)(2)	¥61,406	¥3,912	¥2,662	¥1,341	¥1,663	¥8,714	¥79,698

Notes:

(1)

Contributions to our pension plans, which are not included in the above table, are expected to be approximately ¥20 billion in the fiscal year ending March 31, 2026, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

(2)

Unrecognized tax benefits, which are not included in the above table, were ¥4.8 billion, of which ¥1.5 billion was interest and penalties, as of March 31, 2025. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

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

Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk and market risk, and under the finalized Basel III reforms, the standardized approaches and the advanced measurement approaches for operational risk are replaced with a single revised standardized approach to be used by all banks. We use the advanced internal ratings-based approach which was revised under the Basel III finalization framework for the calculation of credit risk. For the calculation of market risk and operational risk, we use the standardized approach for the calculation of both risks.

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

We are required to maintain a minimum leverage ratio of 3.15% from April 1, 2024, which ratio had been 3.0% until March 31, 2024. In addition, Mizuho Financial Group is subject to the leverage ratio buffer requirement for G-SIBs of 0.55% from April 1, 2024, which requirement had been 0.5% until March 31, 2024, and thus the minimum leverage ratio requirement together with the minimum leverage ratio buffer requirement applicable to Mizuho Financial Group from April 1, 2024 is 3.70% in total. The leverage ratio is a measure of non-risk based capital adequacy that is calculated by dividing Tier 1 capital (as numerator) by the total exposure (denominator), with adjustments made to on- and off-balance assets. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”

Under Total Loss Absorbing Capacity (“TLAC”) regulations, Mizuho Financial Group is required to meet minimum TLAC requirements of at least 18% of the resolution group’s risk-weighted assets and at least 7.10% from April 1, 2024, which requirement had been 6.75% until March 31, 2024, of its total exposure. Japanese G-SIBs are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets as their external TLAC. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total Loss Absorbing Capacity.”

Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios

Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31, 2024 and 2025, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2024	March 31, 2025

	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥9,259.9	¥9,506.2	¥246.2
Additional Tier 1 capital	1,541.8	1,741.9	200.1

Tier 1 capital	10,801.8	11,248.2	446.4
Tier 2 capital	1,512.7	1,507.5	(5.2)

Total capital	¥12,314.6	¥12,755.7	¥441.1

Risk-weighted assets	¥72,720.2	¥71,844.4	¥(875.8)
CET1 capital ratio	12.73%	13.23%	0.50%
Required CET1 capital ratio(1)	8.09%	8.11%	0.02%
Tier 1 capital ratio	14.85%	15.65%	0.80%
Required Tier 1 capital ratio(1)	9.59%	9.61%	0.02%
Total capital ratio	16.93%	17.75%	0.82%
Required total capital ratio(1)	11.59%	11.61%	0.02%
CET1 available after meeting the bank’s minimum capital requirements	8.23%	8.73%	0.50%
Total Exposure(2)	¥229,376.8	¥235,543.8	¥6,167.0
Leverage ratio(3)	4.70%	4.77%	0.07%
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	25.35%	26.86%	1.51%
External TLAC ratio (total exposure basis, including capital buffers)(4)	9.17%	9.29%	0.12%

Notes:

(1)

The required ratios described above, as of March 31, 2024 and 2025, include the capital conservation buffer of 2.5%, the countercyclical buffer of 0.09% and 0.11%, respectively, and the additional loss absorbency requirements for G-SIBs and D-SIBs of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)	As of March 31, 2024 and 2025, our total exposures (excluding the impact of any applicable exemption of deposits with the Bank of Japan) were ¥287,489.9 billion and ¥291,989.9 billion, respectively.
(3)

As of March 31, 2024 and 2025, our leverage ratios on a consolidated basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 3.75% and 3.85%, respectively.

(4)

As of March 31, 2024 and 2025, our external TLAC ratios on a total exposure basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 7.32% and 7.49%, respectively.

Our total capital ratio as of March 31, 2025 was 17.75%, an increase of 0.82% points compared to March 31, 2024. Our Tier 1 capital ratio as of March 31, 2025 was 15.65%, an increase of 0.80% points compared to March 31, 2024. Our Common Equity Tier 1 capital ratio as of March 31, 2025 was 13.23%, an increase of 0.50% points compared to March 31, 2024. Our total capital ratio, Tier 1 capital ratio and Common Equity Tier 1 capital ratio increased due mainly to an increase in Common Equity Tier 1 capital. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2025.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2024 and 2025, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2024	March 31, 2025
Mizuho Bank
Common Equity Tier 1 capital ratio	11.26%	11.42%	0.16%
Tier 1 capital ratio	13.60%	14.06%	0.46%
Total capital ratio	15.76%	16.27%	0.51%
Leverage ratio	4.21%	4.26%	0.05%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	28.98%	31.60%	2.62%
Tier 1 capital ratio	28.98%	31.60%	2.62%
Total capital ratio	28.99%	31.60%	2.61%
Leverage ratio	11.62%	13.49%	1.87%

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2025.

Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidated basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2025, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.

Recent Accounting Pronouncements

See note 2 to our consolidated financial statements included elsewhere in this annual report.

Reconciliation with Japanese GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in note 1 to our consolidated financial statements included elsewhere in this annual report. These principles and policies differ in some respects from Japanese GAAP. For reporting based on Japanese banking regulations, we prepare our annual and semi-annual financial results using financial statements in accordance with Japanese GAAP. In addition, pursuant to the Japanese securities law, we prepare our semi-annual financial statements, and pursuant to the requirements of the Tokyo Stock Exchange, we prepare our quarterly financial statements, both of which are also under Japanese GAAP. To show the major reconciling items between our U.S. GAAP financial statements and our Japanese GAAP financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net income and shareholders’ equity under U.S. GAAP with those amounts under Japanese GAAP.

	As of and for the fiscal year ended March 31, 2025
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥10,065.0	¥593.4
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	(9.3)	243.2
2. Investments	(79.4)	146.8
3. Loans	293.5	9.1
4. Allowances for credit losses on loans and off-balance-sheet instruments	186.6	73.5
5. Premises and equipment	(87.8)	29.9
6. Land revaluation	122.8	(27.2)
7. Business combinations	(101.1)	(7.4)
8. Pension liabilities	66.9	20.7
9. Consolidation of variable interest entities	92.4	(60.8)
10. Deferred taxes	(98.6)	(117.6)
11. Foreign currency translation	—	(6.7)
12. Other	(8.8)	(11.5)

Japanese GAAP	¥10,442.2 (1)	¥885.4

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

4.	Allowances for credit losses on loans and off-balance-sheet instruments

The allowance for credit losses on loan under US GAAP considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each loan is determined by considering expected prepayments, contractual terms and cancellation features. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is consistent with what is used in our stress testing and is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of loans.

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

During the fiscal year ended March 31, 2025, certain subsidiaries of ours partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.

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

12.	Other

This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors

Shown below is information regarding the directors of Mizuho Financial Group, Inc. as of June 25, 2025:

Name	Age	Director Type	Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk(4)	IT / Digital Transformation(5)	Human Resources(6)
Yoshimitsu Kobayashi	78	Independent(1)	—	Chair	—	—	—	—	Member
Takashi Tsukioka	74	Independent(1)	Chair	Member	—	—	—	—	Member
Kotaro Ohno	73	Independent(1)	—	Member	—	Chair	—	—	Member
Hiromichi Shinohara	71	Independent(1)	—	Member	—	—	—	Chair	Member
Yumiko Noda	65	Independent(1)	—	—	Member	—	Member	—	—
Takakazu Uchida	64	Independent(1)	—	Member	Chair	Member	—	—	Member
Masahiko Tezuka	63	Independent(1)	—	—	—	Member	—	Member	—
Yuki Ikuno	61	Independent(1)	—	—	Member	—	Member	—	—
Seiji Imai	63	Non-executive(2)	—	—	—	—	—	—	—
Hisaaki Hirama	62	Non-executive(2)	—	—	—	Member	Chair	Member	—
Masahiro Kihara	59	Executive(3)	—	—	—	—	—	—	Chair
Hidekatsu Take	60	Executive(3)	—	—	—	—	—	—	—
Mitsuhiro Kanazawa	57	Executive(3)	—	—	—	—	—	—	—
Takefumi Yonezawa	54	Executive(3)	—	—	—	—	—	—	—

Notes:

(1)

Directors satisfying the requirements for outside directors, as defined in the Companies Act , and those for independent directors, as defined both by the Tokyo Stock Exchange, Inc. and by Mizuho Financial Group, Inc.

(2)	Directors not concurrently serving as executive officers as defined in the Companies Act, employees or executive directors of Mizuho Financial Group, Inc. or its subsidiaries.
(3)	Directors concurrently serving as executive officers as defined in the Companies Act.
(4)	The Risk Committee consists of three directors and two outside experts (who are not directors).
(5)	The IT / Digital Transformation Committee consists of three directors and two outside experts (who are not directors).
(6)	The Human Resources Review Meeting consists of six directors.

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

Mr. Kotaro Ohno has been Member of the Board of Directors since June 2023. Previously, he had been Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Prosecutor-General. He concurrently serves as Advisor of Atsumi & Sakai.

Mr. Hiromichi Shinohara has been Member of the Board of Directors since June 2023. Previously, he had been Senior Executive Vice President / Chairman of the Board of Directors of NIPPON TELEGRAPH AND

TELEPHONE CORPORATION. He concurrently serves as Executive Advisor of NIPPON TELEGRAPH AND TELEPHONE CORPORATION and Outside Director of Yamaha Corporation.

Ms. Yumiko Noda has been Member of the Board of Directors since June 2023. Previously, she had been President and Representative Director of Veolia Japan K.K.*; and Partner, Head of PPP and Infrastructure of PwC Advisory; and Deputy Mayor of Yokohama City. She concurrently serves as Chairman and Director of Veolia Japan GK, Outside Director of East Japan Railway Company and Outside Director of SUMITOMO CHEMICAL COMPANY, LIMITED.

*Current Veolia Japan GK

Mr. Takakazu Uchida has been Member of the Board of Directors since June 2024. Previously, he had been Representative Director, Executive Vice President, Chief Financial Officer of MITSUI & CO., LTD.; and Governor of the Government Pension Investment Fund.

Mr. Masahiko Tezuka was appointed as Member of the Board of Directors in June 2025. Previously, he had been Partner, Executive board member of Tohmatsu & Co.* and Chairman, President of the Japanese Institute of Certified Public Accountants. He concurrently serves as Outside Audit & Supervisory Board Member of Idemitsu Kosan Co., Ltd.

*Current Deloitte Touche Tohmatsu LLC

Ms. Yuki Ikuno was appointed as Member of the Board of Directors in June 2025. Previously, she had been Managing Director, Investment Banking Division, UBS Securities Japan Ltd.* She concurrently serves as a Visiting Associate Professor of Hitotsubashi University Business School and Outside Director of Nisshinbo Holdings Inc.

*Current UBS Securities Japan Co., Ltd.

Mr. Seiji Imai has been a non-executive Member of the Board of Directors and Chairperson (Kaicho) since April 2022. Previously, he had been Member of the Board of Directors from June 2021 to April 2022; Deputy President & Senior Executive Officer / Head of Global Corporate Company from April 2021 to April 2022; Head of Corporate & Institutional Company and Representative Executive Officer from April 2020 to April 2022; Head of Global Products Unit from April 2020 to April 2021; Head of Global Corporate Company from April 2018 to April 2020; Head of Asia & Oceania excl. East Asia from April 2016 to April 2018; and General Manager of Seoul Branch from April 2014 to April 2016.

Note: Mr. Imai, Chairperson (Kaicho), engages in Mizuho Financial Group’s external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair, Mr. Takashi Tsukioka.

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

Mr. Masahiro Kihara has been the President & Group CEO (Representative Corporate Executive) and Member of the Board of Directors since February 2022 and June 2022, respectively. Previously, he had been Head of Global Products Unit from April 2021 to April 2022; Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company from April 2021 to February 2022; Head of Strategic Planning Group of Mizuho Securities Co., Ltd. from April 2020 to April 2021; Head of Financial Control & Accounting Group of Mizuho Securities Co., Ltd. or in charge of similar responsibilities from April 2018 to April 2021; Executive Officer, General Manager of Risk Management Department of Mizuho Securities Co., Ltd. from April 2017 to April 2018; and Project Manager of Risk Governance Enhancement Project Team from April 2014 to April 2017. He concurrently serves as Member of the Board of Directors at Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

Mr. Hidekatsu Take has been Deputy President & Corporate Executive (Representative Corporate Executive) / Head of Global Corporate Company (current Global Corporate & Investment Banking Company) or in charge of similar responsibilities and Member of the Board of Directors since April 2022 and June 2024, respectively. Previously, he had been Head of Corporate & Institutional Company from April 2022 to April 2023; Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2021 to April 2022; Head of Asia Oceania from April 2018 to April 2021; and Joint Head of Americas of Mizuho Bank, Ltd. from April 2016 to April 2018. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Mitsuhiro Kanazawa has been Senior Managing Corporate Executive / Group Chief Information Officer (Group CIO) or in charge of similar responsibilities and Member of the Board of Directors since April 2024 and June 2024, respectively. Previously, he had been Group Co-Chief Information Officer and Group Chief Process Officer (Group CPrO) from April 2023 to April 2024; Co-Head of IT & Systems Group from April 2022 to April 2023; Deputy Head of Strategic Planning Group or in charge of similar responsibilities from March 2021 to April 2022; General Manager of Risk Management Department from April 2020 to March 2021; he had been in charge of Credit of Global Corporate Department from April 2019 to April 2020; and General Manager of Americas Division from April 2015 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Director of Mizuho Research & Technologies, Ltd.

Mr. Takefumi Yonezawa has been Senior Managing Corporate Executive / Group Chief Financial Officer (Group CFO) or in charge of similar responsibilities, General Manager of International Accounting Standards Project Team and Member of the Board of Directors since April 2023 and June 2024, respectively. Previously, he had been Deputy Head of Financial Control & Accounting Group from April 2022 to April 2023; General Manager of Financial Planning Department from April 2019 to April 2022; and Joint General Manager of Financial Planning Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Corporate Executives

Shown below is information regarding the executive officers as defined in the Companies Act (“Corporate Executives”) of Mizuho Financial Group, Inc. as of June 25, 2025:

Name	Age	Title	Area of Oversight
Masahiro Kihara(1)	59	President & Group CEO(2)	President & Group CEO
Hidekatsu Take(1)	60	Deputy President & Corporate Executive(2)	Head of Global Corporate & Investment Banking Company / In Charge of Specially Assigned Matters
Kazutoshi Isogai	56	Senior Managing Corporate Executive	Co-Head of Retail & Business Banking Company
Masayuki Sugawara	60	Senior Managing Corporate Executive	Head of Corporate & Investment Banking Company
Noriyuki Sato	59	Senior Managing Corporate Executive	Head of Asset Management Company / In Charge of Specially Assigned Matters
Tatsuya Kurosawa	54	Senior Managing Corporate Executive	Group Chief Governance Officer (Group CGO)
Takefumi Yonezawa(1)	54	Senior Managing Corporate Executive	Group Chief Financial Officer (Group CFO) / General Manager of International Accounting Standards Project Team
Shiro Shiraishi	54	Senior Managing Corporate Executive	Group Chief Risk Officer (Group CRO)
Makoto Hitomi	56	Senior Managing Corporate Executive	Group Chief Human Resources Officer (Group CHRO)
Mitsuhiro Kanazawa(1)	57	Senior Managing Corporate Executive	Group Chief Information Officer (Group CIO)
Minako Nakamoto	56	Senior Managing Corporate Executive	Group Chief Compliance Officer (Group CCO)
Hisashi Kikuchi	59	Senior Managing Corporate Executive	Group Chief Audit Executive (Group CAE)
Naoshi Inomata	58	Senior Managing Corporate Executive	Group Chief Strategy Officer (Group CSO)
Nobuhiro Kaminoyama	57	Senior Managing Corporate Executive	Group Chief Digital Officer (Group CDO) / In Charge of Specially Assigned Matters
Natsumi Akita	53	Senior Managing Corporate Executive	Group Chief Culture Officer (Group CCuO) / Group Chief Branding Officer (Group CBO)

Notes:

(1)	Corporate Executives concurrently serving as directors.
(2)	Representative Corporate Executive.

The corporate executives’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:

For information on Messrs. Masahiro Kihara, Hidekatsu Take, Mitsuhiko Kanazawa, and Takefumi Yonezawa, see “—Directors.”

Mr. Kazutoshi Isogai has been Senior Managing Corporate Executive / Co-Head of Retail & Business Banking Company since April 2025. Previously, he had been Head of Retail & Business Banking Company from April 2023 to April 2025; Deputy Head of Retail & Business Banking Company from April 2022 to April 2023; General Manager for Strategic Planning Group or in charge of similar responsibilities from March 2021 to April

2022; and General Manager of Fukuoka Branch of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2019 to March 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Masayuki Sugawara has been Senior Managing Corporate Executive / Head of Corporate & Investment Banking Company or in charge of similar responsibilities since April 2023. Previously, he had been CEO for East Asia or in charge of similar responsibilities from April 2019 to April 2023; Chairperson of Mizuho Bank (China) Ltd. from August 2019 to June 2023; and General Manager of Bangkok Branch of Mizuho Bank., Ltd. from April 2017 to April 2019. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd.

Mr. Noriyuki Sato has been Senior Managing Corporate Executive / Head of Asset Management Company and In Charge of Specially Assigned Matters or in charge of similar responsibilities since April 2023. Previously, he had been Director, Chief Executive Officer of Agility Asset Advisers (PhillipCapital Group), AP Property Fund Management from May 2021 to April 2023; Director, Chief Strategy Officer of Agility Asset Advisers (PhillipCapital Group), AP Property Fund Management or in charge of similar responsibilities from April 2020 to May 2021; and Chief Investment Officer of Asset Management One, Singapore from July 2017 to April 2020. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Tatsuya Kurosawa has been Senior Managing Corporate Executive / Group Chief Governance Officer (Group CGO) since April 2025. Previously, he had been General Manager of Sogo Shosha, Realty & Financial Sponsor Industry Department No.1 of Mizuho Bank, Ltd. from April 2023 to April 2025; General Manager of Global Products Coordination Department from April 2021 to April 2023; and General Manager of Strategic Investment Department from April 2019 to April 2021 of Mizuho Bank, Ltd. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Mr. Shiro Shiraishi has been Senior Managing Corporate Executive / Group Chief Risk Officer (Group CRO) or in charge of similar responsibilities since April 2024. Previously, he had been Chief Audit Executive or in charge of similar responsibilities of Mizuho Bank, Ltd. from April 2022 to April 2024; Deputy Head of Retail & Business Banking Company from October 2021 to April 2022; General Manager of Retail & Business Banking Coordination Department from April 2019 to March 2022; and President of Mizuho Factors, Limited from April 2019 to March 2020. He concurrently serves as Executive Managing Director of Mizuho Bank, Ltd.

Mr. Makoto Hitomi has been Senior Managing Corporate Executive / Group Chief Human Resources Officer (Group CHRO) since April 2025. Previously, he had been Group Co-Chief Human Resources Officer from April 2024 to April 2025; General Manager of Talent Planning and Management Department or in charge of similar responsibilities from July 2021 to April 2024; Head of Human Resources Department of Mizuho Securities Co., Ltd. from April 2020 to July 2021; General Manager of Facility Management Department from April 2019 to April 2020; and General Manager of Tochigi Branch of Mizuho Bank, Ltd. from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Ms. Minako Nakamoto has been Senior Managing Corporate Executive / Group Chief Compliance Officer (Group CCO) since April 2025. Previously, she had been Group Chief Governance Officer (Group CGO) from April 2023 to April 2025; Head of Corporate Planning Department of Mizuho Securities Co., Ltd. from April 2020 to April 2023; and General Manager of Ginza Branch of Mizuho Bank, Ltd. from April 2018 to April 2020. She concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Hisashi Kikuchi has been Senior Managing Corporate Executive / Group Chief Audit Executive (Group CAE) or in charge of similar responsibilities since April 2020. Previously, he had been Head of Strategic Planning Group from April 2018 to April 2020; Member of the Board of Directors from June 2018 to June 2019; and General Manager of Corporate Secretariat from April 2015 to June 2018. He concurrently serves as Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd. and Corporate Auditor of Mizuho Research & Technologies, Ltd.

Mr. Naoshi Inomata has been Senior Managing Corporate Executive / Group Chief Strategy Officer (Group CSO) or in charge of similar responsibilities since April 2020. Previously, he had been in charge of Specially Assigned Matters from April 2019 to April 2021. He concurrently serves as Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd. and Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Nobuhiro Kaminoyama has been Senior Managing Corporate Executive / Group Chief Digital Officer (Group CDO) and In Charge of Specially Assigned Matters or in charge of similar responsibilities since April 2024 and April 2025, respectively. Previously, he had been Group Chief Human Resources Group (Group CHRO) or in charge of similar responsibilities from April 2021 to April 2025; Member of the Board of Directors from June 2021 to June 2024; and General Manager of Corporate Secretariat from June 2018 to June 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Ms. Natsumi Akita has been Senior Managing Corporate Executive / Group Chief Culture Officer (Group CCuO) and Group Chief Branding Officer (Group CBO) or in charge of similar responsibilities since December 2022 and April 2024, respectively. Previously, she had been Group Chief People Officer (Group CPO) from May 2022 to April 2024; Vice President of Marketing Division of Adobe Inc. from April 2018 to May 2022; Senior Director of Marketing Division of Adobe Inc. from April 2017 to April 2018; and Vice President of Japan Region of Mastercard Inc. from November 2015 to April 2017. She concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

No family relationship exists among any of the directors and Corporate Executives.

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

The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and executive officers as defined in the Companies Act of Mizuho Financial Group for the fiscal years ended March 31, 2025 (base compensation, Stock Compensation I (paid or expected to be paid at the time of retirement) and others) and March 31, 2024 (Short-term Incentive Compensation and Stock Compensation II (paid during the term in office)) are shown in the following table:

			Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2025			For the fiscal year ended March 31, 2024
Classification		Aggregate Amount of Compensation (in millions of yen)	Base Compensation	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Short-term Incentive Compensation	Stock Compensation II (paid during the term in office)	Other
Directors	Amount	371	253	57	0	—	—	59
	Number of Persons	11	11	10	11	—	—	1
Executive officers as defined in the Companies Act	Amount	1,858	802	161	1	459	434	—
	Number of Persons	23	20	20	20	20	20	—

Notes:

(1)	Fractions are rounded down.
(2)

With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for the fiscal years ended March 31, 2024 and 2025 are stated.

(3)	With respect to the amounts, the aggregate amounts paid or expected to be paid for the fiscal years ended March 31, 2024 and 2025 are stated.
(4)

The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

(5)

The number of directors in the “Base Compensation” column for the fiscal year ended March 31, 2025 includes one director who retired on June 26, 2024. The number of executive officers as defined in the Companies Act for the compensation for the fiscal year ended March 31, 2024 includes three executive officers as defined in the Companies Act who resigned on April 1, 2024.

(6)

With respect to Stock Compensation I for the directors and the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2024 based on the functions and responsibilities of each of the Officers, as the stock ownership points granted for the fiscal year ended March 31, 2025 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (¥3,441.557 per share).

(7)

The condolence money premiums subsidies concerning the fiscal year ended March 31, 2025 are included in the above table under the “Other” column for the fiscal year ended March 31, 2025, which are based on the decision by the Compensation Committee.

(8)

The metric for such Short-term Incentive Compensation and Stock Compensation II for the fiscal year ended March 31, 2024 was our consolidated net business profits and net gains or losses related to ETFs and others and consolidated net income and consolidated ROE and expense ratio. The target amount and result of consolidated ROE metric were 7.0% and 7.6%, respectively. The target amount and results of the consolidated net business profits and net gains or losses related to ETFs and others metric were ¥900.0 billion and ¥1,005.8 billion, respectively. The target amount and results of the consolidated net income metric were ¥610.0 billion and ¥678.9 billion, respectively.

(9)

With respect to the Short-term Incentive Compensation for executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2024 as the Short-term Incentive Compensation for the fiscal year ended March 31, 2024 are stated.

(10)

With respect to Stock Compensation II for the executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2024 based on each position and performance, as the stock ownership points granted for the fiscal year ended March 31, 2024 by the book value of Mizuho Financial Group stock (¥3,441.557 per share). Stock Compensation II for the fiscal year ended March 31, 2024 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2026.

(11)

With respect to the “Other” column for the fiscal year ended March 31, 2024, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

(12)

Because the amount of the Short-term Incentive Compensation and Stock Compensation II to be paid with respect to the fiscal year ended March 31, 2025 has not yet been determined at present, the aggregate compensation above does not include the amount of such Short-term Incentive Compensation and Stock Compensation II; however, the necessary reserve is recorded for accounting purposes.

Listed companies in Japan are required under the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors, audit & supervisory board members and executive officers as defined in the Companies Act for the relevant fiscal year if the aggregate annual compensation per director / audit & supervisory board member / executive officer as defined in the Companies Act equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors and audit & supervisory board members of such subsidiaries). The following table sets forth the relevant information that Mizuho Financial Group has disclosed pursuant to such regulations:

Name (Classification)	Aggregate Amount of Compensation (in millions of yen)	Company	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2025			For the fiscal year ended March 31, 2024
			Base Compensation	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Short-term Incentive Compensation	Stock Compensation II (paid during the term in office)	Other
Masahiro Kihara (Executive officer as defined in the Companies Act)	237	Mizuho Financial Group	70	20	0	55	67	—
		Mizuho Bank	3	1	—	3	3	—
		Mizuho Trust & Banking	1	0	—	1	1	—
		Mizuho Securities	2	0	—	1	2	—
Seiji Imai (Director)	146	Mizuho Financial Group	70	16	0	—	—	59
Hidekatsu Take (Executive officer as defined in the Companies Act)	100	Mizuho Financial Group	19	4	0	8	7	—
		Mizuho Bank	29	6	—	12	11	—

Note:

(1)	Fractions are rounded down.
(2)	An executive officer as defined in the Companies Act who concurrently serves as a director is indicated as Executive officer as defined in the Companies Act.
(3)

With respect to the “Other” column for the fiscal year ended March 31, 2024, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

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

In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2025.

On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2025.

On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2025.

On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2025.

On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2025.

On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2025.

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

On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2025.

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

The corporate performance linked factor for Stock Compensation II shall be determined by the Compensation Committee within the range of 0% to 150% based on target achievement rates for medium- to long-term performance indicators, with respect to which the evaluation axes are “Finance of Mizuho Financial Group,” “Customers,” “Economy and society” and “Employees.” For the medium-to long-term performance indicators, we selected “Consolidated ROE” (which indicates management efficiency), “Consolidated Net Business Profits + Net gains or losses related to ETFs and others” (which indicates the profitability of the core operations) and “Total Shareholder Return (TSR)” (which indicates overall shareholder returns), with respect to which the evaluation axis is “Finance of Mizuho Financial Group.” In addition, we selected, among others, “Sustainable finance amount” (which indicates the outcome of responding to capital demand for resolution of environmental and societal issues), “Assessments by ESG rating agencies” (which indicates the objective assessments of sustainability promotion structure) and “Engagement score” and “Inclusion score” (which indicate the status of human capital enhancement and corporate culture transformation), with respect to which the evaluation axes are “Customers,” “Economy and society” and “Employees.”

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

6.C. Board Practices

Under the Companies Act, Companies with Three Committees are required to establish a nominating committee, a compensation committee and an audit committee and the majority of the respective committee members must be outside directors, as defined under the Companies Act. Such companies are also required to appoint executive officers as defined in the Companies Act.

Mizuho Financial Group transformed into a Company with Three Committees from a Company with Audit & Supervisory Board in June 2014. We believe that, under the current legal system, a Company with Three Committees is the most effective as a system to realize the basic policy regarding our corporate governance system for the following reasons:

•

To allow executive officers as defined in the Companies Act to make swift and flexible decisions on business execution delegated by the Board of Directors and to implement business execution, and to allow the Board of Directors to focus on determining matters such as basic management policies and effectively supervising management.

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

In addition, under the Companies Act, the duties of the board of directors include making decisions on business execution and supervision of the execution of duties of directors and executive officers as defined in the Companies Act, and by its resolution, it may delegate making decisions on business execution (excluding certain specified matters) to the executive officers as defined in the Companies Act.

The main roles of the Board of Directors are making decisions on business execution such as basic management policies, which are legally matters to be determined solely by the Board of Directors, and supervising the execution of duties by directors and executive officers as defined in the Companies Act. In order to fulfill the roles mentioned above, the Board of Directors shall appropriately establish and supervise the operation of the internal control systems (regarding matters such as risk management, compliance and internal auditing) and risk governance systems of our group. The Board of Directors shall, in principle, delegate to our President & CEO, who is also our Group CEO, decisions on business execution (excluding matters that are legally required to be determined solely by the Board of Directors), for the purpose of realizing swift and flexible decision-making and expeditious corporate management and strengthening the supervision of directors and executive officers as defined in the Companies Act by the Board of Directors.

Pursuant to the articles of incorporation, Mizuho Financial Group may have no more than 15 directors. Mizuho Financial Group maintains the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, (i) outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal Non-Executive Directors,” and together with outside directors, “Non-Executive Directors”) comprise a majority of the directors in the Board of Directors and (ii) at least a third of the members of the Board of Directors are outside directors. Currently, the Board of Directors consists of a total of 14 directors (eight outside directors, two Internal Non-Executive Directors and four directors concurrently serving as executive officers as defined in the Companies Act).

The Chairperson of the Board of Directors shall, in principle, be an outside director (or at least a Non-Executive Director) in light of the role of the Board of Directors to supervise management. Currently, Mr. Takashi Tsukioka serves as the Chairperson of the Board of Directors.

The Board of Directors held 13 meetings in the fiscal year ended March 31, 2025. In particular, the Board discussed the current status of and issues regarding business plans and key strategies, status of the initiatives for sustainability, digital transformation, corporate culture transformation, and stable business operations. The average attendance rate was 99%.

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

The main roles of the Nominating Committee of Mizuho Financial Group are determining the contents of proposals regarding the appointment and dismissal of directors of Mizuho Financial Group to be submitted to the general meetings of shareholders, exercising the approval rights held by Mizuho Financial Group with respect to the appointment and dismissal of directors of each of the Three Core Companies, and exercising the approval rights held by Mizuho Financial Group with respect to the appointment and removal of representative directors and senior directors of each of the Three Core Companies.

The Chairperson of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairperson, are outside directors. As of June 25, 2025, the members of the Nominating Committee are Mr. Yoshimitsu Kobayashi (Chairperson), Mr. Takashi Tsukioka, Mr. Kotaro Ohno, Mr. Hiromichi Shinohara and Mr. Takakazu Uchida.

The Nominating Committee held 10 meetings in the fiscal year ended March 31, 2025. In particular, the Committee discussed the composition of the Board of Directors of MHFG and the Three Core Companies, aiming to enhance the overall governance of the group, and director nomination and appointment. The average attendance rate was 100%.

Compensation Committee

Under the Companies Act, the compensation committee is required to consist of at least three directors, and the majority of its members is required to consist of outside directors. The duties of the compensation committee include the determination of the compensation for each individual director and executive officer as defined in the Companies Act.

The main roles of the Compensation Committee of Mizuho Financial Group are determining the compensation for each individual director and executive officer as defined in the Companies Act of Mizuho Financial Group, exercising the approval rights held by Mizuho Financial Group regarding compensation of each individual director of the Three Core Companies, and determining the basic policies and compensation system for directors and executive officers of Mizuho Financial Group and the Three Core Companies.

The Chairperson of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and executive officers. Currently, all members of the Compensation Committee, including the Chairperson, are outside directors. As of June 25, 2025, the members of the Compensation Committee are Mr. Takakazu Uchida (Chairperson), Ms. Yumiko Noda and Ms. Yuki Ikuno.

The Compensation Committee held 7 meetings in the fiscal year ended March 31, 2025. The Committee discussed the verification and review of the group’s executive compensation system (including compensation levels and composition) in light of, among other factors, the group’s management environment and market research, and the determination of various compensation. The average attendance rate was 100%.

Audit Committee

Under the Companies Act, the audit committee is required to consist of at least three Non-Executive Directors, and the majority of its members is required to consist of outside directors. The duties of the audit committee include the audit of the execution of duties by directors and executive officers as defined in the Companies Act and preparation of audit reports.

The main roles of the Audit Committee of Mizuho Financial Group are auditing the execution of duties by the directors and executive officers as defined in the Companies Act, monitoring and inspecting the establishment and management of the internal control system of Mizuho Financial Group and its subsidiaries, monitoring and inspecting the condition of the execution of duties with respect to corporate management of subsidiaries and others by executive officers as defined in the Companies Act, preparing audit reports, determining the contents of proposals regarding the appointment, dismissal and non-reappointment of accounting auditors to be submitted to the general meeting of shareholders, and making resolutions on important matters related to internal audits, such as the basic policy for internal audits, the basic internal audit plan, budgets of the Internal Audit Group, the entrustment and the remuneration of the Group CAE, and the assignment of the General Manager of the Internal Audit Group.

The Audit Committee audits the legality and appropriateness of the execution of duties by directors and executive officers as defined in the Companies Act and executes its duties through effective coordination with internal control departments, including the Internal Audit Group, the Compliance Group, the Risk Management Group, the Strategic Planning Group, and the Financial Control & Accounting Group, etc., on the premise of the establishment and management of an internal control system of Mizuho Financial Group and its subsidiaries. The Audit Committee shall, whenever necessary, gather information based on its right to collect reports from directors and executive officers as defined in the Companies Act and employees of Mizuho Financial Group and its subsidiaries and investigate business and property of Mizuho Financial Group and its subsidiaries.

Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members including the Chairperson shall be outside directors. Currently, among the four members of the Audit Committee, one member is appointed among Internal Non-Executive Directors as a full-time member of the Audit Committee, and three members including the Chairperson are appointed among outside directors. As of June 25, 2025, the members of the Audit Committee are Mr. Kotaro Ohno (Chairperson), Mr. Takakazu Uchida, Mr. Masahiko Tezuka and Mr. Hisaaki Hirama.

The Audit Committee held 18 meetings in the fiscal year ended March 31, 2025. In particular, the Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided relevant opinions. Moreover, the Committee monitored the progress of key strategies in the executive departments, recognition of issues, and efforts to strengthen internal management systems with priority. The average attendance rate was 100%.

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

The Risk Committee held 7 meetings in the fiscal year ended March 31, 2025. In particular, the Committee discussed the selection of top risks, the operational status of the risk appetite framework, the status of comprehensive risk management, the status of sustainability initiatives and business and risk awareness in overseas regions. The average attendance rate was 97%.

•	IT / Digital Transformation Committee

The IT / Digital Transformation Committee, as an advisory body to the Board of Directors, shall make recommendations to the Board of Directors regarding decisions and supervision related to IT and digital transformation and supervision of the status of IT risk management.

The IT / Digital Transformation Committee shall, in principle, comprise no less than three members who shall be Non-Executive Directors or outside experts. Currently, the IT / Digital Transformation Committee comprises two outside directors, one of whom serves as the Chairperson, two outside experts, and an Internal Non-Executive Director.

The Committee held 6 meetings in the fiscal year ended March 31, 2025. In particular, the Committee discussed the status of the initiatives for IT and digital transformation, the status of the initiatives for stable business operations, IT risk management and cybersecurity risk management. The average attendance rate was 100%.

•	Human Resources Review Meeting

The Human Resources Review Meeting shall deliberate over plans for the appointment and dismissal of Mizuho Financial Group’s executive officers as defined in the Companies Act and plans for the appointment and removal of, and commissioning of Mizuho Financial Group’s executive officers as defined in the Companies Act with special titles, such plans to be decided upon by the Board of Directors.

The Human Resources Review Meeting shall comprise the members of the Nominating Committee and our Group CEO, from the perspective of ensuring transparency and fairness in the appointment of executive officers as defined in the Companies Act.

The Human Resources Review Meeting held 4 meetings in the fiscal year ended March 31, 2025. In particular, the Meeting discussed the succession planning of key executives, and personnel changes for executive line officers in the fiscal year ending March 31, 2026. The average attendance rate was 100%.

•	Outside Director Session

The Outside Director Session shall comprise only outside directors, and shall exchange information and share understanding with each other, and provide objective and candid opinions to the management based on the outside directors’ perspectives as outsiders as necessary.

The Outside Director Session held 3 meetings in the fiscal year ended March 31, 2025. In particular, outside directors exchanged opinions each time with the outside directors of the Three Core Companies on permeation of corporate identity, transformation of corporate culture, customer-oriented business conduct and internal audit control systems and global governance. The average attendance rate was 100%.

Executive Officers as defined in the Companies Act

Under the Companies Act, Companies with Three Committees are required to appoint at least one executive officer as defined in the Companies Act by resolution of the board of directors, and its term of office ends at the close of the meeting of the board of directors initially convened following the close of the ordinary general meeting of shareholders relating to the fiscal year ending within a year following appointment. Executive officers as defined in the Companies Act shall decide on the business execution delegated by a resolution of the board of directors and implement business execution.

Executive officers as defined in the Companies Act of Mizuho Financial Group take charge of making decisions on business execution delegated by a resolution of the Board of Directors and implementing business execution of Mizuho Financial Group.

Mizuho Financial Group can appoint, as executive officers as defined in the Companies Act, our Group CEO and, in principle, can select and appoint executive officers as defined in the Companies Act from among the heads of In-house Companies and Units and our Group CxOs*, based on the policy that it is necessary to appoint, as executive officers as defined in the Companies Act, people who make decisions on business execution delegated by the Board of Directors as managers of Mizuho Financial Group and who assume a comprehensive role of business execution.

Our President & CEO is responsible for business execution at Mizuho Financial Group.

*	Reference:

Group CGO: Group Chief Governance Officer (responsible for corporate planning and management)

Group CFO: Group Chief Financial Officer (responsible for financial strategy and financial management)

Group CRO: Group Chief Risk Officer (responsible for risk governance)

Group CHRO: Group Chief Human Resources Officer (responsible for human resources strategy and human resourcesmanagement)

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

6.D. Employees

As of March 31, 2023, 2024 and 2025, we had 51,212, 52,307 and 52,554 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 12,702 temporary employees during the fiscal year ended March 31, 2025.

The following tables show our full-time employees as of March 31, 2025 and the average number of temporary employees for the fiscal year ended March 31, 2025, each broken down based on business segment and geographical location.

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	19,595	7,056
Corporate & Investment Banking Company	4,559	360
Global Corporate & Investment Banking Company	12,373	71
Global Markets Company	1,287	89
Asset Management Company	1,433	164
Others	13,307	4,963

Total	52,554	12,702

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	75.5%	99.6%
Americas	7.1%	0.0%
Europe	4.4%	0.3%
Asia/Oceania (excluding Japan) and others	13.0%	0.1%

Total	100%	100%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held as of March 31, 2025, by its directors and executive officers as defined in the Companies Act (currently in office as of June 25, 2025): One column shows the actual number of shares held; and the other shows the potential number of additional shares to be held (i.e., the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and upon exercise of the stock acquisition rights granted by the former stock option system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Yoshimitsu Kobayashi	6,368	7,307
Takashi Tsukioka	2,251	5,190
Kotaro Ohno	0	2,040
Hiromichi Shinohara	0	2,040
Yumiko Noda	0	2,040
Takakazu Uchida	749	660
Masahiko Tezuka	814	1,750
Yuki Ikuno	0	0
Seiji Imai	51,430	62,033
Hisaaki Hirama	24,698	25,489
Masahiro Kihara	20,351	79,037
Hidekatsu Take	24,877	36,502
Mitsuhiro Kanazawa	8,601	27,545
Takefumi Yonezawa	2,821	8,103

Executive Officers	Actual number of shares held	Potential number of additional shares to be held
Masahiro Kihara	See above	See above
Hidekatsu Take	See above	See above
Kazutoshi Isogai	3,845	13,273
Masayuki Sugawara	25,596	33,531
Noriyuki Sato	200	8,103
Tatsuya Kurosawa	3,630	825
Takefumi Yonezawa	See above	See above
Shiro Shiraishi	6,904	2,259
Makoto Hitomi	3,495	1,695
Mitsuhiro Kanazawa	See above	See above
Minako Nakamoto	3,146	8,103
Hisashi Kikuchi	25,732	38,945
Naoshi Inomata	11,980	34,451
Nobuhiro Kaminoyama	11,638	31,056
Natsumi Akita	3,294	13,268

None of the directors or executive officers as defined in the Companies Act is the owner of more than one percent of Mizuho Financial Group’s common stock, and no director or executive officer as defined in the Companies Act has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our former stock option system and current stock compensation system for directors and executive officers as defined in the Companies Act, see “Item 6.B Compensation.”

We maintain an employee stock ownership plan under which participating employees of the companies listed below are able to contribute funds deducted from their salary and bonus payments to purchase our shares. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 10% of the amounts contributed by the participating employees. The following table shows the number of shares that the plan held as of March 31, 2025:

	As of March 31, 2025
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group
	Mizuho Bank
	Mizuho Trust & Banking
	Mizuho Research & Technologies
	Mizuho Securities

Total		13,911,986

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2025:

	As of March 31, 2025
Name	Number of shares owned	Percentage of outstanding shares(1)
The Master Trust Bank of Japan, Ltd. (trustee account)	386,515,600	15.38
Custody Bank of Japan, Ltd. (trustee account)	140,633,350	5.60
JP Morgan Chase Bank 385632	61,364,247	2.44
State Street Bank West Client – Treaty 505234	49,544,325	1.97
JPMorgan Securities Japan Co., Ltd.	47,039,617	1.87
State Street Bank and Trust Company 505001	46,152,179	1.84
JP Morgan Chase Bank 385781	37,161,442	1.48
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	35,066,188	1.40
Barclays Securities Japan Limited	30,400,000	1.21
The Nomura Trust and Banking Co., Ltd. (investment trust account)	30,179,300	1.20

Total	864,056,248	34.39

(1)	The percentages of outstanding shares are calculated by excluding 911,164 shares held by us as treasury stock.

As of March 31, 2025, there were 248 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 13% of our outstanding common stock, calculated by excluding 911,164 shares held by us as treasury stock, on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

The company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.

Our major shareholders do not have different voting rights.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2025, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2025, none of our directors or executive officers as defined in the Companies Act, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2025.

During the fiscal year ended March 31, 2025, no loans were made to our directors or executive officers as defined in the Companies Act other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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

Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2025 were ¥140.0 per share of common stock (the interim cash dividend was ¥65.0 per share of common stock and the year-end cash dividend was ¥75.0 per share of common stock, respectively).

We intend to issue dividends twice per year to shareholders recorded in the shareholder register as of March 31 and September 30 in each year as year-end dividends and as interim dividends, respectively, to return profits to shareholders in a timely way.

In accordance with our articles of incorporation, we may decide to issue dividends by a resolution of the Board of Directors unless otherwise stipulated by laws or regulations, or by a resolution of a general meeting of shareholders. Annual cash dividends for the fiscal year ended March 31, 2025 were decided by a resolution of our Board of Directors.

From the fiscal year ending March 31, 2026, we decided to set forth our new shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In addition, we aim to increase dividends per share by approximately ¥5.0 each fiscal year, based on and assuming the steady growth of our stable earnings base. We will decide share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

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

Our Board of Directors

Under the Companies Act (Kaisha Hou) (Act No. 86 of 2005, as amended), because we have adopted the “Company with Three Committees” system, our directors have no power to execute our business except in limited circumstances as permitted by law. If a director also serves concurrently as an executive officer as defined in the Companies Act, then he or she can execute our business in the capacity of executive officer as defined in the Companies Act. There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Companies Act, however, requires such director to refrain from voting on such matters at meetings of the board of directors.

The amount of compensation to each our director is determined by the Compensation Committee, which consists of our directors, the majority of whom are outside directors (see “Item 6.C. Board Practices”).

The borrowing powers have been delegated to the executive officers as defined in the Companies Act by the Board of Directors in accordance with the Companies Act.

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

As of March 31, 2025, 2,513,757,794 shares of common stock were issued.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2025.

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

Stock Splits

We may at any time split shares of common stock into a greater number of shares of common stock by determination by executive officers as defined in the Companies Act under the authority delegated by resolution of the Board of Directors. When a stock split is to be made, so long as our only class of outstanding stock is the common stock, we may increase the number of authorized shares in the same ratio as that of such stock split by amending our articles of incorporation, of which amendment may be effected by resolution of the Board of Directors without approval by shareholders.

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

Unit Share System

We have adopted the unit share system under which shareholders will have one voting right for each unit of shares consisting of 100 shares held by them at general meetings of shareholders or at meetings of holders of a particular class of shares, and shares constituting less than a full unit will carry no voting rights. See “—Preferred Stock—Voting Rights” for information on the voting rights that holders of preferred stock may have at general meetings of shareholders. Our articles of incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights, except for those specified in an ordinance of the Ministry of Justice which include rights (i) to receive dividends, (ii) to receive cash or other assets in case of a consolidation or split of shares, share exchange or share transfer, or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Holders of shares constituting less than a full unit may at any time request us to purchase such shares constituting less than a full unit (a) at the current market price as determined pursuant to the Companies Act in cases of such shares having a market price (such as our common stock) or (b) at the price as determined through negotiations between the holders of shares constituting less than a full unit and us in cases where such shares have no market price (such as our preferred stock), which request may not be withdrawn without our consent. In addition, holders of shares constituting less than a full unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of shares; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate such request. As prescribed in our share handling regulations, such requests shall be made through an account managing institution at which such shareholder has its account and Japan Securities Depository Center, Inc. (“JASDEC”) pursuant to the rules of JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “—Transfer of Shares.” The executive officers as defined in the Companies Act under the authority delegated by the Board of Directors may reduce the number of shares constituting one unit of shares or cease to use the unit share system by amendments to the articles of incorporation without a special resolution of the general meeting of shareholders which would otherwise be required.

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

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

1.	any amendment to our articles of incorporation (except for such amendments that may be authorized by executive officers as defined in the Companies Act under the authority delegated by the board of directors under the Companies Act such as (i) an increase of the number of authorized shares in the same ratio as that of a stock split, (ii) a reduction of the number of shares per unit of shares and (iii) abolishing the unit share system);

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

Issue of Additional Shares and Pre-emptive Rights

Holders of the common stock have no pre-emptive rights. Authorized but unissued shares of common stock may be issued at such times and upon such terms as executive officers as defined in the Companies Act under the authority delegated by the Board of Directors determine, subject to the limitations as to the issuance of new shares of common stock at a “specially favorable” price mentioned in “—Voting Rights.”

In the case of an issuance or transfer of shares or stock acquisition rights by way of an allotment to a third party whereby the third party will hold more than 50% of the voting rights of all shareholders, we shall give notice (including a public notice) to our shareholders in advance, and if shareholders who hold one-tenth or more of the voting rights of all shareholders dissent from the third-party allotment, the approval by an ordinary resolution of a general meeting of shareholders is generally required before the payment date for such issuance or transfer pursuant to the Companies Act. In addition, pursuant to the regulations of the stock exchanges in Japan, in the case of an issuance or transfer of shares or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a determination by the executive officers as defined in the Companies Act, the approval of the shareholders or an affirmative opinion from a person independent of our management is generally required.

Executive officers as defined in the Companies Act under the authority delegated by the Board of Directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights to new shares of the same class, in which case they must be given on uniform terms to all shareholders of that class as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire (but see “—Preferred Stock—Issue of Additional Shares and Pre-emptive Rights” regarding our preferred stock).

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by executive officers as defined in the Companies Act under the authority delegated by the Board of Directors unless it is made at a “specially favorable” price or under “specially favorable” conditions, as described in “—Voting Rights” and subject to the approval of the shareholders or an affirmative opinion from an independent person in certain cases, as described in “—Issue of Additional Shares and Pre-emptive Rights.”

Record Date

As mentioned above, March 31 is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. September 30 is the record date for the payment of interim dividends. In addition, by a determination by executive officers as defined in the Companies Act under the authority delegated by the Board of Directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to our stock.

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

2.	from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

3.	from any of our subsidiaries (pursuant to a determination by executive officers as defined in the Companies Act under the authority delegated by the Board of Directors).

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

We may hold the shares of common stock acquired, and may generally transfer or cancel such shares by a determination by executive officers as defined in the Companies Act under the authority delegated by the Board of Directors.

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

For the regulations relating to the acquisition and holding of our shares and voting rights by non-residents of Japan and the inward direct investment by foreign investors under the Foreign Exchange and Foreign Trade Act of Japan(Act No. 228 of 1949, as amended), see “Item 10.D. Exchange Controls.”

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

Preferred Stock

Unless otherwise specified, the following is a summary of information concerning the shares of our preferred stock as of the date hereof, including brief summaries of the relevant provisions of our articles of incorporation, our share handling regulations and the Companies Act and certain related legislation, all as currently in effect. The detailed rights of our preferred stock are set forth in our articles of incorporation and the resolutions of our Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant series of preferred stock.

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

As of March 31, 2025, there was no outstanding preferred stock.

Preferred Dividends

Payment of annual dividends on shares of common stock is subject to the prior payment of the annual preferred dividends on shares of preferred stock. The amount of preferred dividends for each series of the preferred stock is as follows:

•

Each of the first to fourth series of class XIV preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the Board of Directors or determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors at the time of issuance, up to a maximum of ¥1,000 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

•

Each of the first to fourth series of class XV preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the Board of Directors or determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors at the time of issuance, up to a maximum of ¥1,000 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

•

Each of the first to fourth series of class XVI preferred stock (currently not in issue) bears an annual non-cumulative dividend of the amount to be determined by resolution of the Board of Directors or determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors at the time of issuance, up to a maximum of ¥1,000 per share, and in the event we pay an interim dividend, holders are entitled to receive one half of such amount per share in preference to common stock.

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

Acquisition of Preferred Stock

We may, if required, subject to regulatory approval, acquire any shares of the preferred stock then outstanding at any time out of the Distributable Amount (as defined in “—Common Stock—Restriction on Distribution of Surplus”). On or after the date to be determined by a resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, we may also acquire all or a portion of each series of the first to fourth series of class XV (currently not in issue) or the first to fourth series of class XVI preferred stock (currently not in issue) at the acquisition price to be determined by a resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock on the date separately determined by a resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors, without consent of the holders of such preferred stock. When a portion of a certain class of preferred stock is acquired, such acquisition shall be made from each holder thereof in number of shares determined by way of a lot or pro rata allocation.

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

In respect of the first and second series of class XIV (currently not in issue), the first and second series of class XV (currently not in issue) and the first and second series of class XVI (currently not in issue) preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which we would become non-viable, is determined to be necessary, we shall mandatorily acquire the relevant preferred stock, in whole, free of consideration, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to us and other factors.

In respect of the third and fourth series of class XIV (currently not in issue), the third and fourth series of class XV (currently not in issue) and the third and fourth series of class XVI (currently not in issue) preferred stock, upon the occurrence of an event determined by a resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock as an event where a write-off of the relevant preferred stock or a conversion of the relevant preferred stock into common stock, or financial support or other similar measures taken by a public sector, without which we would become non-viable, is determined to be necessary, we shall mandatorily acquire the relevant preferred stock, in whole, on a date which falls after the occurrence of such event as determined by the resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock and which date shall be separately determined by a resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors after the issuance of the relevant preferred stock, or a date which falls after the occurrence of the relevant certain event and which date shall be determined by the resolution of the Board of Directors or a determination by executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the capital adequacy requirements applicable to us and other factors, and instead, we shall deliver our own common stock to holders of the relevant preferred stock. In this case, the terms of acquisition, including the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock, shall be determined by the resolution of the relevant Board of Directors or the determination by relevant executive officer(s) as defined in the Companies Act under the authority delegated by the Board of Directors relating to the issuance of the relevant preferred stock, giving due consideration to the market price of common stock, the subscription price of the relevant preferred stock and other factors.

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

However, a foreign investor seeking to acquire shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation that constitutes an inward direct investment may be eligible for the exemptions from the prior notification requirement, if certain conditions as described below are met. In the case of an acquisition of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation engaged in certain Designated Businesses designated by the Foreign Exchange Act as core sector businesses (the “Core Sector Designated Businesses”), the foreign investor may be generally exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of such corporation, and such foreign investor complies with certain exemption conditions (the “Exemption Conditions”) (as prescribed in the Foreign Exchange Act), which are generally as follows:

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

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Act (including (a) investors who have records of certain sanctions due to violations of the Foreign Exchange Act, (b) foreign governments, etc. (as prescribed in the Foreign Exchange Act), and (c) certain investors who are owned by, or have certain other relationships with, foreign governments, etc., excluding those who are accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act) and complies with the first three conditions included in the Exemption Conditions as described above, such foreign investor may be eligible for the exemptions, even if, as a result of acquisition of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, such foreign investor, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise 10% or more of the total issued shares or voting rights of a listed corporation engaged in the Core Sector Designated Businesses.

Pursuant to the amendments to the Foreign Exchange Act which took effect in May 2025 (the “2025 Amendments”), the scope of the above-mentioned disqualified investors, who are not eligible for the exemptions described above, was expanded to include (a) certain foreign investors who have obligations to cooperate with foreign governments, etc. in collecting information pursuant to agreements with foreign governments, etc. or foreign laws and regulations, and (b) certain foreign investors who are owned by, or who have certain other relationships with, the foreign investors set forth in (a) above (collectively, the “Specified Foreign Investors”)

(each, as prescribed in the Foreign Exchange Act), excluding those who are accredited by the Minister of Finance. In addition, the exemption from the prior notification requirement was amended so as to be inapplicable to the case where a foreign investor equivalent to the Specified Foreign Investor (the “Quasi-Specified Foreign Investor”) (as prescribed in the Foreign Exchange Act), which includes a foreign investor (i) whose managerial decision is made substantially by the foreign investor set forth in (a) above, (ii) whose managerial decision is made in a country other than the country of incorporation and affected by laws and regulations, etc. imposing obligations to cooperate with foreign governments, etc. in collecting information, or (iii) who has obligations to disclose information to cooperate with foreign governments, etc. pursuant to agreements with the Specified Foreign Investor or the foreign investor set forth in (iii) seeks to acquire shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation which is engaged in the Core Sector Designated Businesses and also falls under the “Specified Essential Infrastructure Service Providers” as defined in the Economic Security Promotion Act (the “Designated Core Business Entity”), even if such foreign investor, (x) as a result of an acquisition of such shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of such listed corporation, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of such listed corporation, or (y) falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act) set forth in the preceding paragraph. Further, the Exemption Conditions, which must be complied with for a foreign investor to be exempted from the prior notification requirement, were amended to include the following two additional conditions, when they apply to the case of an acquisition by a Quasi-Specified Foreign Investor of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation which is engaged in the Core Sector Designated Businesses but is not the Designated Core Business Entity, as a result of which acquisition, such Quasi-Specified Foreign Investor, together with parties that have a special relationship with that Quasi-Specified Foreign Investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of the above-mentioned corporation:

•

the foreign investor will not access non-public information in relation to the Core Sector Designated Businesses of such corporation, or take certain other actions that may lead to the leak of such non-public information (as prescribed in the Foreign Exchange Act); and

•

the foreign investor will not work, or not cause its closely- related persons (as prescribed in the Foreign Exchange Act) to work, as an employee for such corporation in respect of the Core Sector Designated Businesses of such corporation, or will not solicit any officers or employees of such corporation to work for the foreign investor or any third party.

A subsidiary of ours currently engages in the business of software related to cybersecurity and such business falls into the category of the Core Sector Designated Businesses. For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses; (ii) corporations engaged in the Designated Businesses other than the Core Sector Designated Businesses; (iii) corporations engaged in the Core Sector Designated Businesses; and (iv) corporations falling into the Designated Core Business Entity category. According to the list most recently published by the Minister of Finance as of June 25, 2025, we are classified within category (iii) above.

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

If such prior notification is filed, the proposed inward direct investment may not be consummated until after 30 days have passed from the date of filing, although this screening period may be shortened unless the Minister of Finance and any other competent Ministers deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to review the proposed inward direct investment and may recommend any modification or prohibition of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or prohibition of such inward direct investment. In addition, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above, (ii) consummates such inward direct investment before the expiration of the screening period described above, (iii) makes false statements in the prior notification described above, or (iv) does not follow the recommendation or order issued by the Ministers to modify or prohibit such inward direct investment, the Ministers may order such foreign investor to dispose of all or part of the shares acquired or take other necessary measures.

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

U.S. Taxation

The following sets forth the material U.S. federal income tax consequences of the ownership of shares of common stock (for purposes of this discussion, “shares”) and ADSs of our company. The discussion set forth below is applicable to U.S. holders (as defined below) (i) who are residents of the United States for purposes of the Treaty, (ii) whose shares or ADSs are, for purposes of the Treaty, neither effectively connected with nor attributable to a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty.

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

Disposition of Shares or ADSs

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

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

We furnished an English translation of our annual report for the fiscal year ended March 31, 2025, to security holders, to the U.S. Securities and Exchange Commission on Form 6-K on May 28, 2025, in accordance with the requirements of Form 6-K.

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

Basic Approach

We classify the risks arising from the group’s businesses into different types of risk such as credit risk, market risk, liquidity risk, operational risk, reputational risk and model risk according to their risk factors, and manage each type of risk depending on its characteristics. Furthermore, each group entity manages such risks according to the characteristics of its business operations (i.e., management of risks associated with settlement and trust businesses, etc.). In addition to managing each type of risk individually, we have established a comprehensive risk management structure to identify and evaluate overall risk and to keep risk within limits that are managerially acceptable. In line with the basic policies relating to overall risk management laid down by Mizuho Financial Group, companies within the Mizuho group identify risk broadly and take a proactive and sophisticated approach to risk management.

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group’s risk exposure using a unified measurement standard and have implemented measures to control such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed our financial strength. To ensure the ongoing financial soundness of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated to Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Mizuho Americas by risk category, and is further allocated within their respective business units based on established frameworks.

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

The following diagram shows our risk management structure:

Credit Risk Management

Basic Approach

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets (including off-balance-sheet instruments), which may arise from future events or the possible default, etc., of customers or issuers of bonds and stocks. Mizuho Financial Group manages credit risk for the group as a whole. Specifically, Mizuho Financial Group establishes the group’s fundamental credit risk policy to manage major group companies, and monitors and manages the credit risks of the group as a whole.

Credit Risk Management Structure

Our Board of Directors determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer (Group CRO), the Credit Risk Management Department monitors, analyzes and submits suggestions concerning credit risk, and formulates and executes plans in connection with basic matters pertaining to credit risk management.

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The Board of Directors of each company determines key matters pertaining to credit risk management.

The Balance Sheet & Risk Management Committee and the Credit Committee, each of which is a Business Policy Committee of our principal banking subsidiaries, are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors. The respective Chief Risk Officers (CRO) of our principal banking subsidiaries are responsible for matters relating to planning and implementing credit risk management. The Credit Risk Management Departments of our principal banking subsidiaries are in charge of planning and administering credit risk management and conducting credit risk measuring and monitoring. Such departments regularly present reports regarding their risk management situation to Mizuho Financial Group. Each credit department of our principal banking subsidiaries is responsible for matters related to credit and manages credit risks primarily from the perspective of individual credit extension. The credit departments of our principal banking subsidiaries determine policies and approve/disapprove individual transactions in terms of credit review, credit management and collection from obligors in accordance with the lines of authority set forth respectively by our principal banking subsidiaries. The Group Chief Audit Executive (CAE) of our principal banking subsidiaries is responsible for important matters related to internal audit operations. In addition, the Internal Audit Department, established by our principal banking subsidiaries within internal audit groups independent of the business departments, is responsible for examining the appropriateness of credit risk management.

Credit Risk Management Method

The Mizuho group’s credit risk management adopts a unified approach to ensure that future credit risk measurements will be maintained at an appropriate level based on the group’s business and financial strategies. Our credit risk management comprises two components: “credit portfolio management” and “individual credit management”.

For “credit portfolio management”, we use statistical methods to manage potential losses from our credit portfolio so that we can take appropriate actions before or after credit risks are taken/realized. For “individual credit management”, we manage the process for each credit transaction from execution through collection, based on the assessment of the customer/obligor’s credit quality. Through this approach, we mitigate losses in the face of a credit event.

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

Internal Rating System

One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of an internal rating system that consists of credit ratings and pool allocations. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the possibility of ultimately incurring losses related to each individual claim by taking into consideration the nature of any collateral or guarantee and the seniority of the claim. In principle, obligor ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever an obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely manner. Because we consider obligor ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet instruments, such obligor ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for credit losses on loans and charge-offs in our self-assessment of loans and off-balance-sheet instruments.

To assign obligor ratings, we have a quantitative evaluation system (rating model) in place to enable proper assessment of an obligor’s credit standing. The system gives a quantitative rating to an obligor based on obligor-

specific characteristics such as type of business (corporation or individual) and geography (in Japan or outside Japan). We categorize our rating models for companies in Japan into those for large companies and those for small and medium-sized companies. The former consist of 13 models according to industry-specific factors, while the latter consist of three models. For companies outside Japan, we utilize nine models.

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

Market Risk Management Structure

Our Board of Directors determines basic matters pertaining to market risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with market risk management, market risk operations and market risk monitoring. Under the control of the Group Chief Risk Officer (Group CRO), the Risk Management Department of Mizuho Financial Group is responsible for formulating and implementing plans related to market risk management through monitoring, reporting and analyzing market risk, making proposals, and setting limits and guidelines.

The Risk Management Department submits reports regarding status of market risk to our Board of Directors and other relevant committees on a regular basis. For the purpose of managing the market risk of our principal banking subsidiaries and other core group companies, the Department regularly receives reports from each of them to properly identify and manage their market risk. These subsidiaries and core group companies, which account for most of the Mizuho group’s exposure to market risk, establish their basic policies based on ours, and their boards of directors determine important matters relating to market risk management.

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

The following tables show the VAR figures for our trading activities by risk category for the fiscal years ended March 31, 2023, 2024 and 2025 and as of March 31, 2023, 2024 and 2025:

	Fiscal year ended March 31, 2023			As of March 31, 2023
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥4.6	¥7.2	¥2.7	¥7.2
Foreign exchange	0.8	1.6	0.4	0.9
Equities	1.1	2.0	0.4	1.0
Commodities	0.1	0.7	0.0	0.7

Total	¥5.3	¥8.3	¥3.1	¥7.0

	Fiscal year ended March 31, 2024			As of March 31, 2024
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥4.4	¥9.1	¥2.7	¥3.3
Foreign exchange	0.9	1.9	0.2	0.6
Equities	2.0	4.6	0.3	0.5
Commodities	0.3	0.5	0.1	0.4

Total	¥5.6	¥9.2	¥3.3	¥3.4

	Fiscal year ended March 31, 2025			As of March 31, 2025
Risk category	Daily average	Maximum	Minimum

	(in billions of yen)
Interest rate	¥2.5	¥3.7	¥1.9	¥2.6
Foreign exchange	1.0	3.0	0.2	1.5
Equities	1.0	2.4	0.4	0.7
Commodities	0.2	0.4	0.0	0.1

Total	¥5.5	¥9.7	¥3.0	¥5.0

The following graph shows VAR figures for our trading activities for the fiscal year ended March 31, 2025:

(VAR: billions of yen)

The following table shows VAR figures for our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2023	2024	2025	Change

	(in billions of yen)
As of fiscal year end	¥7.0	¥3.4	¥5.0	¥1.5
Maximum	8.3	9.2	9.7	0.4
Minimum	3.1	3.3	3.0	(0.2)
Average	5.3	5.6	5.5	(0.1)

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

The following graph shows the VAR figures for our banking activities excluding our cross-shareholdings portfolio for the fiscal year ended March 31, 2025:

(VAR: billions of yen)

The following table shows the VAR figures for our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2023	2024	2025	Change

	(in billions of yen)
As of fiscal year end	¥223.5	¥319.0	¥200.4	¥(118.6)
Maximum	392.2	336.5	279.7	(56.7)
Minimum	152.1	185.9	181.1	(4.8)
Average	217.6	281.2	219.3	(61.8)

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

•	VAR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level neither takes account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VAR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

Cross-shareholdings Portfolio Management Activities

We take the market risk management approach with use of VAR and risk indices for cross-shareholdings portfolio management activities to properly manage stock price risk. Specifically, we monitor VAR measurements and the state of risk capital on a daily basis. Moreover, in order to control stock price risk, we are reducing our cross-shareholdings through careful negotiations with counterparties.

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

Liquidity Risk Management Structure

Our Board of Directors determines the basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to the basic policies in connection with liquidity risk management, operations and monitoring, as well as proposing responses to emergencies such as sudden market changes. Our Group Chief Risk Officer (Group CRO) is responsible for matters relating to liquidity risk management planning and operations. Our Risk Management Department is responsible for monitoring, reporting and analyzing liquidity risk, making proposals in connection with liquidity risk and formulating and implementing plans relating to liquidity risk management. In addition, our Group Chief Financial Officer is responsible for matters relating to the planning and operation of funds management, and the Financial Planning Department is responsible for its monitoring and also for planning and implementing measures relating to funds management to maintain appropriate funding liquidity. Reports on the status of and other factors relating to cash funding management are submitted to our Board of Directors, the Risk Committee, the Executive Management Committee, our President & Group CEO and the Business Policy Committees, respectively, on a regular basis.

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

Control Self-Assessment

We aim for an autonomous risk management process, where the departments managing the business/operation take the initiative in identifying risks inherent in the business/operation by recognizing its own business/operation environment, and assessing and perceiving the risks that remain despite internal controls. Based on the assessments and risks perceived, they control such risks by setting and implementing necessary risk reduction measures.

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

•  Identify vulnerabilities, strengthen monitoring systems and incident response capabilities, and establish a robust governance structure.

•  Enhance the sophistication of cybersecurity management systems on a group-wide, global-wide, and third-party basis through these measures.

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

•  Conduct training and development programs by the headquarters.

•  Introduce information technology, office automation and centralization for operations.

•  Improve the effectiveness of emergency responses by holding drills.

	Definition	Principal Risk Management Methods
Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•  Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•  Collect and distribute legal information and conduct internal training programs.

•  Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk of damages to employees due to inappropriate working conditions, workplaces or safety conditions, and that the group may suffer tangible and/or intangible losses due to not being able to build an adequate human resources portfolio resulting from human capital losses following outflow of human resources and decline in abilities and skills, and/or not being able to make extensive use of human capital following a decline in employee engagement.

Understand the status of:

•  Human resources outflow (status of voluntary resignations, mid-career hiring).

•  Working environments (status of work-related injuries, harassment/bullying incidents, employee engagement).

•  Securing human resources (status of maintaining adequate human resources with specific abilities and/or skills).

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of the working environment as a result of disasters, criminal actions or defects in asset maintenance.

•  Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•  Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

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

Measurement of operational risk equivalent

We have adopted the Standardized Measurement Approach (“SMA”) for the calculation of operational risk equivalent in association with capital adequacy ratios based on the Basel Regulation.

The measurement results under the SMA are used not only as the operational risk equivalent in the calculation of capital adequacy ratios based on the Basel Regulation, but also, for internal management purposes, as the operational risk amount that is calculated by applying a set multiplier to the operational risk equivalent.

Reputational Risk Management

Basic Approach

We define reputational risk as “the risk that the Mizuho group may incur tangible or intangible losses due to an adverse effect to our reputation or Mizuho’s brand when all services provided by and all activities conducted by the Mizuho group, officers and employees, are recognized as deviating from the expectations and requirements of stakeholders, including clients, employees, the economy, and society”.

We supervise reputational risk management for the Mizuho group. Specifically, we establish the group’s basic policies pertaining to reputational risk management, manage core group companies, and monitor how the group’s reputational risks are being managed as a whole.

Reputational Risk Management Structure

Our Board of Directors determines the Mizuho group’s basic matters pertaining to reputational risk management. In addition, the Risk Management Committee comprehensively deliberate and coordinate basic policies pertaining to reputational risk management, and matters relating to operations and monitoring. The Group Chief Strategy Officer (Group CSO) is responsible for matters relating to planning and operation of reputational risk management. The Public Relations Office conducts monitoring and reporting of reputational risks and analyses and suggestions thereof, and carries out planning and promotion of basic matters pertaining to reputational risk management.

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

We supervise model risk management for the Mizuho group and are promoting comprehensive and effective model risk management throughout the group. Specifically, we have finalized a complete model survey on a group and global basis covering all business categories, including bank, trust bank, and securities business, and covering all of the regions of Japan, the Americas, Europe and Asia-Pacific. Furthermore, with the commitment of the senior management, we have introduced a framework to visualize and manage the status of model risk, and we continue to promote effective model risk management on a risk-based approach.

Model Risk Management Structure

Our Board of Directors determines the Mizuho group’s basic matters pertaining to model risk management. In addition, the Risk Management Committee comprehensively deliberate and coordinate basic policies pertaining to model risk management, and matters relating to administration and monitoring. Our Group Chief Risk Officer (Group CRO) is responsible for matters relating to planning and administration of model risk management. The Risk Management Department is responsible for monitoring model risks, making reports, analyses, and proposals, etc., and makes and promotes plans for model risk management. We manage model risk situations for the entire group based on the reports received from the core group companies on their model risk management. In particular, individual companies which are determined to be highly susceptible to model risks establish their own basic policies, and each of their board of directors determines important matters pertaining to model risk management.

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

Third Party Risk Management

Basic Approach

We define third party risk as any risk arising in Mizuho Financial Group and/or the Mizuho group due to a third party entity having a business contractual relationship with the Mizuho Financial Group and our group, and categorize it as a compound risk consisting of market risk, credit risk, liquidity risk and operational risk and so forth.

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

Third Party Risk Management Structure

Our Board of Directors determines basic matters related to third party risk management. The Risk Management Committee comprehensively discusses and coordinates matters relating to basic policies in connection with third party risk management, operations and monitoring. The Group Chief Risk Officer (Group CRO) is responsible for matters relating to third party risk management planning and operations. The Risk Management Department is responsible for monitoring third party risk and reporting and analyzing and making proposals, etc., and formulates and promotes plans relating to third party risk management.

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

Third Party Risk Management Method

We carry out third party risk management through appropriate contracts with third parties, evaluation and monitoring of third parties, management of concentration in specific third parties, and so forth. We consistently report on the status of these management activities to the Risk Management Committee, the Executive Management Committee, our President & Group CEO, and other relevant parties on a regular basis.

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

Compliance Activities

We have established the “Mizuho Code of Conduct,” which sets forth clear and concrete standards of behavior to be followed when implementing the precepts of our corporate identity. Furthermore, each of our group companies has also prepared a Conduct Guideline for Compliance for directors, executive officers, and employees as model of conduct for ensuring thoroughgoing Compliance.

Mizuho ensures that all directors, executive officers and employees are fully acquainted with both the Code of Conduct and the relevant Conduct Guideline for Compliance through ongoing training and messages from management.

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continued listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2025, the depositary reimbursed us $800,000 for such expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our President & Group CEO and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our President & Group CEO and Group Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2025 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2025 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2025.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2025, which appears on page F-6.

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

Our Board of Directors has determined that Mr. Takakazu Uchida, Mr. Masahiko Tezuka and Mr. Hisaaki Hirama are each qualified as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, Mr. Takakazu Uchida and Mr. Masahiko Tezuka are determined to be “independent” as defined under the NYSE Corporate Governance Standards.

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

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, to Mizuho Financial Group and its consolidated subsidiaries for the fiscal years ended March 31, 2024 and 2025 are presented in the following table:

	Fiscal years ended March 31,
	2024	2025

	(in millions of yen)
Audit fees(1)	¥5,962	¥6,519
Audit-related fees(2)	334	697
Tax fees(3)	183	211
All other fees(4)	58	77

Total	¥6,536	¥7,505

Notes:

(1)	Audit fees primarily include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.

(2)	Audit-related fees primarily include fees for services relating to agreed-upon procedures on internal controls and advisory services relating to regulatory filings.
(3)	Tax fees primarily include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees primarily include fees for services relating to education about financial accounting and related legal regulation for our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee is required prior to each engagement. With respect to such services, full-time audit committee member(s) must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2025:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(2)	Maximum number of shares that may yet be purchased under the plans or programs(2)
April 1 to April 30, 2024	2,849	¥2,973.0	—	—
May 1 to May 31, 2024	2,697	3,082.3	—	—
June 1 to June 30, 2024	2,072	3,140.0	—	—
July 1 to July 31, 2024	4,235	3,414.0	—	—
August 1 to August 31, 2024	1,727	3,049.4	—	—
September 1 to September 30, 2024	1,737	2,920.0	—	—
October 1 to October 31, 2024	2,743	3,066.6	—	—
November 1 to November 30, 2024	6,133,730	3,774.1	6,130,200	43,869,800
December 1 to December 31, 2024	9,524,825	3,811.5	9,521,700	34,348,100
January 1 to January 31, 2025	5,363,637	4,004.2	5,360,800	28,987,300
February 1 to February 28, 2025	4,481,107	4,265.3	4,479,400	24,507,900
March 1 to March 31, 2025	2,225	4,232.3	—	—

Total(1)	25,523,584	¥3,922.2	25,492,100	—

Notes:

(1)

A total of 31,484 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2025, due to our purchase of shares constituting less than one (1) unit from holders of such shares at the current market price of those shares.

(2)

On November 14, 2024, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 50,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥100 billion between November 15, 2024 and February 28, 2025. The total number of shares purchased during the relevant month on a trade basis pursuant to the resolution is set forth in the above table. On February 28, 2025, we completed the repurchase pursuant to the resolution, acquiring 25,492,100 shares of our common stock for ¥99,999,825,700 in aggregate on a trade basis. We cancelled all of the repurchased shares on March 21, 2025.

(3)

On May 15, 2025, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥100 billion between May 16, 2025 and August 31, 2025. The cancellation of the repurchased shares is scheduled on September 22, 2025. Pursuant to the resolution, we have repurchased an aggregate of 4,351,500 shares for ¥16,823,687,600 as of May 31, 2025 on a trade basis.

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

•

A NYSE-listed U.S. company must adopt corporate governance guidelines and a code of business conduct and ethics and must post those on its website. While Mizuho Financial Group is not required to adopt such guidelines and code under applicable Japanese laws or the rules of the stock exchange in Japan on which it is listed, in June 2014, the company established and has been updating its corporate governance guidelines that sets forth its basic policy, framework and governing policies regarding the corporate governance system in Mizuho Financial Group and also maintains the “Mizuho Code of Conduct” as its standard for corporate conduct to be observed by its directors, officers and employees.

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
ITEM 16K.  Cybersecurity
Cybersecurity Strategy
Many of our systems are connected to our domestic and overseas locations, and the systems of our customers and various payment institutions, through a global network. As cyber attacks become more sophisticated, we recognize cybersecurity as an important management issue and continuously promote cybersecurity measures under management leadership.
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
Governance System
At Mizuho Financial Group, the Board of Directors deliberates and resolves fundamental issues related to cybersecurity risk management. The Board of Directors receives reports from the Group Chief Information Security Officer (“CISO”) on cybersecurity risks that may have an impact on management policies and strategies, annual business plans, medium- to long-term business plans, etc., other cybersecurity risks that the Board of Directors should be aware of from a medium- to long-term perspective, and important matters such as the status of risk control.
The Risk Committee and the IT/Digital Transformation Committee *1, both of which are advisory bodies to the Board of Directors, each receive reports from the Group CRO on the status of comprehensive risk management and from the Group CISO on basic matters related to cybersecurity risk management, evaluate conformity with our basic management policies and the appropriateness of our cyber initiatives, and present recommendations or opinions to the Board of Directors. In addition, the independent third line in the three lines of defense *2 conducts audits on the initiatives of the first and second lines, and reports the results to the Operational Audit Committee, etc.
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
The Cybersecurity Management Department reports to the Group CISO on the status of cybersecurity risk management, and the Group CISO regularly reports, and if applicable, submits proposals for deliberation, to the Management Committee via the IT Strategy Promotion Committee and to the Board of Directors, each on the status of our cybersecurity measures, etc., with the aim of developing and strengthening a system for ensuring cybersecurity.
We have appointed a person in charge of cybersecurity and have established a communication system at group companies, to monitor the status of our cybersecurity measures and to quickly gather information when an incident occurs.
Initiatives for Strengthening Cybersecurity
To identify and prevent the manifestation of cybersecurity risks, we collaborate with external organizations such as the Financial Services Information Sharing and Analysis Center
(FS-ISAC)
and other financial institutions. We collect threat intelligence and implement prioritized measures based on the potential impact on us.
Specifically, we take measures to ensure consistent security throughout the entire system development lifecycle, from the planning phase to the development and operation phases.
After the release of systems, we promptly identify and address the impact of disclosed vulnerability information on our group’s system by introducing configuration management database, and vulnerability scanner systems.
To evaluate the effectiveness of these technical measures against cyber attacks on our systems, we also regularly conduct vulnerability assessments and
Threat-Led
Penetration Testing *3.
As part of our preparedness measures, the
Mizuho-Cyber
Incident Response Team *4 and other highly qualified professionals are deployed, and a
24-hour,
365-day
a year monitoring system is in place using an integrated Security Operation Center *5, etc.
We are also focusing on human resources development, such as conducting study groups for directors including outside directors, cybersecurity training for each executive and employee layer, and phishing email training for all executives and employees at least once every six months.
Additionally, we confirm in advance before, and on a regular basis after entering into a contract with a third party, the security management preparedness, including responses in the event of a cyber incident, of third parties such as cloud service providers that provide outsourcing and cloud services. When we receive reports of cyber incidents from third parties, in addition to identifying and analyzing the impact on the group, we also strive to respond appropriately to risks when there is concern about the impact on the group.
We verify the effectiveness of our cybersecurity posture by referring to external frameworks related to cybersecurity, such as the Cybersecurity Framework developed by the National Institute of Standards and Technology and guidelines on cybersecurity published by the Financial Services Agency. Additionally, we also undergo evaluations by third parties.

Impact and Response When a Cyber Incident Occurs
As a result of our enhanced cybersecurity measures, we are not aware of any past cyber attacks that could have had a significant impact on investor decisions or could have materially affected our business operations, results of operations and financial condition, in the fiscal year ended March 31, 2025. However, in the event of a cyber attack due to a failure to strengthen cybersecurity measures, leaks or falsification of electronic data, suspension of business operations, information leaks, and unauthorized remittances may occur and cause inconvenience and disadvantage to our customers.
In addition, our business operations, results of operations and financial condition may be materially affected by compensation for damages, administrative actions and damage to reputation.
In the unlikely event that a cyber-incident is detected, or if it is determined on firm grounds that the likelihood of a cyber incident occurring is very high, the Cybersecurity Management Department will report the cyber incident to the Group CISO. The Group CISO reports to the Management Committee and the Board of Directors when particularly important incidents occur or are likely to occur.
Based on the instructions from the Group CISO, the Cybersecurity Management Department monitors the cause of the incident (including incidents for which the likelihood of occurrence is determined on firm grounds to be very high), the nature and extent of the damage or expected damage, supports the formulation of effective containment, eradication, and recovery measures, analyzes attack methods or expected attack methods based on cyber incident information, and conducts incident response.
Even after incident recovery, the Cybersecurity Management Department monitors changes that could lead to cyber incidents in the group and promptly reports to the Group CISO when a breach of the threshold is identified. In addition, the Cybersecurity Management Department analyzes and evaluates the status of causes and risks, and implements necessary measures after consulting with the Group CISO on the response policy.

*1	IT/Digital Transformation Committee (as described in “Item6.C. Board Practices”)
*2	Three lines of defense (concept for defining and classifying organizational functions and responsibilities in risk management and compliance)
*3	Threat-Led Penetration Testing (evaluation of systems and response processes by analyzing targeted threats and conducting attacks that mimic actual attacks)
*4	Cyber Incident Response Team (incident response teams within the Cybersecurity Management Department that specialize in information security issues within the organization)
*5	Security Operation Center (a specialized team within the Cybersecurity Management Department that monitors and analyzes threats to information systems in organizations such as enterprises)

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of Mizuho Financial Group, Inc., March 2, 2023 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2025 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated September 1, 2022 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder***

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)****

11.2	Procedures for Controlling Insider Trading of Mizuho Financial Group, Inc., as amended on April 1, 2025 (English Translation)

11.3	Regulations Pertaining to the Financial Transactions of Executives of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

97	Recovery Policy for Executive Compensation****

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit Number	Description of Exhibits

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on June 28, 2023.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021.
***

Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018, except Exhibit A thereto. For the latest Exhibit A, see Exhibit 2.1 to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021.

****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on June 26, 2024.

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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2023, 2024 and 2025. Average balances are generally based on a daily average. Month-end, quarter-end or half-year-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2023			2024			2025
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield

	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	39,586	30	0.07%	45,926	30	0.07%	56,125	136	0.24%
Foreign	16,626	476	2.86%	19,600	991	5.06%	16,279	832	5.11%

Total	56,212	506	0.90%	65,526	1,021	1.56%	72,404	968	1.34%

Call loans and funds sold:
Domestic	3,367	—	0.01%	4,889	—	0.00%	197	1	0.46%
Foreign	1,019	14	1.34%	1,031	33	3.21%	747	20	2.71%

Total	4,386	14	0.32%	5,920	33	0.56%	944	21	2.24%

Receivables under resale agreements and securities borrowing transactions:
Domestic	8,649	47	0.54%	8,980	72	0.80%	11,437	86	0.75%
Foreign	9,049	261	2.88%	11,663	667	5.72%	14,726	782	5.31%

Total	17,698	308	1.74%	20,643	739	3.58%	26,163	868	3.32%

Trading account assets:
Domestic	5,938	96	1.61%	6,554	91	1.40%	6,638	98	1.48%
Foreign	11,582	330	2.85%	15,142	623	4.12%	17,061	724	4.24%

Total	17,520	426	2.43%	21,697	715	3.29%	23,699	822	3.47%

Investments:
Domestic	28,172	96	0.34%	24,888	96	0.38%	18,481	125	0.68%
Foreign	5,191	79	1.53%	7,332	210	2.87%	9,343	358	3.84%

Total	33,363	175	0.53%	32,220	306	0.95%	27,825	484	1.74%

Loans (1):
Domestic	57,462	558	0.97%	58,582	636	1.09%	60,835	748	1.23%
Foreign	37,035	1,402	3.79%	38,942	2,317	5.95%	38,452	2,256	5.87%

Total	94,497	1,960	2.07%	97,524	2,953	3.03%	99,287	3,004	3.03%

Total interest-earning assets:
Domestic	143,174	827	0.58%	149,820	925	0.62%	153,713	1,195	0.78%
Foreign	80,502	2,562	3.18%	93,710	4,842	5.17%	96,608	4,972	5.15%

Total	223,676	3,389	1.52%	243,529	5,767	2.37%	250,322	6,167	2.46%

Noninterest-earning assets:
Cash and due from banks	2,553			2,148			2,212
Other noninterest-earning assets (2)	22,769			28,538			27,308
Allowance for credit losses	(740)			(727)			(761)

Total noninterest-earning assets	24,582			29,959			28,759

Total average assets	248,258			273,489			279,081

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 36.3%, 39.5% and 38.7%, respectively, for the fiscal years ended March 31, 2023, 2024 and 2025.

	2023			2024			2025
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	96,854	71	0.07%	98,446	130	0.13%	97,231	177	0.18%
Foreign	37,983	990	2.61%	44,214	2,047	4.63%	45,379	2,041	4.50%

Total	134,837	1,061	0.79%	142,660	2,177	1.53%	142,610	2,218	1.56%

Call money and funds purchased:
Domestic	1,602	1	0.10%	1,841	2	0.13%	2,393	7	0.30%
Foreign	593	16	2.65%	427	20	4.63%	238	9	3.98%

Total	2,195	17	0.79%	2,268	22	0.98%	2,630	17	0.63%

Payables under repurchase agreements and securities lending transactions:
Domestic	7,140	68	0.95%	7,250	137	1.89%	16,769	550	3.28%
Foreign	20,772	603	2.90%	29,076	1,580	5.43%	24,918	1,359	5.45%

Total	27,912	671	2.40%	36,326	1,716	4.72%	41,686	1,909	4.58%

Other short-term borrowings (1):
Domestic	3,503	5	0.16%	2,268	5	0.21%	2,993	18	0.59%
Foreign	1,810	55	2.98%	1,790	91	5.08%	1,673	131	7.85%

Total	5,313	60	1.12%	4,058	96	2.36%	4,666	149	3.19%

Trading account liabilities:
Domestic	4,277	56	1.32%	4,567	53	1.16%	4,062	61	1.50%
Foreign	1,547	45	2.91%	1,800	122	6.77%	1,939	164	8.47%

Total	5,824	101	1.74%	6,366	175	2.75%	6,001	225	3.75%

Long-term debt:
Domestic	12,587	229	1.82%	14,353	308	2.15%	14,488	315	2.17%
Foreign	1,270	41	3.24%	1,403	68	4.86%	1,720	75	4.36%

Total	13,857	270	1.95%	15,757	376	2.39%	16,208	390	2.41%

Total interest-bearing liabilities:
Domestic	125,963	430	0.34%	128,724	634	0.49%	137,935	1,127	0.82%
Foreign	63,975	1,750	2.73%	78,710	3,928	4.99%	75,866	3,780	4.98%

Total	189,938	2,180	1.15%	207,434	4,562	2.20%	213,801	4,907	2.30%

Noninterest-bearing liabilities (2)	49,721			56,954			56,295

Equity	8,599			9,101			8,984

Total average liabilities and equity	248,258			273,489			279,081

Net interest income and average interest rate spread		1,209	0.37%		1,205	0.17%		1,260	0.16%

Net interest income as a percentage of average total interest-earning assets			0.54%			0.49%			0.50%

Notes:

(1)	Other short-term borrowings include commercial paper.
(2)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 32.6%, 34.9% and 33.0%, respectively, for the fiscal years ended March 31, 2023, 2024 and 2025.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023 and the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2024 versus fiscal year ended March 31, 2023			Fiscal year ended March 31, 2025 versus fiscal year ended March 31, 2024
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield

	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	5	(4)	1	7	99	106
Foreign	85	429	515	(168)	9	(159)

Total	90	426	516	(161)	108	(53)

Call loans and funds sold:
Domestic	—	—	—	—	1	1
Foreign	—	19	19	(9)	(4)	(13)

Total	—	19	19	(9)	(3)	(12)

Receivables under resale agreements and securities borrowing transactions:
Domestic	2	23	25	20	(5)	15
Foreign	75	331	406	175	(61)	114

Total	77	354	431	195	(66)	129

Trading account assets:
Domestic	10	(14)	(4)	1	6	7
Foreign	102	192	293	79	22	101

Total	111	177	289	80	27	107

Investments:
Domestic	(11)	11	—	(25)	54	29
Foreign	33	98	131	58	91	148

Total	22	109	131	33	145	178

Loans:
Domestic	11	68	78	24	87	112
Foreign	72	842	914	(29)	(32)	(61)

Total	83	910	993	(5)	55	51

Total interest and dividend income:
Domestic	16	83	100	27	242	270
Foreign	367	1,911	2,279	106	24	130

Total	383	1,995	2,378	133	267	400

	Fiscal year ended March 31, 2024 versus fiscal year ended March 31, 2023			Fiscal year ended March 31, 2025 versus fiscal year ended March 31, 2024
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield

	(in billions of yen)
Interest expense:
Deposits:
Domestic	1	57	59	(2)	49	48
Foreign	162	895	1,057	54	(60)	(6)

Total	164	952	1,116	52	(11)	41

Call money and funds purchased:
Domestic	—	1	1	1	4	5
Foreign	(4)	8	4	(9)	(2)	(10)

Total	(4)	9	5	(8)	3	(6)

Payables under repurchase agreements and securities lending transactions:
Domestic	1	68	69	179	233	413
Foreign	241	736	977	(226)	5	(221)

Total	242	803	1,045	(46)	239	192

Other short-term borrowings:
Domestic	(2)	1	(1)	2	11	13
Foreign	(1)	38	37	(6)	46	40

Total	(3)	39	36	(4)	57	53

Trading account liabilities:
Domestic	4	(7)	(3)	(6)	14	8
Foreign	7	70	77	9	33	42

Total	11	62	74	4	47	50

Long-term debt:
Domestic	32	47	79	3	4	7
Foreign	4	23	27	15	(9)	7

Total	36	70	106	18	(5)	14

Total interest expense:
Domestic	36	167	203	177	316	493
Foreign	410	1,769	2,179	(162)	14	(148)

Total	447	1,935	2,382	15	330	345

Net interest income:
Domestic	(20)	(83)	(103)	(150)	(73)	(223)
Foreign	(43)	143	100	268	10	278

Total	(63)	59	(4)	118	(63)	55

II. Investment portfolio

The following table shows the book value, contractual maturity and the weighted average yield of held-to-maturity securities at March 31, 2025. The amortized cost is the basis of the book value for held-to-maturity securities. The weighted average yield is calculated based on the amortized cost for held-to-maturity securities and considers the contractual coupon, amortization of premiums and accretion of discounts and excludes the effects of any related hedging derivatives.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(in billions of yen, except percentages)
Held-to-maturity securities:
Domestic:
Japanese government bonds	—	—	210	0.09%	210	0.23%	—	—	419	0.16%

Total domestic	—	—	210	0.09%	210	0.23%	—	—	419	0.16%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	3,766	4.91%	3,766	4.91%

Total foreign	—	—	—	—	—	—	3,766	4.91%	3,766	4.91%

Total	—	—	210	0.09%	210	0.23%	3,766	4.91%	4,186	4.44%

In addition to held-to-maturity securities, the MHFG Group’s Investments also include available-for-sale securities, equity securities and other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding available-for-sale securities, equity securities and other investments.

III. Loans

Maturities and sensitivities of loans to changes in interest rates

The following table shows the details of the loan portfolio by time remaining until maturity by category at March 31, 2025:

	Maturity					Loans due after one year
	One year or less	After one year through five years	After five years through fifteen years	After fifteen years	Total	Floating rates	Fixed rates
	(in billions of yen)
Domestic:
Corporate:
Large companies	18,320	19,022	7,875	662	45,879	9,211	18,347
Small and medium-sized companies	1,025	863	650	208	2,746	423	1,299
Retail:
Housing Loan	466	1,487	2,859	2,010	6,822	877	5,479
Others	714	370	162	29	1,275	272	289
Sovereign	3,293	269	113	17	3,693	252	147
Banks and other financial institutions	423	429	16	—	867	327	118

Total domestic	24,241	22,440	11,675	2,927	61,282	11,362	25,679

Foreign:
Corporate	15,719	15,096	2,749	370	33,934	1,071	17,143
Retail	1	2	4	4	10	1	8
Sovereign	280	304	197	—	781	—	501
Banks and other financial institutions	1,478	1,495	143	134	3,251	211	1,562

Total foreign	17,478	16,896	3,093	508	37,975	1,284	19,214

Total	41,719	39,336	14,768	3,435	99,257	12,646	44,893

IV. Allowance for credit losses on loans

The following table shows the credit ratios of the MHFG Group’s loans, nonaccrual loans and allowance for credit losses at March 31, 2024 and 2025:

(1) Allowance for credit losses to total loans

	Allowance for credit losses	Total loans	Ratio of allowance for credit losses to total loans
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
	(in billions of yen, except percentages)
2025
Domestic:
Corporate:
Large companies	598	45,879	1.30%
Small and medium-sized companies	41	2,746	1.49%
Retail:
Housing Loan	41	6,822	0.60%
Others	9	1,275	0.74%
Sovereign	—	3,693	—
Banks and other financial institutions	—	867	0.04%

Total domestic	690	61,282	1.13%
Foreign	127	37,975	0.33%

Total	816	99,257	0.82%

Ratio of allowance for credit losses to total loans in large companies of corporate under Domestic increased by 0.15% from 1.15% at March 31, 2024 to 1.30% at March 31, 2025 due mainly to changes in the business environment surrounding some large borrowers.

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
	(in billions of yen, except percentages)
2025

Domestic:
Corporate:
Large companies	800	45,879	1.74%
Small and medium-sized companies	92	2,746	3.37%
Retail:
Housing Loan	30	6,822	0.44%
Others	43	1,275	3.37%
Sovereign	—	3,693	—
Banks and other financial institutions	—	867	—

Total domestic	965	61,282	1.58%
Foreign	96	37,975	0.25%

Total	1,062	99,257	1.07%

Ratio of nonaccrual loans to total loans in large companies of corporate under Domestic decreased by 0.37% from 2.11% at March 31, 2024 to 1.74% at March 31, 2025 due to a decrease in nonaccrual loans.

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
	(in billions of yen, except percentages)
2025

Domestic:
Corporate:
Large companies	598	800	74.80%
Small and medium-sized companies	41	92	44.40%
Retail:
Housing Loan	41	30	134.24%
Others	9	43	21.98%
Sovereign	—	—	—
Banks and other financial institutions	—	—	—

Total domestic	690	965	71.45%
Foreign	127	96	131.78%

Total	816	1,062	76.91%

Ratio of allowance for credit losses to nonaccrual loans in large companies of corporate under Domestic increased by 20.25% from 54.55% at March 31, 2024 to 74.80% at March 31, 2025 due mainly to changes in the business environment surrounding some large borrowers.

The following table shows ratio of net charge-offs to average loans at March 31, 2024 and 2025:

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
	(in billions of yen, except percentages)
2025

Domestic:
Corporate:
Large companies	45,863	4	0.01%
Small and medium-sized companies	2,503	5	0.18%
Retail:
Housing Loan	6,983	1	0.02%
Others	1,340	4	0.28%
Sovereign	2,884	—	—
Banks and other financial institutions	952	—	—

Total domestic	60,525	14	0.02%
Foreign	37,743	14	0.04%

Total	98,268	28	0.03%

The following table shows an allocation of the MHFG Group’s allowance for credit losses and the percentage of loans in each category to total loans at March 31, 2024 and 2025:

	2024		2025
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	528	46.65%	598	46.22%
Small and medium-sized companies	36	2.47%	41	2.77%
Retail:
Housing Loan	45	7.28%	41	6.87%
Others	11	1.42%	9	1.28%
Sovereign	—	2.49%	—	3.72%
Banks and other financial institutions	—	1.25%	—	0.87%

Total domestic	620	61.57%	690	61.74%
Foreign	130	38.43%	127	38.26%

Total	750	100.00%	816	100.00%

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023		2024		2025
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	27,205	—	28,177	—	28,369	—
Interest-bearing demand deposits	65,641	0.04%	69,050	0.08%	68,525	0.13%
Time deposits	18,640	0.24%	21,031	0.36%	25,679	0.31%
Certificates of deposit	12,573	—	8,365	—	3,028	—

Foreign offices:
Noninterest-bearing demand deposits	2,838	—	2,960	—	2,822	—
Interest-bearing deposits, principally time deposits	30,466	2.55%	34,218	4.52%	35,084	4.39%
Certificates of deposit	7,517	2.82%	9,996	5.00%	10,294	4.87%

Total	164,880	0.64%	173,796	1.25%	173,801	1.28%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2023, 2024 and 2025 were ¥1,491 billion, ¥1,182 billion and ¥719 billion, respectively.

The estimated amounts of uninsured deposits at March 31, 2024 and 2025 were ¥114,173 billion and ¥118,917 billion, respectively. The uninsured deposits refer to the amounts of deposit accounts under certain categories that are not covered by the relevant insurance regimes and the aggregate amounts of the uninsured deposit accounts that exceed the respective limit of the insurance regime in each local jurisdiction. In Japan, categories such as deposits denominated in foreign currency and certificates of deposits are uninsured, and the insurance limit per client is ¥10 million. At March 31, 2025, the estimated amounts and remaining maturities of uninsured time deposits and certificates of deposit are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	11,627	2,494	14,121
Due after three months through six months	2,846	114	2,960
Due after six months through twelve months	2,779	151	2,930
Due after twelve months	1,021	50	1,071

Total	18,272	2,809	21,081

Foreign offices:
Due in three months or less	21,624	7,137	28,761
Due after three months through six months	1,698	3,010	4,709
Due after six months through twelve months	1,505	1,082	2,587
Due after twelve months	50	361	411

Total(Note)	24,877	11,590	36,467

Total	43,150	14,399	57,548

Note: The estimated amount that exceeded the Federal Deposit Insurance Corporation insurance limit in the United States was ¥736 billion as of March 31, 2025.

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 25, 2025 expressed an unqualified opinion thereon.
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

Allowance for Credit Losses

Description of the Matter
The Company’s loan portfolio and the associated allowance for credit losses (ACL) for the loan portfolio, were JPY 99,257 billion and JPY 816 billion as of March 31, 2025, respectively. As discussed in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses involves significant judgments on several matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, the timing and amount of future cash flows, and the consideration of qualitative adjustments. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default (PD), whereby the Company’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Company’s estimated exposure at default (EAD). The credit loss factors incorporate the PD as well as the loss given default (LGD) based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the PD. The Company estimates the allowance for certain individual loans by using either the fair value of the collateral or the discounted cash flow (DCF) method.

The Company’s methodology for determining ACL on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as trade policies and their ripple effect on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, the Company incorporated the estimated impact of the evolving tariff policies on the automotive supply chain, the interest rates hike on domestic obligors, and other factors contributing to economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions including the forecasted business outlook for specific portfolio segments, and the current forecast for the growth rate of gross domestic product.

Auditing management’s ACL estimate is challenging due to the models used to estimate the PD, LGD and EAD which incorporate a forward-looking macroeconomic scenario and due to the subjective nature of the qualitative factors which require auditor judgment. Therefore, specialists who have experience in the industry are necessary.

Additionally, auditing management’s estimate of the timing and amount of expected future cash flows for large individual loans to borrowers experiencing financial difficulty, incorporating the likelihood and structure of loan modifications, if any, requires significant judgement.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s process for establishing the ACL, including management’s controls over (i) selection and implementation of the forward-looking macroeconomic scenario used in determining PD, LGD and EAD, (ii) expected loss models and methodologies used in quantitative calculations, including model validation, (iii) completeness and accuracy of key inputs and assumptions used in quantitative calculations, (iv) determination of the present value of the timing and amount of expected future cash flows for large individual borrowers and (v) adjustments to reflect management’s consideration of qualitative factors.

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

With respect to the DCF method, we evaluated the present value of expected future cash flows through our assessment of the reasonableness of the obligors’ restructuring plans, as well as the timing and underlying sources of the repayment. We performed back-testing of forecasted cash flows against actual cash flow results. We also assessed the appropriateness of significant inputs and assumptions used in the DCF method by agreeing them to internal and independently obtained external sources such as financial statements, peer data, and current industry trends. We also clerically tested 100% of the models for the related obligors.

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

Valuation of Certain Level 3 Financial Instruments

Description of the Matter
As described in Notes 1 and 26 to the consolidated financial statements, the Company carries various types of over-the-counter
derivatives and long-term debt instruments with embedded derivatives measured at fair value. The Company carried JPY 24 billion, JPY 93 billion and JPY 489 billion of derivative assets,

derivative liabilities and long-term debt with embedded derivatives measured at fair value as of March 31, 2025, respectively. These financial instruments are classified within Level 3 of the fair value hierarchy, which is defined as having unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Management utilizes internally developed valuation models and unobservable inputs to value certain level 3 financial instruments. The significant unobservable inputs used by management to value these financial instruments include correlation and volatility.

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
5
, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes and our report dated June 25, 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 2
5
, 2025

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2024 AND 2025

	2024	2025
	(in millions of yen)
Assets:
Cash and due from banks	2,046,324	2,292,295
Interest-bearing deposits in other banks	72,066,719	71,143,684
Call loans and funds sold	1,392,098	776,183
Receivables under resale agreements	20,534,728	28,108,779
Receivables under securities borrowing transactions	2,351,784	2,078,216
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥11,722,063 million in 2024 and ¥12,701,161 million in 2025)	36,759,812	37,598,099
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,692,031 million in 2024 and ¥2,055,780 million in 2025), net of allowance	17,713,335	15,058,617
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥3,767,997 million in 2024 and ¥4,067,125 million in 2025)	4,047,547	4,185,763
Equity securities	5,152,893	4,518,745
Other investments	884,496	1,000,589
Loans (Notes 4 and 5)	98,444,745	99,257,363
Allowance for credit losses on loans	(750,071)	(816,374)

Loans, net of allowance	97,694,674	98,440,989
Premises and equipment—net (Note 6)	1,714,485	1,813,678
Due from customers on acceptances	437,529	273,944
Accrued income	691,529	672,897
Goodwill (Note 7)	164,458	163,593
Intangible assets (Note 7)	44,984	35,472
Deferred tax assets	195,606	345,179
Other assets (Note 12)	8,280,151	8,234,429

Total assets	272,173,152	276,741,152

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2024	2025
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	6,989	6,054
Interest-bearing deposits in other banks	139,150	65,453
Call loans and funds sold	132,212	87,741
Trading account assets	2,450,810	2,304,908
Investments	241,303	207,895
Loans, net of allowance	9,136,505	8,654,827
All other assets	524,395	483,525

Total assets	12,631,365	11,810,404

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
MARCH 31, 2024 AND 2025

	2024	2025
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	33,554,817	31,705,002
Interest-bearing deposits	95,039,351	95,654,717
Foreign:
Noninterest-bearing deposits	3,359,545	2,642,727
Interest-bearing deposits	40,408,034	43,788,236
Due to trust accounts	245,611	303,396
Call money and funds purchased	1,660,682	2,745,165
Payables under repurchase agreements (Note 28)	38,104,868	38,395,079
Payables under securities lending transactions (Note 28)	1,350,435	1,674,727
Other short-term borrowings (including liabilities accounted for at fair value of ¥153,044 million in 2024, and ¥244,157 million in 2025) (Notes 11 and 26)	3,644,912	5,537,351
Trading account liabilities	20,621,160	21,207,668
Bank acceptances outstanding	437,529	273,944
Income taxes payable	87,994	133,218
Deferred tax liabilities	31,685	36,677
Accrued expenses	649,010	570,845
Long-term debt (including liabilities accounted for at fair value of ¥2,876,287 million in 2024, and ¥3,764,171 million in 2025) (Notes 11 and 26)	16,277,331	14,914,120
Other liabilities (Note 12)	6,268,999	6,608,355

Total liabilities	261,741,965	266,191,227

Commitments and contingencies (Note 22)

Equity:
MHFG shareholders’ equity:
Common stock (Note 14)—no par value, authorized 4,800,000,000 shares, and issued 2,539,249,894 shares at March 31, 2024, and 2,513,757,794 shares at March 31, 202 5	5,833,660	5,799,003
Retained earnings	3,120,236	3,343,695
Accumulated other comprehensive income (loss), net of tax (Note 16)	984,578	931,779
Less: Treasury stock, at cost—Common stock 4,739,805 shares at March 31, 2024, and 4,233,302 shares at March 31, 2025	(9,403)	(9,462)

Total MHFG shareholders’ equity	9,929,071	10,065,015
Noncontrolling interests	502,116	484,909

Total equity	10,431,187	10,549,924

Total liabilities and equity	272,173,152	276,741,152

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2024	2025
	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	44,013	70,338
Other short-term borrowings	247,180	401,275
Trading account liabilities	37,147	8,026
Long-term debt	1,465,149	1,968,740
All other liabilities	1,069,472	1,017,893

Total liabilities	2,862,962	3,466,272

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	2023	2024	2025
	(in millions of yen)
Interest and dividend income:
Loans, including fees	1,960,377	2,953,217	3,003,985
Investments:
Interest	78,953	192,116	359,710
Dividends	96,237	113,808	123,899
Trading account assets	426,117	714,884	822,358
Call loans and funds sold	13,877	32,963	21,187
Receivables under resale agreements and securities borrowing transactions	307,744	739,016	867,880
Deposits in other banks	505,486	1,020,997	967,958

Total interest and dividend income	3,388,791	5,767,000	6,166,977

Interest expense:
Deposits	1,061,014	2,176,777	2,218,010
Trading account liabilities	101,311	174,883	225,020
Call money and funds purchased	17,308	22,167	16,620
Payables under repurchase agreements and securities lending transactions	671,006	1,716,331	1,908,525
Other short-term borrowings	59,314	95,704	148,805
Long-term debt	270,111	376,214	389,997

Total interest expense	2,180,064	4,562,076	4,906,978

Net interest income	1,208,727	1,204,924	1,259,999
Provision (credit) for credit losses (Notes 3 and 5)	93,753	47,135	96,943

Net interest income after provision (credit) for credit losses.	1,114,974	1,157,788	1,163,055

Noninterest income (Note 24):
Fee and commission income	984,345	1,117,826	1,206,839
Foreign exchange gains (losses)—net (Note 25)	189,526	(19,390)	(185,963)
Trading account gains (losses)—net (Note 25)	(603,910)	390,260	803,383
Investment gains (losses)—net:
Debt securities	5,167	(6,446)	(4,538)
Equity securities	135,601	1,010,288	(181,948)
Equity in earnings (losses) of equity method investees—net	(26,999)	19,791	28,233
Gains on disposal of premises and equipment	4,920	10,128	71,862
Other noninterest income	199,453	221,273	265,045

Total noninterest income	888,103	2,743,729	2,002,912

Noninterest expenses:
Salaries and employee benefits	694,027	803,966	883,410
General and administrative expenses	692,879	751,187	826,907
Occupancy expenses	164,603	168,473	185,576
Fee and commission expenses	202,347	239,246	254,079
Provision (credit) for credit losses on off-balance-sheet instruments	6,581	9,585	27,080
Other noninterest expenses	173,470	305,950	229,629

Total noninterest expenses	1,933,907	2,278,406	2,406,680

Income before income tax expense	69,170	1,623,112	759,288
Income tax expense (Note 19)	35,142	425,120	199,532

Net income	34,028	1,197,992	559,756
Less: Net income (loss) attributable to noncontrolling interests	48,037	285,519	(33,637)

Net income (loss) attributable to MHFG shareholders	(14,009)	912,473	593,393

Earnings per common share (Note 18):		(in yen)
Basic net income (loss) per common share	(5.52)	359.70	234.55

Diluted net income (loss) per common share	(5.52)	359.65	234.52

Dividends per common share:
Common stock	85.00	105.00	140.00

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	2023	2024	2025
	(in millions of yen)
Net income (Note)	34,028	1,197,992	559,756
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	(7,828)	33,384	(38,050)
Foreign currency translation adjustments, net of tax	135,849	240,944	50,359
Defined benefit plan adjustments, net of tax	68,223	75,987	(77,149)
Own credit risk adjustments, net of tax	13,443	(14,152)	13,249

Total other comprehensive income (loss), net of tax	209,687	336,163	(51,591)

Total comprehensive income	243,715	1,534,155	508,165
Less: Total comprehensive income (loss) attributable to noncontrolling interests	48,442	286,498	(32,429)

Total comprehensive income attributable to MHFG shareholders	195,273	1,247,657	540,594

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	2023	2024	2025
	(in millions of yen)
Common stock:
Balance at beginning of fiscal year	5,816,834	5,832,729	5,833,660
Performance-based stock compensation program	(256)	585	10
Change in ownership interests in consolidated subsidiaries	16,271	463	—
Cancellation of common stock	—	—	(34,670)
Other	(120)	(117)	3

Balance at end of fiscal year	5,832,729	5,833,660	5,799,003

Retained earnings:
Balance at beginning of fiscal year	2,665,608	2,442,153	3,120,236
Net income (loss) attributable to MHFG shareholders	(14,009)	912,473	593,393
Dividends declared	(209,432)	(234,802)	(304,603)
Cancellation of common stock	—	—	(65,330)
Other	(14)	412	—

Balance at end of fiscal year	2,442,153	3,120,236	3,343,695

Accumulated other comprehensive income (loss), net of tax (Note 16) (Note) :
Balance at beginning of fiscal year	440,112	649,395	984,578
Change during year	209,283	335,184	(52,799)

Balance at end of fiscal year	649,395	984,578	931,779

Treasury stock, at cost:
Balance at beginning of fiscal year	(8,342)	(8,786)	(9,403)
Purchases of treasury stock	(2,315)	(3,384)	(102,921)
Disposal of treasury stock	1,871	2,767	2,862
Cancellation of treasury stock	—	—	100,000

Balance at end of fiscal year	(8,786)	(9,403)	(9,462)

Total MHFG shareholders’ equity	8,915,491	9,929,071	10,065,015

Noncontrolling interests:
Balance at beginning of fiscal year	528,019	809,643	502,116
Transactions between the MHFG Group and the noncontrolling interest shareholders	254,914	(575,476)	24,445
Dividends paid to noncontrolling interests	(21,732)	(18,549)	(9,223)
Net income (loss) attributable to noncontrolling interests	48,037	285,519	(33,637)
Other	405	979	1,208

Balance at end of fiscal year	809,643	502,116	484,909

Total equity	9,725,134	10,431,187	10,549,924

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	2023	2024	2025

	(in millions of yen)
Cash flows from operating activities:
Net income	34,028	1,197,992	559,756
Less: Net income (loss) attributable to noncontrolling interests	48,037	285,519	(33,637)

Net income (loss) attributable to MHFG shareholders	(14,009)	912,473	593,393
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	238,997	222,714	238,631
Provision (credit) for credit losses	93,753	47,135	96,943
Investment losses (gains)—net	(140,768)	(1,003,842)	186,486
Equity in losses (earnings) of equity method investees—net	26,999	(19,791)	(28,233)
Foreign exchange losses (gains)—net	439,767	737,268	(35,254)
Deferred income tax expense (benefit)	(143,842)	165,355	(104,358)
Net change in trading account assets	(4,031,782)	(5,783,698)	(1,946,305)
Net change in trading account liabilities	4,235,704	270,707	595,934
Net change in loans held for sale	(72,356)	125,402	(287,927)
Net change in accrued income	(179,772)	(148,029)	17,830
Net change in accrued expenses	259,428	138,098	(29,661)
Other—net	294,794	875,705	761,563

Net cash provided by (used in) operating activities	1,006,913	(3,460,502)	59,044

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	35,864,487	28,361,232	29,403,773
Proceeds from sales of Equity securities (Note)	930,586	2,834,790	2,872,217
Proceeds from maturities of Available-for-sale securities	39,537,476	39,223,805	17,213,606
Proceeds from maturities of Held-to-maturity securities	227,711	450,249	712,029
Purchases of Available-for-sale securities	(68,223,956)	(60,811,386)	(43,329,158)
Purchases of Held-to-maturity securities	(677,508)	(2,154,616)	(943,708)
Purchases of Equity securities (Note)	(914,215)	(3,406,497)	(2,354,450)
Proceeds from sales of loans	492,933	681,116	1,114,090
Net change in loans	(2,615,468)	(909,874)	(2,208,464)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	1,790,227	(7,739,449)	(6,803,413)
Proceeds from sales of premises and equipment	9,813	13,594	94,134
Purchases of premises and equipment	(185,583)	(256,475)	(338,013)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	2,872	89,522	37,044
Purchases of investments in subsidiaries (affecting the scope of consolidation)	(48,887)	(55,469)	—

Net cash provided by (used in) investing activities	6,190,488	(3,679,457)	(4,530,312)

Cash flows from financing activities:
Net change in deposits	5,834,904	2,466,532	1,846,792
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	4,444,768	9,633,825	1,693,993
Net change in due to trust accounts	359,135	(503,770)	57,784
Net change in other short-term borrowings	(4,338,379)	14,167	1,934,023
Proceeds from issuance of long-term debt	4,701,954	3,061,735	3,144,808
Repayment of long-term debt	(2,985,756)	(2,956,548)	(4,336,484)
Proceeds from noncontrolling interests	36,924	62,780	33,292
Payments to noncontrolling interests	(58,811)	(67,169)	(5,084)
Proceeds from sales of treasury stock	1,615	2,768	2,865
Purchases of treasury stock	(2,314)	(3,384)	(102,921)
Dividends paid	(209,457)	(234,787)	(304,426)
Dividends paid to noncontrolling interests	(21,732)	(18,549)	(9,223)

Net cash provided by financing activities	7,762,851	11,457,601	3,955,420

Effect of exchange rate changes on cash and cash equivalents	857,754	1,803,107	(161,217)

Net increase (decrease) in cash and cash equivalents	15,818,006	6,120,748	(677,064)
Cash and cash equivalents at beginning of fiscal year	52,174,289	67,992,295	74,113,043

Cash and cash equivalents at end of fiscal year	67,992,295	74,113,043	73,435,979

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	2023	2024	2025

	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	2,030,281	4,758,832	5,044,971
Income taxes paid	133,370	287,693	124,107
Noncash investing activities:
Transfer of loans into loans held for sale	2,089	2,227	31,866

Note:	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
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
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of loans held-for-sale,
valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain other short-term borrowings and long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of geopolitical and macroeconomic uncertainty including uncertainty relating to the consequences of trade policies, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.

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
Financial instruments—current expected credit losses (“CECL”)
CECL established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected life and consider expected future changes in macroeconomic conditions. ASC 326 reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASC 326 also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reversed through interest income was not significant for the fiscal years ended March 31, 2024 and 2025.
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
The MHFG Group maintains an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in the Group’s loan portfolio. Management evaluates the appropriateness of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features. The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, the timing and amount of future cash flows, and the development of qualitative adjustments.
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for the Group’s business plan. If the scenarios are not reflective of management’s expectations, adjustments may be made to the scenarios. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated semi-annually in principle and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2024 and 2025, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, calculated using the discounted cash flow (DCF) method, which considers the restructuring effect and subsequent payment default with respect to modified loans to borrowers experiencing financial difficulty, discounted at the loan’s post-modification contractual effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as trade policies and their ripple effect on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of the evolving tariff policies on the automotive supply chain, the interest rate hike on domestic obligors, and other factors contributing to economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions including the forecasted business outlook for specific portfolio segments, and the current forecast for the growth rate of gross domestic product.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
No.2023-07,
“Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures” (“ASU
No.2023-07”).
The amendments in this update improve the annual and interim reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The MHFG Group adopted ASU
No.2023-07
on a retrospective basis for its fiscal year ending March 31, 2025 and for the interim periods beginning April 1, 2025. See Note 30 “Business segment information” for further details.
Accounting pronouncements issued but not yet effective as of March 31, 2025
In December 2023, the FASB issued ASU
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
In November 2024, the FASB issued ASU
No.2024-03,
“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (“ASU
No.2024-03”).
This ASU improves the disclosures of expenses by requiring public business entities to provide further disaggregation of relevant expense captions (i.e., employee compensation, depreciation, intangible asset amortization) in a separate note to the financial statements, a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and the total amount of selling expenses and, in an annual reporting period, an entity’s definition of selling expenses. The transition method is prospective with the retrospective method permitted, and the ASU will be effective for the MHFG Group for its fiscal year ending March 31, 2028 and for interim periods beginning April 1, 2028. The Group is currently evaluating the potential impact that the adoption of ASU
No.2024-03
will have on disclosures in its consolidated financial statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2024 and 2025 are as follows:

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

	(in millions of yen)
2025
Available-for-sale securities:
Debt securities:
Japanese government bonds	8,378,639	123	16,329	8,362,432
Japanese local government bonds	571,110	5	23,376	547,739
U.S. Treasury bonds and federal agency securities	127,719	34	123	127,630
Other foreign government bonds	2,586,790	6,078	1,704	2,591,164
Agency mortgage-backed securities (1)	340,583	10	25,034	315,558
Residential mortgage-backed securities	21,802	1	897	20,907
Commercial mortgage-backed securities	850,518	4,693	1,424	853,787
Japanese corporate bonds and other debt securities	1,436,823	13,220	11,952	1,438,091
Foreign corporate bonds and other debt securities (2)	800,601	2,079	1,371	801,309

Total	15,114,585	26,243	82,211	15,058,617

Held-to-maturity securities:
Debt securities:
Japanese government bonds	419,480	—	19,601	399,879
Agency mortgage-backed securities (3)	3,766,283	23,982	162,763	3,627,502

Total	4,185,763	23,982	182,364	4,027,381

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥476,947 million and ¥26 million, respectively, at March 31, 2024, and ¥315,536 million and ¥22 million, respectively, at March 31, 2025. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥209,956 million at March 31, 2024, and ¥221,706 million at March 31, 2025.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.
(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities were ¥nil at both March 31, 2024 and 2025.
(5)	Accrued interest receivables of ¥15,708 million at March 31, 2024, and ¥20,845 million at March 31, 2025 are excluded from amortized cost and included in Accrued income.
Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2025 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	6,142,515	1,851,276	384,847	—	8,378,639
Japanese local government bonds	61,871	250,759	250,871	7,610	571,110
U.S. Treasury bonds and federal agency securities	22,365	105,354	—	—	127,719
Other foreign government bonds	1,879,007	705,075	1,356	1,352	2,586,790
Agency mortgage-backed securities	—	—	707	339,876	340,583
Residential mortgage-backed securities	—	—	—	21,802	21,802
Commercial mortgage-backed securities	3,802	560,496	286,220	—	850,518
Japanese corporate bonds and other debt securities	337,529	607,751	162,710	328,833	1,436,823
Foreign corporate bonds and other debt securities	495,231	266,914	18,593	19,862	800,601

Total	8,942,319	4,347,625	1,105,305	719,336	15,114,585

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	209,902	209,578	—	419,480
Agency mortgage-backed securities	—	—	—	3,766,283	3,766,283

Total	—	209,902	209,578	3,766,283	4,185,763

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	6,141,284	1,842,215	378,933	—	8,362,432
Japanese local government bonds	61,657	243,784	235,595	6,703	547,739
U.S. Treasury bonds and federal agency securities	22,241	105,389	—	—	127,630
Other foreign government bonds	1,880,226	708,230	1,356	1,352	2,591,164
Agency mortgage-backed securities	—	—	694	314,864	315,558
Residential mortgage-backed securities	—	—	—	20,907	20,907
Commercial mortgage-backed securities	3,795	560,946	289,046	—	853,787
Japanese corporate bonds and other debt securities	336,424	602,494	160,025	339,148	1,438,091
Foreign corporate bonds and other debt securities	495,511	267,373	18,624	19,801	801,309

Total	8,941,138	4,330,430	1,084,274	702,775	15,058,617

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	204,366	195,513	—	399,879
Agency mortgage-backed securities	—	—	—	3,627,502	3,627,502

Total	—	204,366	195,513	3,627,502	4,027,381

Credit losses
The MHFG Group did not recognize allowance for credit losses on available-for-sale
securities on March 31, 2023, 2024 and 2025. The Group did not recognize allowance for credit losses on held-to-maturity
securities on March 31, 2023, 2024 and 2025 because
held-to-maturity
securities consist of Japanese government bonds and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details of the methodology used to determine the allowance for credit losses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2024 and 2025:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2024
Available-for-sale securities:
Debt securities:
Japanese government bonds	9,019,722	2,448	675,435	508	9,695,157	2,956
Japanese local government bonds	108,071	369	456,471	7,205	564,542	7,574
U.S. Treasury bonds and federal agency securities	113,185	252	—	—	113,185	252
Other foreign government bonds	865,375	1,196	107,238	559	972,613	1,755
Agency mortgage-backed securities (Note)	130,779	1,125	307,777	17,100	438,556	18,225
Residential mortgage-backed securities	645	—	25,220	766	25,865	767
Commercial mortgage-backed securities.	18,594	214	138,724	576	157,318	789
Japanese corporate bonds and other debt securities	314,933	893	1,217,858	5,016	1,532,791	5,909
Foreign corporate bonds and other debt securities	203,248	166	24,902	48	228,150	214

Total	10,774,551	6,663	2,953,626	31,779	13,728,177	38,442

2025
Available-for-sale securities:
Debt securities:
Japanese government bonds	7,660,587	16,325	1,725	5	7,662,312	16,329
Japanese local government bonds	54,117	1,975	493,411	21,402	547,528	23,376
U.S. Treasury bonds and federal agency securities	22,241	123	—	—	22,241	123
Other foreign government bonds	757,135	446	138,034	1,258	895,169	1,704
Agency mortgage-backed securities (Note)	63,435	2,971	245,191	22,064	308,626	25,034
Residential mortgage-backed securities	1,952	9	17,188	888	19,140	897
Commercial mortgage-backed securities.	71,383	534	113,411	890	184,795	1,424
Japanese corporate bonds and other debt securities	127,307	1,972	1,058,758	9,980	1,186,066	11,952
Foreign corporate bonds and other debt securities	142,540	256	42,959	1,115	185,499	1,371

Total	8,900,698	24,609	2,110,679	57,602	11,011,377	82,211

Note:
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥438,556 million at March 31, 2024, and ¥308,626 million at March 31, 2025. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

Available-for-sale
securities are considered impaired if the fair value is less than the amortized cost. The MHFG Group recognizes impairment losses in earnings if the Group has the intent to sell the debt security, or if it is more likely than not that the Group will be required to sell the debt security before recovery of its amortized cost. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases are expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses are recognized in income, the Group determined that their entire amortized cost bases are expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses are recognized in income, the Group determined that the debt securities in an unrealized loss position were not considered credit losses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the fiscal years ended March 31, 2023, 2024 and 2025. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2023, 2024 and 2025” for the proceeds from sales of investments.

	2023	2024	2025

	(in millions of yen)
Gross realized gains	22,962	34,287	14,153
Gross realized losses	(23,593)	(51,384)	(29,821)

Net realized gains (losses) on sales of available-for-sale securities	(631)	(17,097)	(15,668)

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
non-marketable
stock including preferred stock issued by equity method investees.
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025

	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	135,601	1,010,288	(181,948)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	29,561	235,564	72,627

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	106,040	774,724	(254,575)

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2023, 2024 and 2025:

	2023	2024	2025

	(in millions of yen)
Carrying amounts at the end of the period	207,743	357,938	601,621
Downward adjustments and impairments	5,345	11,002	23,886
Upward adjustments	13,015	13,764	13,880

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	2023	2024	2025

	(in millions of yen)
Downward adjustments and impairments	1,291	7,296	14,328
Upward adjustments	1,459	825	826
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
Other investments
The following table summarizes the composition of Other investments at March 31, 2024 and 2025:

	2024	2025
	(in millions of yen)
Equity method investments	799,527	907,413
Investments held by consolidated investment companies and other	84,969	93,176

Total	884,496	1,000,589

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥316,205 million and ¥340,574 million, at March 31, 2024 and 2025, respectively. The aggregate market values of these marketable equity securities were ¥642,663 million and ¥452,117 million, respectively. The majority of aggregate market values of these marketable equity securities as of March 31, 2025 include Orient Corporation, Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the Group’s proportionate shares of the total outstanding common stock were 48.95%, 15.00% and 23.54%, respectively. In addition, equity method investments as of March 31, 2025 include non-marketable
equity securities such as Rakuten Securities, Inc., Custody Bank of Japan, Ltd., Kisetsu Saison Finance (India) Private Ltd. and Japan Investor Solutions & Technologies Co., Ltd. of which the MHFG Group’s proportionate shares of the total outstanding common stock were 49.00%, 27.00%, 16.22% and 39.04%, respectively.
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
interest
receivables included in Accrued income was ¥260 billion and ¥239 billion at March 31, 2024 and 2025, respectively.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2024 and 2025:

	Term loans by origination year
	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans (2)	Total

	(in billions of yen)
2024

Domestic:
Corporate:
Large companies:
Normal obligors	13,870	5,879	4,505	4,328	2,832	4,979	7,847	44,241
Watch obligors excluding special attention obligors	186	42	37	43	184	49	172	713
Nonaccrual loans	157	65	26	61	134	167	356	967
Small and medium-sized companies:
Normal obligors	430	251	195	150	151	533	494	2,204
Watch obligors excluding special attention obligors	35	15	10	12	15	30	19	135
Nonaccrual loans	8	7	7	8	8	33	26	97
Retail (1) :
Housing Loan:
Normal obligors	350	391	431	342	360	5,224	—	7,098
Watch obligors excluding special attention obligors	—	—	—	—	—	36	—	37
Nonaccrual loans	—	—	—	—	1	33	—	35
Others:
Normal obligors	211	71	54	100	48	337	470	1,291
Watch obligors excluding special attention obligors	23	6	5	10	3	7	8	62
Nonaccrual loans	5	2	3	6	2	22	9	49
Sovereign:
Normal obligors	1,858	47	48	92	66	321	3	2,436
Watch obligors excluding special attention obligors	8	2	1	—	—	—	—	12
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	120	103	262	2	107	110	527	1,231
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	17,261	6,882	5,585	5,155	3,911	11,883	9,932	60,608

Foreign:
Corporate (3) :
Normal obligors	14,106	5,488	2,589	1,028	1,128	1,028	7,706	33,073
Watch obligors excluding special attention obligors	243	83	35	161	22	57	105	705
Nonaccrual loans	60	27	2	5	2	19	13	127
Retail:
Normal obligors	2	1	1	1	1	3	—	10
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	319	215	117	2	4	—	29	686
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	1,674	874	193	21	2	7	448	3,219
Watch obligors excluding special attention obligors	—	6	4	—	6	—	—	16
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	16,403	6,694	2,941	1,219	1,164	1,114	8,302	37,837

Total	33,665	13,575	8,525	6,374	5,075	12,997	18,233	98,445

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Term loans by origination year
	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans (2)	Total

	(in billions of yen)
2025

Domestic:
Corporate:
Large companies:
Normal obligors	14,418	5,880	4,464	3,358	3,391	5,256	7,775	44,542
Watch obligors excluding special attention obligors	153	47	29	76	21	49	162	537
Nonaccrual loans	97	49	27	31	46	239	309	800
Small and medium-sized companies:
Normal obligors	489	313	236	164	146	621	536	2,506
Watch obligors excluding special attention obligors	41	18	12	9	7	37	24	148
Nonaccrual loans	8	5	6	5	10	34	24	92
Retail (1) :
Housing Loan:
Normal obligors	342	289	370	405	320	5,026	—	6,753
Watch obligors excluding special attention obligors	—	—	—	—	1	37	—	39
Nonaccrual loans	—	—	—	—	1	29	—	30
Others:
Normal obligors	149	105	54	38	77	306	449	1,179
Watch obligors excluding special attention obligors	15	10	5	3	8	6	7	53
Nonaccrual loans	4	3	1	2	5	19	8	43
Sovereign:
Normal obligors	3,212	55	47	44	86	239	4	3,687
Watch obligors excluding special attention obligors	2	2	1	—	—	—	—	5
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	160	81	71	252	1	80	221	867
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	19,091	6,857	5,322	4,390	4,122	11,979	9,521	61,282

Foreign:
Corporate (3) :
Normal obligors	13,891	4,670	3,086	1,254	580	1,268	8,360	33,108
Watch obligors excluding special attention obligors	220	96	95	36	113	76	95	730
Nonaccrual loans	17	25	19	1	4	19	10	96
Retail:
Normal obligors	2	1	1	1	1	4	—	10
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	318	220	194	7	2	3	35	778
Watch obligors excluding special attention obligors	—	3	—	—	—	—	—	3
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	1,333	631	485	112	27	193	454	3,235
Watch obligors excluding special attention obligors	—	—	4	—	—	11	—	16
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	15,781	5,645	3,883	1,411	728	1,574	8,954	37,975

Total	34,872	12,502	9,205	5,801	4,850	13,553	18,475	99,257

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

(2)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2024 and 2025.
(3)	Corporate of foreign included ¥176 billion and ¥166 billion of lease receivables that were receivables arising from direct financing leasing at March 31, 2024 and 2025, respectively.
The table below presents gross charge-offs recognized for the fiscal year ended March 31, 2024 and 2025:

	March 31, 2024
	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Total

	(in billions of yen)
Domestic:
Corporate:
Large companies	5	13	3	—	2	1	2	27
Small and medium-sized companies	1	2	—	—	—	—	2	5
Retail:
Housing Loan	—	—	—	—	—	2	—	2
Others	1	1	—	—	—	1	—	3

Total domestic	6	16	3	—	2	4	4	37

Foreign:
Total foreign (Note)	—	1	1	2	—	6	—	10

Total	7	18	3	2	2	10	4	46

	March 31, 2025
	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Total

	(in billions of yen)
Domestic:
Corporate:
Large companies	7	3	—	—	—	—	2	13
Small and medium-sized companies	2	2	—	—	—	—	1	6
Retail:
Housing Loan	—	—	—	—	—	1	—	1
Others	—	2	—	—	—	2	—	4

Total domestic	10	7	—	—	—	4	4	24

Foreign:
Total foreign (Note)	—	11	6	—	4	2	—	24

Total	10	18	6	—	4	5	4	48

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
Unearned income and deferred loan fees was ¥268 billion and ¥284 billion at March 31, 2024 and 2025, respectively.
The Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of March 31, 2025, collateral relating to these loans was primarily comprised of real estate. There were no significant changes in the extent to which collateral secures these loans during this fiscal year and no significant concentration of collateral against any portfolio segment.
Nonaccrual loans
The MHFG Group considers loans to be nonaccrual when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The table below presents nonaccrual loans information at March 31, 2024 and 2025, and interest income recognized on nonaccrual loans for the fiscal years ended March 31, 2024 and 2025:

	Amortized cost (1)			Interest income recognized (2)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans

	(in billions of yen)
2024

Domestic:
Corporate:
Large companies	950	17	967	13
Small and medium-sized companies	86	12	97	1
Retail:
Housing Loan	20	15	35	1
Others	31	18	49	1

Total domestic	1,088	61	1,149	16

Foreign:
Total foreign (3)	124	3	127	4

Total	1,212	64	1,276	20

2025

Domestic:
Corporate:
Large companies	788	12	800	12
Small and medium-sized companies	79	13	92	1
Retail:
Housing Loan	18	12	30	1
Others	26	17	43	1

Total domestic	911	54	965	15

Foreign:
Total foreign (3)	92	4	96	5

Total	1,003	58	1,062	20

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is consistent with the Group’s definition of nonaccrual loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.
The remaining balance of nonaccrual loans that has been partially charged off, was ¥8,168 million and ¥6,150 million as of March 31, 2024 and 2025, respectively.
Loan modifications to borrowers experiencing financial difficulty
The MHFG Group grants certain modifications of loans to borrowers experiencing financial difficulty. The following table presents loan modifications to borrowers experiencing financial difficulty by type of modification during the fiscal years ended March 31, 2024 and 2025:

	Term extension (2)	Interest rate reduction (2)	Term extension and interest rate reduction (2)	Principal forgiveness	Other	Total (3)(4)

	(in billions of yen)
2024
Domestic:
Corporate:
Large companies	227	—	4	—	6	237
Small and medium-sized companies	34	—	2	—	—	35
Retail:
Housing Loan	—	—	—	—	—	—
Others	4	—	—	—	—	5

Total domestic	265	—	6	—	6	278

Foreign:
Total foreign (1)	15	5	1	—	—	20

Total	280	5	6	—	6	298

	Term extension (2)	Interest rate reduction (2)	Term extension and interest rate reduction (2)	Principal forgiveness	Other	Total (3)(4)

	(in billions of yen)
2025
Domestic:
Corporate:
Large companies	408	—	—	—	3	412
Small and medium-sized companies	28	—	—	—	—	28
Retail:
Housing Loan	—	—	—	—	—	—
Others	5	—	—	—	—	5

Total domestic	441	—	—	—	3	445

Foreign:
Total foreign (1)	2	—	—	—	7	9

Total	443	—	—	—	10	454

Notes:
(1)	The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
The financial effects of loan modifications, which were largely in the form of term extensions and interest rate reductions, included extending the weighted-average life of the loans by 12.1 months and 11.0 months, and reducing the weighted-average contractual interest rate by 0.6% and 0.5% for the fiscal years ended March 31, 2024 and 2025, respectively.

(3)	Commitments to lend to borrowers experiencing financial difficulty that were granted modifications were immaterial at March 31, 2024 and 2025.
(4)
The allowance for credit losses on loans is based on macroeconomic-sensitive models that rely on historical performance and macroeconomic scenarios to forecast expected credit losses. Modifications of loans impact expected credit losses by affecting the likelihood of default.

The following table presents the delinquent status of modified loans to borrowers experiencing financial difficulty, including loans that were modified during the fiscal years ended March 31, 2024 and 2025:

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

	(in billions of yen)
2025
Domestic:
Corporate:
Large companies	—	—	3	4	408	412
Small and medium-sized companies	—	—	—	—	28	28
Retail:
Housing Loan	—	—	—	—	—	—
Others	—	—	—	—	5	5

Total domestic	—	—	3	4	441	445

Foreign:
Total foreign (Note)	—	—	7	7	2	9

Total	—	—	10	11	443	454

Note: The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The loans modified and subsequently defaulted during the fiscal years ended March 31, 2024 and 2025 were insignificant.
Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2024 and 2025:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in billions of yen)
2024
Domestic:
Corporate:
Large companies	1	—	35	37	45,884	45,921
Small and medium-sized companies	—	1	5	6	2,431	2,436
Retail:
Housing Loan	12	7	12	31	7,139	7,170
Others	5	1	10	16	1,387	1,403
Sovereign	—	—	—	—	2,447	2,447
Banks and other financial institutions	—	—	—	—	1,231	1,231

Total domestic	18	9	62	89	60,519	60,608

Foreign:
Total foreign (Note)	—	—	20	20	37,817	37,837

Total	18	9	82	109	98,335	98,445

2025
Domestic:
Corporate:
Large companies	1	—	38	39	45,840	45,879
Small and medium-sized companies	—	1	5	6	2,741	2,746
Retail:
Housing Loan	15	5	11	31	6,791	6,822
Others	4	1	9	15	1,260	1,275
Sovereign	—	—	—	—	3,693	3,693
Banks and other financial institutions	—	—	—	—	867	867

Total domestic	21	6	63	90	61,192	61,282

Foreign:
Total foreign (Note)	—	—	17	17	37,958	37,975

Total	21	6	80	108	99,150	99,257

Note: The majority of total foreign consist of corporate.
Net losses on sales of loans
Net losses on sales of loans were ¥13,436 million, ¥43,457 million and ¥6,604 million for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. These net losses include unrealized gains and losses on loans held for sale, representing the adjustments to the lower of cost or fair value at the end of each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the fiscal years ended March 31, 2023, 2024 and 2025 are shown below:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total

	(in millions of yen)
2023
Balance at beginning of fiscal year	601,506	73,414	62	438	134,397	809,817

Provision (credit) for credit losses on loans	51,551	(5,413)	(9)	432	44,287	90,848

Charge-offs (3)	(153,014)	(5,664)	—	—	(68,772)	(227,450)

Recoveries	5,858	1,204	—	—	3,414	10,476

Net charge-offs	(147,156)	(4,460)	—	—	(65,358)	(216,974)

Others (1)	—	—	—	—	17,268	17,268

Balance at end of fiscal year	505,901	63,541	53	870	130,594	700,959

2024
Balance at beginning of fiscal year	505,901	63,541	53	870	130,594	700,959

Provision (credit) for credit losses on loans	83,702	(4,208)	(9)	(597)	(26,061)	52,827

Charge-offs (3)	(31,936)	(4,882)	—	—	(9,505)	(46,323)

Recoveries	6,049	1,338	—	—	4,561	11,948

Net charge-offs	(25,887)	(3,544)	—	—	(4,945)	(34,376)

Others (1)	—	—	—	—	30,660	30,660

Balance at end of fiscal year	563,716	55,790	44	273	130,249	750,071

2025
Balance at beginning of fiscal year	563,716	55,790	44	273	130,249	750,071

Provision (credit) for credit losses on loans	84,198	(732)	7	105	12,320	95,897

Charge-offs	(18,854)	(5,546)	—	—	(23,645)	(48,044)

Recoveries	10,130	639	—	—	9,622	20,390

Net charge-offs	(8,724)	(4,907)	—	—	(14,023)	(27,654)

Others (1)	—	—	—	—	(1,940)	(1,940)

Balance at end of fiscal year	639,190	50,150	51	377	126,606	816,374

Notes:
(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total foreign consist of corporate.
(3)
Charge-offs decreased from ¥227,450 million for the fiscal year ended March 31, 2023 to
¥46,323
million for the fiscal year ended March 31, 2024. The decrease was due mainly to a charge-off related to a debt waiver to a domestic corporate borrower which was recognized in the fiscal year ended March 31, 2023.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment
Premises and equipment at March 31, 2024 and 2025 consist of the following:

	2024	2025

	(in millions of yen)
Land	577,026	570,626
Buildings	684,476	741,887
Equipment and furniture	393,379	392,780
Leasehold improvements	217,762	212,741
Construction in progress	47,787	62,010
Software	1,452,645	1,581,741

Total	3,373,076	3,561,785
Less: Accumulated depreciation and amortization	1,658,590	1,748,107

Premises and equipment—net	1,714,485	1,813,678

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2023, 2024 and 2025 was ¥231,291 million, ¥214,157 million and ¥229,606 million, respectively.
Depreciation and amortization expense related to software was reported in General and administrative expenses, and all other depreciation and amortization expense was reported in Occupancy expenses.
The amount of impairment losses on premises and equipment for the fiscal year ended March 31, 2023, 2024 and 2025 was not significant.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and intangible assets
Goodwill
The changes in Goodwill during the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025

	(in millions of yen)
Balance at beginning of fiscal year	92,695	92,928	164,458
Goodwill acquired (1)	233	66,980	—
Foreign exchange translation	—	4,550	(865)
Balance at end of fiscal year	92,928	164,458	163,593

Gross amount of goodwill (2)	163,209	235,563	233,960
Accumulated impairment losses	70,281	71,105	70,367

Notes:
(1)	For the fiscal year ended March 31, 2024, Goodwill acquired is entirely related to the acquisition of Greenhill & Co., Inc.
(2)	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 30 “Business segment information.”
Intangible assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets at March 31, 2024 and 2025:

	2024			2025
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	135,866	102,231	33,636	135,756	109,570	26,186
Other	7,696	3,641	4,055	7,498	5,131	2,366

Total	143,562	105,871	37,690	143,254	114,702	28,552

Intangible assets not subject to amortization:
Total	7,293	—	7,293	6,920	—	6,920

Total	150,855	105,871	44,984	150,173	114,702	35,472

Note:
Customer relationships were mainly acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2023, 2024 and 2025, the MHFG Group recognized ¥7,706 million, ¥8,557 million and ¥9,025 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2026	7,221
2027	6,504
2028	3,534
2029	3,082
2030	2,681
8. Pledged assets and collateral
The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2024 and 2025:

	2024	2025

	(in billions of yen)
Interest-bearing deposits in other banks	94	53
Trading account assets	12,331	13,688
Investments	15,081	10,522
Loans	8,699	10,056
Other assets	2,699	2,047

Total	38,904	36,366

The associated liabilities collateralized by the above assets at March 31, 2024 and 2025 are summarized below:

	2024	2025

	(in billions of yen)
Deposits	217	844
Payables under repurchase agreements	17,553	18,087
Payables under securities lending transactions	689	403
Other short-term borrowings	1,803	2,271
Long-term debt	2,490	576

Total	22,752	22,180

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. These amounts are deemed to be restricted cash. At March 31, 2024 and 2025, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥70,593 billion and ¥69,851 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,734 billion and ¥1,735 billion at March 31, 2024 and 2025, respectively.
At March 31, 2024 and 2025, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥25,466 billion and ¥32,462 billion, respectively, of which ¥22,812 billion and ¥26,789 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale o
r

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
9. Deposits
The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2025 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	21,871,888	2,758,776	24,630,664
Due after one year through two years	1,128,741	50,000	1,178,741
Due after two years through three years	993,916	—	993,916
Due after three years through four years	269,086	—	269,086
Due after four years through five years	355,503	—	355,503
Due after five years	359,325	—	359,325

Total	24,978,459	2,808,776	27,787,235

Foreign offices:
Due in one year or less	24,827,024	11,228,918	36,055,941
Due after one year through two years	48,272	168,308	216,580
Due after two years through three years	1,651	141,060	142,711
Due after three years through four years	261	51,722	51,983
Due after four years through five years	—	—	—
Due after five years	—	—	—

Total	24,877,208	11,590,008	36,467,216

Total	49,855,666	14,398,785	64,254,451

The aggregate estimated amounts of time deposits and certificates of deposit that meet or exceed insurance limit issued by domestic and foreign offices at March 31, 2024 and 2025 are shown in the following table:

	2024	2025

	(in billions of yen)
Domestic offices:
Time deposits	17,031	18,272
Certificates of deposit	2,461	2,809

Total	19,492	21,081

Foreign offices:
Time deposits	24,416	24,877
Certificates of deposit	9,129	11,590

Total	33,545	36,467

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2024 and 2025 was ¥516 billion and ¥539 billion, respectively.

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
Details of Other short-term borrowings at March 31, 2024 and 2025 are as follows:

	2024	2025

	(in millions of yen)
Short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1)	89,736	157,118
Commercial paper and short-term notes issued by MHFG’s subsidiaries (1) (2)	1,641,988	2,705,133
Borrowings from the Bank of Japan	1,588,529	2,270,980
Other	324,659	404,119

Total	3,644,912	5,537,351

Notes:
(1)	Short-term notes are issued under the laws of Japan in the form of commercial paper.
(2)
The amounts of commercial paper and short-term notes issued by MHFG’s subsidiaries were ¥1,165,988 million and ¥476,000 million, respectively, at March 31, 2024, and ¥2,138,133 million and ¥567,000 million, respectively, at March 31, 2025.

Long-term debt
Long-term debt with original maturities of more than one year at March 31, 2024 and 2025 is comprised of the following:

	2024	2025

	(in millions of yen)
Obligations under finance leases	21,185	30,858
Loan participation borrowings	258,201	272,164
Senior borrowings and bonds	12,556,710	11,072,660
Subordinated borrowings and bonds	3,441,235	3,538,438

Total	16,277,331	14,914,120

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2024	2025

	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-6.20	Apr.2025 - Feb.2055	3,313,535	1,519,315
fixed rate denominated in U.S. dollars	0.00-6.45	Apr.2025 - Mar.2048	4,333,084	4,382,480
fixed rate denominated in other currencies	0.00-6.03	Apr.2025 - May.2041	2,361,302	2,347,671
floating rate denominated in Japanese yen	0.00-26.50	Apr.2025 - Sep.2081	509,799	591,004
floating rate denominated in U.S. dollars	0.00-21.90	Apr.2025 - Apr.2068	1,993,666	2,175,327
floating rate denominated in other currencies	0.00-15.00	Aug.2025 - Sep.2041	45,325	56,863

Total			12,556,710	11,072,660

Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.41-4.26	Jun.2025 -Perpetual	3,176,285	3,276,760
fixed rate denominated in U.S. dollars	2.56-4.35	Oct.2025 - Sep.2031	264,950	261,678

Total			3,441,235	3,538,438

Total			15,997,945	14,611,098

Notes:
(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2025.
(2)	Maturity information disclosed is the range of maturities at March 31, 2025.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.
The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2025:

(in millions of yen)
Fiscal year ending March 31:
2026	642,574
2027	2,462,856
2028	1,483,582
2029	983,387
2030	1,274,190
2031 and thereafter	8,067,531

Total	14,914,120

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2024 and 2025:

	2024	2025

	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	2,278,334	2,730,316
Other	571,349	566,583
Collateral pledged:
Collateral pledged for derivative transactions	1,406,369	1,666,564
Margins provided for futures contracts	264,473	228,386
Other	1,014,478	117,279
Prepaid pension cost	763,254	682,222
Right-of-use assets	522,936	474,361
Security deposits	83,204	76,648
Loans held for sale	103,592	391,519
Other (1)(2)	1,272,162	1,300,551

Total	8,280,151	8,234,429

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	1,049,094	1,260,130
Other	639,106	611,344
Guaranteed trust principal (3)	785,292	703,851
Lease liabilities	548,699	502,997
Collateral accepted:
Collateral accepted for derivative transactions	1,382,985	1,380,243
Margins accepted for futures contracts	25,405	29,725
Unearned income	101,150	93,491
Other (2)	1,737,267	2,026,574

Total	6,268,999	6,608,355

Notes:
(1)	The MHFG Group included premises and equipment classified as held for sale in Other.
(2)
As of March 31, 2025, the MHFG Group included assets of ¥68,966 million and liabilities of ¥131,210 million, which are mainly financial assets and financial liabilities, relating to a transferred business and classified as held for sale in Other.

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Preferred stock
The composition of preferred stock at March 31, 2023, 2024 and 2025 is as follows:

	2023		2024		2025
Class of stock	Authorized	Issued	Authorized	Issued	Authorized	Issued

	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—	150,000,000	—
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
There was no change in balance of the preferred stock in the fiscal years ended March 31, 2023, 2024 and 2025.
14. Common stock
The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025

	(shares)
Balance at beginning of fiscal year	2,539,249,894	2,539,249,894	2,539,249,894
Cancellation of common stock	—	—	25,492,100

Balance at end of fiscal year	2,539,249,894	2,539,249,894	2,513,757,794

MHFG resolved at the meeting of Board of Directors held on November 14, 2024 to repurchase up to the lesser of 50,000,000 shares of our common stock and ¥100 billion by market purchases from November 15, 2024 to February 28, 2025. Under this share repurchase program, MHFG repurchased 25,492,100 shares of MHFG’s common stock for ¥99,999,825,700 from November 2024 to February 2025. MHFG cancelled 25,492,100 shares of treasury stock on March 21, 2025.
15. Dividends
The amount available for dividends under Japan’s Companies Act is based on the amount recorded in MHFG’s non-consolidated
general books of account, maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and adjusted by post period-end
changes. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2025, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,768 million, ¥1,196,660 million and ¥2,661,153 million, respectively, under Japanese GAAP.
Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth
of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter
of its capital stock. MHFG’s legal reserve at March 31, 2025 was ¥1,201,010 million, of which ¥1,196,660 million was included in capital surplus and ¥4,350 million in retained earnings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends at March 31, 2025, was

¥2,649,581 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Act and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements. See Note 17 “Regulatory matters” for further discussion of regulatory capital requirements.
Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock, if any are outstanding.
16. Accumulated other comprehensive income (loss), net of tax
Changes in each component of AOCI for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
	(in millions of yen)
AOCI, balance at beginning of fiscal year	440,112	649,395	984,578

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year	(25,046)	(31,084)	2,061
Unrealized holding gains (losses) during year	(7,472)	20,972	(48,349)
Less: reclassification adjustments for losses (gains) included in net income	1,434	12,173	10,231

Change during year	(6,038)	33,145	(38,118)

Balance at end of fiscal year	(31,084)	2,061	(36,056)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	94,104	227,660	467,864
Foreign currency translation adjustments during year	133,556	258,887	52,255
Less: reclassification adjustments for losses (gains) included in net income	—	(18,682)	(3,038)

Change during year	133,556	240,204	49,217

Balance at end of fiscal year	227,660	467,864	517,081

Defined benefit plan adjustments:
Balance at beginning of fiscal year	355,355	423,677	499,663
Unrealized gains (losses) during year	86,326	97,847	(42,062)
Less: reclassification adjustments for losses (gains) included in net income	(18,004)	(21,861)	(35,086)

Change during year	68,322	75,986	(77,148)

Balance at end of fiscal year	423,677	499,663	422,515

Own credit risk adjustments:
Balance at beginning of fiscal year	15,699	29,142	14,990
Unrealized gains (losses) during year	12,688	(15,403)	12,850
Less: reclassification adjustments for losses (gains) included in net income	755	1,251	399

Change during year	13,443	(14,152)	13,249

Balance at end of fiscal year	29,142	14,990	28,239
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	209,283	335,184	(52,799)

AOCI, balance at end of fiscal year	649,395	984,578	931,779

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2025:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	(15,817)	5,586	(10,231)	—	(10,231)	Investment gains (losses)—net
Foreign currency translation adjustments	3,041	—	3,041	(3)	3,038	Foreign exchange gains (losses)—net Other noninterest income
Defined benefit plan adjustments	49,385	(14,301)	35,083	3	35,086	Salaries and employee benefits
Own credit risk adjustments	(582)	183	(399)	—	(399)	Other noninterest income (expenses)

Total	36,027	(8,533)	27,494	—	27,494

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows:

	March 2024	March 2025	March 2026	March 2027
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%

Minimum total capital	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.09%	0.11%	0.11%	0.11%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	1.0%	1.0%	1.0%	1.0%
Minimum Leverage Ratio (3)	3.5%	3.7%	3.7%	3.7%

Notes:
(1)	Figures assume that the countercyclical capital buffer will continue to be 0.11% after March 202 5 .
(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis in future years.
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
Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2024 and 2025 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2024		2025
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,883	8.09	5,826	8.11
Actual	9,259	12.73	9,506	13.23
Tier 1 capital:
Required (1)	6,973	9.59	6,904	9.61
Actual	10,801	14.85	11,248	15.65
Total risk-based capital:
Required (1)	8,428	11.59	8,341	11.61
Actual	12,314	16.93	12,755	17.75
Leverage Ratio (2) :
Required (3)	8,028	3.50	8,715	3.70
Actual	10,801	4.70	11,248	4.77
MHBK:
Common Equity Tier 1 capital:
Required	2,968	4.50	2,964	4.50
Actual	7,431	11.26	7,529	11.42

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2024		2025
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Tier 1 capital:
Required	3,957	6.00	3,952	6.00
Actual	8,973	13.60	9,267	14.06
Total risk-based capital:
Required	5,276	8.00	5,270	8.00
Actual	10,400	15.76	10,718	16.27
Leverage Ratio (2) :
Required	6,382	3.00	6,837	3.15
Actual	8,973	4.21	9,267	4.26
MHTB:
Common Equity Tier 1 capital:
Required	74	4.50	70	4.50
Actual	476	28.98	493	31.60
Tier 1 capital:
Required	98	6.00	93	6.00
Actual	476	28.98	493	31.60
Total risk-based capital:
Required	131	8.00	125	8.00
Actual	476	28.99	493	31.60
Leverage Ratio (2) :
Required	123	3.00	115	3.15
Actual	476	11.62	493	13.49
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,716	4.50	2,737	4.50
Actual	6,273	10.39	6,116	10.05
Tier 1 capital:
Required	3,621	6.00	3,649	6.00
Actual	7,805	12.93	7,843	12.89
Total risk-based capital:
Required	4,828	8.00	4,866	8.00
Actual	9,185	15.21	9,258	15.22
Leverage Ratio (2) :
Required	5,867	3.00	6,240	3.15
Actual	7,805	3.99	7,843	3.95
MHTB:
Common Equity Tier 1 capital:
Required	70	4.50	66	4.50
Actual	446	28.60	454	30.86
Tier 1 capital:
Required	93	6.00	88	6.00
Actual	446	28.60	454	30.86

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2024		2025
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Total risk-based capital:
Required	124	8.00	117	8.00
Actual	446	28.60	454	30.86
Leverage Ratio (2) :
Required	118	3.00	110	3.15
Actual	446	11.31	454	12.98

Notes:
(1)
The required ratios disclosed above, at March 31, 2024 and 2025, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.09% and 0.11%, respectively, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2024 and 2025 exclude amounts of deposits to the Bank of Japan.
(3)
The required ratios disclosed above, at March 31, 2024 and 2025, include a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a
G-SIB
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
18. Earnings per common share
The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025

	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG common shareholders	(14,009)	912,473	593,393

Effect of dilutive securities	—	—	—

Net income (loss) attributable to common shareholders after assumed conversions	(14,009)	912,473	593,393

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2023	2024	2025

	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,536,596	2,536,775	2,529,903

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	—	325	379

Weighted average common shares after assumed conversions	2,536,596	2,537,100	2,530,282

	2023	2024	2025

	(in yen)
Earnings per common share:
Basic net income (loss) per common share	(5.52)	359.70	234.55

Diluted net income (loss) per common share (Note)	(5.52)	359.65	234.52

Note:
For the fiscal years ended March 31, 2023, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects. In addition, for the fiscal years ended March 31, 2023, the computation of diluted earnings per common share did not assume exercise of stock options, as the effect of such exercise would be antidilutive due to net loss.

19. Income taxes
Income tax expense
The following table presents the components of Income tax expense for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025

	(in millions of yen)
Current:
Domestic	22,015	36,237	92,815
Foreign	156,969	223,529	211,075

Total current tax expense	178,984	259,765	303,890

Deferred:
Domestic	(146,721)	170,106	(101,241)
Foreign	2,879	(4,750)	(3,116)

Total deferred tax expense (benefit)	(143,842)	165,355	(104,358)

Total income tax expense	35,142	425,120	199,532

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2023, 2024 and 2025. The detailed amounts recorded directly in Equity are as follows:

	2023	2024	2025

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(4,276)	8,273	(22,487)
Less: reclassification adjustments	305	5,151	5,586

Total	(3,971)	13,425	(16,901)

Foreign currency translation adjustments:
Unrealized gains (losses)	—	—	2,181
Less: reclassification adjustments	—	—	—
Total	—	—	2,181
Defined benefit plan adjustments:
Unrealized gains (losses)	37,661	42,415	(18,658)
Less: reclassification adjustments	(7,848)	(9,759)	(14,301)

Total	29,813	32,655	(32,960)

Own credit risk adjustments:
Unrealized gains (losses)	5,630	(6,590)	6,485
Less: reclassification adjustments	334	552	197

Total	5,964	(6,038)	6,682

Total tax effect before allocation to noncontrolling interests	31,806	40,043	(40,998)

Reconciliation of Income tax expense
The following table shows a reconciliation of Income tax expense at the effective statutory tax rate to the actual income tax expense for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025
Effective statutory tax rate	30.62%	30.62%	30.62%
Income not subject to tax	(14.23)	(0.58)	(1.22)
Expenses not deductible for tax purposes	1.63	0.08	0.18
Tax rate differentials of subsidiaries	(12.95)	(0.92)	(1.35)
Change in valuation allowance	(5.95)	(2.34)	(0.07)
Change in undistributed earnings of subsidiaries	8.32	0.52	1.43
Noncontrolling interest income (loss) of consolidated VIEs.	(15.48)	(5.35)	2.06
Effect of enacted change in tax rates	(0.05)	—	(0.36	) (1)
Foreign tax credit and payments	55.14	3.80	(1.80)
Income excluded from taxable income of enterprise tax	(14.96)	(1.04)	(2.14)
Controlled foreign company rules	2.68	0.06	0.03
Other	16.04	1.34	(1.10)

Effective income tax rate	50.81%	26.19%	26.28%

Note:
(1)
On
March 31, 2025, the National Diet of Japan approved a bill affecting the effective statutory tax rates of MHFG and its domestic subsidiaries. As a result, the effective statutory tax rate will be increased to
31.52%
from the previous rate of
30.62%
beginning on or after the fiscal year ending March 31, 2027. The increase

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the Group’s balance of net deferred tax assets, reflecting such tax rate increases, was recognized as a reduction to Income tax expense in the fiscal year ended March 31, 2025.
Deferred tax assets and liabilities
The components of net deferred tax assets at March 31, 2024 and 2025 are as follows:

	2024	2025
	(in millions of yen)
Deferred tax assets:
Allowance for credit losses	265,855	288,385
Derivative financial instruments	148,716	224,074
Lease liabilities	168,848	158,220
Trading securities	208,711	115,783
Foreign tax credit and payments (1)	124,695	112,412
Premises and equipment	46,967	45,797
Available-for-sale securities	—	1,454
Net operating loss carryforwards (2)(3)	149,521	151,390
Other	290,733	338,067

	1,404,047	1,435,582
Valuation allowance (1)(2)(3)	(233,991)	(215,626)

Deferred tax assets, net of valuation allowance	1,170,057	1,219,956

Deferred tax liabilities:
Investments	502,589	370,063
Prepaid pension cost and accrued pension liabilities	222,408	203,490
Right-of-use assets	160,630	148,989
Available-for-sale securities	404	—
Other	120,104	188,913

Deferred tax liabilities	1,006,135	911,454

Net deferred tax assets	163,921	308,502

Notes:
(1)
The amount includes ¥99,994 million and ¥82,572 million related to MHBK’s foreign tax credit carryforwards as of March 31, 2024 and 2025, respectively. The amount is mainly
offset by valuation allowance, and if not utilized, the amount will expire during the fiscal years ending March 31, 2026 and
2027
, respectively.

(2)
The amount includes ¥9,186 million and ¥11,423 million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2024 and 2025, respectively. The tax effect of the net operating loss carryforwards is substantially offset by ¥4,205 million and ¥4,408 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

(3)
The amount includes ¥25,128 million and ¥24,943 million related to MHFG’s net operating loss carryforwards resulting mainly from intercompany capital transactions in relation to the share buyback conducted by MHSC as of March 31, 202
4
 and 202
5
, respectively. The tax effect of the net operating loss carryforwards is fully offset by ¥25,128 million and ¥24,943 million, respectively, of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2025, the accumulated amount of undistributed earnings that will be indefinitely reinvested and the unrecognized deferred tax liabilities related to such subsidiaries are approximately ¥524 billion and ¥54 billion, respectively.
The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2024 and 2025:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2024
Japan (1)	56	(34)	22
The United States	4	—	4
The United Kingdom (2)	88	(88)	—
Others	1	—	1

Total	150	(123)	26

2025
Japan (3)	54	(35)	20
The United States	5	—	5
The United Kingdom (2)	90	(90)	—
Others	2	—	2

Total	151	(125)	26

Notes:
(1)
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
(3)
¥25 billion of the Japan deferred tax assets of ¥54 billion is related to MHFG, which is fully offset by a valuation allowance, and will mostly expire during the fiscal year ending March 31, 2032. ¥12 billion of the Japan deferred tax assets of ¥54 billion is related to MHBK and will mostly expire during the fiscal year ending March 31, 2034.

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
In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2025, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.
The Group determined whether cumulative losses were recognized by aggregating pretax results for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2025. A valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2025, MHFG’s securities subsidiary in the United Kingdom’s three-year cumulative pretax results are slightly positive, though the first year reflected a material loss. The Group evaluated the weight of both positive and negative evidence, including the subsidiary’s historically limited profitability and significant uncertainty regarding future earnings potential. Due to the uncertainty around the sustainability of earnings and absence of objectively verifiable future taxable income, the company continues to maintain a full valuation allowance for this subsidiary. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in valuation allowance
The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025
	(in millions of yen)
Balance at beginning of fiscal year	163,164	198,800	233,991
Changes that directly affected Income tax expense	(4,118)	(38,055)	(538)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	—	—
Others	39,754	73,246	(17,826)

Total	39,754	73,246	(17,826)

Balance at end of fiscal year	198,800	233,991	215,626

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
The decrease in the fiscal year ended March 31, 2025 of ¥

million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries. The decrease in the fiscal year ended March 31, 2025 of

¥17,826
million in others was primarily related to a decrease in the valuation allowance that is mainly recognized against the MHBK’s foreign tax credit carryforwards.
Net operating loss carryforwards
At March 31, 2025, the MHFG Group had net operating loss carryforwards totaling ¥426 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards (1)(3)
(in billions of yen)
Fiscal year ending March 31:
2026	15
2027	3
2028	—
2029	5
2030	6
2031 and thereafter (2)	397

Total	426

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

Uncertainty in income tax
The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025

	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	5,245	7,043	7,639

Gross amount of increases (decreases) related to positions taken during prior years	(438)	205	(1,132)
Gross amount of increases related to positions taken during the current year	1,748	1,080	585
Amount of decreases related to settlements	—	(1,633)	(2,232)
Foreign exchange translation	488	944	(94)

Total unrecognized tax benefits at end of fiscal year	7,043	7,639	4,766

The total amount of unrecognized tax benefits including ¥2,286 million, ¥3,014 million and ¥1,477 million of interest and penalties was ¥7,043 million, ¥7,639 million and ¥4,766 million at March 31, 2023, 2024 and 2025, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.
The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2016, 2011 and 2018, respectively. The Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
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
MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2023, 2024 and 2025 were ¥
7,395
 million, ¥
9,004
 million and ¥
16,359
 million, respectively.
Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.
Net periodic benefit cost and funded status
The following table presents the components of net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025

	(in millions of yen)
Service cost-benefits earned during the fiscal year	30,460	28,936	21,288
Interest costs on projected benefit obligations	6,917	9,982	14,459
Expected return on plan assets	(36,322)	(34,565)	(31,835)
Amortization of prior service cost (benefits)	(4,854)	(4,890)	(5,553)
Amortization of net actuarial loss (gain)	(19,453)	(29,045)	(38,339)
Special termination benefits	7,269	1,244	971
Loss (gain) on settlement	—	2,210	—
Other	—	3,179	2,004

Net periodic benefit cost	(15,983)	(22,948)	(37,005)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
before-tax
for the fiscal years ended March 31, 2024 and 2025 are summarized as follows:

	2024	2025

	(in millions of yen)
Net actuarial gain (loss)	138,987	(72,336)
Amortization of net actuarial loss (gain)	(29,045)	(38,339)
Settlement loss (gain) of net actuarial loss (gain)	2,210	—
Prior service benefits (cost)	—	9,360
Amortization of prior service cost (benefits)	(4,890)	(5,553)

Total recognized in other comprehensive income (loss) before-tax	107,262	(106,868)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost
are as follows:

	2023	2024	2025
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	0.82%	1.00%	1.67%
Rates of increase in future compensation levels	2.00%	2.00%	2.00%
Interest credit rates	4.45%	4.52%	4.79%
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.52%	0.82%	1.00%
Rates of increase in future compensation levels	2.00%	2.00%	2.00%
Expected rates of return on plan assets	1.72%	1.66%	1.61%
Interest credit rates	4.39%	4.45%	4.52%
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

F-6
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2024 and 2025 for the plans of MHFG and its subsidiaries:

	2024	2025

	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,287,692	1,216,964
Service cost	28,936	21,288
Interest cost	9,982	14,459
Plan participants’ contributions	1,026	335
Amendments (1)	—	(9,360)
Actuarial loss (gain)	(23,767)	(49,329)
Foreign exchange translation	6,408	756
Benefits paid	(54,458)	(53,521)
Lump-sum payments	(17,838)	(15,367)
Settlement	(19,974)	—
Other	(1,045)	(270)

Benefit obligations at end of fiscal year	1,216,964	1,125,955

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	2,032,215	1,956,619
Actual return (negative return) on plan assets	140,967	(84,844)
Foreign exchange translation	7,204	633
Partial withdrawal of assets from employee retirement benefits trusts (2)	(179,437)	(59,552)
Employer contributions	31,327	24,395
Plan participants’ contributions	1,026	335
Benefits paid	(54,458)	(53,521)
Settlement	(20,549)	—
Other	(1,677)	17

Fair value of plan assets at end of fiscal year	1,956,619	1,784,082

Funded status	739,655	658,126

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	763,254	682,222
Accrued pension liability	(23,600)	(24,095)

Net amount recognized	739,655	658,126

Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	53,216	57,023
Net actuarial gain (loss)	636,790	526,116

Net amount recognized	690,007	583,139

Notes:
(1)
In June 2024, based on various approvals, MHFG and certain domestic subsidiaries communicated to their employees the amendment to the defined benefit plans that was effective as of July 1, 2024. In accordance with ASC 715, “Compensation—Retirement Benefits” (“ASC 715”), any change in projected benefit obligations due to a plan amendment is required to be recognized as prior service benefits (cost) as of the amendment date. Accordingly, the MHFG Group recognized ¥9,360 million of prior service benefits for the fiscal year ended March 31, 2025.

F-6
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)
During the fiscal years ended March 31, 2024 and 2025, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2025.
No gains or losses have
been
recognized as a result of these transactions.
The aggregated accumulated benefit obligations of these plans were ¥1,216,964 million and ¥1,125,955 million, as of March 31, 2024 and 2025, respectively. The defined benefit plans generally employ a multi-variable and non-linear
formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum
severance indemnities.
The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2024 and 2025:

	2024	2025

	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	27,787	28,770
Fair value of plan assets	4,187	4,675
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	27,787	28,770
Fair value of plan assets	4,187	4,675

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.
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

F-6
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2025 is as follows:

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
Fair value of plan assets
The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2024 and 2025, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 26 “Fair value.”

	2024					2025
	Level 1		Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total

	(in billions of yen)
Japanese equity securities:
Common stocks (1)	907		—	—	907	758		—	—	758
Pooled funds (2)	5		8	—	13	5		8	—	12
Japanese debt securities:
Government bonds	85		—	—	85	83		—	—	83
Pooled funds (2)	—		9	—	9	—		9	—	9
Other	—		18	—	18	—		18	—	18
Foreign equity securities:
Common stocks	152		—	—	152	121		—	—	121
Pooled funds (2)	—		10	—	11	1		10	—	11
Foreign debt securities:
Government bonds	148		20	—	168	144		24	—	168
Pooled funds (2)	—		3	—	3	—		4	—	4
Other	—		31	—	31	—		30	—	31
General account of life insurance companies (3)	—		117	—	117	—		118	—	118
Other	38	(4)	(6)	—	32	46	(4)	(2)	—	44
Plan assets measured at net asset value (5)					410					408

Total assets at fair value	1,336		210	—	1,957	1,158		218	—	1,784

Notes:
(1)
This class represents equity securities held in the employee retirement benefit trusts of ¥907 billion and ¥758 billion carried at fair value at March 31, 2024 and 2025, respectively, which are well-diversified across industries.

F-6
8

MIZUHO FINANCIAL GROU
P
, INC. AND SUBSIDIARIES
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

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2024 and 2025.
Contributions
The total contribution of approximately ¥20 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2026, based on the current funded status and expected asset return assumptions.
Estimated future benefit payments
The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2026	77,661
2027	76,431
2028	77,961
2029	78,531
2030	77,438
2031-2035	327,784
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
Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2024 and 2025. The fair values of derivatives are presented on a gross basis; derivative receivables

F-6
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2024	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	2,297,499	—	8,668	—	8,712
Foreign exchange contracts	300,337	—	5,612	—	5,582
Equity-related contracts	15,914	—	340	—	394
Credit-related contracts	22,969	—	214	—	180
Other contracts	1,039	—	40	—	50

Total	2,637,757	—	14,874	—	14,918

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2025	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	2,673,102	—	10,830	—	10,910
Foreign exchange contracts	318,749	—	4,534	—	4,813
Equity-related contracts	14,584	—	261	—	313
Credit-related contracts	33,847	—	245	—	210
Other contracts	878	—	21	—	21

Total	3,041,160	—	15,891	—	16,267

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥1,406 billion and ¥1,383 billion at March 31, 2024, and ¥1,667 billion and ¥1,380 billion at March 31, 2025, respectively.
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
The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2023, 2024 and 2025:

	Gains (losses) recorded in income
	2023	2024	2025

	(in millions of yen)
Interest rate contracts	(508,743)	(22,003)	(10,636)
Foreign exchange contracts	317,459	387,591	464,463
Equity-related contracts	534,615	240,277	64,292
Credit-related contracts (Note)	(3,857)	(3,053)	6,531
Other contracts	59,599	(42,005)	(5,678)

Total	399,073	560,806	518,972

Note:
Amounts include the net gains (losses) of ¥(653) million, ¥(952) million and ¥(964) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2023, 2024 and 2025, respectively.

Credit derivatives
A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the

F-7
1

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
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2024 and 2025:

	2024		2025
	Notional amount	Fair value	Notional amount	Fair value

	(in billions of yen)
Credit protection written:
Investment grade	6,183	110	9,201	59
Non-investment grade	3,962	37	6,549	106

Total	10,145	147	15,750	164

Credit protection purchased	12,824	(114)	18,097	(129)

Note:
The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be
BBB-,
while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2024 and 2025:

	Maximum payout/Notional amount
	2024	2025

	(in billions of yen)
One year or less	1,254	1,173
After one year through five years	8,610	13,125
After five years	281	1,452

Total	10,145	15,750

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
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2024 and 2025:

	2024	2025

	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	1,304	1,359
Collateral provided to counterparties in the normal course of business	1,025	1,118
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	279	241
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

F-7
3

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
The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2024 and 2025 was ¥801 billion and ¥615 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥765 billion and ¥583 billion at March 31, 2024 and 2025, respectively.

F-7
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2024 and 2025. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.
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

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
2024		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	3,896	2,390	1,305	201
Guarantees on loans	348	258	54	36
Guarantees on securities	93	42	51	—
Other guarantees	3,543	2,809	614	120
Guarantees for the repayment of trust principal	16	—	7	10
Liabilities of trust accounts	599	165	225	209
Derivative financial instruments	113,108	78,356	29,674	5,077

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
2025		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	4,100	2,233	1,651	217
Guarantees on loans	220	126	79	15
Guarantees on securities	92	—	92	—
Other guarantees	3,309	2,709	494	106
Guarantees for the repayment of trust principal	11	—	2	8
Liabilities of trust accounts	330	98	61	171
Derivative financial instruments	80,505	38,199	35,858	6,448
The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2024 and 2025:

	2024	2025

	(in billions of yen)
Investment grade	6,095	5,900
Non-investment grade	1,784	1,821

Total	7,879	7,721

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

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
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2024 and 2025:

	2024	2025

	(in billions of yen)
Commitments to extend credit (Note)	115,577	119,733
Commercial letters of credit	1,778	1,829

Total	117,355	121,562

Note:	Commitments to extend credit include commitments to invest in securities.
Allowance for credit losses on
off-balance-sheet
instruments
The amounts of allowance for credit losses on
off-balance-sheet
instruments at March 31, 2024 and 2025 were ¥88 billion and ¥115 billion, respectively, and were included in Other liabilities.
Legal proceedings and investigations
The MHFG Group is involved in normal collection proceedings initiated by the Group, other legal proceedings and investigations in the ordinary course of business. In accordance with ASC 450, “Contingencies” (“ASC 450”), the Group recognizes a liability for loss contingencies arising from such proceedings and

F-7
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investigations when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. However, if a loss is reasonably possible but the range of loss is not probable and reasonably estimable, the Group does not recognize a liability but discloses the detail of such proceedings and investigations. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection, legal proceedings and investigations will not have a significant adverse effect on the consolidated financial statements.
Leases
The MHFG Group is obligated under a number of lease arrangements. The Group’s lessee arrangements mainly consist of operating leases for real estate, such as office space, including its head office, and branches. Finance leases are not significant. Some of the Group’s operating leases include variable lease payments.
The following table presents the consolidated balance sheet information related to operating leases as of March 31, 2024 and 2025:

	2024		2025

	(in millions of yen, except for remaining lease term and discount rate)
Right-of-use assets (Note)	522,936		474,361
Lease liabilities (Note)	548,699		502,997
Weighted average:
Remaining lease term	14.0	years	13.5	years
Discount rate	0.97%		1.06%

Note:	Right-of-use assets and lease liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets.
The following table presents lease cost and supplemental information related to operating leases for the fiscal years ended March 31, 2023, 2024 and 2025:

	2023	2024	2025

	(in millions of yen)
Lease cost (Note)	101,808	104,314	103,386
Right-of-use assets obtained in exchange for new lease liabilities	65,417	52,831	37,637
Operating cash flows	86,329	83,100	82,634

Note:
Lease cost for operating leases are included in Occupancy expenses on the consolidated statements of income. The Group’s variable lease costs and costs for leases with terms of twelve months or less are not significant.

The following table shows future lease payments under operating leases as of March 31, 2025:

As of March 31, 2025

(in millions of yen)
Fiscal year ending March 31:
2026	76,543
2027	53,761
2028	42,147
2029	36,565

F-7
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2025

(in millions of yen)
2030	32,865
2031 and thereafter	287,300

Total lease payments	529,181

Amount representing interest	26,184

Total lease liabilities for operating leases	502,997

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
The table below shows the consolidated assets of the MHFG Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2024 and 2025:

	Consolidated VIEs	Significant unconsolidated VIEs
2024	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	3,370	—	—
Asset-backed securitizations	1,668	175	96
Investments in securitization products	385	—	—
Investment funds	1,908	6,322	1,113
Trust arrangements and other	5,300	—	—

Total	12,631	6,497	1,209

F-7
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Consolidated VIEs	Significant unconsolidated VIEs
2025	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	3,387	—	—
Asset-backed securitizations	1,609	181	100
Investments in securitization products	384	—	—
Investment funds	1,562	5,642	1,421
Trust arrangements and other	4,869	—	—

Total	11,810	5,823	1,521

As of March 31, 2024 and 2025, the noncontrolling interests in consolidated VIEs amounted to ¥408 billion and ¥389 billion, respectively, and are included in the MHFG Group’s equity-classified noncontrolling interests.
The MHFG Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2024 and 2025:

Assets on the MHFG Group’s balance sheets related to unconsolidated VIEs:	2024	2025

	(in billions of yen)
Trading account assets	97	93
Investments	726	863
Loans	137	254

Total	960	1,210

Liabilities on the MHFG Group’s balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2024	2025

	(in billions of yen)
Trading account liabilities	3	3

Total	3	3

Maximum exposure to loss (Note)	1,209	1,521

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

F-7
9

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the Group itself, as the Group has determined that it has no variable interests. See Note 22 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2024 and 2025.
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
For the fiscal years ended March 31, 2023, 2024 and 2025, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. Therefore, the Group did not have significant assets obtained as proceeds and significant liabilities incurred in the transfer. The Group did not recognize significant continuing involvement and retain significant interests in securitization transactions accounted for as sales as of March 31, 2024 and 2025.

F-8
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Noninterest income
Details of Noninterest income for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	190,026	246,865	262,916
Deposits-related business (1)	15,540	15,591	16,018
Lending-related business (2) (4)	193,838	232,626	252,267
Remittance business (1)	104,201	106,762	102,349
Asset management business (1)	109,358	115,504	126,684
Trust-related business (1)	130,576	136,800	145,298
Agency business (1)	36,529	38,329	40,663
Guarantee-related business (3)	41,150	43,791	46,629
Fees for other customer services (1)	163,127	181,558	214,016

Total Fee and commission income	984,345	1,117,826	1,206,839

Foreign exchange gains (losses)—net (3)	189,526	(19,390)	(185,963)
Trading account gains (losses)—net (2)	(603,910)	390,260	803,383
Investment gains (losses)—net:
Debt securities (3)	5,167	(6,446)	(4,538)
Equity securities (3)	135,601	1,010,288	(181,948)
Equity in earnings (losses) of equity method investees—net (3)	(26,999)	19,791	28,233
Gains on disposal of premises and equipment (3)	4,920	10,128	71,862
Other noninterest income (2)(5)	199,453	221,273	265,045

Total	888,103	2,743,729	2,002,912

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 26 “Fair value” for further details.
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
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥55 billion and ¥76 billion for the fiscal

F-8
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year ended March 31, 2023, respectively, ¥58

billion and ¥79 billion for the fiscal year ended March 31, 2024, respectively, and ¥59 billion and ¥87 billion for the fiscal year ended March 31, 2025, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥59 billion, ¥93 billion and ¥113 billion for the fiscal years ended March 31, 2023, 2024 and 2025, respectively, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the fiscal years ended March 31, 2023, 2024 and 2025, approximately ¥21 billion, ¥25 billion and ¥33 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2024 and 2025, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2024 and 2025, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2024 and 2025, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.

F-8
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Trading account gains and losses
The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated debt securities reported as Trading securities. Net trading gains (losses) for the fiscal years ended March 31, 2023, 2024 and 2025 are comprised of the following:

	2023	2024	2025
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	(1,003,636)	(171,498)	283,448
Derivative contracts:
Interest rate contracts	(508,743)	(22,003)	(10,636)
Foreign exchange contracts (1)	317,459	387,591	464,463
Equity-related contracts	534,615	240,277	64,292
Credit-related contracts (2)	(3,204)	(2,101)	7,495
Other contracts	59,599	(42,005)	(5,678)

Total	(603,910)	390,260	803,383
Foreign exchange gains (losses)—net (3)	189,526	(19,390)	(185,963)

Net trading gains (losses)	(414,384)	370,870	617,420

Notes:
(1)	Amounts include gains and losses on currency swaps.
(2)
Amounts do not include the net gains (losses) of ¥(653) million, ¥(952) million and ¥(964) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2023, 2024 and 2025, respectively. The net gains (losses) is recorded in Other noninterest income (expenses).

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
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2025, there were no significant changes made to the Group’s valuation techniques and related inputs.

F-8
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities and trading securities sold, not yet purchased
When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include prepayment rates, default rates, recovery rates, and discount margin. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
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

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets
Other assets measured at fair value mainly consist of securities received as collateral that may be sold or repledged under securities lending transactions. The securities received as collateral under lending transactions mainly consist of certain foreign government bonds and securitization products which are valued using the valuation techniques described under
Trading securities and trading securities sold, not yet purchased above.
Long-term debt and Other short-term borrowings
Fair value accounting is elected for certain debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in
Derivative financial instruments
above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.
Other liabilities
Other liabilities measured at fair value consist of obligation to return securities received as collateral under securities lending transactions, which are measured at the fair value of the securities received as collateral. The securities consist primarily of certain foreign government bonds and securitization products, whose fair values are measured using the valuation techniques described under
Trading securities and trading securities sold, not yet purchased above.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2024 and 2025, including those for which the MHFG Group has elected the fair value option, are summarized below:

2024	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,623	5	—	1,628
Japanese local government bonds	—	135	—	135
U.S. Treasury bonds and federal agency securities	3,534	1,468	—	5,002
Other foreign government bonds	676	897	—	1,572
Agency mortgage-backed securities	—	6,717	—	6,717
Certificates of deposit and commercial paper	—	351	—	351
Corporate bonds and other (2)	—	3,208	189	3,397
Equity securities	2,743	209	21	2,973
Trading securities measured at net asset value (3)				109
Derivative financial instruments:
Interest rate contracts	14	8,640	14	8,668
Foreign exchange contracts	—	5,610	2	5,612
Equity-related contracts	79	255	6	340
Credit-related contracts	—	213	1	214
Other contracts	21	9	10	40
Available-for-sale securities:
Japanese government bonds	10,562	412	—	10,974
Japanese local government bonds	—	584	—	584
U.S. Treasury bonds and federal agency securities	147	—	—	147
Other foreign government bonds	922	1,122	—	2,045
Agency mortgage-backed securities	—	477	—	477
Residential mortgage-backed securities	—	24	8	31
Commercial mortgage-backed securities	—	801	4	804
Japanese corporate bonds and other debt securities	—	1,666	167	1,833
Foreign corporate bonds and other debt securities	—	795	23	818
Equity securities:
Equity securities with readily determinable fair values	4,165	296	—	4,461
Equity securities measured at net asset value (3)				334
Other investments	1	—	80	80
Other assets	3	68	—	71

Total assets measured at fair value on a recurring basis	24,489	33,961	525	59,419

Liabilities:
Trading securities sold, not yet purchased	3,445	2,258	—	5,703
Derivative financial instruments:
Interest rate contracts	14	8,697	1	8,712
Foreign exchange contracts	—	5,571	11	5,582
Equity-related contracts	105	213	76	394
Credit-related contracts	—	174	6	180
Other contracts	13	26	10	50
Other short-term borrowings (5)	—	153	—	153
Long-term debt (5)	—	2,450	427	2,876
Other liabilities	3	68	—	71

Total liabilities measured at fair value on a recurring basis	3,580	19,610	531	23,721

F-
90

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2025	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	2,111	16	—	2,126
Japanese local government bonds	—	98	—	98
U.S. Treasury bonds and federal agency securities	4,274	1,034	—	5,308
Other foreign government bonds	975	728	—	1,703
Agency mortgage-backed securities	—	5,494	—	5,494
Certificates of deposit and commercial paper	—	956	—	956
Corporate bonds and other (2)	6	2,851	174	3,030
Equity securities	2,735	133	21	2,888
Trading securities measured at net asset value (3)				103
Derivative financial instruments:
Interest rate contracts	25	10,801	4	10,830
Foreign exchange contracts	—	4,526	8	4,534
Equity-related contracts	83	175	4	261
Credit-related contracts	—	242	3	245
Other contracts	6	10	5	21
Available-for-sale securities:
Japanese government bonds	7,938	424	—	8,362
Japanese local government bonds	—	548	—	548
U.S. Treasury bonds and federal agency securities	128	—	—	128
Other foreign government bonds	1,150	1,441	—	2,591
Agency mortgage-backed securities	—	316	—	316
Residential mortgage-backed securities	—	15	6	21
Commercial mortgage-backed securities	—	851	3	854
Japanese corporate bonds and other debt securities	—	1,252	186	1,438
Foreign corporate bonds and other debt securities	—	788	13	801
Equity securities:
Equity securities with readily determinable fair values	3,034	545	—	3,578
Equity securities measured at net asset value (3)				339
Other investments	2	—	86	88
Other assets (4)	34	82	37	154

Total assets measured at fair value on a recurring basis	22,499	33,325	550	56,816

Liabilities:
Trading securities sold, not yet purchased	3,320	1,621	—	4,941
Derivative financial instruments:
Interest rate contracts	18	10,885	6	10,910
Foreign exchange contracts	—	4,811	2	4,813
Equity-related contracts	71	165	77	313
Credit-related contracts	—	205	5	210
Other contracts	9	9	3	21
Other short-term borrowings (5)	—	244	—	244
Long-term debt (5)	—	3,276	489	3,764
Other liabilities	5	82	37	125

Total liabilities measured at fair value on a recurring basis	3,424	21,298	619	25,341

F-9
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2024 and 2025 were ¥41 billion and ¥58 billion, respectively.

(4)	The amount includes highly liquid government bonds classified as held for sale relating to a transferred business, which are classified in Level 1.
(5)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2024 and 2025:

2024	April 1, 2023	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2024	Change in unrealized gains (losses) still held (6)

	(in billions of yen)

Assets:
Trading securities:
Corporate bonds and other	47	12	(2)	—		15	(7)	214	(59)	—	(34)	189	9
Equity securities	21	—	(2)	—		—	—	3	(1)	—	(1)	21	—
Derivative financial instruments, net (1) :
Interest rate contracts.	51	(44	) (2)	—		—	(32)	—	—	—	38	13	8
Foreign exchange contracts	14	(8	) (2)	—		—	—	—	—	—	(15)	(9)	(10)
Equity-related contracts	(27)	(62	) (2)	—		—	(1)	—	—	—	20	(70)	(37)
Credit-related contracts	(1)	(6	) (2)	—		—	—	—	—	—	2	(5)	(3)
Other contracts	2	(1	) (2)	—		—	—	—	—	—	(1)	—	(1)
Available-for-sale securities:
Residential mortgage-backed securities	13	—	(3)	—	(4)	—	—	—	(2)	—	(3)	8	—
Commercial mortgage-backed securities	—	—	(3)	—	(4)	—	—	4	—	—	—	4	—
Japanese corporate bonds and other debt securities	101	—	(3)	9	(4)	—	—	106	—	—	(49)	167	12
Foreign corporate bonds and other debt securities	90	8	(3)	—	(4)	—	(2)	10	—	—	(82)	23	(1)
Other investments	63	1	(3)	—		—	—	47	—	—	(31)	80	—

Liabilities:
Long-term debt	836	(57	) (5)	(14	) (4)	1	(285)	—	—	276	(472)	427	(11)

F-9
2

MIZ
U
HO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2025	April 1, 2024	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2025	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Corporate bonds and other	189	3	(2)	—		—	—	47	(61)	—	(5)	174	2
Equity securities	21	1	(2)	—		—	—	—	—	—	(1)	21	1
Derivative financial instruments, net (1) :
Interest rate contracts.	13	(13	) (2)	—		—	—	—	—	—	(2)	(2)	(13)
Foreign exchange contracts	(9)	11	(2)	—		—	—	—	—	—	4	6	12
Equity-related contracts	(70)	(11	) (2)	—		—	—	—	—	—	8	(73)	(10)
Credit-related contracts	(5)	—	(2)	—		—	—	—	—	—	3	(2)	(1)
Other contracts	—	2	(2)	—		—	—	—	—	—	—	1	2
Available-for-sale securities:
Residential mortgage-backed securities	8	—	(3)	—	(4)	—	—	—	—	—	(1)	6	—
Commercial mortgage-backed securities	4	—	(3)	—	(4)	—	(1)	—	—	—	—	3	—
Japanese corporate bonds and other debt securities	167	—	(3)	(10	) (4)	—	—	35	—	—	(7)	186	(9)
Foreign corporate bonds and other debt securities	23	—	(3)	—	(4)	—	(10)	—	—	—	—	13	—
Other investments	80	—	(3)	—		—	(2)	55	(1)	—	(46)	86	(2)
Other assets	—	—		—		—	—	37	—	—	—	37	—

Liabilities:
Long-term debt	427	22	(5)	6	(4)	7	—	—	—	250	(168)	489	30
Other liabilities	—	—		—		—	—	—	—	37	—	37	—

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and other comprehensive income (loss) during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2024 and 2025. The amounts of unrealized gains (losses) in other comprehensive income (loss) are related to
Available-for-sale
securities and Long-term debt, which were ¥11 billion and ¥(5) billion, respectively, at March 31, 2024, and ¥(10) billion and ¥6 billion, respectively, at March 31, 2025.

Transfers between levels
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

F-9
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

out of Level 3 for
Available-for-sale
securities were primarily due to increased price transparency for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to the decrease in significance of unobservable inputs as a result of quantitative sensitivity analysis for certain structured notes and loans.
During the fiscal year ended March 31, 2025, the transfers into Level 3 included ¥7 billion of Long-term debt. Transfers into Level 3 for Long-term debt were primarily due to the decrease in the observability of the default rate when valuing certain structured notes and loans. During the fiscal year ended March 31, 2025, the transfers out of Level 3 included ¥11 billion of
Available-for-sale
securities and ¥2 billion of Other investments. Transfers out of Level 3 for
Available-for-sale
securities were primarily due to increased price transparency for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Other investments were primarily due to increased price transparency for certain investments.

F-9
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2024 and 2025:

2024

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	8	Discounted cash flow	Prepayment rate	0.4%–6.2%	3.8%
		Price-based	Recovery rate	100.0%–100.0%	100.0%
			Discount margin	30.0bps–65.0bps	40.1bps

Commercial mortgage-backed securities	4	Discounted cash flow Price-based	Discount margin	158.7bps – 291.4bps	234.2bps

Corporate bonds and other debt securities	380	Discounted cash flow	Prepayment rate (1)	3.2%–3.2%	3.2%
		Price-based	Default rate (1)	0.4%–0.4%	0.4%
			Recovery rate (1)	36.9%–36.9%	36.9%
			Discount margin (1)	56.9bps–56.9bps	56.9bps
			Discount margin (2)	38.2bps–187.7bps	63.6bps

Derivative financial instruments, net:
Interest rate contracts	13	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	71.4%

Foreign exchange contracts	(9)	Internal valuation model (3)	FX – IR correlation	13.8%–72.5%	29.9%
			FX – FX correlation	39.0%–64.7%	51.9%

Equity-related contracts	(70)	Internal valuation model (3)	Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	15.0%–60.0%	60.0%
			Equity volatility	9.8%–121.8%	42.1%

Credit-related contracts	(5)	Internal valuation model (3)	Default rate	0.0%–6.4%	1.4%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0.0%–27.7%	23.7%

Long-term debt	427	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	71.4%
			FX – IR correlation	5.5%–72.5%	29.9%
			FX – FX correlation	39.0%–64.7%	51.9%
			Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	-17.8%–93.3%	0.0%
			Equity correlation	32.2%–100.0%	87.3%
			Equity volatility	9.8%–70.7%	25.8%
			Default rate	0.0%–9.5%	1.4%

F-9
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2025

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	6	Discounted cash flow	Prepayment rate	0.4%–5.8%	3.6%
		Price-based	Recovery rate	100.0%–100.0%	100.0%
			Discount margin	30.0bps–52.0bps	39.8bps

Commercial mortgage-backed securities	3	Discounted cash flow Price-based	Discount margin	173.3bps–180.6bps	178.8bps

Corporate bonds and other debt securities	373	Discounted cash flow	Prepayment rate (1)	2.9%–2.9%	2.9%
		Price-based	Default rate (1)	0.3%–0.3%	0.3%
			Recovery rate (1)	36.5%–36.5%	36.5%
			Discount margin (1)	58.1bps–58.1bps	58.1bps
			Discount margin (2)	47.0bps–47.0bps	47.0bps

Derivative financial instruments, net:
Interest rate contracts	(2)	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	71.4%

Foreign exchange contracts	6	Internal valuation model (3)	FX – IR correlation	13.8%–72.5%	29.9%

Equity-related contracts	(73)	Internal valuation model (3)	Equity – IR correlation	25.0%–25.0%	25.0%
			Equity volatility	12.7%–175.2%	51.0%

Credit-related contracts	(2)	Internal valuation model (3)	Default rate	0.0%–6.5%	1.4%

Other contracts	1	Internal valuation model (3)	Commodity volatility	17.1%–27.7%	18.1%

Long-term debt	489	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	71.4%
			FX – IR correlation	5.5%–59.2%	29.9%
			Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	-5.4%–93.3%	0.0%
			Equity correlation	39.9%–100.0%	87.3%
			Equity volatility	10.3%–97.0%	29.7%
			Default rate	0.0%–6.8%	1.3%
			Credit correlation	22.8%–100.0%	57.5%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
(5)	The range of inputs for equity securities is not disclosed, as there is a dispersion of values given the number of positions.
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

F-9
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2024 and 2025:

2024	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	101	—	—	101	187
Loans held-for-sale	95	—	2	94	150
Equity securities (without readily determinable fair values)	34	—	2	31	39
Other investments	153	—	—	153	199
Premises and equipment—net	—	—	—	—	6
Intangible assets	—	—	—	—	1

Total assets measured at fair value on a nonrecurring basis	383	—	4	379	581

2025	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	84	—	—	84	345
Loans held-for-sale	54	—	48	5	57
Equity securities (without readily determinable fair values)	10	—	1	9	23
Other investments	68	66	—	2	106
Premises and equipment—net	—	—	—	—	2
Other assets	3	—	—	3	10

Total assets measured at fair value on a nonrecurring basis	219	66	49	104	543

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above are classified as nonaccrual and are measured based upon the observable market price of the loan, which are classified as Level 2, or the fair value of the underlying collateral, which are classified as Level 3.
Loans
held-for-sale
in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned may require significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy. Loans held-for-sale
classified as Level 3 were measured at fair value based on market comparables. The significant unobservable inputs were price, with a range of
¥49.0 to ¥81.8
and a weighted average of ¥63.1
at March 31, 2024, and a price of ¥
80.0
at March 31, 2025.
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
Premises and equipment—net, Intangible assets, and Other assets in the table above have been impaired and written down to fair value. Other assets include premises and equipment classified as held for sale. Other assets were not measured at fair value on a nonrecurring basis as of March 31, 2024, and Intangible assets were not measured at fair value on a nonrecurring basis as of March 31, 2025.
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
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Other short-term borrowings and Long-term debt. The interest on these notes continues to be reported in Interest expense on other short-term borrowings and long-term debt based on the contractual rates. Only an immaterial amount included in Other short-term borrowings and Long-term debt in the statement of financial position is not eligible for fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥62 billion and ¥109 billion at March 31, 2024 and 2025, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥54 billion, ¥(48) billion and ¥7 billion for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
Fair value of financial instruments
ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing

F-9
9

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
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥358 billion and ¥602 billion at March 31, 2024 and 2025, respectively, were not included in the disclosure.
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
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2024 and 2025.

F-10
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2024 and 2025, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	2024
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	98,392	98,392	72,026	26,366	—
Investments	4,048	3,863	512	3,351	—
Loans, net of allowance (Note)	97,519	98,868	—	—	98,868
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	78,030	78,030	—	78,030	—
Interest-bearing deposits	135,447	135,397	—	135,397	—
Due to trust accounts	246	246	—	246	—
Other short-term borrowings	3,492	3,492	—	3,492	—
Long-term debt	13,380	13,031	—	11,681	1,350

	2025
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	104,399	104,399	71,405	32,994	—
Investments	4,186	4,027	400	3,628	—
Loans, net of allowance (Note)	98,275	99,450	—	—	99,450
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	77,163	77,163	—	77,163	—
Interest-bearing deposits	139,443	139,338	—	139,338	—
Due to trust accounts	303	303	—	303	—
Other short-term borrowings	5,293	5,293	—	5,293	—
Long-term debt	11,119	10,900	—	9,378	1,521

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

F-10
2

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

F-10
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2024 and 2025. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Amounts not offset on the balance sheet (3)		Net amounts
					Financial instruments (4)	Cash collateral

	(in billions of yen)
2024
Assets (1) :
Derivatives	14,874	—	14,874	(5)	(11,525)	(1,065)	2,284
Receivables under resale agreements	20,535	—	20,535	(6)	(19,431)	—	1,103
Receivables under securities borrowing transactions	2,352	—	2,352	(7)	(2,261)	—	91

Total	37,761	—	37,761		(33,217)	(1,065)	3,478

Liabilities (1) :
Derivatives	14,918	—	14,918	(5)	(10,941)	(1,137)	2,840
Payables under repurchase agreements	38,105	—	38,105	(6)	(36,842)	—	1,262
Payables under securities lending transactions	1,350	—	1,350	(7)	(1,298)	—	52
Other liabilities (8)	71	—	71		(60)	—	11

Total	54,444	—	54,444		(49,142)	(1,137)	4,166

2025
Assets (1) :
Derivatives	15,891	—	15,891	(5)	(13,315)	(850)	1,725
Receivables under resale agreements	28,109	—	28,109	(6)	(26,652)	—	1,457
Receivables under securities borrowing transactions	2,078	—	2,078	(7)	(2,048)	—	31

Total	46,078	—	46,078		(42,015)	(850)	3,213

Liabilities (1) :
Derivatives	16,267	—	16,267	(5)	(12,793)	(1,579)	1,894
Payables under repurchase agreements	38,395	—	38,395	(6)	(37,550)	—	845
Payables under securities lending transactions	1,675	—	1,675	(7)	(1,585)	—	89
Other liabilities (8)	125	—	125		(125)	—	—

Total	56,461	—	56,461		(52,054)	(1,579)	2,828

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
(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥13,930 billion and ¥13,933 billion, respectively, at March 31, 2024, and ¥15,324 billion and ¥15,722 billion, respectively, at March 31, 2025.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥19,470 billion and ¥37,042 billion, respectively, at March 31, 2024, and ¥26,995 billion and ¥37,646 billion, respectively, at March 31, 2025.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥2,352 billion and ¥1,303 billion, respectively, at March 31, 2024, and ¥2,078 billion and ¥1,602 billion, respectively, at March 31, 2025.

(8)
Amounts relate to transactions where the Group acts as lender in a securities lending agreement and receives securities that can be sold or pledged as collateral. In these transactions, the Group recognizes the securities received at fair value within Other assets and the obligation to return those securities as a liability within Other liabilities.

28. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2024 and 2025:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total

	(in billions of yen)
2024
Repurchase agreements	18,661	11,040	5,415	2,989	38,105
Securities lending transactions	1,288	19	—	44	1,350

Total	19,949	11,058	5,415	3,033	39,455

2025
Repurchase agreements	16,755	17,725	1,986	1,929	38,395
Securities lending transactions	1,303	302	—	70	1,675

Total	18,058	18,027	1,986	1,999	40,070

F-10
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2024 and 2025:

	Repurchase agreements	Securities lending transactions

	(in billions of yen)
2024
Japanese government bonds and Japanese local government bonds	6,167	102
Foreign government bonds and foreign agency mortgage-backed securities	28,757	19
Commercial paper and corporate bonds	913	—
Equity securities	1,609	1,229
Other	658	—

Total (Note)	38,105	1,350

2025
Japanese government bonds and Japanese local government bonds	6,556	77
Foreign government bonds and foreign agency mortgage-backed securities	29,467	302
Commercial paper and corporate bonds	734	—
Equity securities	902	1,296
Other	736	—

Total (Note)	38,395	1,675

Note:
The above table does not include
securities-for-securities
lending transactions of ¥71 billion at March 31, 2024 and ¥125 billion at March 31, 2025, where the MHFG Group acts as lender and receives securities that can be sold or pledged as collateral. In these transactions, the Group recognizes the securities received at fair value within Other assets and the obligation to return those securities as a liability within Other liabilities.

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
29. Related party transactions
The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2024 and 2025, the aggregate loans to the Group’s equity method investees amounted to ¥914 billion and ¥1,045 billion, respectively, and outstanding loans to MHFG Group’s directors, executive officers, and other related parties were not considered significant. There were no loans to related parties that were considered nonaccrual. During the fiscal years ended March 31, 2024 and 2025, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. See Note 20 “Pension and other employee benefit plans” for further details. In addition, the other transactions with the related parties excluding loan transactions and partial withdrawal of assets from employee retirement benefit trusts, are considered immaterial.

F-10
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized Financial Information of the MHFG Group’s Equity Method Investees
Summarized financial information of the MHFG Group’s equity method investees as of March 31, 2024 and 2025, and for each of the three years ended March 31, 2025, is as follows:

	2024	2025

	(in billions of yen)
Loans	6,924	6,978
Total assets	28,447	26,562
Deposits	2,684	700
Total liabilities	24,829	22,003
Total equity	3,618	4,559
Noncontrolling interests	29	26

	2023	2024	2025

	(in billions of yen)
Total interest and dividend income	750	958	962
Total interest expense	239	384	323
Provision (credit) for credit losses	96	83	83
Net interest income after provision (credit) for credit losses	415	490	556
Income before income tax expense	261	394	474
Net income	194	298	354
30. Business segment information
The MHFG Group consists of the following five
in-house
companies which are
categorized based on a customer segment: the Retail & Business Banking Company (“RBC”); the Corporate & Investment Banking Company (“CIBC”); the Global Corporate & Investment Banking Company (“GCIBC”); the Global Markets Company (“GMC”); and the Asset Management Company (“AMC”). These customer segments are regarded as operating segments and constitute reportable segments, and they reflect the manner in which our financial information is evaluated by the Group’s Executive Management Committee, whose members act collectively as the Group’s chief operating decision maker (“CODM”).
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
The reportable segment information, set forth below, is derived from the internal management reporting systems used by the CODM to assess the performance of the Group’s operating segments. The CODM assesses the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. The CODM’s review of the reported measures of reportable segments includes evaluation of segment profitability and assessment of actual results compared to the budget. These measures are regularly provided to the CODM and are a component of a multifaceted decision-making process regarding segment performance as well as resource and capital allocation. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.
As background, effective as of April 1, 2023, MHFG partially restructured its in-house
company system. CIBC was newly established through the integration of a former in-house
company named the Corporate & Institutional Company and the investment banking functions of a former unit named the Global Products Unit. With the new establishment of CIBC above, a former in-house
company named the Global Corporate Company changed its name to GCIBC. Following such partial restructuring of its in-house
company system and the associated changes in allocation method for transactions between each segment and “Others” (as such term is used in the tables, including the notes thereto) made in April 2023, the figures for the fiscal year ended March 31, 2023 have been reclassified as shown in the following subsection to reflect such partial restructuring and associated changes.

	MHFG (Consolidated)

2023 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	706.5	508.7	693.6	325.5	54.7	(9.0)	2,280.2
General and administrative expenses (3)	606.1	202.3	337.3	260.3	35.0	32.3	1,473.5
Equity in earnings (losses) of equity method investees—net	(18.3)	6.3	21.9	—	(0.2)	2.1	11.8
Amortization of goodwill and others	2.0	—	0.7	0.7	6.8	0.9	11.4

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	80.0	312.6	377.5	64.3	12.6	(40.1)	807.1

Fixed assets (5)	483.3	152.8	177.7	87.3	—	777.3	1,678.5

F-10
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)

2024 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	749.2	556.3	738.9	443.3	57.2	127.1	2,672.2
General and administrative expenses (3)	651.4	218.0	380.7	315.0	36.1	80.5	1,681.9
Equity in earnings (losses) of equity method investees—net	6.9	7.6	23.7	—	(13.4)	1.3	26.2
Amortization of goodwill and others	—	0.8	2.5	—	6.4	0.8	10.7

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	104.7	345.0	379.3	128.3	1.1	47.1	1,005.8

Fixed assets (5)	533.8	157.1	197.9	90.3	—	885.4	1,864.6

	MHFG (Consolidated)

2025 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	832.1	636.7	792.2	499.1	59.7	145.6	2,965.6
General and administrative expenses (3)	702.1	239.5	453.0	345.6	38.3	75.8	1,854.5
Equity in earnings (losses) of equity method investees—net	10.4	9.6	25.0	—	(3.3)	4.9	46.7
Amortization of goodwill and others	—	0.8	5.8	—	6.1	0.7	13.6

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	140.4	406.0	358.3	153.5	11.8	73.9	1,144.2

Fixed assets (5)	603.7	171.7	224.4	101.2	—	830.3	1,931.4

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the fiscal years ended March 31, 2023, 2024 and 2025, net gains (losses) related to ETFs and others amounted to ¥1.8 billion, ¥(31.0) billion and ¥45.2 billion, respectively, of which ¥(0.2) billion, ¥(37.0) billion and ¥37.0 billion are included in GMC, respectively.

(3)
“General and administrative expenses” excludes
non-allocated
gains (losses), net, which primarily includes personnel expenses, depreciation expenses, and occupancy expenses. When the CODM assesses segment performance and decides how to allocate resources, these expenses are regularly provided to the CODM in an aggregated form as “General and administrative expenses” and may be used, for example, to evaluate the expense ratio against segment profits and to compare them with the budgeted expense information.

(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees—net less

F-10
9

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
10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the fiscal years ended March 31, 2023, 2024 and 2025 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at March 31, 2023, 2024 and 2025 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	2023	2024	2025

	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	807.1	1,005.8	1,144.2

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	39.7	28.6	27.5
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(96.7)	(114.0)	(62.1)
Gains on reversal of reserves for possible losses on loans, and others	7.4	7.6	10.5
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	84.6	54.7	95.9
Net extraordinary gains (losses)	(10.6)	40.9	21.9
Others	(52.5)	(68.8)	(47.9)

Income before income tax expense under Japanese GAAP	779.0	955.0	1,190.0
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(373.2)	50.5	(243.2)
Investments	(210.5)	571.7	(147.4)
Loans	(30.3)	(8.8)	(9.1)
Allowances for credit losses	(9.8)	25.3	(73.5)
Premises and equipment	(29.3)	(55.1)	(29.9)
Land revaluation	5.6	4.9	39.0
Business combinations	8.9	10.8	7.4
Pension liabilities	(71.6)	(60.4)	(20.7)
Consolidation of variable interest entities	0.8	211.2	24.5
Foreign currency translation	(5.2)	(83.2)	10.5
Others	4.8	0.9	11.5

Income before income tax expense under U.S. GAAP	69.2	1,623.1	759.3

F-11
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2023	2024	2025

	(in billions of yen)
Fixed assets	1,678.5	1,864.6	1,931.4

U.S. GAAP adjustments (Note)	662.6	582.2	555.6

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,341.2	2,446.9	2,487.1

Note:
The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from right-of-use
assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

F-11
2

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

		Americas
	Japan	United States of America	Others	Europe	Asia/Oceania excluding Japan, and others	Total

	(in billions of yen)
Fiscal year ended March 31, 2023:
Total revenue (1)	1,104.7	1,841.5	93.1	445.9	791.7	4,276.9
Total expenses (2)	1,784.1	1,455.4	84.7	413.0	470.5	4,207.7

Income (loss) before income tax expense (benefit)	(679.4)	386.1	8.4	32.9	321.2	69.2

Net income (loss)	(554.7)	297.2	1.8	19.9	269.8	34.0

Total assets at end of fiscal year	161,348.7	45,516.4	3,579.6	16,634.7	21,701.3	248,780.7

Fiscal year ended March 31, 2024:
Total revenue (1)	2,827.1	3,584.4	198.5	803.7	1,097.1	8,510.7
Total expenses (2)	2,171.8	2,978.7	191.6	817.1	728.4	6,887.6

Income (loss) before income tax expense	655.3	605.6	6.8	(13.3)	368.6	1,623.1

Net income (loss)	449.0	491.1	(1.6)	(50.0)	309.5	1,198.0

Total assets at end of fiscal year	170,063.8	57,036.0	4,483.0	19,142.1	21,448.2	272,173.2

Fiscal year ended March 31, 2025:
Total revenue (1)	2,151.3	3,724.5	246.9	840.6	1,206.6	8,169.9
Total expenses (2)	2,681.2	2,701.8	297.0	902.2	828.4	7,410.6

Income (loss) before income tax expense (benefit)	(529.9)	1,022.7	(50.1)	(61.6)	378.2	759.3

Net income (loss)	(521.5)	926.3	(59.0)	(91.1)	305.1	559.8

Total assets at end of fiscal year	171,683.9	58,654.1	3,990.2	19,835.4	22,577.7	276,741.2

Notes:
(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for credit losses and Noninterest expenses.

F-11
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Mizuho Financial Group, Inc., parent company
The following tables present the parent company only financial information of MHFG:
Condensed balance sheets

	2024	2025

	(in millions of yen)
Assets:
Cash and due from banking subsidiaries	23,394	35,683
Interest-bearing deposits in banking subsidiaries	431	440
Investments in subsidiaries and affiliated companies:
Banking subsidiaries	8,542,884	8,460,561
Non-banking subsidiaries and affiliated companies	1,305,643	1,452,849
Long-term loans receivable from subsidiaries:
A banking subsidiary	9,567,224	9,949,664
A non-banking subsidiary	444,000	514,000
Other assets	629,277	525,732

Total	20,512,853	20,938,928

Liabilities and shareholders’ equity:
Short-term borrowings from a banking subsidiary	631,000	530,000
Long-term debt	9,546,009	9,921,424
Other liabilities	406,773	422,489
Shareholders’ equity	9,929,071	10,065,015

Total	20,512,853	20,938,928

F-11
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of income

	2023	2024	2025

	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	209,257	547,487	527,035
Non-banking subsidiaries and affiliated companies	62,698	11,826	10,466
Management fees from subsidiaries	43,900	51,770	56,745
Interest income on loans and discounts	177,137	232,272	269,329
Other income	37,319	4,444	13,579

Total	530,311	847,800	877,154

Expenses:
Operating expenses	52,887	60,037	65,673
Interest expense	175,723	230,780	267,294
Other expense	2,768	11,286	4,076

Total	231,378	302,103	337,043

Equity in undistributed net income (loss) of subsidiaries and affiliated companies—net	(307,879)	365,266	53,548

Income (loss) before income tax expense (benefit)	(8,946)	910,964	593,660
Income tax expense (benefit)	5,063	(1,509)	267

Net income (loss)	(14,009)	912,473	593,393

F-11
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2023	2024	2025

	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	(14,009)	912,473	593,393
Adjustments and other	394,191	(421,191)	61,316

Net cash provided by operating activities	380,182	491,282	654,709

Cash flows from investing activities:
Purchases of Equity securities	—	—	(167,188)
Proceeds from sales of Equity securities	—	—	167,188
Net change in loans	(511,934)	(130,719)	(543,376)
Purchases of investments in subsidiaries and affiliated companies	(179,210)	(91,200)	(65,212)
Net change in other investing activities	(4,952)	(9,983)	(1,998)

Net cash used in investing activities	(696,095)	(231,902)	(610,586)

Cash flows from financing activities:
Net change in short-term borrowings	55,000	(179,000)	(101,000)
Proceeds from issuance of long-term debt	1,497,032	1,363,655	1,342,656
Repayment of long-term debt	(1,030,099)	(1,232,936)	(869,280)
Purchases of treasury stock	(1,575)	(2,478)	(101,908)
Dividends paid	(209,457)	(234,787)	(304,426)
Net change in other financing activities	1,117	2,116	2,132

Net cash provided by (used in) financing activities	312,018	(283,431)	(31,826)

Net increase (decrease) in cash and cash equivalents	(3,895)	(24,050)	12,298
Cash and cash equivalents at beginning of fiscal year	51,770	47,875	23,825

Cash and cash equivalents at end of fiscal year	47,875	23,825	36,123

33. Subsequent events
Repurchase and Cancellation of own shares
At the meeting of the Board of Directors of MHFG (“the Board”) held on May 15, 2025, MHFG resolved to repurchase its common stock through market purchases during the period from May 16, 2025, to August 31, 2025. The repurchase program allows for the acquisition of up to 40,000,000 shares, equivalent to approximately 1.6% of the total number of outstanding common shares (excluding treasury shares), for a total amount of up to ¥100 billion. On September 22, 2025, MHFG will cancel all the repurchased shares in accordance with the resolution adopted by the Board on May 15, 2025. The shareholder return policy is to progressively increase dividends per share, while executing flexible and intermittent share buybacks. In accordance with this policy, the share buybacks were decided, based on our business results, capital adequacy, stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of Mizuho Financial Group, Inc., March 2, 2023 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2025 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated September 1, 2022 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder***

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)****

11.2	Procedures for Controlling Insider Trading of Mizuho Financial Group, Inc., as amended on April 1, 2025 (English Translation)

11.3	Regulations Pertaining to the Financial Transactions of Executives of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)****

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

97	Recovery Policy for Executive Compensation****

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2025, has been formatted in Inline XBRL

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on June 28, 2023.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021.
***

Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 3, 2018, except Exhibit A thereto. For the latest Exhibit A, see Exhibit 2.1 to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021.

****	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on June 26, 2024.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Masahiro Kihara
Name:	Masahiro Kihara
Title:	President & Group CEO

June 25, 2025