Form 20-F
period 2026-03-31
MIZUHO FINANCIAL GROUP INC
filed 2026-06-26
CIK 1335730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   For the fiscal year ended March 31, 2026
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
Hikaru Osuga,
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
At March 31, 2026, the following shares of capital stock were issued: 2,489,848,594 shares of common stock (including
47,954,672
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

3.A. Selected Financial Data

The following table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2022, 2023, 2024, 2025 and 2026 derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2022, 2023, 2024, 2025 and 2026 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon LLC, an independent registered public accounting firm.

You should read the selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this annual report. The information presented below is qualified in its entirety by reference to that information.

Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2022	2023	2024	2025	2026
	(in millions of yen, except per share data, share number information and percentages)
Statement of income data:
Interest and dividend income	¥1,443,941	¥3,388,791	¥5,767,000	¥6,166,977	¥5,976,373
Interest expense	374,132	2,180,064	4,562,076	4,906,978	4,289,837

Net interest income	1,069,809	1,208,727	1,204,924	1,259,999	1,686,536
Provision (credit) for credit losses	214,408	93,753	47,135	96,943	188,465

Net interest income after provision (credit) for credit losses	855,401	1,114,974	1,157,788	1,163,055	1,498,071
Noninterest income	669,790	888,103	2,743,729	2,002,912	2,818,108
Noninterest expenses	1,767,679	1,933,907	2,278,406	2,406,680	2,630,553

Income (loss) before income tax expense (benefit)	(242,488)	69,170	1,623,112	759,288	1,685,627
Income tax expense (benefit)	(141,017)	35,142	425,120	199,532	359,613

Net income (loss)	(101,471)	34,028	1,197,992	559,756	1,326,013
Less: Net income (loss) attributable to noncontrolling interests	3,251	48,037	285,519	(33,637)	167,983

Net income (loss) attributable to MHFG shareholders	¥(104,722)	¥(14,009)	¥912,473	¥593,393	¥1,158,031

Net income (loss) attributable to common shareholders	¥(104,722)	¥(14,009)	¥912,473	¥593,393	¥1,158,031
Amounts per share:
Basic earnings per common share—net income (loss) attributable to common shareholders	¥(41.28)	¥(5.52)	¥359.70	¥234.55	¥466.16
Diluted earnings per common share—net income (loss) attributable to common shareholders	¥(41.28)	¥(5.52)	¥359.65	¥234.52	¥466.09
Number of shares used to calculate basic earnings per common share (in thousands)	2,537,051	2,536,596	2,536,775	2,529,903	2,484,190
Number of shares used to calculate diluted earnings per common share (in thousands)	2,537,051	2,536,596	2,537,100	2,530,282	2,484,581
Cash dividends per share(1)(2):
Common stock	¥80.00	¥85.00	¥105.00	¥140.00	¥145.00
	$0.66	$0.64	$0.69	$0.93	$0.91

	As of and for the fiscal years ended March 31,
	2022	2023	2024	2025	2026
	(in millions of yen, except per share data, share number information and percentages)
Balance sheet data:
Total assets	¥231,550,704	¥248,780,722	¥272,173,152	¥276,741,152	¥294,895,707
Loans, net of allowance	89,480,766	93,474,798	97,694,674	98,440,989	105,078,764
Total liabilities	222,108,473	239,055,588	261,741,965	266,191,227	283,417,654
Deposits	157,178,284	164,935,625	172,361,748	173,790,682	179,038,405
Long-term debt	12,578,216	14,893,023	16,277,331	14,914,120	20,838,501
Common stock	5,816,834	5,832,729	5,833,660	5,799,003	5,767,350
Total MHFG shareholders’ equity	8,914,212	8,915,491	9,929,071	10,065,015	10,859,633
Other financial data:
Return on equity and assets:
Net income (loss) attributable to common shareholders as a percentage of total average assets	(0.04)%	(0.01)%	0.33%	0.21%	0.40%
Net income (loss) attributable to common shareholders as a percentage of average MHFG shareholders’ equity	(1.30)%	(0.16)%	10.03%	6.61%	12.92%
Dividends per common share as a percentage of basic earnings per common share	(193.80)%	(1,539.86)%	29.19%	59.69%	31.11%
Average MHFG shareholders’ equity as a percentage of total average assets	3.46%	3.46%	3.33%	3.22%	3.11%
Net interest income as a percentage of total average interest-earning assets	0.50%	0.54%	0.49%	0.50%	0.66%

Notes:

(1)

Yen amounts are expressed in U.S. dollars at the rate of ¥121.44= $1.00, ¥132.75= $1.00, ¥151.22= $1.00, ¥149.90= $1.00 and ¥159.08= $1.00 for the fiscal years ended March 31, 2022, 2023, 2024, 2025 and 2026, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

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

We conduct a wide variety of business operations in Japan as well as overseas, including in the United States, Europe and Asia. The outlook for economic and market conditions remains uncertain, with concerns over a resurgence in inflation and economic downturns in various regions and countries due to the geopolitical instability in the Middle East. In addition, there are concerns about the potential overheating of equity markets amid expanding AI-related investment, as well as the widespread accumulation of underlying credit risks associated with the growth of the private credit market. If general economic or market conditions in Japan or other regions or countries were to deteriorate or if the financial markets become subject to turmoil, we could experience weakness in our business, as well as deterioration in the quality of our assets. As a result, our financial condition and results of operations could be materially and adversely affected.

International conflicts and geopolitical disruptions may have an adverse effect on us.

At present, there are concerns that protectionist policies adopted by various countries are leading to a setback in free trade, in particular heightened tensions among major countries. In addition, country and regional conflicts, such as the geopolitical instability in the Middle East and the situation in Ukraine, have become increasingly protracted. Against the backdrop of protectionist policies, growing conflicts and geopolitical disruptions, instability in the supply of energy and raw materials and sharp volatility in resource prices are becoming increasingly evident, and our clients and suppliers may face challenges of business contraction, volatile prices and supply chain instability and be compelled to reevaluate their business strategies. Moreover, a slowdown in the global economy and a worsening geopolitical situation could lead to declines in corporate earnings and a rise in uncertainty in financial markets, which could result in an increase in our credit-related costs, a decrease in the value of our assets and a negative impact on our liquidity. The increasingly stringent regulations resulting from the geopolitical disruptions could further lead to enhanced regulatory compliance risk and the related risk of reputational damage. As a result of any of the foregoing, our business, financial condition and results of operations may be materially and adversely affected.

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

The trust placed in us by our customers and society could be adversely affected if our business operations are perceived as being harmful to the environment and society.

As concerns regarding environmental and social issues, such as climate change, biodiversity, erosion of natural habitats and human rights violations, have heightened in recent years, companies that fail to take appropriate action in line with stakeholder expectations may face public criticism, regulatory actions and other administrative measures, and customer attrition, which could ultimately make it difficult for such companies to continue operating. If we provide financing or funding support to such companies, we may be perceived as tolerating or enabling the companies’ inappropriate business activities. In this context, we have established the “Environmental and Social Management Policy for Financial Activities” to strengthen our initiatives to prevent and mitigate negative impacts on the environment and society, such as by identifying the matters and sectors that are likely to exacerbate negative impacts on the environment and society and establishing verification processes both at the time of transaction review and throughout the life of the transaction.

However, because stakeholder expectations are diverse and may change over time, if our initiatives or our clients’ initiatives do not meet such expectations, the trust placed in us by customers and society may be undermined and our credit-related costs may increase. As a result, our business operations, results of operations and financial condition could be adversely affected.

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

We believe climate change is a threat to our environment, society, daily lives and the activities of companies, and view it as one of the most important global issues which may affect the stability of financial markets. Climate change risks include transition risks caused by changes in the business environment associated with the transition to a decarbonized society, and physical risks due to changes in temperature and damage caused by natural disasters. Typical examples of transition risks include credit-related cost increases through deterioration of the business performance of clients due to tighter government policies, including carbon taxes and fuel efficiency regulations, and delays in transitioning to decarbonized technologies. With respect to physical risks, an increase and worsening of natural disasters such as wind and flood damage, as well as labor force reductions due to rising temperatures are anticipated. As a result, our typical risks include an increase in our credit-related costs due to the deteriorating business performance of our clients.

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

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. We have established the “Policy Regarding Cross-holding of Shares of Other Listed Companies”

and, in light of the potential material adverse impact on our financial position associated with stock market volatility risk, we have decided to hold the shares of other companies as cross-shareholdings only when these holdings are meaningful. We have accordingly sold a portion of such investments. In addition, in order to lower the risk of stock market volatility, we apply partial hedges as we deem necessary. However, significant declines in Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities. In addition, net unrealized gains and losses on such investments, based on Japanese GAAP, are taken into account when calculating the amount of capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios. Accordingly, our financial condition and results of operations could be materially and adversely affected.

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

For example, assuming a downgrade occurred on March 31, 2026, the additional collateral requirement in connection with our derivative contracts if other conditions remain unchanged, would have been approximately ¥7.5 billion for a one-notch downgrade and approximately ¥29.0 billion for a two-notch downgrade.

Failure to maintain capital adequacy ratios and other regulatory standards above minimum required levels could have material adverse effects.

Capital adequacy regulations

We and Mizuho Bank are subject to capital adequacy regulations as prescribed by the Financial Services Agency (including regulations pertaining to additional capital buffers for “global systemically important banks” (G-SIBs) as a result of our designation as a G-SIB) based on the Basel III rules text issued by the Basel

Committee on Banking Supervision (which provides a detailed description of international standards for bank capital and liquidity). Since December 31, 2025, Mizuho Trust & Banking has been subject to domestic standards under the capital adequacy regulations applicable to Japanese banks with only domestic operations as prescribed by the Financial Services Agency. The revised capital adequacy regulations based on the finalized Basel III reforms published by the Basel Committee on Banking Supervision have been applicable to us with transitional arrangements from the end of March 2024. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

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

Leverage ratio regulations

We and Mizuho Bank are subject to leverage ratio regulations as prescribed by the Financial Services Agency based on the Basel III rules text issued by the Basel Committee on Banking Supervision, both on a consolidated basis and with respect to each of our principal banking subsidiaries. The regulations pertaining to leverage ratio buffers for G-SIBs based on the finalized Basel III reforms published by the Basel Committee on Banking Supervision have been implemented from the end of March 2023. In addition, the amendments to the leverage ratio calculation method based on such finalized reforms have been implemented from the end of March 2024. Since December 31, 2025, Mizuho Trust & Banking has no longer been subject to the leverage ratio requirements because of its reclassification, for purposes of regulatory capital requirements, from a bank with international operations subject to international standards to a bank with only domestic operations subject to domestic standards. See “Item 5. Operating and Financial Review and Prospects—Capital Adequacy” and “Item 4.B. Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”

If the leverage ratio of us or Mizuho Bank falls below a certain ratio, the Financial Services Agency could require us to take corrective actions, including, depending on the level of deficiency, the submission of a plan to limit the outflow of capital or an improvement plan that would strengthen the capital base, a reduction (or slowing of increase) of total assets, a reduction in the size of some business operations, a disposition of subsidiary shares and a suspension of all or a portion of business operations. In addition, some of our banking subsidiaries are subject to leverage ratio regulations in foreign jurisdictions and regions where they operate, such as the United States, and in the event of a violation of these regulations, they could be subject to various restrictions and orders from local authorities. Such events could adversely affect our business, financial condition and results of operations.

Liquidity Ratio Regulations

We and Mizuho Bank are subject to the liquidity ratio regulations prescribed by the Financial Services Agency based on the Basel III rules text issued by the Basel Committee on Banking Supervision, including the liquidity coverage ratio (“LCR”) and the net stable funding ratio (“NSFR”). In addition, the revised liquidity ratio regulations based on the finalized Basel III reforms have applied to us, with the LCR being phased in from 2015 and the NSFR being applicable from the end of September 2021. Since December 31, 2025, Mizuho Trust & Banking has no longer been subject to the liquidity ratio regulations because of its reclassification, for purposes of regulatory capital requirements, from a bank with international operations subject to international standards to a bank with only domestic operations subject to domestic standards.

Changes in domestic and international interest rate trends and economic conditions, as well as our efforts to meet strong funding needs, may cause fluctuations in our funding environment. If the liquidity ratio of us or Mizuho Bank falls below a certain ratio, the Financial Services Agency could require us to report the reasons for such shortfall and the remedial measures to improve our liquidity ratios, and we could also become subject to administrative actions, including the issuance of a business improvement order. In addition, some of our banking subsidiaries are subject to liquidity ratio regulations in foreign jurisdictions and regions where they operate, such as the United States, and in the event of a violation of these regulations, they could be subject to various restrictions and orders from local authorities. Such events could adversely affect our business, financial condition and results of operations.

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

Capital procurement

The capital raising that we conduct in light of our regulatory capital requirements, including those conducted in response to TLAC requirements but excluding Common Equity Tier 1 capital requirements, consists primarily of the issuance of debt instruments. In the event of a deterioration in our financial condition or results of operations, a downgrade in our credit rating, the spread of negative rumors or other reputational damage, an economic downturn in Japan or overseas, financial system instability or financial market turmoil, we may become unable to raise capital at commercially reasonable costs, or at all, which may prevent us from maintaining or improving our capital adequacy ratios in accordance with our plans. Such events could adversely affect our business, financial condition and results of operations.

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

We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. In recent years, in addition to systems that we developed through the utilization of outsourcing, there has been an increase in the use of cloud and other services provided by third parties. Under these circumstances, we recognize the risk that, in the development and operation of information systems, such factors as system outages or malfunctions due to disasters and failures; defects or fraudulent acts related to cybersecurity; and delays or inadequacies in IT application may cause significant impact on service delivery and payment functions or impediments to strategy execution, resulting in losses for customers and the incurrence of losses by our group. We endeavor to sustain stable daily operations and develop contingency plans for unexpected events, including the implementation of backup and redundancy measures. We also strive to take proper measures, such as communicating our required management standards to third-party outsourcing partners and cloud service providers, confirming in advance and on a regular basis the management system and response status of such third parties.

We enhance our management of system risk by establishing specific standards with which we must comply, implementing risk mitigation measures based on the results of risk assessments, enforcing rigorous project management in IT system development, improving the effectiveness of our emergency response through disruption response drills and similar exercises, and monitoring alignment with our management strategy as well as the cost-effectiveness of our investments.

However, a significant disruption to our information technology systems occurs due to, among other things, human error, accidents, cyberattacks, or the development and renewal of computer systems, these measures may not function effectively. In the event of the materialization of system risk, our business operations, financial condition and results of operations could be materially and adversely affected due to information leaks, malfunctions or disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.

Problems relating to cyber-attacks could significantly impair our ability to protect our customer’s private information and disrupt our business operations.

Our business depends on the secure processing, storage and transmission of confidential and other information within our global IT systems. There have been a number of highly publicized cases involving financial services companies, consumer-based companies, governmental agencies and other organizations reporting the unauthorized access of client, customer or other confidential information in recent years, as well as cyber-attacks involving the dissemination, theft and destruction of corporate information or other assets, using ransomware or other malicious code, as a result of failure by employees or contractors to follow procedures or as a result of actions by third parties, including actions by foreign governments. In addition, the risk of cyber-attacks from foreign government or state-sponsored actors may increase due to international conflicts and geopolitical tension. Furthermore, cyberattacks are becoming increasingly sophisticated as AI enables the automated and rapid discovery of vulnerabilities and the automation and acceleration of attack techniques.

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

We handle various confidential or non-public information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those that we require of our outside contractors and those designed to meet the requirements of the Personal Information Protection Act of Japan, may not be effective in preventing all such problems. Leakage of important information in the future, including as a result of cyber-attacks, could result in liabilities and regulatory actions and may also lead to significant harm to our reputation. In addition, recent or future regulatory changes, such as the Japan Amended Personal Information Protection Act, the EU General Data Protection Regulation and the UK Competition and Markets Authority’s Open Banking standard, increase the risks relating to our ability to comply with rules that impact our ability to protect information. Non-compliance with such regulations could result in regulatory proceedings, litigation, enforcement or the imposition of fines or penalties. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

In conducting our market operations in Japan and overseas, we are subject to the application of the laws and regulations of Japan and other countries and exchange rules, as well as being under the supervision of various financial authorities.

While we maintain compliance measures and endeavor to manage compliance risks, there can be no assurance that such measures will be effective in preventing all violations. Misconduct by employees, including improper or illegal conduct, can cause significant reputational harm as well as regulatory action. As a result, our business, financial condition and results of operations could be materially and adversely affected due to such regulatory actions and reputational damage.

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

Our strategic initiatives and measures may not result in the anticipated outcome.

We identify and clarify key business themes to focus on as priority areas for addressing social issues and achieving sustainable growth, and we implement various strategies and initiatives, including strengthening our corporate foundation that supports the realization and growth of these themes. However, we may not be successful in implementing such initiatives and measures, or even if we are successful in implementing them, the implementation of such initiatives and measures may not result in anticipated outcomes. In addition, we may not be able to meet the key targets that we announced due to these or other factors, including, but not limited to, differences in the actual economic environment compared to our assumptions, as well as the risks enumerated in these “Risk Factors.”

For further information of our strategies and initiatives, see “Item 4. Business Overview—General and structural reforms.”

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

As a New York Stock Exchange-listed company and an SEC registrant, we have developed disclosure controls and procedures and internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC promulgated pursuant thereto. Our management reports on, and our independent registered public accounting firm attests to, the effectiveness of our internal controls over financial reporting, as required, in our annual report on Form 20-F. In addition, our management is required to report on our internal control over financial reporting in accordance with the Financial Instruments and Exchange Act of Japan. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to address them in a timely manner or at all. Furthermore, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still be unable to make its attestation of management’s assessment. In either case, we may lose investor confidence in the reliability of our financial statements.

Risks associated with the use of AI could have an adverse effect on us

In recent years, AI technologies have evolved rapidly, and their application has expanded across virtually all areas of the economy and society. Against this backdrop, we are in the process of leverage AI to achieve significant improvements in customer convenience and in our productivity, as well as to create new value. However, in connection with operations that use AI, inappropriate management or use of AI could result in violations of applicable laws and regulations or conflicts with our corporate identity and/or generally accepted social norms and ethical standards. As a result, tangible and intangible losses may result.

We are implementing comprehensive and effective AI governance and management on a group-wide basis in accordance with the principles set forth in the “Mizuho’s AI Policy,” including acting responsibly and pursuing reliability and fairness. However, these efforts may not function adequately in response to rapid technological advances and changes in the operating environment. If, as a result, our AI systems do not operate as designed or provide incorrect information, this could undermine customers’ trust in us. In addition, if such circumstances lead to violations of applicable laws and regulations and result in administrative actions, or require the suspension of operations that utilize AI, our business operations, results of operations and financial condition could be adversely affected.

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

In March 2017, we, Sumitomo Mitsui Trust Holdings, Inc., Resona Bank, Limited and The Dai-ichi Life Insurance Company, Limited executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration of Japan Trustee Services Bank, Ltd. and Trust & Custody Services Bank, Ltd., which was a consolidated subsidiary of Mizuho Financial Group. Based on the aforementioned memorandum of understanding, Trust & Custody Services Bank and Japan Trustee Services Bank incorporated JTC Holdings, Ltd. by joint share transfer in October 2018. After the joint share transfer, Trust & Custody Services Bank and Japan Trustee Services Bank became wholly-owned subsidiaries of JTC Holdings, and JTC Holdings, Trust & Custody Services Bank and Japan Trustee Services Bank became equity-method affiliates of Mizuho Financial Group. In July 2020, JTC Holdings and Trust & Custody Services Bank merged with Japan Trustee Services Bank as the surviving entity, which changed its trade name to Custody Bank of Japan, Ltd. The purpose of the integration was to contribute to further growth in the domestic securities settlement market and domestic investment chain by realizing more stable and higher quality operations and strengthening its system development capabilities by seeking the benefits of scale.

In May 2020, we decided to integrate three consolidated subsidiaries of Mizuho Financial Group, Mizuho Information & Research Institute, Inc., Mizuho Research Institute Ltd. and Mizuho Trust Systems Company, Limited with Mizuho Information & Research Institute as the surviving entity. Based on this decision, Mizuho Information & Research Institute and Mizuho Trust Systems merged with Mizuho Information & Research Institute as the surviving entity in January 2021, and Mizuho Information & Research Institute and Mizuho

Research Institute were integrated and became a new company, Mizuho Research & Technologies Ltd. in April 2021. The purpose of the integration was to significantly improve the ability of the Mizuho group to provide “New value beyond the conventional boundaries of finance” by organically combining and amalgamating each company’s research, consulting, and IT development capabilities.

In December 2021, Mizuho Private Wealth Management Co., Ltd., which had offered services catered to the ultra-wealthy, was dissolved, and its functions were assumed by Mizuho Bank, Ltd. in order to strengthen the group-wide capabilities of providing such services.

In April 2023, we established a venture capital firm, Mizuho Innovation Frontier Co., Ltd., for the purpose of promoting both business and technological advances in each of the Mizuho group’s companies. The establishment of Mizuho Innovation Frontier is a direct response to the recent ever-growing demand for innovative business expansion and the modernization of existing business platforms in the financial industry amidst the significant changes that industrial structures and the social and economic environment are experiencing, and is also our response to promote and support new business initiatives, the expansion of existing business, and overall innovation within the Mizuho group.

On April 5, 2025, Mizuho Bank Europe N.V., the Amsterdam-based subsidiary of Mizuho Bank, completed the absorption merger of Mizuho Securities Europe GmbH, the Frankfurt-based subsidiary of Mizuho Securities. As a result, effective April 7, 2025, Mizuho Bank Europe transitioned to a universal bank in the EU, integrating both banking and securities operations under one entity.

On January 5, 2026, Mizuho Bank and Mizuho Research & Technologies entered into a merger agreement. Subsequently, on April 1, 2026, Mizuho Bank and Mizuho Research & Technologies completed a merger, with Mizuho Bank as the surviving entity, integrating the businesses of both companies. In addition to its core banking functions, Mizuho Bank seeks to further strengthen its management foundation by leveraging the combined expertise of professionals in research, consulting, IT, and technology development, promoting collaboration and synergy across these areas.

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

In the fiscal year ended March 31, 2026, the final fiscal year of the medium-term business plan (FY2023 to FY2025), the Mizuho group worked together on business focus areas and enhancing our corporate foundations toward growth.

As for our business, as priority areas for resolving societal issues and accomplishing sustainable growth, we worked on “Support for the doubling of asset-based income,” “Improving customer experience,” “Enhancing the competitiveness of Japanese companies,” “Sustainability and innovation” and the “Global Corporate & Investment Banking (CIB) business model.”

We worked to improve customer experience by transitioning our branches to consultation-focused branches that provide asset building and management services to individual customers, improving the user interface (UI) and user experience (UX) of our various service channels, and deepening collaboration with the Rakuten Group, which operates its own ecosystem, and other partners. In addition, to meet the asset building and management needs, including needs for Nippon Individual Savings Accounts (NISAs), Japan’s new tax exemption scheme for investment by individuals, we launched services for employees of client companies as collaborative services of Mizuho Bank and Rakuten Securities, offering a “regular investment NISA at workplace” program, which can be introduced as a company’s employee benefit program. To enhance the competitiveness of Japanese companies, we offered support for our clients’ business challenges and their undertaking of corporate actions. Alongside this, we provided risk capital to startups and assisted business owners with their succession needs. Outside Japan, we responded to a wide range of our clients’ needs by expanding the capital markets business through an in-depth CIB (Corporate & Investment Banking) strategy for each region and operating them as a globally-unified group.

For more information on the initiatives that we have taken in the fiscal year ended March 31, 2026, see “—Group Operations—Group Management Structure.”

As for corporate foundations, to enhance our corporate foundations which support our growth, we worked on corporate culture transformation, human capital enhancement, digital transformation (DX), IT reforms and maintenance of stable business operations.

With the aim of instilling our Corporate Identity and Purpose, we actively carried out office visits by management members and conducted town hall meetings to raise employee engagement through the activation of internal communications. As a result, with respect to positive response rates for staff survey questions related to engagement and inclusion, the engagement score was 65% and the inclusion score was 69% in the fiscal year. In order to promote the participation and advancement of employees and realize a talent portfolio in alignment with our business strategy, we implemented our “CANADE” human resources framework to ensure that compensation and assignments are based more on the scope of responsibilities than seniority or years of experience, and to promote employees’ self-driven career development. We also continued initiatives to prevent further incidents of IT systems failures and to strengthen our ability to respond to failures. Even after the inspections had run their course, we continued such initiatives by incorporating them into our day-to-day operations to continuously deter major system failures, and at the same time, we made efforts to ensure that our initiatives take root.

In addition to the above-mentioned initiatives, we have proceeded with initiatives such as the creation of new business opportunities and the expansion of solution domains through the use of digital technology and open collaboration with third parties, including those in other industries.

Growth Strategy

The Mizuho group’s growth strategy came about through a process of “backcasting” from its long-term goal for the future, which envisions personal well-being and a sustainable society and economy, as well as being based on our aim for the world in 10 years and the business areas we need to focus on to bring it to fruition.

The Mizuho group has identified four domains for its target business model to drive the “4+a” strategy that integrates the functions in each domain, and further, we are enhancing our corporate foundations towards achievement and growth in this regard.

(1) Four strategic domains

•	Mass-market retail business in Japan

•	We aim to extend our reputation for accessibility and reliability and continue as our retail customers’ bank of choice through improved customer convenience in our digital, remote and physical channels and product differentiation. We will secure the stable deposits necessary to provide funding to customers, industry and society. This will also bring in a future customer base for our asset and wealth management business.

•	Asset and wealth management in Japan

•

We will take on the challenge of doubling asset-based income alongside our customers as we work to become the most reliable brand in asset and wealth management and positively contribute to our customers’ personal well-being. Drawing on the collective strengths of our group’s consulting services, we are meeting the asset formation, management and succession needs of our individual customers and further enhancing the capabilities of Asset Management One, our group’s asset management arm.

•	Supporting the growth of Japanese companies

•

We aim to be an expert partner that delivers value-added solutions for business creation and growth. With our support for Japanese companies that are enhancing their competitiveness and our support for sustainability and innovation, we aim to contribute to Japan’s sustainable growth, enhancing Japan’s global competitiveness, and transitioning to a low-carbon society and circular economy. We will leverage our competitiveness to grow together with our clients, connecting our corporate clients of various scales and at various stages and providing thorough support for business growth and enhancement of corporate value.

•	Global Corporate & Investment Banking (CIB) business

•

We deliver comprehensive financial solutions to clients throughout the world by leveraging our strong presence in capital markets, particularly in the United States, and our extensive global network. In furtherance of realizing a productive society and economy, we aim to rank in the top ten for global Corporate & Investment Banking (CIB) and be a strategic partner to our clients.

(2) Enhancing our corporate foundations which support our growth

•	Corporate culture transformation

•	Enhance engagement with our employees and clients through seamlessly promoting internal communication and brand communication.

•	Human capital enhancement

•

Strengthen our human capital through two aspects: a commitment to strategic HR, which aligns business strategy and HR strategy; and an emphasis on employee narratives whereby employees are able to take greater initiative in designing their own individual careers.

•	Digital transformation (DX)

•

Strengthen the foundations for digital transformation by promoting scaling of incubation that leverages our group’s strengths to the fullest extent; by improving productivity through, among others, digitalization of operations and utilization of AI; by developing employees who can realize the Mizuho DX strategy; and by utilizing data.

•	IT reforms

•	Strengthen business execution ability by taking down the boundaries between business divisions and the IT division, aiming for lasting corporate value for Mizuho.

•	Bring about the desired results of various IT transformation measures while controlling costs over the medium- to long-term to achieve such aims.

•	Maintenance of stable business operations

•	Prevent memories of system failures from fading and enhance our ability to respond to crises during regular operations.

-

For continuous deterrence of major system failures, ensure the continuance of initiatives for prevention of further system failures and enhancement of response capabilities, and also prevent memories of system failures from fading.

•	Continuously upgrade our cybersecurity framework suited to the G-SIBs.

•	Further strengthen and expand our framework of measures for anti-money laundering (AML) and combating the financing of terrorism (CFT).

•	Thoroughly strengthen our global governance and flexibly control risks in light of the external environment.

Sustainability approach and initiatives

1. Identification of Sustainability-Related Risks and Opportunities

We have identified the following as sustainability-related risks and opportunities that may reasonably be expected to affect our outlook.

R: Risk/O: Opportunity

Theme	Topics	R/O	Contents
Environmental Sustainability	Climate Change	R	We may incur tangible and intangible losses as a result of transition risks and physical risks arising from climate change and affecting various risk categories, including credit risk.
O	Increasing financing to support clients’ initiatives for
industrial and business transformation and the
commercialization of new technologies that facilitate
the transition to a decarbonized society may have a
positive effect on our results of operations.
	Natural Capital	O	Increasing financing to support clients’ initiatives toward climate-change linked efforts, including conservation and restoration of water, biodiversity and other aspects of natural capital, may have a positive effect on our results of operations.
	Circular Economy	O	Increasing financing to support climate change linked efforts, including client initiatives to realize a circular economy, may have a positive effect on our results of operations.

Human Capital	Human Resource Base	R	A decline in employee initiative, diverse perspectives and inclusivity risks stifling active discussion and innovation, and this could combine with accelerated talent outflow and delays in expert development to pose a threat to our overall talent portfolio.
O	We seek to create a virtuous cycle of overall business
enhancement by empowering diverse talent, fostering a
self-directed corporate culture, implementing reskilling
and personnel development initiatives. This may lead
to further HR investment, higher employee
engagement and increased motivation, ultimately
driving improved business performance.
	Working Environment	R	Low employee morale due to excessive workloads, coupled with potential damage claims resulting from workplace accidents or administrative penalties, and criticism from stakeholders, could severely damage our credibility and brand image.

Theme	Topics	R/O	Contents

Human Rights		R	Our credibility and brand may be damaged by lawsuits for damages brought by victims and criticism from stakeholders if we cause or contribute to human rights violations or are directly linked to such violations through our business activities.

Fair and Honest Corporate Conduct	Corporate Ethics	R	Legal and regulatory violations, both domestic and international. Criticism arises due to business practices that diverge from societal expectations, including business practices that are not customer oriented.
	AML/CFT and Financial Crime	R

Serious legal violations occur due to a lack of awareness of laws and sanctions, inadequate system support, and diminished compliance awareness.

As financial businesses diversify and technology advances, criminal methods become more sophisticated, leading to the misuse of financial services for criminal and terrorist activities, which results in criticism from the international community.

Information Security	Data Security	R	Our credibility may be severely undermined by lawsuits for damages and criticism from stakeholders in the event of large-scale leakage, loss or damage of customer information (collectively, “customer data breaches”) caused by deficiencies in information management systems, employee error or malicious acts.
	Cybersecurity	R	Our credibility may be severely undermined by lawsuits for damages and criticism from stakeholders if cybersecurity-related failures occur within the Mizuho group, at clients, or at third parties with whom we have business relationships, including outsourced service providers and suppliers of goods and services.

2. Governance

(1) Governance bodies and individuals

Our corporate governance framework is as described in “Item 6. C. Board Practices.” Our sustainability initiatives are also managed under this framework.

Our Board of Directors is responsible for overseeing sustainability-related risks and opportunities. The Board determines basic policies on sustainability initiatives, sets sustainability-related targets and monitors progress, and reviews the performance of duties by Directors and Executive Officers. In addition, the Risk Committee, established as an advisory board to our Board of Directors, makes recommendations on decisions and oversight regarding risk governance and related matters. Through this structure, we leverage the expertise of external specialists and have established a framework capable of exercising appropriate oversight. The Board of Directors and the Risk Committee discuss major sustainability issues from both risk and opportunity perspectives, including potential tradeoffs, and regularly disclose the substance of these discussions.

The Board of Directors and the Risk Committee receive, at least once a year, reports on matters discussed and deliberated by the Sustainability Promotion Committee, the Risk Management Committee, the Executive Management Committee and other executive bodies.

In 2023, we redefined our corporate philosophy and formulated our medium-term management plan. To enable swift execution aimed at achieving this plan and to ensure the effective exercise of the Board’s oversight function, we identified the following as skills that the Board of Directors as a whole should possess: management; risk management and internal controls; finance and accounting; financial markets; human resources and organization; IT and digital; sustainability; and global. The “Board of Directors Skills Matrix” shows, for each of these skills required of the Board as a whole, the core skills that each Director individually possesses. We believe that the Board of Directors as a whole is equipped with the skills necessary to fulfill its responsibilities. We also believe that each committee, including voluntary advisory committees that draw on the expertise of external members, has the skills required in light of its respective role.

Furthermore, as part of our compensation for executive officers, we have introduced a performance-linked compensation scheme (“Stock Compensation II”), an evaluation framework that uses key stakeholders—shareholders, clients, the economy and society, and employees—as evaluation axes. Key indicators include sustainability-related metrics such as origination of sustainable finance, climate change initiatives and assessments by ESG rating agencies.

(2) Role of management

The President and Executive Officer serves as Group CEO and has overall responsibility for our operations. An Executive Management Committee has been established as an advisory body to the President and Executive Officer and deliberates important matters related to the execution of business operations concerning sustainability. In addition, bodies such as the Management Policy Committee comprehensively deliberate and coordinate Mizuho group-wide sustainability issues and matters of strategic importance for our business.

Moreover, the Sustainability Promotion Committee, chaired by the President and Executive Officer, deliberates and coordinates initiatives on environmental and social issues, including responses to climate change, the conservation of natural capital and respect for human rights. Major matters discussed and decided on the executive side are reported to the Board of Directors at least once a year.

3. Strategy

We define sustainability as “environmental conservation and the sustainable development and prosperity of the Japanese and global economies, industries and society, and Mizuho’s sustainable and steady growth.” By advancing our sustainability initiatives, we aim to manage in a way that considers value creation for a wide range of stakeholders and to enhance corporate value through sustainable and stable growth, thereby contributing to the resolution of social issues.

(Environmental sustainability)

We have formulated “Mizuho’s Approach to Achieving Net Zero by 2050,” which sets out our vision and actions for realizing a decarbonized society by 2050, and a “Net Zero Transition Plan,” which clarifies our medium- to long-term strategies and initiatives to implement the approach set out in our Environmental Policy.

(a) Client engagement

In addressing climate change, we place importance on client engagement both from the perspective of risk management and of capturing business opportunities. We approach clients’ carbon-neutral strategies, business strategies, and financial and capital strategies through analysis and planning, constructive dialogue, and solution provision and co-creation. Through such engagement, we support clients’ transitions, thereby helping both us and our clients reduce transition risks and capture business opportunities, and facilitating energy transition in the real economy and the realization of a decarbonized society.

(b) Environmental and Social Management Policy for Financial Activities

To prevent and mitigate adverse impacts on the environment and society, we have identified issues and sectors with a high likelihood of contributing to such impacts through financing, investment and other activities, and have established an “Environmental and Social Management Policy for Financial Activities.”

(c) Supporting clients’ steady transition efforts

In order to capture business opportunities associated with the transition to a decarbonized society, we provide consistent support to our clients from both financial and non-financial perspectives to restructure business portfolios, transform supply chains, and work toward the social implementation of next-generation technologies that will lead to future industrial structural transformations. Our support ranges from issue recognition, strategy formulation, implementation and commercialization, to financing during the execution stage.

(d) Building the foundation for future carbon neutrality

To help realize a decarbonized society in Japan, we focus on energy transition in high-emitting industries and on the capture and offset of CO2 in sectors where emission reductions are challenging, and promote initiatives aiming at developing next-generation technologies and market expansion.

- Initiatives for energy transition Recognizing hydrogen and similar energy sources as critical to the decarbonization of power generation, heating and raw material production, we promote financing for hydrogen and related production fields to help create demand, lower costs and build supply chains.

- Initiatives toward CO2 capture and offset Recognizing that carbon credits are a mechanism to supply financing to decarbonization projects and are expected to expand efforts to achieve net zero emissions throughout society, we are working toward developing and expanding the emerging carbon-credit market.

(e) Integrated approach to climate change, natural capital and the circular economy

We also place importance on the mutual interconnection among environmental issues and focus on initiatives that take into account synergies and trade-offs among climate-change initiatives, natural capital and the circular economy.

We provide natural-capital-related and blue finance to support clients’ business activities that contribute to nature-positive business activities, and provide natural-capital-related consulting services, such as the visualization of natural-capital-related risks and opportunities and support for TNFD disclosures. We are also working on product development and the expansion of services in the natural capital field through collaboration with other companies.

In the circular-economy field, we make use of our financing functions and build platforms through our collaboration among industry, government, academia and regional networks. We are advancing initiatives in this area through two approaches. The first is a regional-based axis, which involves establishment of regional recycling systems and fostering of core companies that link product manufacturing with waste recycling and proper waste treatment. The second is a resource-specific axis, which focuses on building recycling systems for emerging fields such as sustainable aviation fuel (SAF) and storage batteries.

(f) Climate adaptation initiatives

In the ASEAN region, where vulnerability to natural disasters is high, adaptation has become an urgent issue, and governments have begun developing taxonomies and financing frameworks. We contribute to the development of funding frameworks by serving as chair of the “Adaptation Finance Working Group” under the ASEAN Capital Markets Regulators Initiative. We support clients’ efforts to enhance adaptation and resilience by developing new financing products, and provide consulting services that use simulation technologies for flood-risk assessment.

(Human capital initiatives)

We regard human capital as the source of value creation, and seek to establish a foundation for the continuous enhancement and enrichment of our human capital through our “CANADE” initiative. By instituting strategic HR and emphasizing employee narratives, we are achieving flexible HR management aligned with our business strategies. Simultaneously, we are advancing initiatives that empower our employees to embrace their authentic selves, take ownership of their careers, and drive personal growth. Specifically, we aim to ensure that each and every employee can perform to their best in their own way and grow together with the Mizuho group, by implementing the following initiatives.

(a) Strategic HR

Within our in-house “company” system, we aim to achieve flexible allocation of personnel across entity boundaries, and encourage the development of personnel who will lead our business in the future. To this end, we are enabling individual business divisions to take the lead in their HR management as well as promoting planned talent acquisition and development in alignment with our business strategies and cultivating executive leaders across diverse business areas.

(b) Employee narratives

To ensure that all employees can be their full selves, find fulfillment in their growth, and feel a sense of purpose in working at Mizuho, we are investing in learning and providing opportunities for growth through our Career Development Management initiative. We are also aiming to create inclusive organizations and environments enabling employees to work healthily and safely.

(c) Corporate Culture Transformation

Corporate culture is a key building block of “CANADE” in instituting strategic HR while emphasizing employee narratives. Our personnel are the creators of our corporate value, but they can only maximize their abilities and talents in the context of a positive corporate culture. We are focusing on internal communication and brand communication to achieve an internal culture in which all executives and employees identify personally with our corporate identity, think and act on their own to embody that identity, and act in unity to provide value to our customers, the economy and society.

(Human rights)

We have established a Human Rights Policy and, with reference to international standards such as the UN Guiding Principles on Business and Human Rights, are implementing our commitment to respect human rights in order to prevent or mitigate potential adverse impacts arising from our business activities.

[Inside the Mizuho group]

We are proactively working to raise human rights awareness among officers and employees. To this end, we conduct human rights training programs, create and provide human rights educational materials, and maintain a promotion framework that includes appointing human rights promotion officers and human rights promotion committee members at all Head Office divisions and branches.

In addition, to ensure appropriate responses to concerns regarding human rights violations, we have established consultation and grievance mechanisms, including a Mizuho Human Rights Helpline, which employees can use with confidence as it guarantees anonymity, confidentiality, fairness and the protection of whistleblowers’ rights.

[Across our entire Supply Chain]

We recognize that providing financial services to clients that do not appropriately address respect for human rights may damage the trust that we receive from customers and society, and may also give rise to concerns regarding the recovery of loans, investments and other exposures. Accordingly, we have established an Environmental and Social Management Policy for Financial Activities and identified matters and sectors with a high potential to cause adverse impacts on human rights through financing, investment and other activities.

To manage the risk of involvement in adverse impacts on human rights through our business relationships, including financing and investment, we conduct human rights due diligence by implementing:

(a)	identification and assessment of adverse impacts on human rights;

(b)	prevention and mitigation of adverse impacts on human rights;

(c)	monitoring of our response status; and

(d)	disclosure and publication of information.

(a) Identification and assessment of adverse impacts

We identify and assess potentially adverse impacts of our business activities on human rights and have developed a Human Rights Issues Map. We regularly review the human rights issues to which we should give priority and strengthen our response and review regularly. In doing so, we take into account changes in the internal and external business environment and requests from stakeholders, including NGOs, and review the list of issues, our level of possible involvement (as cause, contributor, or direct link) and the severity and the likelihood of occurrence.

When a human rights incident is detected, we engage in dialogue with the relevant individuals as necessary and determine whether enhanced due diligence (EDD) is required.

(b) Prevention and mitigation of adverse impacts

In cases where adverse human rights impacts are identified, we implement measures to prevent or mitigate those impacts. For financing and investment, our primary business, we have established policies and procedures and implemented mechanisms to prevent and mitigate adverse human rights impacts.

In the event that any serious incident is detected, we investigate the response of the client based on our EDD framework and take action as necessary, including through engagement to request improvements.

(c) Monitoring of our response status

We monitor the implementation of EDD, including the results of engagement as well as our overall initiatives to respect human rights, and report to the Board of Directors, the Executive Management Committee and other bodies on these topics at least once a year. For individual incidents, we review the effectiveness of our responses and consider whether or not continued monitoring or additional improvements are necessary.

(d) Disclosure and publication of information

We actively communicate with stakeholders and ensure transparency by disclosing information on our initiatives to respect human rights.

(Fair and honest corporate conduct)

[Corporate Ethics]

We have established a Basic Policy of Compliance, which sets forth basic expectations for thoroughgoing compliance, and the Mizuho Code of Conduct, which sets forth standards of behavior to be followed by all executive officers and employees when implementing the precepts of our Corporate Identity. In addition, we have established Conduct Guidelines for Compliance, which set out the model of conduct we are required to follow. We ensure that every officer and employee understands these policies thoroughly through ongoing training and messages from management.

In addition, we monitor the status of compliance levels through self-assessments by each department and through monitoring conducted by the compliance department of each group company.

[AML/CFT and Financial Crime]

We have put in place a framework to respond to the requirements of the relevant laws and regulations in each jurisdiction, as well as the demands of both local supervisory authorities and international organizations. In conjunction with this, we are improving our AML/CFT measures by bringing in experts outside the Mizuho group and collaborating with external specialist organizations.

We have been working to prevent and contain damage due to impersonation fraud and social media-based investment fraud, both of which are on the rise in Japan, by improving customer awareness, monitoring transactions and suspending transactions where necessary.

(Information security)

[Data security]

We have established a Basic Approach for Group Business Management Concerning Information Management, which sets forth the basic policy for group management administration for the management of information, and an Information Security Policy as a basic policy for the appropriate protection and use of information assets.

We have published specific mandatory standards as Information Security Standards under the Information Security Policy. We promote awareness among officers and employees of the importance of information management through education and training programs. We identify and assess information security risks in a timely and accurate manner and conduct ongoing monitoring of compliance with information security requirements.

[Cybersecurity]

We recognize the enhancement of cybersecurity as a key management priority. Under the leadership of senior management, and as a provider of critical social infrastructure in the field of finance, we have declared in our Cybersecurity Management Declaration our commitment to contributing to safe and secure cyberspace, and we continuously promote measures across the Mizuho group globally, including for third parties.

We have established a Group Basic Policy for Cybersecurity Risk Management, identify and assess the nature and magnitude of cybersecurity risks in light of the characteristics of our businesses and systems, and implement appropriate defensive measures commensurate with those risks, while maintaining a framework that enables prompt response in the event of a cyberattack. In addition, we collect information on the growing sophistication of cyberattacks and advances in defense technologies on a daily basis, formulate plans to further enhance our cybersecurity, and monitor cybersecurity risks across the Mizuho group in a timely and accurate manner.

4. Risk management

(1) Processes and related policies for identifying and monitoring sustainability-related risks and opportunities

In assessing and prioritizing sustainability-related risks and opportunities, we select those that can be reasonably expected to affect our outlook (collectively, “material risks and opportunities”) based on each potential event’s potential financial impact and likelihood of occurrence.

When evaluating potential financial impact, we establish criteria and assess impact from the perspectives of business continuity and achievement of our strategies. In setting these criteria, we consider the scope of impact and influence on our reputation and management base.

We also periodically confirm consistency between the sustainability-related material risks and opportunities thus identified and the existing “top risks” previously selected for monitoring by the Mizuho group as a whole.

Sustainability-related risks and opportunities are subject to periodic monitoring, and the results are reported to the Board of Directors and other relevant bodies. In addition, if there are changes in the external environment or in our strategies, we review sustainability-related risks and opportunities as necessary.

(2) Relationship between the above processes and the overall risk management framework

We have introduced a risk appetite framework (RAF) with the intention of increasing our corporate value to integrate our business strategy, financial strategy and risk management operations. We categorize risks by driver, such as credit risk, market risk and operational risk, and manage each category in a manner appropriate to its characteristics. We seek to identify and assess risks on an aggregate basis and control them under a comprehensive risk management framework.

Within this framework, we recognize sustainability-related risks and, after identifying those that are important for the execution of our business plans, seek to control them in light of the specific characteristics of each risk category and our business strategies.

We have also a top risk management system in place that designates as top risks those risks perceived to have a major impact on us. As of May 2026, top risks include, among others, intensifying environmental and climate related impacts and divergent national policy responses, stagnation of sustainable growth due to talent shortages, improper acts and omissions by excusive officers / employees, money laundering and terrorist financing and cyberattacks.

We use these top risks to strengthen risk control and governance, for example by exploring measures to strengthen risk controls, including prevention and post-event strategies, and by reflecting such measures in our business plans. For further details on our top risk management system and related matters, please refer to “Item3D Risk Factors”.

Group Operations

Group Management Structure

We operate our group through five in-house companies, which determine and promote strategies group-wide across banking, trust banking, securities and other business areas according to customer segments, and two units that support all of the in-house companies.

The company system is classified into the following five in-house companies and two units: the Retail & Business Banking Company; the Corporate & Investment Banking Company; the Global Corporate & Investment Banking Company; the Global Markets Company; the Asset Management Company; the Global Transaction Banking Unit; and the Research & Consulting Unit.

Retail & Business Banking Company

The Retail & Business Banking Company is responsible for customer segments that consist of individual customers, SMEs and middle-market corporations, and engages in consulting services that integrate banking, trust banking, securities and other functions within the Mizuho group, as well as providing convenient financial services by leveraging advanced technologies and forming alliances with other companies.

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

Moreover, with the aim of constructing a convenient and efficient channel network that responds to changes in customer needs, we are promoting branch development based on market potential and renewals that ensure visibility and prominence, along with the next generation of branches and offices which serve as consulting spaces.

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

On May 15, 2026, Mizuho Bank entered into a business alliance agreement with Muninova Holdings Inc. and Orient Corporation. In addition, Mizuho Bank entered into a share transfer agreement pursuant to which Mizuho Bank will transfer a portion of the shares it holds in Orient Corporation, representing 15% of the total voting rights, to Muninova Holdings Inc. Mizuho Bank, Muninova Holdings Inc. and Orient Corporation have agreed to explore the realization of seamless connectivity between non-bank and banking transactions, leveraging their respective strengths to the fullest extent.

On May 20, 2026, Mizuho Bank and Rakuten Bank, Ltd. entered into a strategic capital and business alliance agreement for the purpose of establishing a new credit creation model through collaboration between a megabank and a digital bank. Through the alliance, the parties will be able to implement various initiatives that link the financing needs of Mizuho Bank’s corporate customers and other clients with Rakuten Bank’s retail deposits. The parties believe that such initiatives will strengthen Mizuho Bank’s origination capabilities and diversify Rakuten Bank’s asset portfolio, thereby contributing to the enhancement of corporate value and, ultimately, to the development of the Japanese economy. In conjunction with the alliance, Mizuho Bank will receive 10.52% of Rakuten Bank’s common shares as consideration for transferring its shares of Rakuten Card Co., Ltd. to Rakuten Bank, subject to certain conditions, on October 1, 2026.

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

On September 19, 2025, Mizuho Bank acquired 76.9% of the shares of Upsider Holdings, Inc. (“Upsider”), making Upsider a consolidated subsidiary of Mizuho Bank. We and Upsider have affirmed their shared commitment to further accelerate solutions and growth support for Japanese companies by bringing together their technical capabilities, knowledge, client bases and networks. Under this commitment, we and Upsider will further enhance their common initiatives in the areas of integrated services and solutions, new credit models based on AI-human synergy and open ecosystems.

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

We will build new relationships with customers and endeavor to realize value co-creation and co-prosperity based on changes in customer needs in response to changes in social and industrial structures. To that end, we plan to enhance our risk management services for our customers through products and services such as mezzanine investment and debt financing, including preferred shares and subordinated loans.

The environment that our customers are facing is changing rapidly due to such factors as the progress of industry transformation and society’s heightened interest in sustainability, as well as intensified geopolitical risks. Under such circumstances, we strive to become a value co-creation partner for our customers in order to help them achieve sustainable growth by providing solutions with in-depth industry- and product-specific knowledge through the combined strength of our banking, trust banking and securities functions.

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

In addition, through our Global 300 Strategy, which involves focusing on a group of approximately 300 blue-chip non-Japanese companies, we are expanding business with non-Japanese corporate customers. We aim to provide loan capital markets and debt capital markets financing and financial solutions to global companies developing businesses in Asia, by utilizing our high presence in the U.S. capital markets and our networks in Asian economic regions that have been growing rapidly.

Meanwhile, we are enhancing our channels with customers in order to strengthen the framework to support their businesses outside Japan. We are forming business alliances with local financial institutions and government-affiliated institutions to provide up-to-date local information to our customers. We are also enhancing our service framework to address the diverse business needs of customers. We aim to build long-term relationships with customers by utilizing business, financial and ESG consulting and our close relationships with the top management of corporate customers based on our know-how and insight regarding each country and industry sector.

In anticipation of future growth constraints, such as the phased implementation of Basel regulations and our foreign currency funding capabilities, we will continue our initiatives such as improving our profitability by strengthening current business bases and diversifying our product lineup, the reforming of cost structure and the adjusting of our business portfolio through selection and concentration.

On April 5, 2025, Mizuho Bank Europe N.V., a local subsidiary of Mizuho Bank in Amsterdam, Netherlands, as the surviving company, merged with Mizuho Securities Europe GmbH, a local subsidiary of Mizuho Securities in Frankfurt, Germany. Mizuho Bank Europe N.V. transitioned to a universal bank model, which integrates its banking and securities businesses, on April 7, 2025, to be better able to provide comprehensive financial services and meet its valued clients’ expectations.

On October 1, 2025, Mizuho Securities received approval from the China Securities Regulatory Commission (CSRC) to establish a wholly-owned securities company in China. Mizuho Securities will prepare for the start of operations of Mizuho Securities (China) Co., Ltd. to contribute to the further development of the Chinese capital markets and provide even stronger support for its clients’ China- and renminbi-related businesses.

On December 17, 2025, Mizuho Securities entered into an agreement with the majority shareholder of Avendus Capital Private Limited, an Indian financial services firm, to acquire over 60% of the shares of Avendus, subject to regulatory approvals. After completion of the acquisition, Avendus will become a consolidated subsidiary of Mizuho Securities. By combining Mizuho Financial Group’s global expertise with Avendus’ deep knowledge of the Indian market, Mizuho will continue to innovate together with clients as a trusted partner in their corporate business strategies.

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

Against the backdrop of the mitigated restrictions of firewall regulation in Japan, we will further deepen the integration of banking and securities functions in Japan and will continue to accelerate the integration in other parts of Asia. We aim to further enhance our presence by providing solutions more effectively and improving our trading capabilities through consolidating global risks and setting up electronic trading platforms to meet our customers’ diversified needs.

With respect to our ALM and investment business, amidst a volatile market environment, through utilizing methodologies including our advanced early warning control, meticulous market analysis and abundant hedging methodologies, we adjust our asset allocation with flexibility to achieve a balance between realized profits and unrealized profits. With respect to ALM, through flexible balance sheet management and stable fund raising that takes into account changes in the foreign currency deposit-loan ratio, we are supporting our customers’ global businesses. We strive for stable and efficient operations on a global basis to contribute to the overall business performance of the Mizuho group.

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

In order to achieve this goal, as a partner with expert knowledge of market mechanisms that has insight into markets, we aim to enhance our asset allocation and product lineup and to establish a stable profit base. At the same time, we strive to provide appropriate investment opportunities to investors with different risk appetites.

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

We offer our customers investment products that are best suited to them by strengthening our asset management capabilities in collaboration with our group companies and affiliates such as the New York subsidiary and other foreign subsidiaries of Asset Management One that are established for diversified global investments, and Asset Management One Alternative Investments, Ltd. located in Tokyo, that selects and offers investments in hedge funds.

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

On July 1, 2025, Mizuho Bank, as the surviving company, merged with Defined Contribution Plan Services Co., Ltd. To enhance services in the defined contribution pension field, which is expected to expand further, Mizuho Bank will strengthen the operational structure of its online services and call centers and improve management efficiency by consolidating its administrative departments.

On October 2, 2025, Mizuho Financial Group announced that it had completed the transfer procedures for the group’s global custody and related businesses outside Japan with State Street Corporation.

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

In addition to the acceleration of digitalization, the rapid development of sustainability trends, such as decarbonization, resource circulation and human rights, have been further diversifying our customers’ needs. By taking initiatives such as enhancing the sophistication of research and expansion of consulting functions and by utilizing our industry and economic expertise, including those in relation to social issues and corporate management, which will be the source of our enhanced competitiveness, we intend to provide advanced and progressive value for helping address the issues of our customers and of society.

On April 1, 2026, Mizuho Bank and Mizuho Research & Technologies, Ltd., a wholly-owned subsidiary of Mizuho Financial Group, completed their planned merger and business integration, with Mizuho Bank as the surviving company. The merger brings together personnel with a diverse range of expertise—from banking functions to research, consulting, IT, and technological development—under Mizuho Bank. With these personnel working alongside and inspiring one another, Mizuho Bank will extend its strengths, fold in new capabilities, and better take on the ever more complex and sophisticated challenges and needs of customers and society. This will further reinforce Mizuho Bank’s corporate foundations in line with Mizuho’s purpose to “Proactively innovate together with our clients for a prosperous and sustainable future.”

Competition

We engage in banking, trust banking, securities and other businesses related to financial services and face strong competition in all of those areas of business. See “Item 3.D. Key Information—Risk Factors—Intensification of competition in the market for financial services could have an adverse effect on us.” as well.

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

Japanese Banking and Securities Industry

Private banking institutions in Japan are normally classified into two categories (the following numbers are based on information published by the Financial Services Agency, available as of May 14, 2026): (i) ordinary banks, of which there were 119, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 13, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

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

Based on information published by the Financial Services Agency, available as of May 14, 2026, there were 56 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

A number of government financial institutions, organized in order to supplement the activities of private banking institutions, have been in the process of business and organizational restructuring in recent years. In October 2008, some of the government financial institutions were consolidated to form Japan Finance Corporation, which mainly provides financing for small and medium-sized enterprises and those engaged in agriculture, forestry and fishery, and also provides export financing for Japanese corporations. In October 2008, Development Bank of Japan, which mainly engages in corporate financing, and Shoko Chukin Bank, which mainly engages in financing for small and medium-sized enterprises, were transformed into joint stock corporations. In April 2024, the Japanese government announced that it has commenced a process to dispose of all of its ownership in Shoko Chukin Bank, and this process was completed by June 12, 2025. On June 13, 2025, certain amendments to the Shoko Chukin Bank Limited Act took effect, relaxing certain restrictions, including the scope of its operations and the requirements for competent minister’s approval for the issuance of new shares, marking further progress toward full privatization.

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

A distinctive element of the Japanese banking system is the role of postal savings. Postal savings deposits are gathered through the network of governmental post offices scattered throughout Japan, and their balance of deposits totaled over 200 trillion yen in the past. Since the beginning of the 2000s, the governmental postal business has been in the phased process of organizational restructuring. In 2003, the governmental postal business was transferred to Japan Post, a government-owned entity established in the same year, and in 2007, Japan Post was transformed into a government-owned joint stock corporation holding four operating companies including Japan Post Bank Co., Ltd., which currently operates as an ordinary bank. In November 2015, the shares of the three main companies of the Japan Post group were listed on the Tokyo Stock Exchange, with Japan Post Holdings Co., Ltd. (“JPH”) disposing of approximately 11% of its ownership in the two subsidiaries, Japan Post Bank Co., Ltd. and Japan Post Insurance Co., Ltd., while the Japanese government disposed of approximately

11% of its ownership in JPH. The Japanese government has continued to dispose of its ownership in JPH and owned approximately 36% of its shares as of September 30, 2025. JPH had aimed to dispose of the shares of the above-mentioned two subsidiaries to lower the holding ratio to 50% or less as early as possible by March 2026, and had reduced its holding ratio of the shares of Japan Post Insurance Co., Ltd. to less than 50% by June 2021. In addition, in June 2025, JPH also partially disposed of its ownership in Japan Post Bank Co., Ltd. and reduced its holding ratio of the shares to less than 50%. As a result of this disposal, Japan Post Bank Co., Ltd. is now able to enter into new businesses without being required to obtain authorization from the authorities under the Postal Service Privatization Act.

In April 2019, the maximum deposit amount that Japan Post Bank Co., Ltd. may accept increased from ¥13 million in aggregate for ordinary deposits and time deposits to a total of ¥26 million, ¥13 million each for ordinary deposits and time deposits.

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

Furthermore, under the Japanese TLAC regulations introduced in March 2019, the Financial Services Agency, acting on behalf of the Prime Minister, may order the bank holding company of a global systemically important bank (“G-SIB”) in Japan designated as the domestic resolution entity of such G-SIB to submit reports related to improvement of TLAC or may issue a business improvement order to such domestic resolution entity if the external TLAC ratio of the domestic resolution entity or the internal TLAC amount of its material subsidiaries in Japan fall below the minimum requirements. Under the Japanese TLAC regulations, the Financial Services Agency designates Mizuho Financial Group as the domestic resolution entity for the Mizuho Group, and also designates Mizuho Bank, Mizuho Trust & Banking and Mizuho Secutrities as its material subsidiaries in Japan. See “Total Loss Absorbing Capacity” below.

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

The Deposit Insurance Corporation receives annual insurance premiums from insured banks. The effective premium rate, which is the weighted average of the rates for deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and for other deposits, was 0.015% from April 2022 to March 2026, and was decreased to 0.012% in April 2026.

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

Further, under a possible model of Single Point of Entry (“SPE”) resolution described in the Japanese TLAC regulations published by the Financial Services Agency in March 2019, if the Financial Services Agency determines that a material subsidiary in Japan, such as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, of a Japanese financial institution that is a G-SIB, such as us, is non-viable due to material deterioration of its financial condition after recognizing that it is or is likely to be unable to fully perform its obligations with its assets, or that it has suspended, or is likely to suspend, repayment of its obligations, and issues an order concerning restoration of financial soundness, including recapitalization and restoration of liquidity of such material subsidiary, to the resolution entity in Japan, such as Mizuho Financial Group, of such financial institution, the material subsidiary’s internal TLAC instruments will be written off or, if applicable, converted into equity in accordance with the applicable terms of such internal TLAC instruments. Following the write-off or conversion of internal TLAC instruments, if the Prime Minister recognizes that the resolution entity in Japan of the financial institution is or is likely to be unable to fully perform its obligations with its assets, or that it has suspended or is likely to suspend, repayment of its obligations, as a result of the resolution entity’s loans to, or other investment in, its material subsidiaries that are designated by the Financial Services Agency as being systemically important or that are subject to TLAC requirements or similar requirements imposed by a relevant foreign authority, becoming subject to loss absorption or otherwise, and further recognizes that the failure of such resolution entity is likely to cause a significant disruption to the Japanese financial market or system, the Prime Minister may, following deliberation by the Financial Crisis Management Meeting, confirm that specified item 2 measures (tokutei dai nigo sochi) need to be applied to the resolution entity for its orderly resolution.

Capital Injection by the Government

The Strengthening Financial Functions Act (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Act No. 128 of 2004, as amended) was enacted on June 18, 2004 in order to establish a scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions on or prior to March 31, 2008 and revitalize economic activities in the regions where they do business. On December 17, 2008, a part of the law was amended, relaxing certain requirements for public money injection into Japanese banks, bank holding companies and other financial institutions under the prior scheme and extending the period of application to March 31, 2012. These amendments aim to promote not only the strengthening of the soundness of such financial institutions but also the extension of loans or other forms of credit to small and medium-sized enterprises in order to revitalize local economies. In response to the Great East Japan Earthquake, the law was amended in July 2011 to extend the period for application to March 31, 2017 and to include special exceptions for disaster-affected financial institutions. In 2016, the law was further amended to extend the period for application to March 31, 2022. Furthermore, in order to strengthen business bases of financial institutions by addressing the effects resulting from COVID-19 and preventive measures against the coronavirus pandemic, the law was amended in August 2020 to extend the period for application to March 31, 2026 and special exceptions were established for financial institutions that need to improve their capital adequacy due to the adverse effects of COVID-19. None of the financial institutions within the Mizuho group are subject to such special exceptions. In July 2021, certain amendments to the law became effective, which, in order to sustain the financial functions for the revitalization of local economies in regions where the population is decreasing, etc., established a grant scheme to support financial institutions that aim to drastically strengthen their business foundation by mergers and other business integration. Application for the grant was open until March 31, 2026. Furthermore, in April 2026, the law was amended to abolish the application deadline for the public money injection, allowing applications to continue to be made for the time being. In addition, the law was also amended to extend the period for application for the grant to March 31, 2031, and to establish a new grant scheme to support financial institutions that aim to strengthen their business foundation by undertaking the design or development of information processing systems jointly used by multiple financial institutions on or prior to March 31, 2036.

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

Financial Instruments and Exchange Act

The Financial Instruments and Exchange Act (Kinyu Shouhin Torihiki Hou) requires Mizuho Financial Group to file with the Director-General of the Kanto Local Finance Bureau an annual securities report including consolidated and non-consolidated financial statements in respect of each financial period, supplemented by a semiannual securities report (starting from the fiscal year ended March 31, 2025, instead of a quarterly securities report that we were required to file until the fiscal year ended March 31, 2024, due to certain amendments to this law that became effective on April 1, 2024) and extraordinary reports.

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

Share Purchase Program

The Banks’ Shareholdings Purchase Corporation was established in January 2002 in order to purchase shares from banks and other financial institutions until September 30, 2006 pursuant to the Act on Limitation on Shareholding by Banks and Other Financial Institutions. The Banks’ Shareholdings Purchase Corporation is allowed to resume purchases of shares held by financial institutions as well as shares of financial institutions held by non-financial institutions, up to a maximum amount of ¥20 trillion between March 12, 2009 and March 31, 2022. In November 2021, certain amendments to the Act on Limitation on Shareholding by Banks and Other Financial Institutions became effective, under which the abovementioned ends of the purchase period and the duration of the Banks’ Shareholdings Purchase Corporation were extended to March 31, 2026 and March 31, 2036, respectively. The Banks’ Shareholdings Purchase Corporation purchased ¥2,134.8 billion of shares during the period from March 12, 2009 through March 31, 2026, on which the purchase period ended. The Banks’ Shareholdings Purchase Corporation will dispose of the purchased shares by March 31, 2036, the end of the duration of the Banks’ Shareholdings Purchase Corporation, by taking into consideration the effects on the stock market.

The Bank of Japan also purchased ¥387.8 billion of shares held by banks and other financial institutions during the period from February 23, 2009 through April 30, 2010. The Bank of Japan proceeded with the disposal of these purchased shares from April 2016, while taking into consideration the impact on the stock market, and completed the disposal in July 2025.

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

Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.

Japanese banks with only domestic operations and bank holding companies the subsidiaries of which operate only within Japan are subject to the revised capital adequacy guidelines that have been applied from March 31, 2014, and those banks and bank holding companies are required to have a minimum Core Capital ratio of 4%. However, those banks and bank holding companies that apply the internal rating based approach, such as Mizuho Trust & Banking which changed from a bank with international operations to a bank with only domestic operations under the capital adequacy guidelines as of December 31, 2025, are required to have a minimum Common Equity Tier 1 ratio of 4.5% on both a consolidated and non-consolidated basis, calculated on the assumption that the banks and bank holding companies are those with international operations.

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

Leverage Ratio

The leverage ratio framework is critical and complementary to the risk-based capital framework that is designed to help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure is designed to restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%. The Financial Services Agency applied the requirement from March 31, 2019 to meet the minimum leverage ratio for bank holding companies and banks with international operations.

In July 2022, the Financial Services Agency published amendments to the regulatory notices regarding the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure, and the leverage ratio buffer requirement for G-SIBs, and the leverage ratio buffer requirement for G-SIBs took effect from March 31, 2023. With the commencement of the Basel III finalization framework in Japan, the leverage ratio regulations under the finalized definition of the leverage ratio exposure measure have been applied to all Japanese banks with international operation, starting from March 31, 2024, except for financial institutions that implement the Basel III finalization framework earlier.

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

The liquidity coverage ratio (“LCR”) is intended to promote resilience to potential liquidity disruptions over a thirty-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets (“HQLA”) to offset the net cash outflows, which it could encounter under an acute short-term stress scenario. The Group of Central Bank Governors and Heads of Supervision (“GHOS”) agreed on a revised LCR standard on January 6, 2013, and the BCBS issued the text of the revised LCR standard on January 7, 2013. The LCR guidelines of the Financial Services Agency, which reflect the rules in such text, have been applied to banks and bank holding companies with international operations from March 31, 2015. Under the LCR guidelines, LCR is defined as the ratio obtained by dividing the sum of the amounts of HQLA by the amount of net cash outflows, each as defined in and calculated pursuant to such guidelines. In accordance with the LCR standard under the LCR guidelines, the stock of unencumbered HQLA is to constitute “level 1” assets, which include cash, central bank reserves and certain marketable securities backed by sovereigns and central banks, and “Level 2” assets, which include certain government securities covered bonds, corporate debt securities and, to a limited extent, lower-rated corporate bonds, residential mortgage-backed securities and equities that meet certain conditions. “Level 2” assets are subject to certain haircuts based on types of securities and credit ratings. The regulatory minimum requirement of LCR is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The BCBS issued final requirements for LCR-related disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Services Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015.

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

Following the publication of the final TLAC standards for G-SIBs by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which (i) has been fully applied from March 31, 2022 for Japanese G-SIBs, and (ii) has been fully applied from March 31, 2024 for a financial group designated as a D-SIB by the Financial Services Agency which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with Japanese G-SIBs, the “Covered SIBs”). According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for the Covered SIBs is SPE resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency requires the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) to (i) meet the minimum external TLAC requirements, and (ii) cause its material subsidiaries or material sub-groups that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designates Mizuho Financial Group as the Domestic Resolution Entity, which is subject to the external TLAC requirements in Japan, and designates Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan which are subject to Japan’s internal TLAC requirements. In addition, under the Japanese TLAC regulations, G-SIBs are required to meet a minimum TLAC requirement of, from March 31, 2022 to date, at least 18% of the resolution group’s risk-weighted assets and, from March 31, 2022 until March 31, 2024, at least 6.75% of the Basel III leverage ratio denominator. Japanese G-SIBs are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets as their external TLAC.

In June 2020, a temporary measure to exclude amounts of deposits held at the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis due to the uncertainty of the impact of COVID-19 was introduced, which remained effective until March 31, 2024. In addition, in November 2022, the Financial Services Agency amended the TLAC regulations, raising the minimum TLAC ratio on a total exposure basis from 6.75% to 7.10%, while continuing to exclude amounts of deposits held at the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis, taking into account exceptional macroeconomic conditions and other circumstances. This amendment has been applied effective April 1, 2024.

Recovery and Resolution Plan

In November 2025, the Financial Stability Board published the latest list of G-SIBs. The list is annually updated by the Financial Stability Board in each November, and the list as of November 2025 continues to include us. A recovery and resolution plan must be put in place for each G-SIB and be regularly reviewed and updated. In Japan, under the Comprehensive Guidelines for Supervision of Major Banks, etc., as part of crisis management, financial institutions identified as G-SIBs must prepare and submit a recovery plan, which includes the triggers to implement the recovery plan and an analysis of recovery options, to the Financial Services Agency, and the Financial Services Agency must prepare a resolution plan for each G-SIB.

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

Mizuho Financial Group, Mizuho Bank and Mizuho Americas are financial holding companies (“FHCs”) within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Federal Reserve. As a matter of law, these three companies are required to act as a source of financial strength to Mizuho Bank (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in activities in the United States other than banking or activities that are financial in nature or incidental or complementary to financial activity. This general prohibition is subject to certain exceptions, including an exception that permits us to acquire up to 100% of the voting shares in any company engaged in nonfinancial activities that we do not routinely manage, generally for a period of up to 10 years, under our merchant banking authority. In addition, U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank, savings association or bank holding company.

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

To retain our status as an FHC, we must also comply with certain additional regulatory requirements. For example, we and each of our U.S. insured depository institution subsidiaries with operations in the United States must be “well capitalized.” We and each of our U.S. insured depository institution subsidiaries must also be “well managed,” which requires that we and such subsidiaries maintain supervisory ratings that are at least satisfactory. Further, Mizuho Financial Group and Mizuho Bank must also meet such capital standards as calculated under their home country standards (which must be comparable to the capital required for a U.S. banking organization) and must be well managed under standards comparable to those required for a U.S. bank. Failure to comply with such requirements would require us to prepare a remediation plan, and we would not be able to undertake new business activities or acquisitions based on our status as an FHC during any period of noncompliance without the prior approval of the Federal Reserve Board (“FRB”), and divestiture or termination of certain business activities, termination of our U.S. branches and agencies, or divestiture of our depository institution subsidiaries may be required as a consequence of failing to correct such conditions within 180 days.

U.S. branches, agencies and representative offices of foreign banks must be licensed, and supervised and regulated, by either a state banking authority and the FRB, jointly, or by the Office of the Comptroller of the Currency (“OCC”). Each branch and representative office in the United States of Mizuho Bank is state-licensed and regulated. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks, as a general matter, may engage only in activities that would be permissible for their federally-licensed counterparts, unless the FRB determines that the additional activity is consistent with sound practices and such activities are permissible under applicable state law. U.S. federal banking laws also subject state-licensed branches and agencies to the same single-borrower lending limits that apply to federal branches and agencies, which are substantially similar to the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

The New York branch of Mizuho Bank is licensed and subject to supervision, examination and regulation by the New York State Department of Financial Services (“NYDFS”) as well as by the Federal Reserve. Except for a prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York has an asset pledge requirement for branches equal to the greater of 1% of average total liabilities for the previous month or $2 million, provided that an institution designated as a “well-rated foreign banking corporation” is permitted to maintain a reduced asset pledge with a cap of $100 million. The NYDFS may require higher amounts for supervisory reasons. Each other U.S. branch and representative office of Mizuho Bank is also licensed and subject to regulation and examination by the state banking authority of the state in which such branch or representative office is located, as well as by the Federal Reserve. The deposits of Mizuho Bank’s U.S. branches are not insured by the Federal Deposit Insurance Corporation (“FDIC”).

On the other hand, Mizuho Bank (USA) is a New York state-chartered bank that is a member of the Federal Reserve System and whose deposits are insured by the FDIC. As such, Mizuho Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve and the NYDFS, and is subject to certain FDIC regulation. As an FDIC-insured institution, Mizuho Bank (USA) is subject to regular insurance assessments by the FDIC, as well as occasional “special assessments.” In connection with the FDIC’s resolution of Silicon Valley Bank and Signature Bank in March 2023, U.S. government agencies invoked the “systemic risk exception” which extended FDIC insurance to depositors of the failed banks with deposits above the US$250,000 insurance limit. In order to recover the cost associated with protecting such uninsured depositors, the FDIC adopted a final rule in November 2023 to implement a special assessment based on an insured institution’s estimated uninsured deposits reported as of December 31, 2022, excluding the first $5 billion of the insured institution’s estimated uninsured deposits. Based on the terms of the FDIC’s final rule, Mizuho Bank (USA) is not subject to a special assessment based on its uninsured deposits reported as of December 31, 2022.

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

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that may pose significant systemic risk and bank holding companies with a certain level of consolidated assets. The FRB must consider national treatment and competitive equality when imposing stricter standards on foreign banking organizations like Mizuho Financial Group, as well as the extent of comparable home country standards. The FRB’s Regulation YY (the “FBO Rules”), which implements these requirements uder the Dodd-Frank Act, imposes enhanced prudential standards on certain large foreign banking organizations having a U.S. presence, such as Mizuho Financial Group. Under the FBO Rules, large foreign banking organizations, including us, and their U.S. operations are subject to risk management requirements, risk-based capital and leverage limits, capital stress testing requirements, liquidity requirements and, in certain circumstances, asset management requirements. In addition, under the FBO Rules, foreign banking organizations with $50 billion or more in total U.S. non-branch assets are required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold its ownership interest in a substantial majority of its U.S. subsidiaries and be subject to certain capital, liquidity and other enhanced prudential standards on an IHC consolidated basis. In consideration of certain enhanced prudential requirements under the FBO Rules, we established a new U.S. bank holding company, Mizuho Americas, a wholly owned direct subsidiary of Mizuho Bank as of July 1, 2016. Mizuho Americas is currently the holding company for our U.S. bank subsidiary, Mizuho Bank (USA), our U.S. securities broker-dealer, Mizuho Securities USA LLC, and certain other of our U.S. subsidiaries. The establishment of Mizuho Americas was part of a larger internal reorganization, which was taken with the aim of, among other things, strengthening corporate governance.

Under the FBO Rules, the FRB delineates three categories, Category II, Category III and Category IV, for the application of enhanced prudential standards to foreign banking organizations (“FBOs”) based on an FBO’s asset size and other factors such as the degree of the cross-jurisdictional activity, short-term wholesale funding, nonbank assets, and off-balance sheet exposures of an FBO’s U.S. operations. The FBO Rules generally determines the stringency of enhanced prudential standards applicable to FBOs based on the risk profile of the FBO’s U.S. operations, rather than its global footprint, with most enhanced prudential standards applying only to FBOs with combined U.S. assets of at least $100 billion. Additionally, IHCs are subject to resolution planning, with requirements tailored based on an FBO’s category under the FBO Rules.

We are a Category III FBO as delineated by the FBO Rules as of the end of December 2025.

Under Section 13 of the BHCA (as amended by the EGRRCPA) and its implementing regulations, also known as the “Volcker Rule,” (i) any insured depository institution, subject to certain exceptions including for a depository institution that, together with every company that controls it, has $10 billion or less in total consolidated assets and trading assets and liabilities that are less than 5% of total consolidated assets, (ii) any company that controls such an institution, (iii) any non-U.S. bank with branches in the United States, such as Mizuho Bank, and (iv) any affiliate or subsidiary of such entities (each, a “banking entity”) is prohibited from engaging in proprietary trading and from investing in or sponsoring private equity or hedge funds, subject to certain limited exceptions.

The current regulatory environment in the United States may be impacted by future legislative developments, changes in U.S. executive administration or congressional leadership or other events, such as bank failures or market volatility, The federal banking agencies, Congress, individual states or other regulatory bodies may revisit existing laws, regulations and supervisory expectations for banking organizations, or propose new laws. For example, in March 2026, U.S. federal banking agencies proposed revisions to capital regulations implemment to the so-called “Basel III Endgame,” ; if finalized, such revisions could result in changes to the application of risk-based capital requirements for U.S. banks and the U.S. intermediate holding companies of foreign banking organizations. We are currently evaluating the potential effects of the proposed rulemaking on the capital requirements of Mizuho Bank (USA) and Mizuho Americas. It is uncertain at this time whether the proposed rulemaking will be finalized and, if finalized, the extent to which the final rule will differ from the proposed rule. Other than the foregoing, the scope of any additional future legislation or regulatory developments at either the federal or state level is not possible to determine at this time, and we cannot predict what impact, if any, such future legislative or regulatory developments will have on us if or when such legislation or regulations are enacted or adopted, as applicable.

Cybersecurity and privacy trends in Europe and the U.S.

We are subject to U.S. and European laws and regulations governing requirements for maintaining policies and procedures regarding the disclosure, use and protection of the non-public confidential information and personal information of our customers and employees. To comply with these various laws and regulations, we have implemented security and privacy policies and procedures for the protection of personal and confidential information across our business. These laws and regulations also impact our ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes or to contact customers with marketing offers and establish certain rights of consumers and other individuals in connection with their personal information. For example, the Gramm-Leach Bliley Act (“GLBA”) and rules adopted by the SEC (Regulation S-P) pursuant to GLBA regulate broker-dealers’ and investment advisers’ practices regarding the use and sharing with third parties of investors’ personal financial information and require them to disclose these practices to investors. In addition, over twenty states in the U.S.have enacted, or are considering enacting, comprehensive consumer data privacy laws. For example, the California Consumer Privacy Act as amended by the California Privacy Rights Act, together with its implementing regulations (collectively, the “CCPA”), provides, subject to certain exemptions, California residents with the right to know what personal data is being collected, know whether their personal data is sold or disclosed and to whom to opt out of the sale or sharing of their personal data, to correct inaccurate information, and to limit the use and disclosure of sensitive personal information, among other rights. Recently, the California Privacy Protection Agency, which is responsible for enforcing the

CCPA, issued new rules under the CCPA relating to automated decision-making technology, risk assessments, and cybersecurity audits, some of which have gone into effect beginning January 2026. In addition, the EU General Data Protection Regulation (“EU GDPR”) which has been retained and transposed into the UK’s domestic law by virtue of the European Union (Withdrawal) Act 2018 (the body of law retained in the UK, together with the UK Data Protection Act 2018, is referred to herein as the “UK GDPR”) imposes obligations on the processing of personal data of data subjects (natural persons), and such obligations can, in certain circumstances, apply on an extraterritorial basis. The EU GDPR, the UK GDPR and other similar data protection laws provide greater protection for data subjects by requiring, amongst other things, personal data to be processed lawfully in a fair and transparent manner, to be collected for specified, explicit and legitimate purposes, and to be limited to what is adequate or necessary in relation to those purposes. Data controllers must be able to respond to the rights of data subjects, which includes the right of individuals to access their personal data, to seek to rectify inaccurate data, to have personal data erased where processing is no longer required, to seek to restrict the processing of their personal data, and to object to the processing of their personal data. Further legislative evolution in the field of data protection and privacy is also expected. For example, the UK’s Data (Use and Access) Act received Royal Assent on June 19, 2025 and is making various amendments to the current UK data protection regime, including to bring the maximum fine threshold for infringement of certain requirements relating to direct marketing and the use of cookies (currently £500,000) in line with the UK GDPR threshold (i.e., the higher of £17.5 million or 4% of annual global turnover), as well as introducing new data sharing frameworks. In addition, on November 19, 2025, the EU published a proposal to make certain simplifications to the EU GDPR and other data, privacy and cybersecurity related laws. This is increasing divergence between EEA and UK requirements, which may create a greater dual regulatory compliance burden in circumstances where entities are subject to both regimes. These existing and evolving legal requirements in the U.S., the EU, the UK, and other jurisdictions continue to lend uncertainty to privacy compliance globally and may require us to incur material costs with respect to compliance in the future. Further, certain violations of these data protection laws may result in penalties and losses such as significant administrative fines, e.g., in the case of the EU GDPR, up to the higher of EUR 20 million and 4% of total worldwide annual turnover.

In the United States, federal and state regulators, including the Federal Reserve, Office of the Comptroller of the Currency (“OCC”), SEC and New York State Department of Financial Services (“NYDFS”), have increasingly focused on cybersecurity risks and responses for regulated entities and laws and regulations in this area are evolving. For example, the NYDFS cybersecurity regulation applies to any entities licensed or chartered by the NYDFS, including the New York branch of Mizuho Bank, Ltd. and New York state-chartered banks such as Mizuho Bank (USA), and requires each company to assess its specific risk profile periodically and design a program that addresses its risks “in a robust fashion,” including by addressing risks posed by third-party service providers, training and retaining specialized staff to address cybersecurity risks, maintaining systems designed to reconstruct material financial transactions and complying with security requirements for non-public information. Each covered entity must monitor its systems and networks and notify the superintendent of the NYDFS within 72 hours after it is determined that a material cybersecurity event has occurred, and senior management of the covered entity has been required to file an annual certification confirming compliance with the NYDFS regulations. NYDFS amended its cybersecurity regulations on November 1, 2023 for all covered entities, increasing the requirements for cybersecurity programs, including but not limited to requirements concerning assessment, certification, access, training, staff, monitoring and reporting. As part of this amendment, the 72 hour reporting requirement was extended to include cybersecurity events at affiliates and third-party service providers. Additional requirements, including independent audits of cybersecurity programs and access and endpoint monitoring, were also introduced for a new category of Class A companies. Similarly, in November 2021, the federal bank regulatory agencies issued a rule regarding notification requirements for banking organizations related to significant computer security incidents, which went into effect on April 1, 2022. Under the rule, a banking organization is required to notify the relevant federal banking regulatory agency within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization or pose a threat to the financial stability of the United States. In 2023, the SEC adopted new and amended rules that require foreign private issuers such as Mizuho to describe their process for assessing and managing material risks from cybersecurity threats and promptly disclose any material cybersecurity incident through a Form 6-K filing. The effective dates for these rules were in December 2023. Also in May 2024, the SEC announced the adoption of amendments to Regulation S-P that, among other things, require covered financial institutions to maintain policies and procedures for an incident response program that is reasonably designed to detect, respond to, and recover from unauthorized access to or use of customer information, to notify affected individuals in the event of a breach in security, and to oversee third-party service providers. The Regulation S-P amendments went into effect on December 3, 2025. Comparable cybersecurity laws and regulations are also evolving in other jurisdictions. For example, in the EU, the Digital Operational Resilience Act (“DORA”), which has been in effect in the EU since January 2025, imposes stringent obligations on financial entities in relation to information and communication technology (“ICT”) risk management, including requirements for the adoption of specific mechanisms and policies for protecting against and handling of ICT-related incidents reporting of major ICT-related incidents to competent authorities and diligencing and managing ICT providers and flowing down certain contractual requirements. Monitoring and responding to developments in such laws may increase compliance costs, and any actual or perceived failure to comply could result in regulatory investigations, fines, sanctions or other penalties, all of which could have a material adverse impact on our business, reputation or operation.

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

Activities through correspondent banking accounts

In the fiscal year ended March 31, 2026, Mizuho Bank continued to maintain accounts for Iranian banks related to the Government of Iran and a bank designated under E.O. 13224, but conducted no funds transfers through these accounts or through other correspondent banking accounts on behalf of such Iranian banks. Mizuho Bank has policies and procedures to process transfers through these accounts only after confirming that such transactions do not involve prohibited or sanctionable activity under U.S. or other economic sanctions and obtaining licenses issued by Japan’s Ministry of Finance where necessary. Mizuho Bank will process transfers through these accounts only under the limited circumstances where Mizuho Bank believes the transfer would conform to its compliance policies and procedures, applicable international sanctions laws, and after obtaining a license issued by Japan’s Ministry of Finance where necessary.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2026:

Notes:

(1)	Mizuho Bank and Mizuho Research & Technologies were merged on April 1, 2026, with Mizuho Bank as the surviving company, and the business operations of the two companies were integrated.
(2)	Custody Bank of Japan, in which we have a 27.0% equity interest, is an equity-method affiliate of ours.
(3)	MI Digital Services, in which we have a 35.0% equity interest, is an equity-method affiliate of ours.
(4)	Mizuho Leasing, in which we have a 23.6% equity interest, is an equity-method affiliate of ours.

The following table sets forth information with respect to our principal consolidated subsidiaries as of

March 31, 2026:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.(1)	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	100.0%	100.0%
Mizuho Research & Technologies, Ltd.(1)	Japan	Information technology and think tank consulting	100.0%	100.0%
Asset Management One Co., Ltd.	Japan	Investment management, investment advisory and agency services	70.0%	51.0%
Mizuho Innovation Frontier Co., Ltd.	Japan	Investment	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
UC Card Co., Ltd.	Japan	Credit cards	100.0%	100.0%
Mizuho Realty One Co., Ltd.	Japan	Holding company	100.0%	100.0%
Mizuho Group Services, Ltd	Japan	Subcontracted operations	100.0%	100.0%
Mizuho Realty Co., Ltd.(2)	Japan	Real estate brokerage	99.5%	95.1%
Upsider Holdings, Inc.	Japan	Holding company	76.9%	76.9%
Mizuho-DL Financial Technology Co., Ltd.	Japan	Application and Sophistication of Financial Technology	60.0%	60.0%
Mizuho Capital Co., Ltd.(2)	Japan	Venture capital	50.0%	50.0%

Overseas
Mizuho Americas LLC	USA	Holding company	100.0%	100.0%
Mizuho Bank Europe N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Capital Markets LLC	USA	Derivatives	100.0%	100.0%
Mizuho International plc	UK	Securities and banking	100.0%	100.0%
Mizuho Securities Asia Limited	China	Securities	100.0%	100.0%
Mizuho Securities USA LLC	USA	Securities	100.0%	100.0%
Banco Mizuho do Brasil S.A.	Brazil	Banking	100.0%	100.0%
Mizuho Bank (USA)	USA	Banking and trust	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

Notes:

(1)	Mizuho Bank and Mizuho Research & Technologies were merged on April 1, 2026, with Mizuho Bank as the surviving company, and the business operations of the two companies were integrated.
(2)	The proportion of ownership interest refers to the respective proportion of economic interest held by us.

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2025 and 2026:

	As of March 31,
	2025	2026
	(in millions of yen)
Land	¥570,626	¥562,520
Buildings	741,887	673,974
Equipment and furniture	392,780	409,053
Leasehold improvements	212,741	217,966
Construction in progress	62,010	44,441
Software	1,581,741	1,660,387

Total	3,561,785	3,568,341
Less: Accumulated depreciation and amortization	1,748,107	1,745,321

Premises and equipment—net	¥1,813,678	¥1,823,020

Our head office is located at 1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan. The headquarter building is leased from a third party.

The total area of land related to our material office and other properties as of March 31, 2026 was approximately 492,000 square meters for owned land and approximately 10,000 square meters for leased land.

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

As to the recent economic environment, although there have been concerns regarding the impact of increased U.S. tariffs on the global economy, the global economy has remained resilient. This resilience has been mainly attributable to corporations absorbing the tariff costs, which limited the extent to which these costs were passed on to consumers, as well as robust AI-related demand. Meanwhile, the recent armed conflicts in the Middle East contributed to increases in crude oil prices and volatility in the financial markets.

In Japan, the economy has been experiencing a moderate recovery, supported by resilient domestic demand, including private consumption and capital expenditures. The momentum for wage increases has been sustained on the back of high corporate profits. Based on these circumstances, the Bank of Japan (“BOJ”) decided to raise its policy interest rate in December 2025. It is expected that the BOJ will continue to determine its monetary policy by assessing the impact of developments relating to the armed conflicts in the Middle East on economic activity and inflation going forward.

In the United States, the economy has been continuing to grow steadily, driven by increased capital expenditures associated with expanding AI-related demand, as well as by consumption by high-income earners, which has been supported by higher stock prices. On the other hand, due to the impact of monetary tightening, the labor market has slowed down. Although inflation has been moderating, it has remained above the Federal Reserve Board (“FRB”)’s 2% inflation target. In addition, since late February 2026, concerns have increased regarding a reacceleration of inflation and a deterioration in economic conditions associated with the armed conflicts in the Middle East, and uncertainty regarding the broader economic impact remains. Based on these circumstances, the FRB decided at the April 2026 meeting of the Federal Open Market Committee (“FOMC”) to maintain its policy interest rate for a third consecutive meeting. Amid persistently high levels of uncertainty regarding future prospects, it is expected that the FRB will determine its future policies carefully while keeping an eye on inflation and economic conditions.

In Europe, the economy grew moderately as both domestic and external demand remained resilient. Inflation has decelerated, reflecting a slowdown in wage growth, and has remained near the European Central Bank (“ECB”)’s inflation target of approximately 2%. Based on these circumstances, the ECB maintained its policy rates following a rate cut at the meeting held in June 2025. As interest rates are already considered to be at a neutral level, in view of rising inflationary pressures stemming from the armed conflict in the Middle East, it is expected that the ECB will determine its future policies by carefully assessing the balance of risks to economic activity and prices.

In Asia, the economy continued to grow at a steady pace. In China, although the correction in the real estate market has been prolonged and exports to the United States have declined due to tariffs, the economy has remained resilient as a result of government measures to stimulate domestic demand and the expansion of exports to third countries.

In emerging countries, front-loaded exports ahead of the implementation of tariffs and robust conditions in the semiconductor market, driven by growing AI-related demand, supported economic activity. Against this backdrop, central banks in these countries have been reducing policy interest rates amid moderating inflation; however, developments relating to the armed conflict in the Middle East have increased depreciation pressures on their currencies and inflationary pressures, thereby heightening uncertainty regarding the future direction of monetary policy.

As for the future outlook of the global economy, moderate growth is anticipated to continue, supported by resilient AI-related demand as well as fiscal stimulus measures implemented by governments in various countries. However, the armed conflicts in the Middle East and the associated rise in crude oil prices have resulted in volatility in financial markets and may also adversely affect the global economy.

Key indicators of Japanese economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a year-on-year basis was unchanged in the fiscal year ended March 31, 2024, and increased by 0.5% and 0.8% in the fiscal years ended March 31, 2025, and 2026, respectively. During the fiscal year ended March 31, 2026, the year-on-year growth rates were 1.9%, 0.5%, 0.3%, and 0.4%, for the quarters ended June 30, September 30, December 31 and March 31, respectively. Japan’s core nationwide consumer price index increased by 2.8%, 2.7% and 2.7% in the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

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

In March 2024, the BOJ expressed the view that its policy frameworks of “quantitative and qualitative monetary easing with yield curve control” and the negative interest rate policy since 2016 have fulfilled their roles because the BOJ assessed that a virtuous cycle between wages and prices had emerged, and judged that the price stability target of 2% had come in sight and would be achieved in a sustainable and stable manner towards the end of the projection period of the January 2024 Outlook Report (Outlook for Economic Activity and Prices). As the guideline for market operations, the BOJ decided to (i) end the negative interest rate policy and encourage the uncollateralized overnight call rate to remain at around 0 to 0.1%, and (ii) eliminate the yield curve control and abolish the yield target level on 10-year Japanese government bonds.

In July 2024, the BOJ decided (i) to encourage the uncollateralized overnight call rate to remain at around 0.25%, and (ii) on a plan to reduce the amount of its monthly outright purchases of Japanese government bonds by about 400 billion yen each calendar quarter in principle, down to about 3 trillion yen during a period from January to March 2026.

In January 2025, the BOJ decided to encourage the uncollateralized overnight call rate to remain at around 0.5%. In accordance with the change in the guideline for money market operations, the BOJ decided to change (i) the interest rate applied to the complementary deposit facility (which is the interest rate applied to current account balances held by financial institutions at the BOJ, excluding required reserve balances), to 0.5%, and (ii) the basic loan rate applicable under the complementary lending facility, to 0.75%.

In June 2025, the BOJ decided (i) to encourage the uncollateralized overnight call rate to remain at around 0.5%, and (ii) on a plan to reduce the amount of its monthly outright purchases of Japanese government bonds by about 400 billion yen each calendar quarter until January-March 2026, and by about 200 billion yen each calendar quarter from April-June 2026, down to about 2 trillion yen during a period from January to March 2027.

In September 2025, the BOJ decided to (i) encourage the uncollateralized overnight call rate to remain at around 0.5%, and (ii) sell exchange-traded funds (“ETFs”) and Japan real estate investment trusts (“J-REITs”) to the market in accordance with the fundamental principles for their disposal, which include the principle to avoid inducing destabilizing effects on the financial markets. The sales amount of ETFs and J-REITs will account for about 0.05% of the total market trading value.

In December 2025, the BOJ decided to encourage the uncollateralized overnight call rate to remain at around 0.75%. In accordance with the change in the guideline for money market operations, the BOJ decided to change (i) the interest rate applied to the complementary deposit facility (which is the interest rate applied to current account balances held by financial institutions at the BOJ, excluding required reserve balances) to 0.75%, and (ii) the basic loan rate applicable under the complementary lending facility to 1.0%.

•

The yield on newly issued 10-year Japanese government bonds, which is a key long-term interest rate indicator, was 0.727%, 1.490% and 2.354% as of March 29, 2024, March 31, 2025, and March 31, 2026, respectively. The yield fluctuated between 2.388% and 1.117% during the fiscal year ended March 31, 2026. Thereafter, the yield increased to 2.667% as of May 29, 2026.

•

According to Teikoku Databank, a Japanese research institution, there were 8,881 corporate bankruptcies in the fiscal year ended March 31, 2024, involving approximately ¥2.4 trillion in total liabilities, 10,070 corporate bankruptcies in the fiscal year ended March 31, 2025, involving approximately ¥2.3 trillion in total liabilities, and 10,425 corporate bankruptcies in the fiscal year ended March 31, 2026, involving approximately ¥1.6 trillion in total liabilities. The number of corporate bankruptcies in the fiscal year ended March 31, 2026 increased for the fourth consecutive year since the fiscal year ended March 31, 2023 and exceeded 10,000 corporate bankruptcies for the second consecutive year, while the associated total liabilities have been declining.

•	The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 44.0% to ¥40,369.44 as of March 29, 2024, followed by an 11.8% decrease to

¥35,617.56 as of March 31, 2025 and a 43.4% increase to ¥51,063.72 as of March 31, 2026, each compared to the last trading day of the previous fiscal year. Thereafter, the Nikkei Stock Average increased to ¥66,329.50 as of May 29, 2026.

•

The yen to U.S. dollar spot exchange rate, according to the BOJ, was ¥151.34 to $1.00 as of March 29, 2024, ¥149.14 to $1.00 as of March 31, 2025 and ¥159.63 to $1.00 as of March 31, 2026. The rate fluctuated between ¥140.29 and ¥159.95 to $1.00 during the fiscal year ended March 31, 2026. Thereafter, the yen remained relatively weak at ¥159.27 to $1.00 as of May 29, 2026.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 7.0% in the fiscal year ended March 31, 2024, increased by 2.0% in the fiscal year ended March 31, 2025, and decreased by 12.9% in the fiscal year ended March 31, 2026.

•

According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published housing land prices in Japan increased by 2.0%, 2.1% and 2.1% in calendar years 2023, 2024 and 2025, respectively.

Capital Improvements

All yen figures and percentages in this subsection are truncated.

We have been pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return.

Capital Adequacy

In the fiscal year ended March 31, 2026, we maintained a sufficient capital base compared to regulatory minimum requirements, mainly as a result of earning ¥1,248.6 billion of profit attributable to owners of parent (under Japanese GAAP).

Our Common Equity Tier 1 capital ratio under Basel III was 13.23% and 13.16% as of March 31, 2025 and 2026, respectively.

With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2025 and June 2026, we redeemed ¥163.0 billion and ¥87.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2020 and December 2020, respectively. As for Tier 2 capital, in June 2025, October 2025 and June 2026, we redeemed ¥20.0 billion, $0.75 billion and ¥155.0 billion of unsecured fixed-term subordinated bonds with a write-down clause issued by Mizuho Financial Group in June 2015, October 2015 and June 2016, respectively. In June 2025 and October 2025, also as for Tier 2 capital, we redeemed ¥40.0 billion and ¥74.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2020 and October 2020, respectively.

Meanwhile, as for the new issuance of Additional Tier 1 capital, in April 2025, we issued ¥111.5 billion and ¥52.5 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. In July 2025, we issued ¥150.0 billion and ¥70.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan, and in March 2026, we also issued ¥150.0 billion and ¥40.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. With respect to the new issuances of Tier 2 capital, in October 2025, we issued ¥66.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through a public offering to retail investors in Japan. In October 2025, we also issued ¥84.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause through a public offering to retail investors in Japan.

Enhancement of Shareholder Return

Annual cash dividends for the fiscal year ended March 31, 2026 were ¥145.0 per share of common stock (the interim cash dividend was ¥72.5 per share of common stock and the year-end cash dividend was ¥72.5 per share of common stock).

On November 14, 2025, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 60,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥200 billion between November 17, 2025 and February 28, 2026. On February 2, 2026, our Board of Directors resolved to increase the aggregate number and purchase price for the purchased shares under its share repurchase program and extend the repurchase period. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 65,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥300 billion between November 17, 2025 and March 31, 2026. On March 11, 2026, we completed the repurchase pursuant to the resolution, acquiring 47,016,600 shares of our common stock for ¥299,999,885,700 in aggregate on a trade basis. We cancelled all of the repurchased shares on April 22, 2026.

On May 15, 2026, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 25,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥100 billion between May 18, 2026 and August 31, 2026. The cancellation of the repurchased shares is scheduled on September 24, 2026. Pursuant to the resolution, we have repurchased an aggregate of 2,085,100 shares for ¥14.8 billion as of May 31, 2026 on a trade basis.

Based on our capital management policy of pursuing the optimum balance between capital adequacy, growth investment and enhancement of shareholder return, we maintain our shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In addition, we will aim to increase dividends per share by approximately ¥5.0 each fiscal year, based on and assuming the steady growth of our stable earnings base. We will decide share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

Business Trends

See “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects—Operating Results” and “Item 5. Operating and Financial Review and Prospects—Financial Condition.”

Others

Acquisition of shares in Upsider Holdings

On July 28, 2025, Mizuho Bank entered into a share transfer agreement to acquire Upsider and completed the acquisition of 76.9% of Upsider’s shares for approximately ¥46 billion on September 19, 2025. By combining Upsider’s AI technology and credit expertise with Mizuho Bank’s extensive experience and information, we plan to further strengthen our initiatives with Upsider in developing new credit models based on AI-human synergy, thereby building new ecosystems and creating high-value-added services that go beyond the boundaries of conventional finance.

Acquisition of a leading independent financial advisory firm in the renewable energy and energy transition sector

On July 25, 2025, we and Mizuho Securities announced that Mizuho International plc, a consolidated subsidiary of Mizuho Securities, agreed to acquire Augusta & Co Limited, a leading European financial advisory firm serving the renewable energy and energy transition sector, and the transaction was completed on October 31, 2025. Through this strategic transaction, we will further strengthen our M&A advisory platform and energy transition credentials in the region and beyond, offering specialized renewable and transition advisory services to our clients.

Completion of Transfer of Our Global Custody Business

On October 2, 2025, we announced with State Street Corporation the completion of our transaction to transfer our global custody and related businesses outside of Japan to State Street Corporation.

Acquisition of shares in Avendus Capital

On December 17, 2025, Mizuho Securities entered into an agreement with the majority shareholder of Avendus Capital Private Limited (“Avendus”), an Indian financial services firm, to acquire more than 60% of shares of Avendus for up to 47 billion Indian rupees. This transaction is expected to complete by July 2026, subject to regulatory approvals. Following the share acquisition, Avendus will become a consolidated subsidiary of Mizuho Securities. This investment will further strengthen our business foundation in India’s rapidly developing and maturing capital markets.

Completion of merger between Mizuho Bank and Mizuho Research & Technologies

On January 5, 2026, Mizuho Bank and Mizuho Research & Technologies, Ltd., a wholly-owned subsidiary of Mizuho Bank, concluded an agreement for the two companies to merge, and the transactions were completed on April 1, 2026. The merger was a merger by absorption, with Mizuho Bank as the surviving company and Mizuho Research & Technologies as the dissolving company. There was no distribution or allocation of shares, cash or other consideration in connection with the merger.

Transfer of Mizuho Leasing Common Stock and Subscription for Mizuho Leasing Special Class Stock

On May 14, 2026, we decided to transfer 24,574,200 shares of common stock of Mizuho Leasing Company, Limited to Nippon Steel Kowa Real Estate Co., Ltd. and to acquire 32,000,000 shares of special-class stock to be issued in a third-party allotment capital increase to be conducted by Mizuho Leasing. Both the share transfer and third-party allotment capital increase are scheduled to be implemented, subject to certain conditions, effective July 1, 2026.

Strategic Capital and Business Alliance with Rakuten Bank

On May 20, 2026, Mizuho Bank and Rakuten Bank, Ltd. (“Rakuten Bank”), a consolidated subsidiary of Rakuten Group, Inc., resolved to enter into a strategic capital and business alliance for the purpose of establishing a new credit creation model through collaboration between a megabank and a digital bank (the “Alliance”), and entered into a Capital and Business Alliance Agreement. In conjunction with the Alliance, Mizuho Bank will receive 10.52%, or 23,559,673 shares, of Rakuten Bank’s common shares as consideration for transferring its shares of Rakuten Card Co., Ltd. to Rakuten Bank, subject to certain conditions, on October 1, 2026.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuations, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even if we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. As part of our plan for the three fiscal years ending March 31, 2028, we continue to reduce cross-shareholdings. During the fiscal year ended March 31, 2026, we sold ¥114.6 billion of cross-shareholdings under Japanese GAAP on an acquisition cost basis.

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

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed accordingly to reflect current economic conditions and our expectation of future conditions on a timely basis. For the fiscal year ended March 31, 2026, we used the most recent macroeconomic scenario available during our credit loss estimation process.

The following table shows the major factors of the macroeconomic scenario: the growth rate of gross domestic product of Japan and the United States, and the unemployment rate of Japan.

			(%)
	2026	2027	2028
Real Gross Domestic Product of Japan	1.0	1.4	0.7
Nominal Gross Domestic Product of Japan	3.3	3.1	3.3
Real Gross Domestic Product of United States	2.3	2.0	2.0

	2026	2027	2028
Unemployment rate of Japan	2.5	2.5	2.5

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

Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as the conflict in the Middle East and their ripple effects on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impacts of the conflict in the Middle East on domestic obligors, weakening obligor credit profiles driven by declining earnings, including ripple effects on the automotive supply chain, changes in interest rates, and other sources of economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions, including the forecasted business outlook for specific portfolio segments and the current forecast for the growth rate of gross domestic product and interest rates.

The allowance for credit losses involves significant judgments on a number of matters, including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, the timing and amount of future cash flows, and the development of qualitative adjustments as discussed above. Furthermore, information available at the time of the determination is limited, and it is not possible to eliminate uncertainty. Significant changes in any of the factors underlying our determination of the allowances could materially affect our financial condition and results of operations. For example, in response to the unexpected deterioration of future macroeconomic conditions and the consequent decline in internal risk rating, we may need to increase the allowances with additional charges to earnings. Additionally, changes in economic variables such as gross domestic product, the unemployment rate and real estate prices may not move in a correlated manner as variables may move in opposite directions or differ across portfolios or geography, so the improvement in one factor or input may offset deterioration in others.

We replaced the major factors of the macroeconomic scenario as follows to demonstrate the sensitivity of credit loss estimates to macroeconomic forecasts.

•

An increase of approximately ¥23 billion in allowance for credit losses for domestic corporate segment if the nominal gross domestic product of Japan was decreased by 100 bps for each year within the reasonable and supportable forecast period compared to the nominal gross domestic product of Japan used in the current macroeconomic scenario.

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

Operating Results

The following discussion relates to our operating results for the fiscal years ended March 31, 2025 and 2026. For the discussion on our operating results for the fiscal year ended March 31, 2024, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2024 and 2025, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results” in our annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on June 25, 2025.

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2025 and 2026:

	Fiscal years ended March 31,
	2025	2026
	(in billions of yen)
Interest and dividend income	¥6,167	¥5,976
Interest expense	4,907	4,290

Net interest income	1,260	1,687
Provision (credit) for credit losses	97	188

Net interest income after provision (credit) for credit losses	1,163	1,498
Noninterest income	2,003	2,818
Noninterest expenses	2,407	2,631

Income before income tax expense	759	1,686
Income tax expense	200	360

Net income	560	1,326
Less: Net income (loss) attributable to noncontrolling interests	(34)	168

Net income attributable to MHFG shareholders	¥593	¥1,158

The following is a discussion of major components of our net income attributable to MHFG shareholders for the fiscal years ended March 31, 2025 and 2026.

Net Interest Income

The following table shows the average balances of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2025 and 2026:

	Fiscal years ended March 31,
	2025			2026
	Average balance	Interest amount	Interest rate	Average balance	Interest amount		Interest rate

	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥56,125	¥136	0.24%	¥51,152	¥278		0.54%
Call loans and funds sold	197	1	0.46	150	1		0.69
Receivables under resale agreements and securities borrowing transactions	11,437	86	0.75	14,530	116		0.80
Trading account assets	6,638	98	1.48	7,615	107		1.40
Investments	18,481	125	0.68	18,307	200		1.09
Loans	60,835	748	1.23	61,053	921		1.51

Total interest-earning assets	153,713	1,195	0.78	152,806	1,623		1.06

Deposits	97,231	177	0.18	99,660	358		0.36
Call money and funds purchased	2,393	7	0.30	2,759	17		0.61
Payables under repurchase agreements and securities lending transactions	16,769	550	3.28	22,463	658		2.93
Other short-term borrowings(1)	2,993	18	0.59	2,333	25		1.09
Trading account liabilities	4,062	61	1.50	2,953	50		1.70
Long-term debt	14,488	315	2.17	15,385	379		2.47

Total interest-bearing liabilities	137,935	1,127	0.82	145,551	1,489		1.02

Net	15,778	68	0.00	7,255	134		0.04

Foreign:
Interest-bearing deposits in other banks	16,279	832	5.11	14,543	584		4.01
Call loans and funds sold	747	20	2.71	724	16		2.28
Receivables under resale agreements and securities borrowing transactions	14,726	782	5.31	17,293	702		4.06
Trading account assets	17,061	724	4.24	17,008	659		3.88
Investments	9,343	358	3.84	10,581	369		3.49
Loans	38,452	2,256	5.87	42,435	2,020		4.76

Total interest-earning assets	96,608	4,972	5.15	102,585	4,353		4.24

Deposits	45,379	2,041	4.50	49,697	1,723		3.47
Call money and funds purchased	238	9	3.98	286	8		2.76
Payables under repurchase agreements and securities lending transactions	24,918	1,359	5.45	18,399	738		4.01
Other short-term borrowings(1)	1,673	131	7.85	2,461	112		4.53
Trading account liabilities	1,939	164	8.47	2,029	122		6.00
Long-term debt	1,720	75	4.36	2,286	96		4.20

Total interest-bearing liabilities	75,866	3,780	4.98	75,158	2,801		3.73

Net	20,742	1,192	0.17	27,427	1,553		0.51

Total:
Total interest-earning assets	250,322	6,167	2.46	255,391	5,976	(2)	2.34
Total interest-bearing liabilities	213,801	4,907	2.30	220,709	4,290	(3)	1.94

Net	¥36,520	¥1,260	0.16	¥34,682	¥1,687		0.40

Notes:

(1)	Other short-term borrowings consist of due to trust accounts, commercial paper and any other short-term borrowings.
(2)	Other interest income, which is not separately presented due to immateriality, is included in total interest and dividend income.
(3)	Other interest expense, which is not separately presented due to immateriality, is included in total interest expense.

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Interest and dividend income decreased by ¥191 billion, or 3.1%, from the previous fiscal year, to ¥5,976 billion in the fiscal year ended March 31, 2026. Domestic interest and dividend income accounted for ¥1,623 billion of the total amount, an increase of ¥428 billion from the previous fiscal year. Foreign interest and dividend income accounted for ¥4,353 billion, a decrease of ¥618 billion from the previous fiscal year.

The BOJ decided to encourage the uncollateralized overnight call rate to remain at around 0.5 percent in September 2025. In addition, the BOJ decided to encourage the uncollateralized overnight call rate to remain at around 0.75 percent in December 2025. On the other hand, the yield on newly issued 10-year Japanese government bonds, which is a key long-term interest rate indicator, was 1.490% and 2.354% as of March 31, 2025 and March 31, 2026, respectively. The yield on overseas branches experienced an increase. Under such circumstances, the average yield on domestic loans increased by 0.28 percentage points from the previous fiscal year to 1.51% in the fiscal year ended March 31, 2026, and the average rate on domestic deposits increased by 0.18 percentage points from the previous fiscal year to 0.36% in the fiscal year ended March 31, 2026. The average yield on foreign loans decreased by 1.11 percentage points from the previous fiscal year to 4.76% in the fiscal year ended March 31, 2026, and the average rate on foreign deposits decreased by 1.03 percentage points from the previous fiscal year to 3.47% in the fiscal year ended March 31, 2026.

The increase in domestic interest and dividend income was due mainly to increases in interest income from loans and interest-bearing deposits in other banks. The increase in interest income from loans and interest-bearing deposits in other banks was due mainly to an increase in the average yield. Changes in the average yields on domestic interest-earning assets contributed to an increase in interest and dividend income of ¥435 billion, and changes in the average balance of domestic interest-earning assets contributed to a decrease of ¥7 billion, resulting in the ¥428 billion increase in domestic interest and dividend income.

The decrease in foreign interest and dividend income was due mainly to a decrease in interest income from loans and interest-bearing deposits in other banks. The decrease in interest income from loans and interest-bearing deposits in other banks was due mainly to a decrease in the average yield. Changes in the average yield on foreign interest-earning assets contributed to a decrease in interest and dividend income of ¥926 billion, and changes in the average balance of foreign interest-earning assets contributed to an increase of ¥308 billion, resulting in the ¥618 billion overall decrease in foreign interest and dividend income.

Interest expense decreased by ¥617 billion, or 12.6%, from the previous fiscal year, to ¥4,290 billion in the fiscal year ended March 31, 2026. Domestic interest expense accounted for ¥1,489 billion of the total amount, an increase of ¥362 billion from the previous fiscal year. Foreign interest expense accounted for ¥2,801 billion of the total amount, a decrease of ¥979 billion from the previous fiscal year.

The increase in domestic interest expense was due mainly to an increase in interest expense from deposits, which was primarily a result of an increase in average interest rates. The changes in the average interest rates on domestic interest-bearing liabilities contributed to an increase in interest expense of ¥300 billion, and the changes in the average balance of domestic interest-bearing liabilities contributed to an increase in interest expense of ¥62 billion, resulting in the ¥362 billion overall increase in domestic interest expense.

The decrease in foreign interest expense was due mainly to a decrease in interest expense from payables under repurchase agreements and securities lending transactions and deposits, which was primarily a result of a decrease in average interest rates. The changes in the average interest rates on foreign interest-bearing liabilities contributed to a decrease in interest expense of ¥944 billion, and the changes in the average balance of foreign interest-bearing liabilities contributed to a decrease in interest expense of ¥35 billion, resulting in the ¥979 billion overall decrease in foreign interest expense.

As a result of the foregoing, net interest income increased by ¥427 billion, or 33.9%, from the previous fiscal year, to ¥1,687 billion. The average interest rate spread rose by 0.24 percentage points from the previous fiscal year to 0.40% in the fiscal year ended March 31, 2026. The rise of the average interest rate spread was due mainly to a decline in the average interest rate on interest-bearing liabilities, which more than offset the effect of a decline in the average yield on interest-earning assets.

Provision (Credit) for Credit Losses

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Provision for credit losses increased by ¥92 billion, or 94.4%, from the previous fiscal year, to ¥188 billion in the fiscal year ended March 31, 2026. The increase was due mainly to increases in provision for credit losses on loans to domestic corporate borrowers and foreign borrowers.

Noninterest Income

The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2025 and 2026:

	Fiscal years ended March 31,
	2025	2026

	(in billions of yen)
Fee and commission	¥1,207	¥1,376
Fee and commission from securities-related business	263	307
Fee and commission from deposits	16	15
Fee and commission from lending business	252	299
Fee and commission from remittance business	102	105
Fee and commission from asset management business	127	136
Fee and commission from trust related business	145	169
Fee and commission from agency business	41	41
Fee and commission from guarantee related business	47	51
Fees for other customer services	214	252
Foreign exchange gains (losses)—net	(186)	(41)
Trading account gains (losses)—net	803	103
Investment gains (losses)—net	(186)	961
Debt securities	(5)	(74)
Equity securities	(182)	1,036
Equity in earnings (losses) of equity method investees—net	28	75
Gains on disposal of premises and equipment	72	17
Other noninterest income	265	326

Total noninterest income	¥2,003	¥2,818

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Noninterest income increased by ¥815 billion, or 40.7%, from the previous fiscal year to ¥2,818 billion in the fiscal year ended March 31, 2026. The increase was due mainly to investment gains—net of ¥961 billion compared to investment losses—net of ¥186 billion in the previous fiscal year, offset in part by a decrease in trading account gains—net of ¥701 billion.

Fee and commission

Fee and commission increased by ¥169 billion, or 14.0%, from the previous fiscal year to ¥1,376 billion in the fiscal year ended March 31, 2026. The increase was due mainly to increases in fee and commission from lending business of ¥47 billion and fee and commission from securities-related business of ¥44 billion. The increase in fee and commission from lending business was due mainly to an increase in syndicate loan arrangement fees of a domestic bank subsidiary. The increase in fee and commission from securities-related business was due mainly to an increase in fee and commission from securities-related business at our securities subsidiaries.

Foreign exchange gains (losses)—net

Foreign exchange losses—net decreased by ¥145 billion, or 78.2%, from the previous fiscal year to ¥41 billion in the fiscal year ended March 31, 2026. The decrease was due mainly to fluctuations in foreign exchange rates in the fiscal year ended March 31, 2026.

Trading account gains (losses)—net

Trading account gains—net decreased by ¥701 billion, or 87.2%, from the previous fiscal year to ¥103 billion in the fiscal year ended March 31, 2026. The decrease in trading account gains—net was due mainly to a decrease in gains related to changes in the market value of receive-fixed, pay-variable interest-rate swaps, reflecting a rise in long-term interest rates, and a decrease in gains related to changes in the fair value of our portfolio of foreign currency-denominated securities for which the fair value option was elected. For further information on the fair value option, see note 26 to our consolidated financial statements included elsewhere in this annual report.

Investment gains (losses)—net

Investment gains (losses)—net was a gain of ¥961 billion in the fiscal year ended March 31, 2026 compared to a loss of ¥186 billion in the previous fiscal year, among which investment gains (losses)—net related to equity securities was a gain of ¥1,036 billion in the fiscal year ended March 31, 2026 compared to a loss of ¥182 billion in the previous fiscal year. The change from investment losses—net to investment gains—net related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2026, which mostly reflected the relative strength in market conditions. For further information, see note 3 to our consolidated financial statements included elsewhere in this annual report.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2025 and 2026:

	Fiscal years ended March 31,
	2025	2026

	(in billions of yen)
Salaries and employee benefits	¥883	¥954
General and administrative expenses	827	963
Occupancy expenses	186	196
Fee and commission expenses	254	273
Provision (credit) for credit losses on off-balance-sheet instruments	27	(1)
Other noninterest expenses	230	245

Total noninterest expenses	¥2,407	¥2,631

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Noninterest expenses increased by ¥224 billion, or 9.3%, from the previous fiscal year to ¥2,631 billion in the fiscal year ended March 31, 2026. The increase was due mainly to an increase in salaries and employee benefits of ¥71 billion, or 8.0%, and an increase in general and administrative expenses of ¥136 billion, or 16.5%.

Salaries and employee benefits

Salaries and employee benefits increased by ¥71 billion, or 8.0%, from the previous fiscal year to ¥954 billion in the fiscal year ended March 31, 2026. The increase was due mainly to an increase in personnel expenses at a domestic bank subsidiary, a domestic securities subsidiary and certain U.S. subsidiaries.

General and administrative expenses

General and administrative expenses increased by ¥136 billion, or 16.5%, from the previous fiscal year to ¥963 billion in the fiscal year ended March 31, 2026. The increase was due mainly to increases in property expenses and depreciation and amortization expenses of software at a domestic bank subsidiary.

Income Tax Expense

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2025 and 2026:

	Fiscal years ended March 31,
	2025	2026

	(in billions of yen)
Current:
Domestic(note).	¥93	¥254
Foreign	211	171

Total current tax expense	304	425
Deferred:
Domestic(note)	(101)	(74)
Foreign	(3)	9

Total deferred tax expense (benefit)	(104)	(65)

Total income tax expense	¥200	¥360

Note: For the fiscal year ended March 31, 2026, domestic taxes are disaggregated into National and Local components. For current domestic taxes, National and Local amounted to ¥221 billion and ¥33 billion, respectively. For deferred domestic taxes, National and Local amounted to ¥70 billion and ¥4 billion, respectively.

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Income tax expense increased by ¥160 billion from the previous fiscal year to ¥360 billion in the fiscal year ended March 31, 2026. Current tax expense in the fiscal year ended March 31, 2026 increased by ¥121 billion from the previous fiscal year to ¥425 billion. Deferred tax expense (benefit) was a benefit of ¥65 billion in the fiscal year ended March 31, 2026 compared to a benefit of ¥104 billion in the previous fiscal year. The increase in current tax expense was due mainly to an increase in the taxable income of our principal banking subsidiaries and securities subsidiaries. The change in deferred tax expense (benefit) was due primarily to changes in temporary differences attributable to marketable securities of our principal banking subsidiaries.

We consider the sales of available-for-sale securities and equity securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was immaterial.

The following table shows the components of deferred tax assets (liabilities) as of March 31, 2025 and 2026:

	As of March 31,
	2025	2026

	(in billions of yen)
Deferred tax assets:
Allowance for credit losses	¥288	¥365
Derivative financial instrument	224	409
Lease liabilities	158	166
Trading securities	116	93
Foreign tax credit and payments	112	87
Premises and equipment	46	53
Available-for-sale securities	1	38
Net operating loss carryforwards	151	135
Other	338	325

Gross deferred tax assets	1,436	1,670

Valuation allowance	(216)	(186)

Deferred tax assets, net of valuation allowance	1,220	1,484
Deferred tax liabilities:
Investments	370	606
Prepaid pension cost and accrued pension liabilities	203	213
Right-of-use assets	149	153
Other	189	185

Gross deferred tax liabilities	911	1,157

Net deferred tax assets	¥309	¥328

Net Income (Loss) Attributable to Noncontrolling Interests

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Net income (loss) attributable to noncontrolling interests was income of ¥168 billion in the fiscal year ended March 31, 2026 compared to a loss of ¥34 billion in the previous fiscal year.

Net Income Attributable to MHFG Shareholders

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥565 billion, or 95.2%, from the previous fiscal year to ¥1,158 billion in the fiscal year ended March 31, 2026.

Business Segments Analysis

The following discussion relates to our business segment analysis for the fiscal years ended March 31, 2025 and 2026. For the discussion on our business segment analysis for the fiscal year ended March 31, 2024, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2024 and 2025, please refer to “Item 5. Operating and Financial Review and Prospects—Business Segment Analysis” in our annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on June 25, 2025.

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

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥549.9 billion, compared to the fiscal year ended March 31, 2025, to ¥3,515.6 billion. Consolidated general and administrative expenses for the fiscal year ended March 31, 2026 increased by ¥237.1 billion, compared to the fiscal year ended March 31, 2025, to ¥2,091.7 billion. Consolidated equity in earnings of equity method investees—net for the fiscal year ended March 31, 2026 increased by ¥5.4 billion, compared to the fiscal year ended March 31, 2025, to ¥52.2 billion. Consolidated net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥316.8 billion, compared to the fiscal year ended March 31, 2025, to ¥1,461.1 billion.

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2025(1) :	RBC	CIBC	GCIBC	GMC	AMC	Others(6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others(2)	¥832.1	¥636.7	¥809.3	¥508.6	¥59.8	¥118.9	¥2,965.6
General and administrative expenses(3)	702.3	239.6	463.3	351.7	38.5	58.9	1,854.5
Equity in earnings (losses) of equity method investees—net	10.4	9.6	25.4	—	(3.3)	4.4	46.7
Amortization of goodwill and others	—	0.8	6.0	—	6.1	0.6	13.6

Net business profits (losses)(4) + Net gains (losses) related to ETFs and others	¥140.3	¥405.9	¥365.3	¥156.8	¥11.8	¥63.8	¥1,144.2

Fixed assets(5)	¥603.7	¥171.7	¥224.4	¥101.1	¥—	¥830.3	¥1,931.4

	Mizuho Financial Group (Consolidated)
Fiscal year ended March 31, 2026(1) :	RBC	CIBC	GCIBC	GMC	AMC	Others(6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others(2)	¥984.6	¥739.2	¥856.9	¥664.8	¥73.5	¥196.4	¥3,515.6
General and administrative expenses(3)	756.6	250.5	510.6	404.9	46.2	122.5	2,091.7
Equity in earnings (losses) of equity method investees—net	11.7	11.9	26.8	—	(1.8)	3.7	52.2
Amortization of goodwill and others	2.1	0.8	5.3	—	5.7	1.0	15.0

Net business profits (losses)(4) + Net gains (losses) related to ETFs and others	¥237.5	¥499.7	¥367.7	¥259.9	¥19.6	¥76.4	¥1,461.1

Fixed assets(5)	¥648.9	¥173.8	¥235.3	¥102.4	¥—	¥859.1	¥2,019.6

Notes:

(1)

Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)

“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the fiscal years ended March 31, 2025 and 2026, net gains (losses) related to ETFs and others amounted to ¥45.2 billion and ¥38.3 billion, respectively, of which ¥37.0 billion and ¥30.8 billion are included in GMC, respectively.

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

(5)

“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment—net; Goodwill; Intangible assets; and right-of-use assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet measure that the CODM uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

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

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

RBC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥152.4 billion, or 18.3%, compared to the fiscal year ended March 31, 2025, to ¥984.6 billion. The increase was attributable mainly to an improvement in deposit income due to the rise in JPY interest rates and an increase in profits related to solution business.

General and administrative expenses for the fiscal year ended March 31, 2026 increased by ¥54.3 billion, or 7.7%, compared to the fiscal year ended March 31, 2025, to ¥756.6 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥97.1 billion, or 69.2%, compared to the fiscal year ended March 31, 2025, to ¥237.5 billion.

CIBC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥102.5 billion, or 16.1%, compared to the fiscal year ended March 31, 2025, to ¥739.2 billion. The increase was attributable mainly to an improvement in deposit income due to the rise in JPY interest rates and increases in profits related to solution business and securities business income.

General and administrative expenses for the fiscal year ended March 31, 2026 increased by ¥10.9 billion, or 4.5%, compared to the fiscal year ended March 31, 2025, to ¥250.5 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥93.8 billion, or 23.1%, compared to the fiscal year ended March 31, 2025, to ¥499.7 billion.

GCIBC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥47.6 billion, or 5.8%, compared to the fiscal year ended March 31, 2025, to ¥856.9 billion. The increase was attributable mainly to increases in capital market-related income and credit-related fees.

General and administrative expenses for the fiscal year ended March 31, 2026 increased by ¥47.3 billion, or 10.2%, compared to the fiscal year ended March 31, 2025, to ¥510.6 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥2.3 billion, or 0.6%, compared to the fiscal year ended March 31, 2025, to ¥367.7 billion.

GMC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥156.2 billion, or 30.7%, compared to the fiscal year ended March 31, 2025, to ¥664.8 billion. The increase was attributable mainly to an increase in profits from the sales and trading business in the Americas and an improvement in banking income.

General and administrative expenses for the fiscal year ended March 31, 2026 increased by ¥53.1 billion, or 15.1%, compared to the fiscal year ended March 31, 2025, to ¥404.9 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥103.0 billion, or 65.7%, compared to the fiscal year ended March 31, 2025, to ¥259.9 billion.

AMC

Gross profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥13.7 billion, or 22.9%, compared to the fiscal year ended March 31, 2025, to ¥73.5 billion. The increase was attributable mainly to revenue related to assets under management of our subsidiaries.

General and administrative expenses for the fiscal year ended March 31, 2026 increased by ¥7.7 billion, or 20.1%, compared to the fiscal year ended March 31, 2025, to ¥46.2 billion.

As a result, net business profits + net gains related to ETFs and others for the fiscal year ended March 31, 2026 increased by ¥7.7 billion, or 65.5%, compared to the fiscal year ended March 31, 2025, to ¥19.6 billion.

Geographical Segment Analysis

The following discussion relates to our geographical segment analysis for the fiscal years ended March 31, 2025 and 2026. For the discussion on our geographical segment analysis for the fiscal year ended March 31, 2024, including certain comparative discussion on our operating results for the fiscal years ended March 31, 2024 and 2025, please refer to “Item 5. Operating and Financial Review and Prospects—Geographical Segment Analysis” in our annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on June 25, 2025.

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

		Americas			Asia/Oceania excluding Japan, and others
	Japan	United States	Others	Europe		Total

	(in billions of yen)
Fiscal year ended March 31, 2025:
Total revenue(1)	¥2,151	¥3,725	¥247	¥841	¥1,207	¥8,170
Total expenses(2)	2,681	2,702	297	902	828	7,411

Income (loss) before income tax expense (benefit)	(530)	1,023	(50)	(62)	378	759

Net income (loss)	¥(521)	¥926	¥(59)	¥(91)	¥305	¥560

Total assets at end of fiscal year	¥171,684	¥58,654	¥3,990	¥19,835	¥22,578	¥276,741
Fiscal year ended March 31, 2026:
Total revenue(1)	¥3,468	¥3,299	¥226	¥796	¥1,005	¥8,794
Total expenses(2)	3,226	2,110	212	794	767	7,109

Income before income tax expense	242	1,189	14	2	238	1,686

Net income (loss)	¥62	¥1,112	¥6	¥(26)	¥172	¥1,326

Total assets at end of fiscal year	¥175,802	¥64,060	¥5,036	¥23,341	¥26,658	¥294,896

Notes:

(1)	Total revenue includes interest and dividend income and noninterest income.
(2)	Total expenses include interest expense, provision (credit) for credit losses and noninterest expenses.

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

In the fiscal year ended March 31, 2026, we recorded a net loss in Europe. Among the geographical regions in which we recorded net income, 4.6% of our net income was derived from Japan, 82.3% from the United States, 0.4% from the Americas excluding the United States, and 12.7% from Asia/Oceania excluding Japan, and others. At March 31, 2026, 59.6% of total assets were allocated to Japan, 21.7% to the United States, 1.7% to the Americas excluding the United States, 7.9% to Europe and 9.0% to Asia/Oceania excluding Japan, and others.

In Japan, total revenue increased by ¥1,317 billion from the previous fiscal year due primarily to a change from investment losses related to equity securities to investment gains related to equity securities. The change from investment losses related to equity securities to investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the fiscal year ended March 31, 2026, which mostly reflected the relative strength in market conditions. Total expenses increased by ¥545 billion from the previous fiscal year due mainly to increases in expenses on deposits and payables under repurchase agreements and securities lending transactions. In addition, we recorded an income tax expense of ¥180 billion in Japan in the fiscal year ended March 31, 2026 compared to an income tax benefit of ¥8 billion in the previous fiscal year. As a result, we recorded net income of ¥62 billion in Japan in the fiscal year ended March 31, 2026 compared to net loss of ¥521 billion in the previous fiscal year. Total assets in Japan increased by ¥4,118 billion due primarily to increases in trading account assets and investments, offset in part by a decrease in interest-bearing deposits in other banks.

In the United States, total revenue decreased by ¥425 billion from the previous fiscal year due primarily to decreases in interest income from interest-bearing deposits in other banks and trading account gains—net. The decrease in interest income from interest-bearing deposits in other banks was due mainly to decreases in the average balance and the average yield of interest-bearing deposits in other banks. The decrease in trading account gains—net was due mainly to a decrease in gains on derivative instruments based on foreign exchange contracts held for trading purposes in foreign subsidiaries. Total expenses decreased by ¥592 billion due mainly to a decrease in expenses on payables under repurchase agreements and securities lending transactions. As a result, net income in the United States increased by ¥186 billion. Total assets in the United States increased by ¥5,406 billion due primarily to an increase in receivables under resale agreements.

In the Americas excluding the United States, total revenue decreased by ¥21 billion from the previous fiscal year due primarily to a change from trading account gains—net to trading account losses—net, offset in part by an increase in other noninterest income and a change from foreign exchange losses—net to foreign exchange gains—net. Total expenses decreased by ¥85 billion due mainly to a decrease in expenses on deposits. As a result, we recorded net income of ¥6 billion in the Americas excluding the United States in the fiscal year ended March 31, 2026 compared to net loss of ¥59 billion in the previous fiscal year. Total assets in the Americas excluding the United States increased by ¥1,046 billion due primarily to increases in investments and trading account assets.

In Europe, total revenue decreased by ¥45 billion from the previous fiscal year due primarily to a decrease in interest income from loans, including fees. Total expenses decreased by ¥109 billion due mainly to a decrease in expenses on deposits. As a result, net loss in Europe decreased by ¥65 billion. Total assets in Europe increased by ¥3,506 billion due primarily to increases in trading account assets and loans.

In Asia/Oceania excluding Japan, and others, total revenue decreased by ¥201 billion from the previous fiscal year due primarily to decreases in interest income from loans, including fees and trading account assets. Total expenses decreased by ¥61 billion due mainly to a decrease in expenses on trading account liabilities. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥133 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥4,080 billion due primarily to increases in loans and trading account assets.

Financial Condition

Assets

Our assets as of March 31, 2025 and 2026 were as follows:

	As of March 31,		Increase (decrease)
	2025	2026
	(in billions of yen)
Cash and due from banks	¥2,292	¥2,699	¥407
Interest-bearing deposits in other banks	71,144	59,907	(11,236)
Call loans and funds sold	776	1,047	271
Receivables under resale agreements	28,109	30,572	2,463
Receivables under securities borrowing transactions	2,078	1,761	(318)
Trading account assets	37,598	48,696	11,098
Investments	24,764	33,486	8,722
Loans	99,257	105,836	6,579
Allowance for credit losses on loans	(816)	(757)	59

Loans, net of allowance	98,441	105,079	6,638
Premises and equipment—net	1,814	1,823	9
Due from customers on acceptances	274	391	117
Accrued income	673	719	46
Goodwill	164	213	50
Intangible assets	35	42	7
Deferred tax assets	345	379	33
Other assets	8,234	8,082	(152)

Total assets	¥276,741	¥294,896	¥18,155

Total assets increased by ¥18,155 billion from March 31, 2025 to ¥294,896 billion as of March 31, 2026. The increase was due mainly to increases of ¥11,098 billion in trading account assets, ¥8,722 billion in investments, ¥6,638 billion in loans, net of allowance and ¥2,463 billion in receivables under resale agreements, offset in part by a decrease of ¥11,236 billion in interest-bearing deposits in other banks.

Loans

Loans outstanding

The following table shows our loans outstanding as of March 31, 2025 and 2026:

	As of March 31,				Increase (decrease)
	2025		2026
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥45,879	46.2%	¥50,573	47.8%	¥4,694	1.6%
Small and medium-sized companies	2,746	2.8	2,727	2.6	(19)	(0.2)
Retail:
Housing loan	6,822	6.9	6,630	6.3	(191)	(0.6)
Others	1,275	1.3	1,195	1.1	(80)	(0.2)
Sovereign	3,693	3.7	552	0.5	(3,141)	(3.2)
Banks and other financial institutions	867	0.9	1,065	1.0	198	0.1

Total domestic	61,282	61.7	62,742	59.3	1,460	(2.4)
Foreign:
Corporate(1)	33,934	34.2	38,547	36.4	4,613	2.2
Retail	10	0.0	13	0.0	3	0.0
Sovereign	781	0.8	945	0.9	164	0.1
Banks and other financial institutions	3,251	3.3	3,590	3.4	339	0.1

Total foreign	37,975	38.3	43,094	40.7	5,119	2.4

Total loans before allowance for credit losses on loans	¥99,257	100.0%	¥105,836	100.0%	¥6,579	—

Note:

(1)	Corporate of foreign included ¥166 billion and ¥169 billion of lease receivables that were receivables arising from direct financing leasing as of March 31, 2025 and 2026, respectively.

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. The total amounts of unearned income and deferred net nonrefundable loan fees and costs were ¥284 billion and ¥312 billion as of March 31, 2025 and 2026, respectively.

Total loans before allowance for credit losses on loans increased by ¥6,579 billion from March 31, 2025 to ¥105,836 billion as of March 31, 2026. Loans to domestic borrowers increased by ¥1,460 billion from March 31, 2025 to ¥62,742 billion as of March 31, 2026 due mainly to an increase in loans to large companies, offset in part by a decrease in sovereign borrowers.

Loans to foreign borrowers increased by ¥5,119 billion from March 31, 2025 to ¥43,094 billion as of March 31, 2026 due mainly to an increase in loans to corporate borrowers.

Within our loan portfolio, the proportion of loans to domestic borrowers against total loans decreased from 61.7% to 59.3%, while that of loans to foreign borrowers against total loans increased from 38.3% to 40.7%. Loans to foreign borrowers were regionally diversified.

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

We do not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with our nonaccrual and past due policies for loans. The amount of accrued interest receivables was ¥239 billion and ¥245 billion at March 31, 2025 and 2026, respectively, and included in accrued income.

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

Loan modifications

Restructuring efforts are made through our various business revitalization support measures conducted based on requests from borrowers that are in a weakened state that require some form of support. When confronted with the decision of whether to agree to business revitalization support, which includes forgiveness of debt (including debt to equity swaps), reductions in stated interest rates to below market levels and postponement of payment of principal and/or interest (other than insignificant extensions), we carefully consider whether it is beneficial to our shareholders and depositors based on various factors such as whether (i) a legal reorganization process would significantly damage the obligor’s business value such that there is a fear that the obligor will not be able to restructure its business, (ii) the restructuring plan is appropriate and is economically rational from the viewpoint of minimizing our losses compared to other processes, (iii) both the management and shareholders of the obligor will clearly bear responsibility, and (iv) the allocation of losses among creditors is rational and highly justifiable. The triggers and factors that we review to identify restructured loans are modifications imposed by law or a court of law and alterations based on agreement with the borrower such as the reduction of the stated interest rate and forgiveness of debt (including debt to equity swaps), and we consider restructured loans, with respect to which concessions that it would not otherwise consider were granted to borrowers experiencing financial difficulty. We consider the relevant obligor to be in financial difficulty when its rating based on our internal rating system is E2 or below. The types of concessions that we would not otherwise consider include the various forms of business revitalization support described above. In general, modified loans to borrowers experiencing financial difficulty will return to accrual loans when we determine that the borrower poses no problems regarding current certainty of debt fulfillment, i.e., the borrower qualifies for a rating of D or above based on our internal rating system.

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

Balance of nonaccrual loans

The following table shows our nonaccrual loans as of March 31, 2025 and 2026:

	As of March 31,
	2025		2026		Increase (decrease)
	Nonaccrual loans	Ratio to total loans	Nonaccrual loans	Ratio to total loans	Nonaccrual loans	Ratio to total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥800	1.7%	¥558	1.1%	¥(242)	(0.6)%
Small and medium-sized companies	92	3.4	86	3.1	(7)	(0.3)
Retail:
Housing loan	30	0.4	28	0.4	(3)	0.0
Others	43	3.4	41	3.4	(2)	0.0

Total domestic	965	1.6	712	1.1	(253)	(0.5)
Foreign	96	0.3	187	0.4	91	0.1

Total nonaccrual loans	¥1,062	1.1	¥899	0.9	¥(162)	(0.2)

Total nonaccrual loans decreased by ¥162 billion, or 15.3%, from March 31, 2025 to ¥899 billion as of March 31, 2026. Nonaccrual loans to domestic borrowers decreased by ¥253 billion due mainly to a decrease in nonaccrual loans to large companies. Nonaccrual loans to foreign borrowers increased by ¥91 billion. The relative impact of foreign currency fluctuations on such amount was immaterial.

Reflecting the aforementioned change, the percentage of nonaccrual loans within total loans decreased from 1.1% as of March 31, 2025 to 0.9% as of March 31, 2026. The percentage of nonaccrual loans net of allowance for credit losses on loans to total loans net of allowance for credit losses on loans decreased from 0.25% as of March 31, 2025 to 0.14% as of March 31, 2026 due to a decrease in nonaccrual loans net of allowance for credit losses on loans and an increase in total loans net of allowance for credit losses on loans.

Allowance for Credit Losses on Loans

Calculation of allowance for credit losses on loans

Each reporting period, we make adjustments to the allowance for credit losses on loans through provision (credit) for credit losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, we charge off loans when we determine that the obligor should be classified as substantially bankrupt or bankrupt. See the table above in “—Nonaccrual Loans—General” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, we separately monitor the credit quality of each obligor without using time-based triggers.

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

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for our business plan. If the scenarios are not reflective of management’s expectations, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet instruments. The macroeconomic scenario is updated semi-annually in principle and is reviewed to reflect current economic conditions and our expectation of future conditions on a timely basis. For March 31, 2025 and 2026, we used the most recent macroeconomic scenario available during our credit loss estimation process.

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

The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, calculated using the discounted cash flow (“DCF”) method, which considers the restructuring effect and subsequent payment default with respect to modified loans to borrowers experiencing financial difficulty, discounted at the loan’s post-modification contractual effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that we obtain for loans consists primarily of real estate. In obtaining the collateral, we evaluate the fair value of the collateral and its legal enforceability. We also perform subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an internal appraisal department which is independent from our loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, we generally engage third-party appraisers to perform the valuation.

Our methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as the conflict in the Middle East and their ripple effects on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, we incorporated the estimated impacts of the conflict in the Middle East on domestic obligors, weakening obligor credit profiles driven by declining earnings, including ripple effects on the automotive supply chain, changes in interest rates, and other sources of economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions, including the forecasted business outlook for specific portfolio segments and the current forecast for the growth rate of gross domestic product and interest rates.

Balance of allowance for credit losses on loans

The following table summarizes changes in our allowance for credit losses on loans in the fiscal years ended March 31, 2025 and 2026:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign(2)	Total
	(in millions of yen)
Fiscal year ended March 31, 2025
Balance at beginning of fiscal year	¥564	¥56	¥—	¥—	¥130	¥750

Provision (credit) for credit losses on loans	84	(1)	—	—	12	96

Charge-offs	(19)	(6)	—	—	(24)	(48)

Recoveries	10	1	—	—	10	20
Net charge-offs	(9)	(5)	—	—	(14)	(28)

Others(1)	—	—	—	—	(2)	(2)

Balance at end of fiscal year	¥639	¥50	¥—	¥—	¥127	¥816

Fiscal year ended March 31, 2026
Balance at beginning of fiscal year	¥639	¥50	¥—	¥—	¥127	¥816

Provision (credit) for credit losses on loans	144	1	—	—	43	188

Charge-offs	(250)	(4)	—	—	(19)	(273)

Recoveries	5	1	—	—	1	6
Net charge-offs	(245)	(3)	—	—	(19)	(267)

Others(1)	—	—	—	—	19	19

Balance at end of fiscal year	¥539	¥48	¥—	¥1	¥170	¥757

Notes:

(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total foreign consist of corporate.

Allowance for credit losses on loans decreased by ¥59 billion, or 7.3%, from March 31, 2025 to ¥757 billion as of March 31, 2026 due mainly to charge-offs of loans to certain domestic corporate borrowers, offset in part by provision for credit losses on loans to domestic corporate borrowers. As a result, the percentage of allowance for credit losses on loans against total loans decreased by 0.10 percentage points to 0.72%.

Provision for credit losses on loans increased by ¥93 billion from the fiscal year ended March 31, 2025 to ¥188 billion for the fiscal year ended March 31, 2026. The increase was due mainly to increases in provision for credit losses on loans to domestic corporate borrowers and foreign borrowers.

Charge-offs increased by ¥225 billion from the fiscal year ended March 31, 2025 to ¥273 billion for the fiscal year ended March 31, 2026. The increase was due mainly to charge-offs of loans to certain domestic corporate borrowers.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which as of March 31, 2025 and 2026 were as follows:

	As of March 31,						Increase (decrease)
	2025			2026
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥8,379	¥8,362	¥(16)	¥14,978	¥14,925	¥(53)	¥6,599	¥6,562	¥(37)
Other than Japanese government bonds	6,736	6,696	(40)	6,994	6,924	(70)	258	228	(30)

Total	¥15,115	¥15,059	¥(56)	¥21,972	¥21,849	¥(123)	¥6,857	¥6,790	¥(67)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥419	¥400	¥(20)	¥420	¥393	¥(26)	¥—	¥(7)	¥(7)
Agency mortgage-backed securities	3,766	3,628	(139)	4,433	4,318	(115)	667	690	24

Total	¥4,186	¥4,027	¥(158)	¥4,852	¥4,711	¥(141)	¥667	¥684	¥17

Available-for-sale securities measured at fair value increased by ¥6,790 billion from March 31, 2025 to ¥21,849 billion as of March 31, 2026. The increase was due primarily to our purchases of Japanese government bonds, offset in part by our sales, and redemptions by the Japanese government, of Japanese government bonds. Held-to-maturity securities measured at amortized cost increased by ¥667 billion from March 31, 2025 to ¥4,852 billion as of March 31, 2026. See note 3 to our consolidated financial statements included elsewhere in this annual report for details of other investments included within investments.

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

Fluctuations in long-term interest rates lead to changes in the fair value of our portfolio of debt securities, a majority of which consists of Japanese government bonds. As of March 31, 2026, we had a total of ¥21,849 billion of available-for-sale securities measured at fair value within our investments, of which ¥14,925 billion were Japanese government bonds. We had ¥15,059 billion and ¥21,849 billion of available-for-sale securities measured at fair value as of March 31, 2025 and 2026, respectively, and net unrealized losses of ¥56 billion and ¥123 billion were reflected in accumulated other comprehensive income, net of tax, as of such dates, respectively. As the negative interest rate policy of the Bank of Japan that started in February 2016 ended in March 2024 and interest rates have been raised gradually since then and the resulting fluctuations in interest rates may have a substantial impact on the value of our Japanese government bonds portfolio, in order to prepare for the risk of sudden and significant future interest rate change, we continue to manage our Japanese government bonds portfolio conservatively by managing the average remaining period of our portfolio and strengthening risk management, including through the use of internal stress tests. Based on aggregated non-consolidated figures of our principal banking subsidiaries on a managerial accounting basis under Japanese GAAP after taking into account hedging activities, the average remaining period of our Japanese government bond portfolio included in available-for-sale securities within our investments and excluding held-to-maturity securities as of March 31, 2026 was approximately 0.9 years compared to 1.0 years as of March 31, 2025.

Risk management related to our securities portfolio continues to be a key focus in light of the increase in instability and uncertainty in the global economy in recent years.

Trading Account Assets

Trading account assets increased by ¥11,098 billion from March 31, 2025 to ¥48,696 billion as of March 31, 2026. The increase was due mainly to an increase in the market value of receive-variable, pay-fixed derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates.

Liabilities

The following table shows our liabilities as of March 31, 2025 and 2026:

	As of March 31,		Increase (decrease)
	2025	2026

	(in billions of yen)
Deposits	¥173,791	¥179,038	¥5,248
Due to trust accounts	303	302	(1)
Call money and funds purchased	2,745	3,192	446
Payables under repurchase agreements	38,395	37,732	(663)
Payables under securities lending transactions	1,675	2,067	392
Other short-term borrowings	5,537	2,923	(2,614)
Trading account liabilities	21,208	28,802	7,594
Bank acceptances outstanding	274	391	117
Income taxes payable	133	239	106
Deferred tax liabilities	37	51	14
Accrued expenses	571	671	100
Long-term debt	14,914	20,839	5,924
Other liabilities	6,608	7,171	563

Total liabilities	¥266,191	¥283,418	¥17,226

Total liabilities increased by ¥17,226 billion from March 31, 2025 to ¥283,418 billion as of March 31, 2026. The increase was due primarily to increases of ¥7,594 billion in trading account liabilities, ¥5,924 billion in long-term debt and ¥5,248 billion in deposits, offset in part by a decrease of ¥2,440 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2025 and 2026:

	As of March 31,		Increase (decrease)
	2025	2026

	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥31,705	¥31,456	¥(249)
Interest-bearing deposits	95,655	98,319	2,665

Total domestic deposits	127,360	129,775	2,416

Foreign:
Noninterest-bearing deposits	2,643	2,987	344
Interest-bearing deposits	43,788	46,276	2,488

Total foreign deposits	46,431	49,263	2,832

Total deposits	¥173,791	¥179,038	¥5,248

Total deposits increased by ¥5,248 billion from March 31, 2025 to ¥179,038 billion as of March 31, 2026. Domestic deposits increased by ¥2,416 billion from March 31, 2025 to ¥129,775 billion as of March 31, 2026. Domestic noninterest-bearing deposits decreased by ¥249 billion from March 31, 2025 to ¥31,456 billion as of March 31, 2026. Domestic interest-bearing deposits increased by ¥2,665 billion from March 31, 2025 to ¥98,319 billion as of March 31, 2026 due mainly to increases in ordinary deposits and other deposits. Foreign deposits increased by ¥2,832 billion from March 31, 2025 to ¥49,263 billion as of March 31, 2026 due mainly to an increase in time deposits.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2025 and 2026:

	As of March 31,						Increase (decrease)
	2025			2026
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

	(in billions of yen)
Due to trust accounts	¥303	¥—	¥303	¥302	¥—	¥302	¥(1)	¥—	¥(1)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	27,644	15,171	42,815	22,846	20,145	42,991	(4,798)	4,973	176
Other short-term borrowings	3,072	2,465	5,537	854	2,069	2,923	(2,218)	(396)	(2,614)

Total short-term borrowings	¥31,020	¥17,636	¥48,656	¥24,002	¥22,214	¥46,216	¥(7,017)	¥4,577	¥(2,440)

Total short-term borrowings decreased by ¥2,440 billion from March 31, 2025 to ¥46,216 billion as of March 31, 2026. Domestic short-term borrowings decreased by ¥7,017 billion due mainly to decreases in payables under repurchase agreements and other short-term borrowings. Foreign short-term borrowings increased by ¥4,577 billion due mainly to an increase in payables under repurchase agreements.

Trading Account Liabilities

Trading account liabilities increased by ¥7,594 billion from March 31, 2025 to ¥28,802 billion as of March 31, 2026. The increase was due mainly to an increase in the market value of receive-fixed, pay-variable derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates.

Equity

The following table shows a breakdown of equity as of March 31, 2025 and 2026:

	As of March 31,		Increase (decrease)
	2025	2026

	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,799	¥5,767	¥(32)
Retained earnings	3,344	4,066	722
Accumulated other comprehensive income, net of tax	932	1,338	406
Treasury stock, at cost	(9)	(312)	(302)

Total MHFG shareholders’ equity	10,065	10,860	795
Noncontrolling interests	485	618	134

Total equity	¥10,550	¥11,478	¥928

Total equity increased by ¥928 billion from March 31, 2025 to ¥11,478 billion as of March 31, 2026 due mainly to increases in retained earnings and accumulated other comprehensive income, net of tax, offset in part by an increase in treasury stock, at cost.

Retained earnings increased by ¥722 billion from March 31, 2025 to ¥4,066 billion as of March 31, 2026. The increase was due primarily to net income attributable to MHFG shareholders for the fiscal year ended March 31, 2026 of ¥1,158 billion, offset in part by dividend payments of ¥369 billion and a decrease of ¥67 billion as a result of the cancellation of common stock.

Accumulated other comprehensive income, net of tax, increased by ¥406 billion from March 31, 2025 to ¥1,338 billion as of March 31, 2026. The increase was due primarily to foreign currency translation adjustments of ¥306 billion and defined benefit plan adjustments of ¥154 billion.

Noncontrolling interests increased by ¥134 billion from March 31, 2025 to ¥618 billion as of March 31, 2026. The increase was due mainly to increases in net assets and the share of noncontrolling shareholders of certain investment funds that we consolidate.

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

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥5,248 billion, or 3.0%, from March 31, 2025 to ¥179,038 billion as of March 31, 2026.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise senior and subordinated long-term debt for the purpose of improving our total loss absorbing capacity and capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of May 31, 2026:

As of May 31, 2026
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

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee and our President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of March 31, 2026, the balance of Japanese government bonds included within our investments and measured at fair value was ¥14.9 trillion (excluding held-to-maturity securities), and a majority of this amount was classified as the principal component of liquidity reserve assets.

Under the regulatory liquidity requirements in Japan that consist of the liquidity coverage ratio (“LCR”) standard and the net stable funding ratio (“NSFR”) standard, the regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of Mizuho Bank, each for the three months ended March 31, 2026, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated NSFR data of Mizuho Bank, each as of March 31, 2026. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.

Liquidity Coverage Ratio (LCR)

For the three months ended March 31, 2026
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥80,989
Net cash outflows (weighted)	65,724
LCR	123.2%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥78,132
Net cash outflows (weighted)	63,087
LCR	123.8%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥76,248
Net cash outflows (weighted)	61,006
LCR	125.0%

Net Stable Funding Ratio (NSFR)

As of March 31, 2026
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	¥121,395
Required stable funding (weighted)	107,440
NSFR	112.9%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	¥116,112
Required stable funding (weighted)	101,223
NSFR	114.7%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	¥110,917
Required stable funding (weighted)	95,457
NSFR	116.1%

Since the end of December 31, 2025, Mizuho Trust and Banking has ceased to be subject to regulatory liquidity requirements because of its reclassification, for purposes of regulatory capital requirements, from a bank with international operations subject to international standards to a bank with only domestic operations subject to domestic standards.

For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity.”

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2025 and 2026:

	As of March 31,		Increase (decrease)
	2025	2026

	(in billions of yen)
Guarantees:
Performance guarantees	¥4,100	¥4,777	¥676
Guarantees on loans	220	244	24
Guarantees on securities	92	131	39
Other guarantees	3,309	3,793	484
Guarantees for the repayment of trust principal	11	7	(3)
Liabilities of trust accounts	330	404	74
Derivative financial instruments	80,505	75,897	(4,608)

	As of March 31,		Increase (decrease)
	2025	2026

	(in billions of yen)
Commitments:
Commitments to extend credit	¥119,733	¥130,737	¥11,003
Commercial letters of credit	1,829	1,879	50

Total commitments	¥121,562	¥132,615	¥11,053

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

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2026:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥50,757	¥985	¥653	¥272	¥887	¥377	¥53,931
Certificates of deposit	11,550	195	170	—	—	—	11,915
Long-term debt	4,984	2,603	1,228	1,363	2,067	8,593	20,839
Operating leases	75	61	57	51	38	270	552

Total(1)(2)	¥67,366	¥3,843	¥2,109	¥1,686	¥2,992	¥9,240	¥87,236

Notes:

(1)

Contributions to our pension plans, which are not included in the above table, are expected to be approximately ¥20 billion in the fiscal year ending March 31, 2027, based on the current funded status and expected asset return assumptions. For further information, see note 20 to our consolidated financial statements included elsewhere in this annual report.

(2)

Unrecognized tax benefits, which are not included in the above table, were ¥5.4 billion, of which ¥1.7 billion was interest and penalties, as of March 31, 2026. For further information, see note 19 to our consolidated financial statements included elsewhere in this annual report.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

The capital adequacy guidelines applicable to Japanese banks and bank holding companies each with international and domestic operations supervised by the Financial Services Agency, including us, require them to measure and apply capital charges with respect to their credit risk, market risk and operational risk.

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

As a bank and bank holding company with international operations, Mizuho Bank is required to have a minimum Common Equity Tier 1 capital ratio of 4.5%, Tier 1 capital ratio of 6.0%, and total capital ratio of 8.0% on both a consolidated and non-consolidated basis, and Mizuho Financial Group is required to have the same minimum Common Equity Tier 1 capital ratio, Tier 1 capital ratio, and total capital ratio on a consolidated basis. Since transitioning to a domestic standard applied to a bank with only domestic operations from December 31, 2025, Mizuho Trust & Banking is required to have, on both a consolidated and non-consolidated basis, a minimum Core capital ratio of 4.0%, and a minimum Common Equity Tier 1 capital ratio of 4.5% , which is calculated on the assumption that it is a bank with international operations, to continue using the advanced internal ratings-based approach for the calculation of credit risk.

In addition, as a bank and bank holding company with international operations, we are also subject to capital conservation buffers and countercyclical buffers, and Mizuho Financial Group is also subject to additional loss absorbency requirements for a global systemically important bank (“G-SIB”) and domestic systemically important bank (“D-SIB”). These buffer requirements must be met with Common Equity Tier 1 capital. The capital conservation buffer and the additional loss absorbency requirements currently applicable to us are 2.5% and 1.0%, respectively. The countercyclical buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures, which, ranging from 0% to 2.5%, would be imposed on banking organizations, subject to national discretion by the respective regulatory authorities. Since transitioning to a domestic standard applied to a bank with only domestic operations from December 31, 2025, Mizuho Trust & Banking is no longer subject to the capital conservation buffers and countercyclical buffer requirements. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

We, as a bank and bank holding company with international operations, are required to maintain a minimum leverage ratio of 3.15% from April 1, 2024. In addition, Mizuho Financial Group is subject to the leverage ratio buffer requirement for G-SIBs of 0.55% from April 1, 2024, and thus the minimum leverage ratio requirement together with the minimum leverage ratio buffer requirement applicable to Mizuho Financial Group from April 1, 2024 is 3.70% in total. The leverage ratio is a measure of non-risk based capital adequacy that is calculated by dividing Tier 1 capital (as numerator) by the total exposure (denominator), with adjustments made to on- and off-balance assets. Since transitioning to a domestic standard applied to a bank with only domestic operations from December 31, 2025, Mizuho Trust & Banking is no longer subject to the leverage ratio requirements. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio.”

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

Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios

Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31, 2025 and 2026, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2025	March 31, 2026
	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥9,506.2	¥10,650.5	¥1,144.2
Additional Tier 1 capital	1,741.9	2,083.0	341.0

Tier 1 capital	11,248.2	12,733.5	1,485.3
Tier 2 capital	1,507.5	1,519.2	11.6

Total capital	¥12,755.7	¥14,252.8	¥1,497.0

Risk-weighted assets	¥71,844.4	¥80,925.3	¥9,080.9
CET1 capital ratio	13.23%	13.16%	(0.07%)
Required CET1 capital ratio(1)	8.11%	8.13%	0.02%
Tier 1 capital ratio	15.65%	15.73%	0.08%
Required Tier 1 capital ratio(1)	9.61%	9.63%	0.02%
Total capital ratio	17.75%	17.61%	(0.14%)
Required total capital ratio(1)	11.61%	11.63%	0.02%
CET1 available after meeting the bank’s minimum capital requirements	8.73%	8.66%	(0.07%)
Total Exposure(2)	¥235,543.8	¥261,045.7	¥25,501.9
Leverage ratio(3)	4.77%	4.87%	0.10%
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	26.86%	26.38%	(0.48%)
External TLAC ratio (total exposure basis, including capital buffers)(4)	9.29%	9.30%	0.01%

Notes:

(1)

The required ratios described above, as of March 31, 2025 and 2026, include the capital conservation buffer of 2.5%, the countercyclical buffer of 0.11% and 0.13%, respectively, and the additional loss absorbency requirements for G-SIBs and D-SIBs of 1.00%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk-weighted assets. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)	As of March 31, 2025 and 2026, our total exposures (excluding the impact of any applicable exemption of deposits with the Bank of Japan) were ¥291,989.8 billion and ¥309,313.2 billion, respectively.
(3)	As of March 31, 2025 and 2026, our leverage ratios on a consolidated basis (excluding the impact of any applicable exemption of deposits with the Bank of Japan) were 3.85% and 4.11%, respectively.
(4)

As of March 31, 2025 and 2026, our external TLAC ratios on a total exposure basis (excluding the impact of any applicable exemption of deposits with the Bank of Japan) were 7.49% and 7.85%, respectively.

Our total capital ratio as of March 31, 2026 was 17.61%, a decrease of 0.14% points compared to March 31, 2025. Our Tier 1 capital ratio as of March 31, 2026 was 15.73%, an increase of 0.08% points compared to March 31, 2025. Our Common Equity Tier 1 capital ratio as of March 31, 2026 was 13.16%, a decrease of 0.07% points compared to March 31, 2025. The decrease in our total capital ratio and Common Equity Tier 1 capital ratio was due mainly to an increase in risk-weighted assets, partially offset by an increase in capital. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2026.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2025 and 2026, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2025	March 31, 2026
Mizuho Bank
Common Equity Tier 1 capital ratio	11.42%	11.57%	0.15%
Tier 1 capital ratio	14.06%	14.38%	0.32%
Total capital ratio	16.27%	16.38%	0.11%
Leverage ratio	4.26%	4.43%	0.17%
Mizuho Trust & Banking(1)
Common Equity Tier 1 capital ratio	31.60%	—	—
Tier 1 capital ratio	31.60%	—	—
Total capital ratio	31.60%	—	—
Leverage ratio	13.49%	—	—
Core capital ratio	—	29.28%	—

Notes:

(1)

Since transitioning to a domestic standard applied to a bank with only domestic operations from December 31, 2025, Mizuho Trust & Banking is required to have a minimum Core ratio of 4.0% and is no longer subject to the leverage ratio requirements.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2026.

Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidated basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2026, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.

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

	As of and for the fiscal year ended March 31, 2026
	Total MHFG shareholders’ equity	Net income attributable to MHFG shareholders
	(in billions of yen)
U.S. GAAP	¥10,859.6	¥1,158.0
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	14.4	579.1
2. Investments	(132.0)	(692.1)
3. Loans	313.3	8.4
4. Allowances for credit losses on loans and off-balance-sheet instruments	270.3	83.7
5. Premises and equipment	(49.4)	38.3
6. Land revaluation	117.4	(5.4)
7. Business combinations	(110.4)	(10.5)
8. Pension liabilities	47.0	49.0
9. Consolidation of variable interest entities	111.2	(52.5)
10. Deferred taxes	(126.0)	(3.0)
11. Foreign currency translation	—	85.6
12. Other	1.1	9.9

Japanese GAAP	¥11,316.5 (1)	¥1,248.6

Note:

(1)	Includes total accumulated other comprehensive income and stock acquisition rights.

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

4.	Allowances for credit losses on loans and off-balance-sheet instruments

The allowance for credit losses on loan under U.S. GAAP considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each loan is determined by considering expected prepayments, contractual terms and cancellation features. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is consistent with what is used in our stress testing and is in line with the scenario used for our business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, we revert to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of loans.

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

During the fiscal year ended March 31, 2026, certain subsidiaries of ours partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Under U.S. GAAP, no gains or losses have been recognized as a consequence of this transaction.

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

12.	Other

This adjustment reflects the effects of miscellaneous items.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors

Shown below is information regarding the directors of Mizuho Financial Group, Inc. as of June 26, 2026:

Name	Age	Director Type	Chair of the Board	Committee Membership
				Nominating	Compensation	Audit	Risk(4)	IT / Digital Transformation(5)	Human Resources(6)
Takashi Tsukioka	75	Independent(1)	Chair	Chair	—	—	—	—	Member
Kotaro Ohno	74	Independent(1)	—	Member	—	Chair	—	—	Member
Hiromichi Shinohara	72	Independent(1)	—	Member	—	—	—	Chair	Member
Yumiko Noda	66	Independent(1)	—	—	Member	—	Member	—	—
Takakazu Uchida	65	Independent(1)	—	Member	Chair	Member	—	—	Member
Masahiko Tezuka	64	Independent(1)	—	—	—	Member	—	Member	—
Yuki Ikuno	62	Independent(1)	—	—	Member	—	Member	—	—
Keiji Kojima	69	Independent(1)	—	Member	—	—	—	—	Member
Hidekatsu Take	61	Non-executive(2)	—	—	—	—	—	—	—
Makoto Hitomi	57	Non-executive(2)	—	—	—	Member	Chair	Member	—
Masahiro Kihara	60	Executive(3)	—	—	—	—	—	—	Chair
Fusae Akamatsu	57	Executive(3)	—	—	—	—	—	—	—
Shiro Shiraishi	55	Executive(3)	—	—	—	—	—	—	—
Makoto Samejima	55	Executive(3)	—	—	—	—	—	—	—

Notes:

(1)

Directors satisfying the requirements for outside directors, as defined in the Companies Act of Japan, and those for independent directors, as defined both by the Tokyo Stock Exchange, Inc. and by Mizuho Financial Group, Inc.

(2)	Directors not concurrently serving as executive officers as defined in the Companies Act of Japan, employees or executive directors of Mizuho Financial Group, Inc. or its subsidiaries.
(3)	Directors concurrently serving as executive officers as defined in the Companies Act of Japan (“corporate executive”).
(4)	The Risk Committee consists of three directors and two outside experts (who are not directors).
(5)	The IT / Digital Transformation Committee consists of three directors.
(6)	The Human Resources Review Meeting consists of six directors.

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

Mr. Hiromichi Shinohara has been Member of the Board of Directors since June 2023. Previously, he had been Senior Executive Vice President / Chairman of the Board of Directors of NIPPON TELEGRAPH AND TELEPHONE CORPORATION*. He concurrently serves as Executive Advisor of NTT, Inc. and Outside Director of Yamaha Corporation.

*	Current NTT, Inc.

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

*	Current Veolia Japan GK

Mr. Takakazu Uchida has been Member of the Board of Directors since June 2024. Previously, he had been Representative Director, Executive Vice President, Chief Financial Officer of MITSUI & CO., LTD.; and Governor of the Government Pension Investment Fund. He concurrently serves as Outside Director of Tokyo Electric Power Company Holdings, Inc.

Mr. Masahiko Tezuka has been Member of the Board of Directors since June 2025. Previously, he had been Partner, executive board member of Tohmatsu & Co.* and Chairman, President of the Japanese Institute of Certified Public Accountants. He concurrently serves as Outside Audit & Supervisory Board Member of Idemitsu Kosan Co., Ltd.

*	Current Deloitte Touche Tohmatsu LLC

Ms. Yuki Ikuno has been Member of the Board of Directors since June 2025. Previously, she had been Managing Director of Investment Banking Division, UBS Securities Japan Ltd.* She concurrently serves as a Visiting Associate Professor of Hitotsubashi University Business School and Outside Director of Bandai Namco Holdings Inc.

*	Current UBS Securities Japan Co., Ltd.

Mr. Keiji Kojima was appointed as Member of the Board of Directors in June 2026. Previously, he had been Director, Representative Executive Officer, President & COO/CEO of Hitachi, Ltd. He concurrently serves as Outside Director, Member of the Board of Marubeni Corporation and Representative Director, CEO of Shinka Tech Partners Ltd.

Mr. Hidekatsu Take has been a non-executive Member of the Board of Directors and Chairperson (Kaicho) since April 2026. Previously, he had been Member of the Board of Directors from June 2024 to April 2026; Corporate Executive / Head of Global Corporate Company (current Global Corporate & Investment Banking Company) from April 2022 to April 2026; Deputy President & Senior Executive Officer or in charge of similar responsibilities from April 2024 to April 2026; Head of Corporate & Institutional Company from April 2022 to April 2023; Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd. or in charge of similar responsibilities from April 2021 to April 2022; Head of Asia Oceania from April 2018 to April 2021; and Joint Head of Americas of Mizuho Bank, Ltd. from April 2016 to April 2018.

Note: Mr. Take, Chairperson (Kaicho), engages in Mizuho Financial Group’s external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair, Mr. Takashi Tsukioka.

Mr. Makoto Hitomi was appointed as a non-executive Member of the Board of Directors in June 2026. Previously, he had been Corporate Executive / Group Chief Human Resources Group (Group CHRO) or in charge of similar responsibilities from April 2024 to April 2026; General Manager of Talent Planning and Management Department or in charge of similar responsibilities from April 2020 to April 2024; General Manager of Facility Management Department from April 2019 to April 2020. General Manager of Tochigi Branch of Mizuho Bank, Ltd. from April 2016 to April 2019.

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

Ms. Fusae Akamatsu has been Senior Managing Corporate Executive / Group Chief Compliance Officer (Group CCO) since April 2026 and was appointed as Member of the Board of Directors in June 2026. Previously, she had been General Manager of Internal Audit Department of Mizuho Bank, Ltd. from May 2025 to April 2026; General Manager of Internal Audit Department from June 2024 to May 2025; General Manager of Core Compliance Department of Goldman Sachs Japan Co., Ltd. from January 2016 to June 2024; Vice President of Core Compliance Department of Goldman Sachs (Japan) Ltd., Tokyo Branch* or in charge of similar responsibilities from May 2006 to January 2016; Vice President of Equities Compliance Department of Goldman Sachs (Japan) Ltd., Tokyo Branch* from June 2005 to May 2006; served in Internal Audit Department, Goldman Sachs (Japan) Ltd., Tokyo Branch* from August 1999 to June 2005 (promoted to Vice President in 2002); and served in internal and external audit roles at a globally operating accounting firm and several global financial institutions from August 1992 to August 1999. She concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Shiro Shiraishi has been Senior Managing Corporate Executive / Group Chief Risk Officer (Group CRO) or in charge of similar responsibilities since April 2024 and was appointed as Member of the Board of Directors in June 2026. Previously, he had been Chief Audit Executive or in charge of similar responsibilities of Mizuho Bank, Ltd. from April 2022 to April 2024; Deputy Head of Retail & Business Banking Company from October 2021 to April 2022; General Manager of Retail & Business Banking Coordination Department from April 2019 to March 2022; and President of Mizuho Factors, Limited from April 2019 to March 2020. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Makoto Samejima has been Senior Managing Corporate Executive / Group Chief Financial Officer (Group CFO), General Manager of International Accounting Standards Project Team since April 2026 and was appointed as Member of the Board of Directors in June 2026. Previously, he had been Chief Audit Executive (CAE) of Mizuho Bank, Ltd. from April 2024 to April 2026; Deputy Head of Global Corporate Company or in charge of similar responsibilities from April 2022 to April 2024; and General Manager of Global Corporate Coordination Department or in charge of similar responsibilities from April 2020 to April 2022. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd., and Mizuho Trust & Banking Co., Ltd.

Corporate Executives (i.e., executive officers as defined in the Companies Act of Japan)

*	Current Goldman Sachs Japan Co., Ltd.

Shown below is information on the Corporate Executives of Mizuho Financial Group, Inc. as of June 26, 2026:

Name	Age	Title	Area of Oversight
Masahiro Kihara(1)	60	President & Group CEO(2)	President & Group CEO
Masayuki Sugawara	61	Deputy President & Corporate Executive(2)	Head of Domestic Wholesale Business / Head of Corporate & Investment Banking Company
Naoshi Inomata	59	Deputy President & Corporate Executive	Head of Domestic Retail Business / Co-Head of Retail & Business Banking Company
Shuji Matsuura	57	Senior Managing Corporate Executive	Head of Global Corporate & Investment Banking Company
Takefumi Yonezawa	55	Senior Managing Corporate Executive	Head of Research & Consulting Unit / Group Chief Sustainability Officer (Group CSuO) / In Charge of Specially Assigned Matters
Tatsuya Kurosawa	55	Senior Managing Corporate Executive	Group Chief Governance Officer (Group CGO)
Makoto Samejima(1)	55	Senior Managing Corporate Executive	Group Chief Financial Officer (Group CFO) / General Manager of International Accounting Standards Project Team
Shiro Shiraishi (1)	55	Senior Managing Corporate Executive	Group Chief Risk Officer (Group CRO)
Minori Komatsu	52	Senior Managing Corporate Executive	Group Chief Human Resources Officer (Group CHRO)
Shinichiro Hihara	55	Senior Managing Corporate Executive	Group Chief Information Officer (Group CIO)
Hideki Tsujimori	55	Senior Managing Corporate Executive	Group Chief Process Officer (Group CPrO)
Fusae Akamatsu(1)	57	Senior Managing Corporate Executive	Group Chief Compliance Officer (Group CCO)
Minako Nakamoto	57	Senior Managing Corporate Executive	Group Chief Audit Executive (Group CAE)
Takeshi Koyama	55	Senior Managing Corporate Executive	Group Chief Strategy Officer (Group CSO) / General Manager of Corporate Strategy Office
Nobuhiro Kaminoyama	58	Senior Managing Corporate Executive	Group Chief Digital Transformation Officer (Group CDTO) / In Charge of Specially Assigned Matters
Natsumi Akita	54	Senior Managing Corporate Executive	Group Chief Culture Officer (Group CCuO) / Group Chief Branding Officer (Group CBO)

Notes:

(1)	Corporate Executives concurrently serving as directors.
(2)	Representative Corporate Executives.

The Corporate Executives’ current positions, key business experiences in the past and major concurrent offices (if any) are as follows:

For information on Messrs. Masahiro Kihara, Fusae Akamatsu, Shiro Shiraishi and Makoto Samejima, see “—Directors”.

Mr. Masayuki Sugawara has been Deputy President & Corporate Executive (Representative Corporate Executive) / Head of Domestic Wholesale Business since April 2026, and Head of Corporate & Investment Banking Company or in charge of similar responsibilities since April 2023. Previously, he had been CEO for East Asia or in charge of similar responsibilities from April 2019 to April 2023; Chairperson of Mizuho Bank (China) Ltd. from August 2019 to June 2023; and General Manager of Bangkok Branch of Mizuho Bank., Ltd. from April 2017 to April 2019. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd.

Mr. Naoshi Inomata has been Deputy President & Corporate Executive / Head of Domestic Retail Business and Co-Head of Retail & Business Banking Company since April 2026. Previously, he had been Group Chief Strategy Officer (Group CSO) or in charge of similar responsibilities from April 2020 to April 2026; and In Charge of Specially Assigned Matters from April 2019 to April 2021. He concurrently serves as Deputy President & Executive Officer of Mizuho Bank, Ltd.

Mr. Shuji Matsuura has been Senior Managing Corporate Executive / Head of Global Corporate & Investment Banking Company since April 2026. Previously, he had been CEO for the Americas or in charge of similar responsibilities from April 2021 to April 2026; Joint Head of Global Investment Banking Division and Joint Head of Investment Banking Business Division or in charge of similar responsibilities of Mizuho Securities Co., Ltd. from April 2020 to April 2021; and General Manager of Corporate Banking Department No.9 or in charge of similar responsibilities of Mizuho Bank, Ltd. from April 2018 to April 2020. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Takefumi Yonezawa has been Senior Managing Corporate Executive / Head of Research & Consulting Unit, Group Chief Sustainability Officer (Group CSuO) and In Charge of Specially Assigned Matters since April 2026. Previously, he had been Group Chief Financial Officer (Group CFO) or in charge of similar responsibilities, General Manager of International Accounting Standards Project Team and Member of the Board of Directors from April 2023 and June 2024 to April 2026; Deputy Head of Financial Control & Accounting Group from April 2022 to April 2023; General Manager of Financial Planning Department from April 2019 to April 2022; and Joint General Manager of Financial Planning Department from April 2016 to April 2019. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Mr. Tatsuya Kurosawa has been Senior Managing Corporate Executive / Group Chief Governance Officer (Group CGO) since April 2025. Previously, he had been General Manager of Sogo Shosha, Realty & Financial Sponsor Industry Department No.1 of Mizuho Bank, Ltd. from April 2023 to April 2025; General Manager of Global Products Coordination Department from April 2021 to April 2023; and General Manager of Strategic Investment Department from April 2019 to April 2021 of Mizuho Bank, Ltd. He concurrently serves as Executive Managing Director (Representative Director) of Mizuho Bank, Ltd. and Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Ms. Minori Komatsu has been Senior Managing Corporate Executive / Group Chief Human Resources Officer (Group CHRO) since April 2026. Previously, she had been General Manager of Talent Planning and Management Department from April 2025 to April 2026; General Manager of Talent and Organizational Development Department from April 2024 to April 2025; Head of Corporate Sustainability Office of Asset Management One Co., Ltd. from April 2020 to April 2024; and Head of Human Resources Group of Asset Management One Co., Ltd. from October 2016 to April 2020. She concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Mr. Shinichiro Hihara has been Senior Managing Corporate Executive / Group Chief Information Officer (Group CIO) since April 2026. Previously, he had been Group Co-Chief Information Officer from April 2024 to April 2026; Deputy Group Chief Information Officer from April 2023 to April 2024; Chief of IT Sector of Mizuho Research & Technologies, Ltd. from April 2022 to April 2024; and General Manager of Executive

Secretariat from April 2020 to April 2022. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd.

Mr. Hideki Tsujimori has been Senior Managing Corporate Executive / Group Chief Process Officer (Group CPrO) or in charge of similar responsibilities since April 2024. Previously, he had been Deputy Group Chief Process Officer from April 2023 to April 2024; and General Manager of Trust Business Solution Department No.3 from July 2021 to April 2023. He concurrently serves as Deputy President & Executive Officer (Representative Director) of Mizuho Trust & Banking Co., Ltd. and Managing Executive Officer of Mizuho Bank, Ltd.

Ms. Minako Nakamoto has been Senior Managing Corporate Executive / Group Chief Audit Executive (Group CAE) since April 2026. Previously, she had been Group Chief Compliance Officer (Group CCO) from April 2025 to April 2026; Group Chief Governance Officer (Group CGO) from April 2023 to April 2025; Head of Corporate Planning Department of Mizuho Securities Co., Ltd. from April 2020 to April 2023; and General Manager of Ginza Branch of Mizuho Bank, Ltd. from April 2018 to April 2020. She concurrently serves as Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Mr. Takeshi Koyama has been Senior Managing Corporate Executive / Group Chief Strategy Officer (Group CSO) and General Manager of Corporate Strategy Office or in charge of similar responsibilities since April 2026 and August 2022, respectively. Previously, he had been Managing Director of Mizuho International plc from September 2021 to August 2022; Deputy General Manager of Europe Corporate Banking Department No.1 of Mizuho Bank, Ltd. from February 2018 to September 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

Mr. Nobuhiro Kaminoyama has been Senior Managing Corporate Executive / Group Chief Digital Transformation Officer (Group CDTO) and In Charge of Specially Assigned Matters or in charge of similar responsibilities since April 2024 and April 2025, respectively. Previously, he had been Group Chief Human Resources Group (Group CHRO) or in charge of similar responsibilities from April 2021 to April 2025; Member of the Board of Directors from June 2021 to June 2024; and General Manager of Corporate Secretariat from June 2018 to June 2021. He concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd. , Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Ms. Natsumi Akita has been Senior Managing Corporate Executive / Group Chief Culture Officer (Group CCuO) and Group Chief Branding Officer (Group CBO) or in charge of similar responsibilities since December 2022 and April 2024, respectively. Previously, she had been Group Chief People Officer (Group CPO) from May 2022 to April 2024; Vice President of Marketing Division of Adobe Inc. from April 2018 to May 2022; Senior Director of Marketing Division of Adobe Inc. from April 2017 to April 2018; and Vice President of Japan Region of Mastercard Inc. from November 2015 to April 2017. She concurrently serves as Managing Executive Officer of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

No family relationship exists among any of the directors and Corporate Executives.

6.B. Compensation

As a Company with Three Committees under the Companies Act, compensation for each individual director and corporate executive, including bonuses, retirement allowances, incentive stock options, performance payments and stock compensation, needs to be determined at the Compensation Committee, which is required to consist of at least three directors and the majority of the member of which is required to consist of outside directors. See “Item 6. C. Board Practices” for more information regarding Mizuho Financial Group’s corporate governance.

The aggregate compensation paid by Mizuho Financial Group and its subsidiaries to the directors and corporate executives of Mizuho Financial Group for the fiscal years ended March 31, 2026 (base compensation,

Stock Compensation I (paid or expected to be paid at the time of retirement) and others) and March 31, 2025 (Short-term Incentive Compensation and Stock Compensation II (paid during the term in office)) are shown in the following table:

			Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2026			For the fiscal year ended March 31, 2025
Classification		Aggregate Amount of Compensation (in millions of yen)	Base Compensation	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Short-term Incentive Compensation	Stock Compensation II (paid during the term in office)	Other
Directors	Amount	389	276	54	1	—	—	57
	Number of Persons	12	12	10	12	—	—	1
Corporate Executives	Amount	876	347	59	2	244	221	—
	Number of Persons	22	15	15	15	20	20	—

Notes:

(1)	Fractions are rounded down.
(2)	With respect to the number of persons, the directors and corporate executives who were actually paid or expected to be paid for the fiscal years ended March 31, 2025 and 2026 are stated.
(3)	With respect to the amounts, the aggregate amounts paid or expected to be paid for the fiscal years ended March 31, 2025 and 2026 are stated.
(4)	The aggregate compensation paid to directors who concurrently serve as corporate executives is included in the above table as those of “corporate executives”
(5)

The number of directors in the “Base Compensation” column for the fiscal year ended March 31, 2026 includes two directors who retired on June 24, 2025. The number of corporate executives for the compensation for the fiscal year ended March 31, 2025 includes seven corporate executives who resigned on April 1, 2025.

(6)

With respect to Stock Compensation I for the directors and the corporate executives, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2025 based on the functions and responsibilities of each of the Officers, as the stock ownership points granted for the fiscal year ended March 31, 2026 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group) by the book value of Mizuho Financial Group stock (¥4,079.980 per share).

(7)

The condolence money premiums subsidies concerning the fiscal year ended March 31, 2026 are included in the above table under the “Other” column for the fiscal year ended March 31, 2026, which are based on the decision by the Compensation Committee.

(8)

The metric for such Short-term Incentive Compensation and Stock Compensation II for the fiscal year ended March 31, 2025 was consolidated ROE, our consolidated net business profits and net gains or losses related to ETFs and others and consolidated net income. The target amount and result of consolidated ROE metric were 8.0% and 9.4%, respectively. The target amount and results of the consolidated net business profits and net gains or losses related to ETFs and others metric were ¥1,070 billion and ¥1,144.2 billion, respectively. The target amount and results of the consolidated net income metric were ¥750 billion and ¥885.4 billion, respectively. All the above amount and results are based on the Japanese GAAP.

(9)

With respect to the Short-term Incentive Compensation for the corporate executives, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2025 as the Short-term Incentive Compensation for the fiscal year ended March 31, 2025 are stated.

(10)

With respect to Stock Compensation II for the corporate executives, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2025 based on each position and performance, as the stock ownership points granted for the fiscal year ended March 31, 2025 by the book value of Mizuho Financial Group stock (¥4,079.980 per share). Stock Compensation II for the fiscal year ended March 31, 2025 is expected to be paid as deferred payments over three years from the fiscal year ending March 31, 2027.

(11)

With respect to the “Other” column for the fiscal year ended March 31, 2025, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

(12)

Because the amount of the Short-term Incentive Compensation and Stock Compensation II to be paid with respect to the fiscal year ended March 31, 2026 has not yet been determined at present, the aggregate compensation above does not include the amount of such Short-term Incentive Compensation and Stock Compensation II; however, the necessary reserve is recorded for accounting purposes.

Listed companies in Japan are required under the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc., to disclose the compensation provided to their directors, audit & supervisory board members and corporate executives for the relevant fiscal year if the aggregate annual compensation per director / audit & supervisory board member / corporate executive equals or exceeds ¥100 million (including any compensation provided by major subsidiaries of such listed company as directors, audit & supervisory board members and corporate executive of such subsidiaries). The following table sets forth the relevant information that Mizuho Financial Group has disclosed pursuant to such regulations:

Name (Classification)	Aggregate Amount of Compensation (in millions of yen)	Company	Aggregate Amounts of Compensation by Type (in millions of yen)
			For the fiscal year ended March 31, 2026			For the fiscal year ended March 31, 2025
			Base Compensation	Stock Compensation I (paid or expected to be paid at the time of retirement)	Other	Short-term Incentive Compensation	Stock Compensation II (paid during the term in office)	Other
Masahiro Kihara (Corporate Executive)	256	Mizuho Financial Group	88	19	0	58	65	—
		Mizuho Bank	4	1	—	3	3	—
		Mizuho Trust & Banking	1	0	—	1	1	—
		Mizuho Securities	2	0	—	1	2	—
Seiji Imai (Director)	143	Mizuho Financial Group	70	14	0	—	—	57
Hidekatsu Take (Corporate Executive)	120	Mizuho Financial Group	21	4	0	10	11	—
		Mizuho Bank	32	6	—	15	17	—
Masayuki Sugawara (Corporate Executive)	106	Mizuho Financial Group	20	3	0	10	7	—
		Mizuho Bank	31	5	—	15	11	—

Note:

(1)	Fractions are rounded down.
(2)	A corporate executive who concurrently serves as a director is indicated as corporate executive.
(3)

With respect to the “Other” column for the fiscal year ended March 31, 2025, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

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

In conjunction with the abolishment of the retirement allowance program, Mizuho Financial Group obtained shareholders’ approval for the introduction of stock acquisition rights for directors (excluding outside directors) at the ordinary general meeting of shareholders held on June 26, 2008. On January 30, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,409 stock acquisition rights on February 16, 2009. As the directors of Mizuho Financial Group, the directors received 435 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 16, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥190,910 as of March 31, 2026.

On September 3, 2009, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 5,835 stock acquisition rights on September 25, 2009. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until September 25, 2029. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥168,690 as of March 31, 2026.

On July 30, 2010, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 6,808 stock acquisition rights on August 26, 2010. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 26, 2030. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥119,520 as of March 31, 2026.

On November 18, 2011, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 12,452 stock acquisition rights on December 8, 2011. As the directors of Mizuho Financial Group, the directors received 500 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 8, 2031. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥91,840 as of March 31, 2026.

On July 31, 2012, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 11,776 stock acquisition rights on August 31, 2012. As the directors of Mizuho Financial Group, the directors received 498 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until August 31, 2032. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥113,250 as of March 31, 2026.

On January 31, 2014, the Board of Directors resolved to issue stock acquisition rights to directors and executive officers, and subsequently allotted an aggregate of 7,932 stock acquisition rights on February 17, 2014. As the directors of Mizuho Financial Group, the directors received 184 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until February 17, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥192,610 as of March 31, 2026.

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

On November 14, 2014, the President & CEO determined to issue stock acquisition rights to directors and executive officers and subsequently allotted an aggregate of 9,602 stock acquisition rights on December 1, 2014. As the directors of Mizuho Financial Group, the directors received 126 stock acquisition rights. Each stock acquisition right represents a right to purchase 100 shares of the common stock at ¥1 per share of common stock. The period during which the stock acquisition rights may be exercised shall be until December 1, 2034. Their exercise is conditioned on the holder losing his or her status as director or executive officer. The book value of each stock acquisition right was ¥186,990 as of March 31, 2026.

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

“Mizuho Financial Group Basic Policy for Executive Compensation”

Mizuho Financial Group set out the “Mizuho Financial Group Basic Policy for Executive Compensation” (the “Basic Policy for Executive Compensation”) concerning the determination of compensation for each individual director, corporate executive and executive officer as defined in our internal regulations (the “Officers”) of Mizuho Financial Group as well as Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Three Core Companies”).

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

2.

The executive compensation system shall include systems and rules related to, among other factors, payment compensation standard (standard amounts), structure (such as fixed and variable portions), form (such as cash or stocks) and timing (such as regular payment or payment at retirement).

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

Governance

1.

In order to effectively secure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine important related matters such as this policy, the design of the executive compensation system and the executive compensation for each of director and corporate executive.

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

Compensation System

Compensation for our Officers shall consist of Base Compensation, Stock Compensation I, Stock Compensation II and Short-term Incentive Compensation. Details of the compensation type, performance linkage, payment timing and payment method of each compensation type are shown in the chart below.

The proportion of each type of compensation for each of the Officers is determined according to the functions and responsibilities of each of the Officers and the proportion of corporate performance-linked compensation is determined so as to maximize the proportion of the Group CEO’s compensation. From the perspective of ensuring the effectiveness of the supervisory function, compensation for Non-executive officers responsible for management supervision shall, in principle, consist of only Base Compensation and Stock Compensation I, with respect to which the payment details are not changed due to, among other reasons, our business results, and such composition shall be, in principle, 85% and 15%, respectively.

«Composition of Compensation»

1.	The Compensation Committee makes the final decision considering the business environment and the existence of events that should be reflected individually.
2.	Profit Attributable to Owners of Parent
3.	Deferred payment over three years starting the fiscal year after next for payments above a certain amount.
4.

A system has been adopted that enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

•	Matters regarding corporate performance linked compensation and others

Stock Compensation II and Short-term Incentive Compensation, which are categorized as corporate performance-linked compensation and others, shall be determined by multiplying the base amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance- linked factor.

The corporate performance-linked factor for Stock Compensation II shall be determined by the Compensation Committee within the range of 0% to 150% based on an evaluation of “Profit Attributable to

Owners of Parent” (“Profit”) and other factors, which is the ultimate result of management performance, and an evaluation based on evaluation axes focused on stakeholders, which are emphasized by the Group to increase its corporate value over the medium- to long-term. For the evaluation where the evaluation axes are focused on stakeholders, we selected “Consolidated ROE” (which indicates management efficiency) and “Total Shareholder Return (TSR)” (which indicates overall shareholder returns), with respect to which the evaluation axis is “Shareholders.” In addition, we selected, among others, “Sustainable finance amount” (which indicates the outcome of responding to capital demand for resolution of environmental and societal issues), “Assessments by ESG rating agencies” (which indicates the objective assessments of sustainability promotion structure) and “Staff survey” (which indicates the status of human capital enhancement and corporate culture transformation), with respect to which the evaluation axes are “Customers,” “Economy and society” and “Employees.”

The corporate performance-linked factor for Short-term Incentive Compensation shall be determined by the Compensation Committee within the range of 0% to 150% based on an evaluation focused on Profit, which is the ultimate result of management performance, and an individual evaluation. Individual evaluation shall be conducted based on perspectives of evaluation to be set based on the functions and responsibilities of each of the Officers. All the above factors are based on the Japanese GAAP.

•	Matters regarding non-monetary compensation (Stock Compensation)

We have introduced a stock compensation system utilizing a trust (the “System”). The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust using funds contributed by us and are provided to the Officers in accordance with the stipulated Rules of Distribution of Officer Shares. The System consists of Stock Compensation I and Stock Compensation II.

Stock Compensation I refers to a system in which a fixed number of shares is given to an Officer at the time of their retirement, which is determined by the functions and responsibilities of each of the Officers at the time. This system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.

Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with the evaluation based on Profit and others and the evaluation in which the evaluation axes are focused on stakeholders. The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.

The voting rights pertaining to the shares owned by the trust shall not be exercised.

Compensation Determination Process

The Compensation Committee shall determine the executive compensation system, including the compensation system set out in “Compensation System,” taking into account the Basic Policy for Executive Compensation. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and corporate executive of Mizuho Financial Group and approve the compensation of each individual director of Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

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

6.C. Board Practices

Under the Companies Act, Companies with Three Committees are required to establish a nominating committee, a compensation committee and an audit committee and the majority of the respective committee members must be outside directors, as defined under the Companies Act. Such companies are also required to appoint corporate executives.

Mizuho Financial Group transformed into a Company with Three Committees from a Company with Audit & Supervisory Board in June 2014. We believe that, under the current legal system, a Company with Three Committees is the most effective as a system to realize the basic policy regarding our corporate governance system for the following reasons:

•

To allow corporate executives to make swift and flexible decisions on business execution delegated by the Board of Directors and to implement business execution, and to allow the Board of Directors to focus on determining matters such as basic management policies and effectively supervising management.

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

In addition, under the Companies Act, the duties of the board of directors include making decisions on business execution and supervision of the execution of duties of directors and corporate executives, and by its resolution, it may delegate making decisions on business execution (excluding certain specified matters) to the corporate executives.

The main roles of the Board of Directors are making decisions on business execution such as basic management policies, which are legally matters to be determined solely by the Board of Directors, and supervising the execution of duties by directors and corporate executives. In order to fulfill the roles mentioned above, the Board of Directors shall appropriately establish and supervise the operation of the internal control systems (regarding matters such as risk management, compliance and internal auditing) and risk governance systems of our group. The Board of Directors shall, in principle, delegate to our President & CEO, who is also our Group CEO, decisions on business execution (excluding matters that are legally required to be determined solely by the Board of Directors), for the purpose of realizing swift and flexible decision-making and expeditious corporate management and strengthening the supervision of directors and corporate executives by the Board of Directors.

Pursuant to the articles of incorporation, Mizuho Financial Group may have no more than 15 directors. Mizuho Financial Group maintains the following structure in order to manage the Board of Directors in an effective and stable manner. In light of the role of the Board of Directors to supervise management, (i) outside directors and internal directors who do not concurrently serve as persons performing executive roles (“Internal Non-Executive Directors,” and together with outside directors, “Non-Executive Directors”) comprise a majority of the directors in the Board of Directors and (ii) at least a third of the members of the Board of Directors are outside directors. Currently, the Board of Directors consists of a total of 14 directors (eight outside directors, two Internal Non-Executive Directors and four directors concurrently serving as corporate executives).

The Chairperson of the Board of Directors shall, in principle, be an outside director (or at least a Non-Executive Director) in light of the role of the Board of Directors to supervise management. Currently, Mr. Takashi Tsukioka serves as the Chairperson of the Board of Directors.

The Board of Directors held 14 meetings in the fiscal year ended March 31, 2026. In particular, the Board discussed the direction of medium- to long-term business strategy, status of the initiatives for sustainability, digital transformation, corporate culture transformation, and stable business operations. The average attendance rate was 99%.

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

The Chairperson of the Nominating Committee shall be an outside director, and in principle its members shall be appointed from among outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the appointment of directors. Currently, all members of the Nominating Committee, including the Chairperson, are outside directors. As of June 26, 2026, the members of the

Nominating Committee are Mr. Takashi Tsukioka (Chairperson), Mr. Kotaro Ohno, Mr. Hiromichi Shinohara, Mr. Takakazu Uchida and Mr. Keiji Kojima.

The Nominating Committee held 10 meetings in the fiscal year ended March 31, 2026. In particular, the Committee discussed the composition of the Board of Directors of MHFG and the Three Core Companies, aiming to enhance the overall governance of the group, and director nomination and appointment. The average attendance rate was 100%.

Compensation Committee

Under the Companies Act, the compensation committee is required to consist of at least three directors, and the majority of its members is required to consist of outside directors. The duties of the compensation committee include the determination of the compensation for each individual director and corporate executive.

The main roles of the Compensation Committee of Mizuho Financial Group are determining the compensation for each individual director and corporate executive of Mizuho Financial Group, exercising the approval rights held by Mizuho Financial Group regarding compensation of each individual director of the Three Core Companies, and determining the basic policies and compensation system for directors and corporate executives of Mizuho Financial Group and the Three Core Companies.

The Chairperson of the Compensation Committee shall be an outside director, and in principle its members shall be appointed from among the outside directors (or at least Non-Executive Directors) in order to ensure objectivity and transparency in the compensation of directors and corporate executives. Currently, all members of the Compensation Committee, including the Chairperson, are outside directors. As of June 26, 2026, the members of the Compensation Committee are Mr. Takakazu Uchida (Chairperson), Ms. Yumiko Noda and Ms. Yuki Ikuno.

The Compensation Committee held 7 meetings in the fiscal year ended March 31, 2026. The Committee discussed the determination of individual compensation for directors and corporate executives, the determination of performance-linked compensation for the fiscal year ended March 31, 2025, the verification and review of our group’s executive compensation system in light of our group’s management environment and domestic and international economic trends, and the verification and review of compensation levels in light of market research. The average attendance rate was 100%.

Audit Committee

Under the Companies Act, the audit committee is required to consist of at least three Non-Executive Directors, and the majority of its members is required to consist of outside directors. The duties of the audit committee include the audit of the execution of duties by directors and corporate executives and preparation of audit reports.

The main roles of the Audit Committee of Mizuho Financial Group are auditing the execution of duties by the directors and corporate executives, monitoring and inspecting the establishment and management of the internal control system of Mizuho Financial Group and its subsidiaries, monitoring and inspecting the condition of the execution of duties with respect to corporate management of subsidiaries and others by corporate executives, preparing audit reports, determining the contents of proposals regarding the appointment, dismissal and non-reappointment of accounting auditors to be submitted to the general meeting of shareholders, and making resolutions on important matters related to internal audits, such as the basic policy for internal audits, the basic internal audit plan, budgets of the Internal Audit Group, the entrustment and the remuneration of the Group CAE, and the assignment of the General Manager of the Internal Audit Group.

The Audit Committee audits the legality and appropriateness of the execution of duties by directors and corporate executives and executes its duties through effective coordination with internal control departments, including the Internal Audit Group, the Compliance Group, the Risk Management Group, the Strategic Planning Group, and the Financial Control & Accounting Group, etc., on the premise of the establishment and management of an internal control system of Mizuho Financial Group and its subsidiaries. The Audit Committee shall, whenever necessary, gather information based on its right to collect reports from directors and corporate executives and employees of Mizuho Financial Group and its subsidiaries and investigate business and property of Mizuho Financial Group and its subsidiaries.

Given that it is necessary for the Audit Committee to gather information through internal directors who are familiar with the financial business and related regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group shall in principle appoint one or two Internal Non-Executive Directors as full-time members of the Audit Committee. The majority of its members including the Chairperson shall be outside directors. Currently, among the four members of the Audit Committee, one member is appointed among Internal Non-Executive Directors as a full-time member of the Audit Committee, and three members including the Chairperson are appointed among outside directors. As of June 26, 2026, the members of the Audit Committee are Mr. Kotaro Ohno (Chairperson), Mr. Takakazu Uchida, Mr. Masahiko Tezuka and Mr. Makoto Hitomi.

The Audit Committee held 16 meetings in the fiscal year ended March 31, 2026. In particular, the Committee confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided relevant opinions. Moreover, the Committee monitored the progress of key strategies in the executive departments, recognition of issues, and efforts to strengthen internal management systems with priority. The average attendance rate was 100%.

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

The Risk Committee held 7 meetings in the fiscal year ended March 31, 2026. In particular, the Committee discussed the selection of top risks, the operational status of the risk appetite framework, the status of comprehensive risk management, the status of sustainability initiatives and business and risk awareness in overseas regions. The average attendance rate was 94%.

•	IT / Digital Transformation Committee

The IT / Digital Transformation Committee, as an advisory body to the Board of Directors, shall make recommendations to the Board of Directors regarding decisions and supervision related to IT and digital transformation and supervision of the status of IT risk management.

The IT / Digital Transformation Committee shall, in principle, comprise no less than three members who shall be Non-Executive Directors or outside experts. Currently, the IT / Digital Transformation Committee comprises two outside directors, one of whom serves as the Chairperson and an Internal Non-Executive Director.

The Committee held 6 meetings in the fiscal year ended March 31, 2026. In particular, the Committee discussed the status of the initiatives for IT and digital transformation, the status of the initiatives for stable business operations, the status of the initiatives for material IT Projects, the status of management of IT risk and cybersecurity risk. The average attendance rate was 97%.

•	Human Resources Review Meeting

The Human Resources Review Meeting shall deliberate over plans for the appointment and dismissal of Mizuho Financial Group’s corporate executives and plans for the appointment and removal of, and commissioning of Mizuho Financial Group’s corporate executives with special titles, such plans to be decided upon by the Board of Directors.

The Human Resources Review Meeting shall comprise the members of the Nominating Committee and our Group CEO, from the perspective of ensuring transparency and fairness in the appointment of corporate executives.

The Human Resources Review Meeting held 7 meetings in the fiscal year ended March 31, 2026. In particular, the Meeting discussed the succession of key executives, and personnel changes for executive line officers in the fiscal year ending March 31, 2027. The average attendance rate was 100%.

•	Outside Director Session

The Outside Director Session shall comprise only outside directors, and shall exchange information and share understanding with each other, and provide objective and candid opinions to the management based on the outside directors’ perspectives as outsiders as necessary.

The Outside Director Session held 3 meetings in the fiscal year ended March 31, 2026. In particular, outside directors exchanged opinions each time with the outside directors of the Three Core Companies on permeation of corporate identity, transformation of corporate culture, focus areas of the banking, trust,and securities businesses, business transformation and global governance. The average attendance rate was 92%.

Corporate Executives

Under the Companies Act, Companies with Three Committees are required to appoint at least one corporate executive by resolution of the board of directors, and its term of office ends at the close of the meeting of the board of directors initially convened following the close of the ordinary general meeting of shareholders relating to the fiscal year ending within a year following appointment. Corporate executives shall decide on the business execution delegated by a resolution of the board of directors and implement business execution.

Corporate executives of Mizuho Financial Group take charge of making decisions on business execution delegated by a resolution of the Board of Directors and implementing business execution of Mizuho Financial Group.

Mizuho Financial Group can appoint, as corporate executives, our Group CEO and, in principle, can select and appoint corporate executives from among the heads of In-house Companies and Units and our Group CxOs*, based on the policy that it is necessary to appoint, as corporate executives, people who make decisions on business execution delegated by the Board of Directors as managers of Mizuho Financial Group and who assume a comprehensive role of business execution.

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

Group CPrO: Group Chief Process Officer (responsible for strategy, promotion and management of administrative processes)

Group CCO: Group Chief Compliance Officer (responsible for compliance management)

Group CAE: Group Chief Audit Executive (responsible for internal auditing)

Group CSO: Group Chief Strategy Officer (responsible for group strategy development and promotion)

Group CDTO: Group Chief Digital Transformation Officer (responsible for digital transformation strategy and promotion)

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

6.D. Employees

As of March 31, 2024, 2025 and 2026, we had 52,307, 52,554 and 52,427 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 12,112 temporary employees during the fiscal year ended March 31, 2026.

The following tables show our full-time employees as of March 31, 2026 and the average number of temporary employees for the fiscal year ended March 31, 2026, each broken down based on business segment and geographical location.

Business segment	Number of full-time employees	Average number of temporary employees
Retail & Business Banking Company	19,324	6,877
Corporate & Investment Banking Company	4,586	368
Global Corporate & Investment Banking Company	12,565	77
Global Markets Company	1,289	93
Asset Management Company	1,494	177
Others	13,169	4,520

Total	52,427	12,112

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	75.2%	99.4%
Americas	7.4%	0.0%
Europe	4.0%	0.4%
Asia/Oceania (excluding Japan) and others	13.5%	0.1%

Total	100%	100%

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

Shown below are two types of numbers of shares of Mizuho Financial Group’s common stock held as of March 31, 2026, by its directors and corporate executives (currently in office as of June 26, 2026): One column shows the actual number of shares held; and the other shows the potential number of additional shares to be held (i.e., the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the stock compensation system).

Directors	Actual number of shares held	Potential number of additional shares to be held
Takashi Tsukioka	2,554	6,330
Kotaro Ohno	0	3,070
Hiromichi Shinohara	0	3,070
Yumiko Noda	0	3,070
Takakazu Uchida	1,509	1,650
Masahiko Tezuka	957	2,740
Yuki Ikuno	0	750
Keiji Kojima	0	0
Hidekatsu Take	29,214	39,548
Makoto Hitomi	4,365	5,356
Masahiro Kihara	31,949	82,692
Fusae Akamatsu	0	778
Shiro Shiraishi	7,551	6,097
Makoto Samejima	3,190	1,703

Corporate Executives	Actual number of shares held	Potential number of additional shares to be held
Masahiro Kihara	See above	See above
Masayuki Sugawara	30,122	34,019
Naoshi Inomata	16,773	33,610
Shuji Matsuura	12,201	25,551
Takefumi Yonezawa	4,157	12,136
Tatsuya Kurosawa	4,303	1,479
Makoto Samejima	See above	See above
Shiro Shiraishi	See above	See above
Minori Komatsu	0	659
Shinichiro Hihara	6,221	10,529
Hideki Tsujimori	2,866	6,097
Fusae Akamatsu	See above	See above
Minako Nakamoto	4,532	12,136
Takeshi Koyama	8,984	1,048
Nobuhiro Kaminoyama	16,276	30,629
Natsumi Akita	7,577	16,299

None of the directors or corporate executives is the owner of more than one percent of Mizuho Financial Group’s common stock, and no director or corporate executives has voting rights with respect to our common stock that are different from any other holder of our common stock.

For information on our stock compensation system for directors and corporate executives, see “Item 6.B Compensation.”

We maintain an employee stock ownership plan under which participating employees of the companies listed below are able to contribute funds deducted from their salary and bonus payments to purchase our shares. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 10% of the amounts contributed by the participating employees. The following table shows the number of shares that the plan held as of March 31, 2026:

	As of March 31, 2026
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group
	Mizuho Bank
	Mizuho Trust & Banking
	Mizuho Research & Technologies
	Mizuho Securities

Total		13,823,886

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2026:

	As of March 31, 2026
Name	Number of shares owned	Percentage of outstanding shares(1)
The Master Trust Bank of Japan, Ltd. (trustee account)	388,684,440	15.92
Custody Bank of Japan, Ltd. (trustee account)	140,232,550	5.74
State Street Bank and Trust Company 505001	54,801,554	2.24
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	49,272,599	2.02
The Chase Manhattan Bank,N.A. Londonsecs Lending Omnibus Account	39,175,227	1.60
JP Morgan Chase Bank 385781	37,596,842	1.54
State Street Bank and Trust Company 505223	28,687,445	1.17
The Nomura Trust and Banking Co., Ltd. (investment trust account)	28,060,500	1.15
Custody Bank of Japan, Ltd. (taxable trust money account)	26,137,650	1.07
JP Morgan Chase Bank 385642	25,167,161	1.03

Total	817,815,968	33.49

(1)	The percentages of outstanding shares are calculated by excluding 47,954,672 shares held by us as treasury stock.

As of March 31, 2026, there were 318 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 16% of our outstanding common stock, calculated by excluding 47,954,672 shares held by us as treasury stock, on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

The company is not directly or indirectly owned or controlled by any other corporation, by any government, or by any other natural or legal person or persons severally or jointly.

Our major shareholders do not have different voting rights.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although, for the fiscal year ended March 31, 2026, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and did not involve more than the normal risk of collectability or present other unfavorable features.

During the fiscal year ended March 31, 2026, none of our directors or executive officers as defined in the Companies Act of Japan, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2026.

During the fiscal year ended March 31, 2026, no loans were made to our directors or executive officers as defined in the Companies Act of Japan other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

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

Shareholder Return Policy

Based on our capital management policy of pursuing the optimum balance between capital adequacy, growth investment and enhancement of shareholder return, we maintain our shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In addition, we will aim to increase dividends per share by approximately ¥5.0 each fiscal year, based on and assuming the steady growth of our stable earnings base. We will decide share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

Based on the above policy, annual cash dividends for the fiscal year ended March 31, 2026 were ¥145 per share of common stock (the interim cash dividend was ¥72.5 per share of common stock and the year-end cash dividend was ¥72.5 per share of common stock, respectively).

We intend to issue dividends twice per year to shareholders recorded in the shareholder register as of March 31 and September 30 in each year as year-end dividends and as interim dividends, respectively, to return profits to shareholders in a timely way.

In accordance with our articles of incorporation, we may decide to issue dividends by a resolution of the Board of Directors unless otherwise stipulated by laws or regulations, or by a resolution of a general meeting of shareholders. Annual cash dividends for the fiscal year ended March 31, 2026 were decided by a resolution of our Board of Directors.

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

As of March 31, 2026, 2,489,848,594 shares of common stock were issued.

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

Under our articles of incorporation, the record dates for annual dividends and interim dividends are March 31 and September 30, respectively, each year. In Japan, the “ex-dividend date” (the date from which purchasers of shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as of any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of common stock is generally the first business day prior to the record date.

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

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We did not opt for becoming such a company with respect to the fiscal year ended March 31, 2026.

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

As of March 31, 2026, there was no outstanding preferred stock.

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

Pursuant to the amendments to the Foreign Exchange Act which took effect in May 2025, the scope of the above-mentioned disqualified investors, who are not eligible for the exemptions described above, was expanded to include (a) certain foreign investors who have obligations to cooperate with foreign governments, etc. in collecting information pursuant to agreements with foreign governments, etc. or foreign laws and regulations, and (b) certain foreign investors who are owned by, or who have certain other relationships with, the foreign investors set forth in (a) above (collectively, the “Specified Foreign Investors”) (each, as prescribed in the Foreign Exchange Act), excluding those who are accredited by the Minister of Finance. In addition, the exemption from the prior notification requirement was amended so as to be inapplicable to the case where a foreign investor equivalent to the Specified Foreign Investor (the “Quasi-Specified Foreign Investor”) (as prescribed in the Foreign Exchange Act), which includes a foreign investor (i) whose managerial decision is made substantially by the foreign investor set forth in (a) above, (ii) whose managerial decision is made in a country other than the country of incorporation and affected by laws and regulations, etc. imposing obligations to cooperate with foreign governments, etc. in collecting information, or (iii) who has obligations to disclose information to cooperate with foreign governments, etc. pursuant to agreements with the Specified Foreign

Investor or the foreign investor set forth in (iii) seeks to acquire shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation which is engaged in the Core Sector Designated Businesses and also falls under the “Specified Essential Infrastructure Service Providers” as defined in the Economic Security Promotion Act (the “Designated Core Business Entity”), even if such foreign investor, (x) as a result of an acquisition of such shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of such listed corporation, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of such listed corporation, or (y) falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Act) set forth in the preceding paragraph. Further, the Exemption Conditions, which must be complied with for a foreign investor to be exempted from the prior notification requirement, were amended to include the following two additional conditions, when they apply to the case of an acquisition by a Quasi-Specified Foreign Investor of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation which is engaged in the Core Sector Designated Businesses but is not the Designated Core Business Entity, as a result of which acquisition, such Quasi-Specified Foreign Investor, together with parties that have a special relationship with that Quasi-Specified Foreign Investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of the above-mentioned corporation:

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

A subsidiary of ours currently engages in the business of software related to cybersecurity and such business falls into the category of the Core Sector Designated Businesses. For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses; (ii) corporations engaged in the Designated Businesses other than the Core Sector Designated Businesses; (iii) corporations engaged in the Core Sector Designated Businesses; and (iv) corporations falling into the Designated Core Business Entity category. According to the list most recently published by the Minister of Finance as of June 26, 2026, we are classified within category (iii) above.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any non-resident holder who is an individual holding 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2047. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake (the “reconstruction surtax”), the original withholding tax rate of 15% and 20%, as applicable, has been effectively increased, respectively, to 15.315% and 20.42%. This overall 15.315% and 20.42% withholding tax rate continues to apply until December 31, 2047, while the breakdown of the 0.315% and 0.42% surtax portion is (i) the reconstruction surtax of 0.315% (or 2.1% of 15%) and 0.42% (or 2.1% of 20%) until December 31, 2026, and (ii) during the period beginning on January 1, 2027 and ending on December 31, 2047, the reconstruction surtax of 0.165% (or 1.1% of 15%) and 0.22% (or 1.1% of 20%) and another special additional withholding tax of 0.15% (or 1.0% of 15%) and 0.2% (or 1.0% of 20%) to fund the strengthening of Japan’s national defense capabilities (the “defense surtax”). The 2026 tax reform, which was promulgated on March 31, 2026, has introduced the defense surtax, while accordingly reducing the reconstruction surtax, to maintain the overall 15.315% and 20.42% withholding tax rate.

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

Under the Treaty, the maximum rate of withholding tax on dividends paid is generally reduced to 10%. As discussed under “—Japanese Taxation” above, if the Japanese statutory rate applicable to a U.S. holder is higher than the maximum Treaty rate, such holder will be required to properly demonstrate to the Japanese tax authorities such holder’s entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations and the Foreign Tax Credit Regulations (as defined below), the Japanese tax withheld (at a rate not exceeding the applicable Treaty rate) may be creditable against the U.S. holder’s U.S. federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive category income.” However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if a U.S. holder does not elect to apply the benefits of the Treaty. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Further, in certain circumstances, if a U.S. holder:

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

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

We furnished an English translation of our annual report for the fiscal year ended March 31, 2026, to security holders, to the U.S. Securities and Exchange Commission on Form 6-K on May 28, 2026, in accordance with the requirements of Form 6-K.

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

Overview of Risk Management

Risk Management Structure

Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. At Mizuho Financial Group, the Risk Management Committee, which is one of the Business Policy Committees of Mizuho Financial Group and chaired by the Group Chief Risk Officer (Group CRO), provides integrated monitoring and management of the overall risk for the Mizuho group. The Group Chief Risk Officer (Group CRO) reports the risk management situation to our Board of Directors, the Risk Committee and the Executive Management Committee, etc., on a regular basis and as needed. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintain their own systems for managing various types of risk, receiving reports on the status of risk at their respective subsidiaries, and give them appropriate instructions concerning risk management as necessary.

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

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group’s risk exposure using a unified measurement standard and have implemented measures to control such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed our financial strength. To ensure the ongoing financial soundness of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the Board of Directors and other committees of each company. Risk capital is allocated by risk category to Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities and Mizuho Americas and is managed based on established frameworks.

Stress Testing

To verify the appropriateness of the Mizuho group’s risk appetite and the adequacy of its business plans, and to support the assessment of the group’s internal capital adequacy, we carry out stress testing on our entire portfolio by measuring and assessing the impacts on our capital ratio and financial performance of the stress events assumed in the scenarios set by the group. Stress testing is carried out based on scenarios formulated in light of current economic conditions, the future outlook, and vulnerabilities in the group’s business and financial structure, to confirm that the required capital ratio and financial performance can be secured on the occurrence of any of the assumed stress events. When our capital ratio or financial performance falls below the required level, we will consider and carry out a revision of our risk appetite and business plans. Moreover, we have established a robust risk management framework under which stress testing is respectively carried out for each risk category, including liquidity risk and market risk. Through such stress testing, we deepen our understanding of the distinctive features of our businesses and portfolios, and proactively determine action to be taken if a stress event happens. In this way, we are committed to enhancing our risk management capabilities on a continued basis.

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

Credit Risk Management Structure

Our President & Group CEO determines the Mizuho group’s basic matters pertaining to credit risk management. In addition, the Risk Management Committee broadly discusses and coordinates matters relating to basic policies and operations in connection with credit risk management and matters relating to credit risk monitoring for the Mizuho group. Under the control of the Group Chief Risk Officer (Group CRO), the Credit Risk Management Department monitors, analyzes and submits suggestions concerning credit risk, and formulates and executes plans in connection with basic matters pertaining to credit risk management.

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. The President & CEO of each company determines key matters pertaining to credit risk management.

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

Credit Risk Management Method

The Mizuho group’s credit risk management adopts a unified approach to ensure that future credit risk measurements will be maintained at an appropriate level based on the group’s business and financial strategies. Our credit risk management comprises two components: “credit portfolio management;” and “individual credit management.”

For “credit portfolio management,” we use statistical methods to manage potential losses from our credit portfolio so that we can take appropriate actions before or after credit risks are taken/realized. For “individual credit management,” we manage the process for each credit transaction from execution through collection, based on the assessment of the customer/obligor’s credit quality. Through this approach, we mitigate losses in the face of a credit event.

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

Market Risk Management Structure

Our President & Group CEO determines basic matters pertaining to market risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with market risk management, market risk operations and market risk monitoring. Under the control of the Group Chief Risk Officer (Group CRO), the Risk Management Department of Mizuho Financial Group is responsible for formulating and implementing plans related to market risk management through monitoring, reporting and analyzing market risk, making proposals, and setting limits and guidelines.

The Risk Management Department submits reports regarding status of market risk to our Board of Directors and other relevant committees on a regular basis. For the purpose of managing the market risk of our principal banking subsidiaries and other core group companies, the Department regularly receives reports from each of them to properly identify and manage their market risk. These subsidiaries and core group companies, which account for most of the Mizuho group’s exposure to market risk, establish their basic policies based on ours, and the President & CEO of each company determines important matters relating to market risk management.

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

The following tables show the VAR figures for our trading activities by risk category for the fiscal years ended March 31, 2024, 2025 and 2026 and as of March 31, 2024, 2025 and 2026:

	Fiscal year ended March 31, 2024			As of March 31, 2024
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥4.4	¥9.1	¥2.7	¥3.3
Foreign exchange	0.9	1.9	0.2	0.6
Equities	2.0	4.6	0.3	0.5
Commodities	0.3	0.5	0.1	0.4

Total	¥5.6	¥9.2	¥3.3	¥3.4

	Fiscal year ended March 31, 2025			As of March 31, 2025
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.5	¥3.7	¥1.9	¥2.6
Foreign exchange	1.0	3.0	0.2	1.5
Equities	1.0	2.4	0.4	0.7
Commodities	0.2	0.4	0.0	0.1

Total	¥5.5	¥9.7	¥3.0	¥5.0

	Fiscal year ended March 31, 2026			As of March 31, 2026
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥3.0	¥4.9	¥1.8	¥2.6
Foreign exchange	0.7	2.9	0.1	0.4
Equities	2.4	8.4	0.3	0.3
Commodities	0.3	0.9	0.0	0.1

Total	¥6.8	¥11.7	¥4.3	¥4.3

The following graph shows VAR figures for our trading activities for the fiscal year ended March 31, 2026:

(VAR: billions of yen)

The following table shows VAR figures for our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2024	2025	2026	Change
	(in billions of yen)
As of fiscal year end	¥3.4	¥5.0	¥4.3	¥(0.6)
Maximum	9.2	9.7	11.7	1.9
Minimum	3.3	3.0	4.3	1.3
Average	5.6	5.5	6.8	1.2

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

The following graph shows the VAR figures for our banking activities excluding our cross-shareholdings portfolio for the fiscal year ended March 31, 2026:

(VAR: billions of yen)

The following table shows the VAR figures for our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2024	2025	2026	Change
	(in billions of yen)
As of fiscal year end	¥319.0	¥200.4	¥300.1	¥99.6
Maximum	336.5	279.7	341.9	62.2
Minimum	185.9	181.1	201.5	20.3
Average	281.2	219.3	274.8	55.4

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

Liquidity Risk Management Structure

Our President & Group CEO determines the basic matters pertaining to liquidity risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to the basic policies in connection with liquidity risk management, operations and monitoring, as well as proposing responses to emergencies such as sudden market changes. Our Group Chief Risk Officer (Group CRO) is responsible for matters relating to liquidity risk management planning and operations. Our Risk Management Department is responsible for monitoring, reporting and analyzing liquidity risk, making proposals in connection with liquidity risk and formulating and implementing plans relating to liquidity risk management. In addition, our Group Chief Financial Officer is responsible for matters relating to the planning and operation of funds management, and the Financial Planning Department is responsible for its monitoring and also for planning and implementing measures relating to funds management to maintain appropriate funding liquidity. Reports on the status of and other factors relating to cash funding management are submitted to our Board of Directors, the Risk Committee, the Executive Management Committee, our President & Group CEO and the Business Policy Committees, respectively, on a regular basis.

We appropriately identify and manage liquidity risk of our principal banking subsidiaries and other core group companies through regular reports from each company. Each company, which is a major source of liquidity risk in our group, also establishes their own basic policies on liquidity risk management to properly identify and manage liquidity risk. The President & CEO of each company determines important matters pertaining to liquidity risk management.

Liquidity Risk Management Method

We mainly manage liquidity risk through the frameworks of “Liquidity Categorization” and “Liquidity Risk Management Indicators.”

Liquidity Categorization

We and our principal banking subsidiaries and other core group companies have established a framework of assessing the levels of liquidity risks by categorizing them into “Normal,” “Anxious” and “Crisis” to reflect the funding conditions. The liquidity categorizations applied to the principal banking subsidiaries and other core companies are set to be the same as, or more stringent than, our own liquidity categorization. In addition, we set Early Warning Indicators (“EWIs”) and conduct monitoring on a daily basis to manage funding conditions. The EWIs include stock prices, credit ratings, amount of liquidity reserve assets such as Japanese government bonds, our funding situations and others.

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

The thresholds for Liquidity Risk Management Indicators are discussed and coordinated by the Risk Management Committee, and determined by the committee chair. A violation of threshold is immediately reported and addressed in accordance with pre-determined procedures.

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

Operational Risk Management Structure

Our President & Group CEO determines basic matters pertaining to operational risk management policies. The Risk Management Committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic policies in connection with operational risk management, operational risk operations and operational risk monitoring. The Group Chief Risk Officer (Group CRO) is responsible for matters relating to operational risk management planning and operations. The Risk Management Department of Mizuho Financial Group is responsible for monitoring market risk, reporting and analyzing making proposals, setting limits and guidelines, and formulating and implementing plans relating to operational risk management.

Our principal banking subsidiaries and core group companies establish their basic policies on operational risk management, and the President & CEO of each company determines important matters relating to operational risk management.

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

	Definition	Principal Risk Management Methods
Information Technology Risk	Risk that, in the development and operation of information systems, disruptions or malfunctions arising from disasters or system failures, cybersecurity-related defects or unauthorized activities, or delays or inadequacies in the use of IT could have a material adverse effect on service delivery, payment functions and other operations, or hinder the execution of strategies, resulting in losses to customers and losses to the Mizuho group.

•

Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.

•

Ensure ongoing project management in systems development, resource allocation, schedule/process control, quality management, and the evaluation of the suitability of technologies.

•

Enhance the effectiveness of emergency response by establishing and maintaining backup systems and conducting incident/outage response drills.

•

Assess alignment with management strategy and monitor investment effectiveness (e.g., ROI).

Cybersecurity Risk	Risk that Mizuho group may incur tangible or intangible losses due to cybersecurity-related problems that occur at the group and/or at its clients, along with organizations, etc., that have a business relationship with the group, such as outside vendors and goods/services suppliers.

•

Identify vulnerabilities, strengthen monitoring systems and incident response capabilities, and establish a robust governance structure.

•

Enhance the sophistication of cybersecurity management systems on a group-wide, global-wide, and third-party basis through these measures.

	Definition	Principal Risk Management Methods

Operations Risk	Risk that customers may incur losses or the group may incur losses due to the disruption of services to customers or major incidents affecting settlement systems, etc., as a result of inadequate operations caused by fraudulent acts, errors or negligence, etc., of senior executives or employees, or inadequacies in the operational structure itself.

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

Reputational Risk Management Structure

Our President & Group CEO determines the Mizuho group’s basic matters pertaining to reputational risk management. In addition, the Risk Management Committee comprehensively deliberate and coordinate basic policies pertaining to reputational risk management, and matters relating to operations and monitoring. The Group Chief Strategy Officer (Group CSO) is responsible for matters relating to planning and operation of reputational risk management. The Public Relations Office conducts monitoring and reporting of reputational risks and analyses and suggestions thereof, and carries out planning and promotion of basic matters pertaining to reputational risk management.

Reports on the reputational risk situations, etc. are made on a regular basis to the Group Chief Strategy Officer (Group CSO) and the Business Policy Committees. Regarding the reputational risk management of the core group companies, we identify and manage reputational risks appropriately by receiving their reports on a regular basis. In particular, individual companies which account for a large part of the group’s reputational risks establish their own basic policies, and the President & CEO of the individual company determines important matters pertaining to reputational risk management.

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

We supervise model risk management for the Mizuho group and are promoting comprehensive and effective model risk management throughout the group. Specifically, we have completed preparations for a group-wide, global model risk management framework covering all business categories, including bank, trust bank, and securities business, and covering all of the regions of Japan, the Americas, Europe and Asia-Pacific. Furthermore, with the commitment of the senior management, we have introduced a framework to visualize and manage the status of model risk, and we continue to promote effective model risk management on a risk-based approach.

Model Risk Management Structure

Our President & Group CEO determines the Mizuho group’s basic matters pertaining to model risk management. In addition, the Risk Management Committee comprehensively deliberate and coordinate basic policies pertaining to model risk management, and matters relating to administration and monitoring. Our Group Chief Risk Officer (Group CRO) is responsible for matters relating to planning and administration of model risk management. The Risk Management Department is responsible for monitoring model risks, making reports, analyses, and proposals, etc., and makes and promotes plans for model risk management. We manage model risk situations for the entire group based on the reports received from the core group companies on their model risk management. In particular, individual companies which are determined to be highly susceptible to model risks establish their own basic policies, and each of the President & CEO of each company determines important matters pertaining to model risk management.

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

Third Party Risk Management Structure

Our President & Group CEO determines basic matters related to third party risk management. The Risk Management Committee comprehensively discusses and coordinates matters relating to basic policies in connection with third party risk management, operations and monitoring. The Group Chief Risk Officer (Group CRO) is responsible for matters relating to third party risk management planning and operations. The Risk Management Department is responsible for monitoring third party risk and reporting and analyzing and making proposals, etc., and formulates and promotes plans relating to third party risk management.

We ascertain the status of third party risk management of the entire Mizuho group based on the reports and other information from the core group companies. The companies that we determined to require considerable management because the scale and nature of their third party risk can seriously affect the entire group set forth basic policies and determine the important matters related to third party risk management through the President & CEO of each company.

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

Compliance

As a provider of economic and social infrastructure, we remain conscious of the importance of our social responsibilities and public mission at all times. We define compliance as “not only observing all applicable laws, regulations, and rules by all directors, executive officers, and employees of us, but also conducting fair and honest business activities that conform to commonly accepted social standards ” and view ongoing compliance as one of the basic principles of sound business management. Each of our group companies maintains its own compliance structure in line with the basic policies established by Mizuho Financial Group.

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

Compliance Activities

We have established the “Mizuho Code of Conduct,” which sets forth clear and concrete standards of behavior to be followed when implementing the precepts of our corporate identity. Furthermore, each of our core group companies has also prepared its own Conduct Guidelines for Compliance for executives and employees as behavioral guidelines for ensuring thoroughgoing compliance.

Mizuho ensures that all directors, executive officers and employees are fully acquainted with both the Code of Conduct and the relevant Conduct Guidelines for Compliance through ongoing training and messages from management.

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

The Bank of New York Mellon (“BNYM”), as depositary, has agreed to reimburse us annually for expenses related to the administration and maintenance of the depositary receipt facility including, but not limited to, investor relations expenses, legal fees, New York Stock Exchange continued listing fees or any other direct or non-direct depositary receipt program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us. In the fiscal year ended March 31, 2026, the depositary reimbursed us $800,000 for such expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our President & Group CEO and Group Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2026. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our President & Group CEO and Group Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2026 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2026 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on the evaluation, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2026.

Our independent registered public accounting firm, Ernst & Young ShinNihon LLC has issued an attestation report on our internal control over financial reporting as of March 31, 2026, which appears on page F-6.

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

Our Board of Directors has determined that Mr. Takakazu Uchida and Mr. Masahiko Tezuka are each qualified as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, Mr. Takakazu Uchida and Mr. Masahiko Tezuka are determined to be “independent” as defined under the NYSE Corporate Governance Standards.

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

Fees for Services provided by Ernst & Young ShinNihon LLC

The aggregate fees billed by Ernst & Young ShinNihon LLC, our independent registered public accounting firm, and its affiliates, to Mizuho Financial Group and its consolidated subsidiaries for the fiscal years ended March 31, 2025 and 2026 are presented in the following table:

	Fiscal years ended March 31,
	2025	2026
	(in millions of yen)
Audit fees(1)	¥6,519	¥6,925
Audit-related fees(2)	697	543
Tax fees(3)	211	209
All other fees(4)	77	68

Total	¥7,505	¥7,744

Notes:

(1)	Audit fees primarily include fees related to the audit of U.S. GAAP financial statements as well as Japanese GAAP financial statements used for home-country reporting purposes.
(2)	Audit-related fees primarily include fees for services relating to agreed-upon procedures on internal controls and advisory services relating to regulatory filings.
(3)	Tax fees primarily include fees for services relating to the preparation of tax returns and tax advice.
(4)	All other fees primarily include fees for services relating to education about financial accounting and related legal regulation for our employees.

Pre-Approval Policies and Procedures

We established the pre-approval policies and procedures required by the Sarbanes-Oxley Act on April 1, 2006. Under the procedures, Mizuho Financial Group and its subsidiaries must apply to our audit committee for pre-approval before entering into an agreement regarding audit and permitted non-audit services with Ernst & Young ShinNihon LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	General pre-approval is required for services which are expected to be performed during a given fiscal year. Our audit committee reviews the specific maximum fee amount for new services and the maximum amount of increase/decrease from previous fee amounts for the same type of services as those performed in the past and authorizes pre-approval at the beginning of each fiscal year.

Specific pre-approval	For those services which have not been approved pursuant to the general pre-approval procedure, specific pre-approval by our audit committee is required prior to each engagement. With respect to such services, full-time audit committee member(s) must provide pre-approval and report such pre-approval at the monthly meeting of the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2026:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(2)	Maximum number of shares that may yet be purchased under the plans or programs(2)
April 1 to April 30, 2025	1,046	¥3,573.0	—	—
May 1 to May 31, 2025	4,352,792	3,866.1	4,351,500	35,648,500
June 1 to June 30, 2025	6,104,208	3,954.9	6,102,200	29,546,300
July 1 to July 31, 2025	7,562,920	4,151.9	7,560,800	21,985,500
August 1 to August 31, 2025	5,897,161	4,690.7	5,894,700	—
September 1 to September 30, 2025	3,257	4,856.1	—	—
October 1 to October 31, 2025	2,708	4,773.7	—	—
November 1 to November 30, 2025	5,896,100	5,264.6	5,894,100	54,105,900
December 1 to December 31, 2025	9,438,222	5,665.6	9,434,900	44,671,000
January 1 to January 31, 2026	9,164,010	6,500.7	9,161,100	35,509,900
February 1 to February 28, 2026	14,643,564	7,173.5	14,640,700	25,869,200
March 1 to March 31, 2026	7,888,459	6,459.2	7,885,800	—

Total(1)	70,954,447	¥5,639.5	70,925,800	—

Notes:

(1)

A total of 28,647 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2026, due to our purchase of shares constituting less than one (1) unit from holders of such shares at the current market price of those shares.

(2)

On May 15, 2025, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥100 billion between May 16, 2025 and August 31, 2025. The total number of shares purchased during the relevant month on a trade basis pursuant to the resolution is set forth in the above table. On August 29, 2025, we completed the repurchase pursuant to the resolution, acquiring 23,909,200 shares of our common stock for ¥99,999,721,300 in aggregate on a trade basis. We cancelled all of the repurchased shares on September 22, 2025. On November 14, 2025, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 60,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥200 billion between November 17, 2025 and February 28, 2026. On February 2, 2026, our Board of Directors resolved to increase the aggregate number and purchase price for the purchased shares under its share repurchase program and extend the repurchase period. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 65,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥300 billion between November 17, 2025 and March 31, 2026. The total number of shares purchased during the relevant month on a trade basis pursuant to the resolutions is set forth in the above table. On March 11, 2026, we completed the repurchase pursuant to the resolution, acquiring 47,016,600 shares of our common stock for ¥299,999,885,700 in aggregate on a trade basis. We cancelled all of the repurchased shares on April 22, 2026.

(3)

On May 15, 2026, our Board of Directors resolved to repurchase shares of our common stock and cancel all of the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 25,000,000 shares of our common stock and (ii) an aggregate of shares of our common stock for an aggregate purchase price of ¥100 billion between May 18, 2026 and August 31, 2026. The cancellation of the repurchased shares is scheduled on September 24, 2026. Pursuant to the resolution, we have repurchased an aggregate of 2,085,100 shares for ¥14,800,736,200 as of May 31, 2026 on a trade basis.

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

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. The insider trading policies and procedures of Mizuho Financial Group are included in this annual report as Exhibits 11.2, 11.3, and 11.4.
ITEM 16K.  Cybersecurity
Cybersecurity Strategy
Many of our systems are connected to our domestic and overseas locations, and the systems of our customers and various payment institutions, through global telecommunications networks. As cyber attacks become more sophisticated, we recognize cybersecurity as an important management issue and continuously promote cybersecurity measures under management leadership.
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
Governance System
At Mizuho Financial Group, the President & Group CEO deliberates and resolves fundamental issues related to cybersecurity risk management. The Board of Directors receives reports from the Group Chief Information Security Officer (“CISO”) on cybersecurity risks that may have an impact on management policies and strategies, annual business plans, medium- to long-term business plans, etc., other cybersecurity risks that the Board of Directors should be aware of from a medium- to long-term perspective, and important matters such as the status of risk control.
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
Under such supervision by the Board of Directors, our President and Group CEO oversees the cybersecurity risk management of Mizuho Financial Group, and the Group CISO, in accordance with the instructions of the Group CIO and the Group CRO, establishes measures for risk management through autonomous control activities by the first line, and monitoring, measurement, and evaluation by the second line of such autonomous control activities by the first line and gives instructions to prevent cybersecurity risks that may arise from fraud or outsourcing, and to respond appropriately to cyber incidents.
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
After the release of systems, we promptly identify and address the impact of disclosed vulnerability information on our group’s system by introducing configuration management database, and vulnerability scanning systems.
To evaluate the effectiveness of these technical measures against cyber attacks on our systems, we also regularly conduct vulnerability assessments and
Threat-Led
Penetration Testing *3.
As part of our preparedness measures, the
Mizuho-Cyber
Incident Response Team *4 and other highly qualified professionals are deployed, and a 24 hours a day, 365 days a year monitoring system is in place using an integrated Security Operation Center *5, etc.
We are also focusing on human resources development, such as conducting study groups for directors including outside directors, cybersecurity training for each executive and employee layer, and phishing email training for all executives and employees at least once every six months.
Additionally, we confirm before, and on a regular basis after entering into a contract with a third party, the security management preparedness, including responses in the event of a cyber incident, of third parties such as cloud service providers that provide outsourcing and cloud services. When we receive reports of cyber incidents from third parties, in addition to identifying and analyzing the impact on the group, we also strive to respond appropriately to risks when there is concern about the impact on the group.
We verify the effectiveness of our cybersecurity posture by referring to external frameworks related to cybersecurity, such as the Cybersecurity Framework developed by the National Institute of Standards and Technology and guidelines on cybersecurity published by the Financial Services Agency. Additionally, we undergo evaluations by third parties.
Impact and Response When a Cyber Incident Occurs
As a result of our enhanced cybersecurity measures, we are not aware of any past cyber attacks that could have had a significant impact on investor decisions or could have materially affected our business operations, results of operations and financial condition, in the fiscal year ended March 31, 2026. However, regarding a cyber attack due to a failure to strengthen cybersecurity measures, leaks or falsification of electronic data, suspension of business operations, information leaks, and unauthorized remittances there can be no assuranc that such incidents will not occur and cause inconvenience and disadvantage to our customers.
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
Based on the instructions from the Group CISO, the Cybersecurity Management Department monitors the cause of the incident (including incidents for which the likelihood of occurrence is determined on firm grounds to be very high), the nature and extent of the damage or expected damage, supports the formulation of effective containment, eradication and recovery measures, analyzes attack methods or expected attack methods based on cyber incident information, and conducts incident response.
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

*1	IT/Digital Transformation Committee (as described in “Item6.C. Board Practices”)
*2	Three lines of defense (concept for defining and classifying organizational functions and responsibilities in risk management and compliance)
*3	Threat-Led Penetration Testing (evaluation of systems and response processes by analyzing targeted threats and conducting attacks that mimic actual attacks)
*4	Cyber Incident Response Team (incident response teams within the Cybersecurity Management Department that specialize in information security issues within the organization)
*5	Security Operation Center (a specialized team within the Cybersecurity Management Department that monitors and analyzes threats to information systems in organizations such as enterprises)

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated March 2, 2023 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2026 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated September 1, 2022 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder***

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on February 10, 2026 (English Translation)

11.2	Procedures for Controlling Insider Trading of Mizuho Financial Group, Inc., as amended on April 1, 2026 (English Translation)

11.3	Regulations Pertaining to the Financial Transactions of Executives of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)****

11.4	Regulations Pertaining to the Trading of Securities, Etc. of Outside Directors of Mizuho Financial Group, Inc., as amended on August 1, 2025 (English Translation)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

Exhibit Number	Description of Exhibits

97	Recovery Policy for Executive Compensation****

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2026 (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on June 28, 2023.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021.
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

I. Distribution of assets, liabilities and equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, average yields on interest-earning assets, and average rates on interest-bearing liabilities for the fiscal years ended March 31, 2024, 2025 and 2026. Average balances are generally based on a daily average. Month-end, quarter-end or half-year-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2024			2025			2026
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield

	(in billions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	45,926	30	0.07%	56,125	136	0.24%	51,152	278	0.54%
Foreign	19,600	991	5.06%	16,279	832	5.11%	14,543	584	4.01%

Total	65,526	1,021	1.56%	72,404	968	1.34%	65,695	861	1.31%

Call loans and funds sold:
Domestic	4,889	—	0.00%	197	1	0.46%	150	1	0.69%
Foreign	1,031	33	3.21%	747	20	2.71%	724	16	2.28%

Total	5,920	33	0.56%	944	21	2.24%	874	18	2.00%

Receivables under resale agreements and securities borrowing transactions:
Domestic	8,980	72	0.80%	11,437	86	0.75%	14,530	116	0.80%
Foreign	11,663	667	5.72%	14,726	782	5.31%	17,293	702	4.06%

Total	20,643	739	3.58%	26,163	868	3.32%	31,823	818	2.57%

Trading account assets:
Domestic	6,554	91	1.40%	6,638	98	1.48%	7,615	107	1.40%
Foreign	15,142	623	4.12%	17,061	724	4.24%	17,008	659	3.88%

Total	21,697	715	3.29%	23,699	822	3.47%	24,623	766	3.11%

Investments:
Domestic	24,888	96	0.38%	18,481	125	0.68%	18,307	200	1.09%
Foreign	7,332	210	2.87%	9,343	358	3.84%	10,581	369	3.49%

Total	32,220	306	0.95%	27,825	484	1.74%	28,888	569	1.97%

Loans (1):
Domestic	58,582	636	1.09%	60,835	748	1.23%	61,053	921	1.51%
Foreign	38,942	2,317	5.95%	38,452	2,256	5.87%	42,435	2,020	4.76%

Total	97,524	2,953	3.03%	99,287	3,004	3.03%	103,488	2,941	2.84%

Total interest-earning assets(2):
Domestic	149,820	925	0.62%	153,713	1,195	0.78%	152,806	1,623	1.06%
Foreign	93,710	4,842	5.17%	96,608	4,972	5.15%	102,585	4,353	4.24%

Total	243,529	5,767	2.37%	250,322	6,167	2.46%	255,391	5,976	2.34%

Noninterest-earning assets:
Cash and due from banks	2,148			2,212			2,957
Other noninterest-earning assets (3)	28,538			27,308			30,318
Allowance for credit losses	(727)			(761)			(718)

Total noninterest-earning assets	29,959			28,759			32,557

Total average assets	273,489			279,081			287,948

Notes:

(1)	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.
(2)	Other interest income, which is not separately presented due to immateriality, is included in total interest and dividend income.
(3)	The fair value carrying amounts of derivative contracts are reported in Other noninterest-earning assets.

Within total average assets, the percentage attributable to foreign activities was 39.5%, 38.7% and 40.0%, respectively, for the fiscal years ended March 31, 2024, 2025 and 2026.

	2024			2025			2026
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in billions of yen, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	98,446	130	0.13%	97,231	177	0.18%	99,660	358	0.36%
Foreign	44,214	2,047	4.63%	45,379	2,041	4.50%	49,697	1,723	3.47%

Total	142,660	2,177	1.53%	142,610	2,218	1.56%	149,357	2,082	1.39%

Call money and funds purchased:
Domestic	1,841	2	0.13%	2,393	7	0.30%	2,759	17	0.61%
Foreign	427	20	4.63%	238	9	3.98%	286	8	2.76%

Total	2,268	22	0.98%	2,630	17	0.63%	3,045	25	0.81%

Payables under repurchase agreements and securities lending transactions:
Domestic	7,250	137	1.89%	16,769	550	3.28%	22,463	658	2.93%
Foreign	29,076	1,580	5.43%	24,918	1,359	5.45%	18,399	738	4.01%

Total	36,326	1,716	4.72%	41,686	1,909	4.58%	40,861	1,396	3.42%

Other short-term borrowings(1):
Domestic	2,268	5	0.21%	2,993	18	0.59%	2,333	25	1.09%
Foreign	1,790	91	5.08%	1,673	131	7.85%	2,461	112	4.53%

Total	4,058	96	2.36%	4,666	149	3.19%	4,794	137	2.86%

Trading account liabilities:
Domestic	4,567	53	1.16%	4,062	61	1.50%	2,953	50	1.70%
Foreign	1,800	122	6.77%	1,939	164	8.47%	2,029	122	6.00%

Total	6,366	175	2.75%	6,001	225	3.75%	4,982	172	3.45%

Long-term debt:
Domestic	14,353	308	2.15%	14,488	315	2.17%	15,385	379	2.47%
Foreign	1,403	68	4.86%	1,720	75	4.36%	2,286	96	4.20%

Total	15,757	376	2.39%	16,208	390	2.41%	17,670	475	2.69%

Total interest-bearing liabilities(2):
Domestic	128,724	634	0.49%	137,935	1,127	0.82%	145,551	1,489	1.02%
Foreign	78,710	3,928	4.99%	75,866	3,780	4.98%	75,158	2,801	3.73%

Total	207,434	4,562	2.20%	213,801	4,907	2.30%	220,709	4,290	1.94%

Noninterest-bearing liabilities (3)	56,954			56,295			58,278

Equity	9,101			8,984			8,961

Total average liabilities and equity	273,489			279,081			287,948

Net interest income and average interest rate spread		1,205	0.17%		1,260	0.16%		1,687	0.40%

Net interest income as a percentage of average total interest-earning assets			0.49%			0.50%			0.66%

Notes:

(1)	Other short-term borrowings include commercial paper.
(2)	Other interest expense, which is not separately presented due to immateriality, is included in total interest expense.
(3)	The fair value carrying amounts of derivative contracts are reported in Noninterest-bearing liabilities.

Within total average liabilities, which is the total of interest-bearing liabilities and noninterest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 34.9%, 33.0% and 34.2%, respectively, for the fiscal years ended March 31, 2024, 2025 and 2026.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024 and the fiscal year ended March 31, 2026 compared to the fiscal year ended March 31, 2025. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2025 versus fiscal year ended March 31, 2024			Fiscal year ended March 31, 2026 versus fiscal year ended March 31, 2025
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield

	(in billions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	7	99	106	(12)	154	142
Foreign	(168)	9	(159)	(89)	(159)	(248)

Total	(161)	108	(53)	(101)	(6)	(107)

Call loans and funds sold:
Domestic	—	1	1	—	—	—
Foreign	(9)	(4)	(13)	(1)	(3)	(4)

Total	(9)	(3)	(12)	(1)	(3)	(4)

Receivables under resale agreements and securities borrowing transactions:
Domestic	20	(5)	15	23	6	30
Foreign	175	(61)	114	136	(216)	(80)

Total	195	(66)	129	160	(210)	(50)

Trading account assets:
Domestic	1	6	7	14	(6)	9
Foreign	79	22	101	(2)	(63)	(65)

Total	80	27	107	12	(69)	(56)

Investments:
Domestic	(25)	54	29	(1)	76	75
Foreign	58	91	148	47	(36)	11

Total	33	145	178	46	39	86

Loans:
Domestic	24	87	112	3	170	173
Foreign	(29)	(32)	(61)	234	(470)	(236)

Total	(5)	55	51	236	(300)	(63)

Total interest and dividend income:
Domestic	27	242	270	(7)	435	428
Foreign	106	24	130	308	(926)	(618)

Total	133	267	400	301	(491)	(191)

	Fiscal year ended March 31, 2025 versus fiscal year ended March 31, 2024			Fiscal year ended March 31, 2026 versus fiscal year ended March 31, 2025
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume	Yield		Volume	Yield

	(in billions of yen)
Interest expense:
Deposits:
Domestic	(2)	49	48	4	177	181
Foreign	54	(60)	(6)	194	(512)	(318)

Total	52	(11)	41	199	(335)	(137)

Call money and funds purchased:
Domestic	1	4	5	1	9	10
Foreign	(9)	(2)	(10)	2	(3)	(2)

Total	(8)	3	(6)	3	5	8

Payables under repurchase agreements and securities lending transactions:
Domestic	179	233	413	187	(79)	108
Foreign	(226)	5	(221)	(356)	(265)	(621)

Total	(46)	239	192	(169)	(344)	(513)

Other short-term borrowings:
Domestic	2	11	13	(4)	12	8
Foreign	(6)	46	40	62	(82)	(20)

Total	(4)	57	53	58	(70)	(12)

Trading account liabilities:
Domestic	(6)	14	8	(17)	6	(11)
Foreign	9	33	42	8	(50)	(42)

Total	4	47	50	(9)	(44)	(53)

Long-term debt:
Domestic	3	4	7	19	45	64
Foreign	15	(9)	7	25	(4)	21

Total	18	(5)	14	44	41	85

Total interest expense:
Domestic	177	316	493	62	300	362
Foreign	(162)	14	(148)	(35)	(944)	(979)

Total	15	330	345	27	(644)	(617)

Net interest income:
Domestic	(150)	(73)	(223)	(69)	135	66
Foreign	268	10	278	343	18	361

Total	118	(63)	55	274	153	427

II. Investment portfolio

The following table shows the book value, contractual maturity and the weighted average yield of held-to-maturity securities at March 31, 2026. The amortized cost is the basis of the book value for held-to-maturity securities. The weighted average yield is calculated based on the amortized cost for held-to-maturity securities and considers the contractual coupon, amortization of premiums and accretion of discounts and excludes the effects of any related hedging derivatives.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(in billions of yen, except percentages)
Held-to-maturity securities:
Domestic:
Japanese government bonds	90	0.05%	120	0.12%	210	0.23%	—	—	420	0.16%

Total domestic	90	0.05%	120	0.12%	210	0.23%	—	—	420	0.16%

Foreign:
Agency mortgage-backed securities	—	—	—	—	—	—	4,433	4.93%	4,433	4.93%

Total foreign	—	—	—	—	—	—	4,433	4.93%	4,433	4.93%

Total	90	0.05%	120	0.12%	210	0.23%	4,433	4.93%	4,852	4.51%

In addition to held-to-maturity securities, the MHFG Group’s Investments also include available-for-sale securities, equity securities and other investments. See Note 3 “Investments” to the consolidated financial statements included elsewhere in this annual report for information regarding available-for-sale securities, equity securities and other investments.

III. Loans

Maturities and sensitivities of loans to changes in interest rates

The following table shows the details of the loan portfolio by time remaining until maturity by category at March 31, 2026:

	Maturity					Loans due after one year
	One year or less	After one year through five years	After five years through fifteen years	After fifteen years	Total	Fixed rates	Floating rates
	(in billions of yen)
Domestic:
Corporate:
Large companies	20,217	20,455	9,331	570	50,573	10,019	20,336
Small and medium-sized companies	1,023	873	622	209	2,727	358	1,346
Retail:
Housing Loan	429	1,328	2,714	2,160	6,630	783	5,419
Others	698	328	139	29	1,195	218	279
Sovereign	209	204	124	15	552	185	157
Banks and other financial institutions	702	321	42	—	1,065	119	244

Total domestic	23,278	23,508	12,973	2,983	62,742	11,682	27,782

Foreign:
Corporate	16,377	18,644	3,140	385	38,547	1,208	20,962
Retail	1	2	4	6	13	1	11
Sovereign	239	474	231	—	945	—	705
Banks and other financial institutions	1,667	1,674	122	126	3,590	283	1,639

Total foreign	18,284	20,794	3,498	518	43,094	1,493	23,317

Total	41,562	44,302	16,471	3,501	105,836	13,175	51,099

IV. Allowance for credit losses on loans

The following table shows the credit ratios of the MHFG Group’s loans, nonaccrual loans and allowance for credit losses at March 31, 2025 and 2026:

(1) Allowance for credit losses to total loans

	Allowance for credit losses	Total loans	Ratio of allowance for credit losses to total loans
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
	(in billions of yen, except percentages)
2026
Domestic:
Corporate:
Large companies	482	50,573	0.95%
Small and medium-sized companies	57	2,727	2.08%
Retail:
Housing Loan	39	6,630	0.58%
Others	9	1,195	0.80%
Sovereign	—	552	0.02%
Banks and other financial institutions	1	1,065	0.05%

Total domestic	587	62,742	0.94%
Foreign	170	43,094	0.39%

Total	757	105,836	0.72%

Ratio of allowance for credit losses to total loans in large companies of corporate under Domestic decreased by 0.35% from 1.30% at March 31, 2025 to 0.95% at March 31, 2026 due mainly to changes in the business environment surrounding some large borrowers.

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
	(in billions of yen, except percentages)
2026

Domestic:
Corporate:
Large companies	558	50,573	1.10%
Small and medium-sized companies	86	2,727	3.15%
Retail:
Housing Loan	28	6,630	0.42%
Others	41	1,195	3.41%
Sovereign	—	552	—
Banks and other financial institutions	—	1,065	—

Total domestic	712	62,742	1.14%
Foreign	187	43,094	0.43%

Total	899	105,836	0.85%

Ratio of nonaccrual loans to total loans in large companies of corporate under Domestic decreased by 0.64% from 1.74% at March 31, 2025 to 1.10% at March 31, 2026 due to a decrease in nonaccrual loans.

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
	(in billions of yen, except percentages)
2026

Domestic:
Corporate:
Large companies	482	558	86.37%
Small and medium-sized companies	57	86	65.92%
Retail:
Housing Loan	39	28	138.87%
Others	9	41	23.31%
Sovereign	—	—	—
Banks and other financial institutions	1	—	—

Total domestic	587	712	82.44%
Foreign	170	187	90.86%

Total	757	899	84.19%

Ratio of allowance for credit losses to nonaccrual loans in large companies of corporate under Domestic increased by 11.57% from 74.80% at March 31, 2025 to 86.37% at March 31, 2026 due mainly to changes in the business environment surrounding some large borrowers.

The following table shows ratio of net charge-offs to average loans at March 31, 2025 and 2026:

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
	(in billions of yen, except percentages)
2026

Domestic:
Corporate:
Large companies	48,006	240	0.50%
Small and medium-sized companies	2,700	5	0.17%
Retail:
Housing Loan	6,735	1	0.01%
Others	1,240	2	0.17%
Sovereign	2,028	—	—
Banks and other financial institutions	909	—	—

Total domestic	61,618	248	0.40%
Foreign	40,208	19	0.05%

Total	101,826	267	0.26%

The following table shows an allocation of the MHFG Group’s allowance for credit losses and the percentage of loans in each category to total loans at March 31, 2025 and 2026:

	2025		2026
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	598	46.22%	482	47.78%
Small and medium-sized companies	41	2.77%	57	2.58%
Retail:
Housing Loan	41	6.87%	39	6.26%
Others	9	1.28%	9	1.13%
Sovereign	—	3.72%	—	0.52%
Banks and other financial institutions	—	0.87%	1	1.01%

Total domestic	690	61.74%	587	59.28%
Foreign	127	38.26%	170	40.72%

Total	816	100.00%	757	100.00%

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024		2025		2026
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in billions of yen, except percentages)
Domestic offices:
Noninterest-bearing demand deposits	28,177	—	28,369	—	25,224	—
Interest-bearing demand deposits	69,050	0.08%	68,525	0.13%	68,923	0.26%
Time deposits	21,031	0.36%	25,679	0.31%	28,037	0.58%
Certificates of deposit	8,365	—	3,028	—	2,700	0.47%

Foreign offices:
Noninterest-bearing demand deposits	2,960	—	2,822	—	2,828	—
Interest-bearing deposits, principally time deposits	34,218	4.52%	35,084	4.39%	37,868	3.35%
Certificates of deposit	9,996	5.00%	10,294	4.87%	11,830	3.85%

Total	173,796	1.25%	173,801	1.28%	177,409	1.17%

The total amounts of deposits by foreign depositors in domestic offices at March 31, 2024, 2025 and 2026 were ¥1,182 billion, ¥719 billion and ¥851 billion, respectively.

The estimated amounts of uninsured deposits at March 31, 2025 and 2026 were ¥118,917 billion and ¥124,957 billion, respectively. The uninsured deposits refer to the amounts of deposit accounts under certain categories that are not covered by the relevant insurance regimes and the aggregate amounts of the uninsured deposit accounts that exceed the respective limit of the insurance regime in each local jurisdiction. In Japan, categories such as deposits denominated in foreign currency and certificates of deposits are uninsured, and the insurance limit per client is ¥10 million. At March 31, 2026, the estimated amounts and remaining maturities of uninsured time deposits and certificates of deposit are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in billions of yen)
Domestic offices:
Due in three months or less	12,305	2,132	14,436
Due after three months through six months	3,062	43	3,105
Due after six months through twelve months	2,596	48	2,643
Due after twelve months	1,275	30	1,305

Total	19,238	2,253	21,490

Foreign offices:
Due in three months or less	22,863	5,618	28,481
Due after three months through six months	3,527	2,888	6,415
Due after six months through twelve months	1,998	822	2,820
Due after twelve months	34	335	369

Total(Note)	28,422	9,662	38,084

Total	47,659	11,915	59,574

Note: The estimated amount that exceeded the Federal Deposit Insurance Corporation insurance limit in the United States was ¥404 billion as of March 31, 2026.

MIZUHO FINANCIAL GROUP, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 26, 2026 expressed an unqualified opinion thereon.
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

Allowance for Credit Losses

Description of the Matter
The Company’s loan portfolio and the associated allowance for credit losses (ACL) for the loan portfolio, were JPY 105,836 billion and JPY 757 billion as of March 31, 2026, respectively. As discussed in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses involves significant judgments on several matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, the timing and amount of future cash flows, and the development of qualitative adjustments. When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default (PD), whereby the Company’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Company’s estimated exposure at default (EAD). The credit loss factors incorporate the PD as well as the loss given default (LGD) based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the PD. The Company estimates the allowance for certain individual loans by using either the fair value of the collateral, the loan’s observable market price or the discounted cash flow (DCF) method.

The Company’s methodology for determining ACL on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as the conflict in the Middle East and their ripple effects on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, the Company incorporated the estimated impacts of the conflict in the Middle East on domestic obligors, weakening obligor credit profiles driven by declining earnings, including ripple effects on the automotive supply chain, changes in interest rates, and other sources of economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions, including the forecasted business outlook for specific portfolio segments, and the current forecast for the growth rate of gross domestic product and interest rates.

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s process for establishing the ACL, including management’s controls over (i) selection and implementation of the forward-looking macroeconomic scenario used in determining PD, LGD and EAD, (ii) expected loss models and methodologies used in quantitative calculations, including model validation, (iii) completeness and accuracy of key inputs and assumptions used in quantitative calculations, (iv) determination of the present value of the timing and amount of expected future cash flows for large individual borrowers, and (v) adjustments to reflect management’s consideration of qualitative factors.

With the support of our specialists, we assessed the macroeconomic scenario by, among other procedures, evaluating management’s methodology and agreeing a sample of key economic factors used to external sources. We also performed and considered the results of various sensitivity analyses and analytical procedures, including comparison of a sample of the key economic factors to external sources, historical statistics and peer bank information.

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

With respect to the DCF method, we evaluated the present value of expected future cash flows through our assessment of the reasonableness of the obligors’ restructuring plans, as well as the timing and underlying sources of the repayment for a sample of individually evaluated loans. We performed back-testing of forecasted cash flows against actual cash flow results. We also assessed the appropriateness of significant inputs and assumptions used in the DCF method by agreeing them to internal and external sources such as financial statements, peer data, and current industry trends.

We evaluated the overall ACL amount, including model estimates and qualitative adjustments, and whether the overall ACL appropriately reflects expected credit losses on the loan portfolio. We reviewed peer-bank information, subsequent events and transactions including changes to the obligor ratings and other credit trends and considered whether they corroborate or contradict the Company’s measurement of the overall ACL.

Valuation of Certain Level 3 Financial Instruments

Description of the Matter	As described in Notes 1 and 26 to the consolidated financial statements, the Company carries various types of over-the-counter
derivatives and long-term debt instruments with embedded derivatives measured at fair value. The Company carried JPY 43 billion, JPY 200 billion and JPY 569 billion of derivative assets,

derivative liabilities and long-term debt with embedded derivatives measured at fair value as of March 31, 2026, respectively, which are classified within Level 3 of the fair value hierarchy. These Level 3 financial instruments are defined as having unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Management utilizes internally developed valuation models and unobservable inputs to value certain level 3 financial instruments. The significant unobservable inputs used by management to value these financial instruments include correlation and volatility.

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
June 26, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Mizuho Financial Group, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Mizuho Financial Group, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mizuho Financial Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes and our report dated June 26, 2026 expressed an unqualified opinion thereon.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company
; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
June 26, 2026

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2025 AND 2026

	2025	2026
	(in millions of yen)
Assets:
Cash and due from banks	2,292,295	2,699,180
Interest-bearing deposits in other banks	71,143,684	59,907,221
Call loans and funds sold	776,183	1,047,456
Receivables under resale agreements	28,108,779	30,571,740
Receivables under securities borrowing transactions	2,078,216	1,760,604
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥12,701,161 million in 2025 and ¥ 12,339,003 million in 2026)	37,598,099	48,696,032
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,055,780 million in 2025 and ¥1,690,645 million in 2026), net of allowance	15,058,617	21,848,687
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥4,067,125 million in 2025 and ¥35,848 million in 2026)	4,185,763	4,852,384
Equity securities	4,518,745	5,710,985
Other investments	1,000,589	1,073,764
Loans (Notes 4 and 5)	99,257,363	105,835,923
Allowance for credit losses on loans	(816,374)	(757,159)

Loans, net of allowance	98,440,989	105,078,764
Premises and equipment—net (Note 6)	1,813,678	1,823,020
Due from customers on acceptances	273,944	390,719
Accrued income	672,897	718,894
Goodwill (Note 7)	163,593	213,302
Intangible assets (Note 7)	35,472	42,220
Deferred tax assets	345,179	378,644
Other assets (Note 12)	8,234,429	8,082,090

Total assets	276,741,152	294,895,707

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	2025	2026
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	6,054	2,358
Interest-bearing deposits in other banks	65,453	70,444
Call loans and funds sold	87,741	143,199
Trading account assets	2,304,908	3,140,270
Investments	207,895	345,585
Loans, net of allowance	8,654,827	9,242,423
All other assets	483,525	483,801

Total assets	11,810,404	13,428,079

See the accompanying Notes to the Consolidated Financial Statements.

F-
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS—(Continued)
MARCH 31, 2025 AND 2026

	2025	2026
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	31,705,002	31,455,976
Interest-bearing deposits	95,654,717	98,319,260
Foreign:
Noninterest-bearing deposits	2,642,727	2,986,715
Interest-bearing deposits	43,788,236	46,276,454
Due to trust accounts	303,396	301,964
Call money and funds purchased	2,745,165	3,191,544
Payables under repurchase agreements (Note 28)	38,395,079	37,732,081
Payables under securities lending transactions (Note 28)	1,674,727	2,067,005
Other short-term borrowings (including liabilities accounted for at fair value of ¥244,157 million in 2025, and ¥106,746 million in 2026) (Notes 11 and 26)	5,537,351	2,922,999
Trading account liabilities	21,207,668	28,802,058
Bank acceptances outstanding	273,944	390,719
Income taxes payable	133,218	239,103
Deferred tax liabilities	36,677	50,855
Accrued expenses	570,845	671,223
Long-term debt (including liabilities accounted for at fair value of ¥3,764,171 million in 2025, and ¥4,693,080 million in 2026) (Notes 11 and 26)	14,914,120	20,838,501
Other liabilities (Note 12)	6,608,355	7,171,197

Total liabilities	266,191,227	283,417,654

Commitments and contingencies (Note 22)

Equity:
MHFG shareholders’ equity:
Common stock (Note 14)—no par value, authorized 4,800,000,000 shares, and issued 2,513,757,794 shares at March 31, 2025, and 2,489,848,594 shares at March 31, 2026	5,799,003	5,767,350
Retained earnings	3,343,695	4,065,899
Accumulated other comprehensive income (loss), net of tax (Note 16)	931,779	1,337,912
Less: Treasury stock, at cost—Common stock 4,233,302 shares at March 31, 2025, and 51,325,298 shares at March 31, 2026	(9,462)	(311,529)

Total MHFG shareholders’ equity	10,065,015	10,859,633
Noncontrolling interests	484,909	618,420

Total equity	10,549,924	11,478,053

Total liabilities and equity	276,741,152	294,895,707

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	2025	2026
	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	70,338	98,536
Other short-term borrowings	401,275	277,787
Trading account liabilities	8,026	103,665
Long-term debt	1,968,740	2,559,080
All other liabilities	1,017,893	1,100,123

Total liabilities	3,466,272	4,139,191

See the accompanying Notes to the Consolidated Financial Statements.

F-
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	2024	2025	2026
	(in millions of yen)
Interest and dividend income:
Loans, including fees	2,953,217	3,003,985	2,940,558
Investments:
Interest	192,116	359,710	430,760
Dividends	113,808	123,899	138,470
Trading account assets	714,884	822,358	766,066
Call loans and funds sold	32,963	21,187	17,518
Receivables under resale agreements and securities borrowing transactions	739,016	867,880	817,844
Deposits in other banks	1,020,997	967,958	861,349
Other interest income	—	—	3,809

Total interest and dividend income	5,767,000	6,166,977	5,976,373

Interest expense:
Deposits	2,176,777	2,218,010	2,081,505
Trading account liabilities	174,883	225,020	171,863
Call money and funds purchased	22,167	16,620	24,734
Payables under repurchase agreements and securities lending transactions	1,716,331	1,908,525	1,395,661
Other short-term borrowings	95,704	148,805	137,000
Long-term debt	376,214	389,997	475,470
Other interest expense	—	—	3,604

Total interest expense	4,562,076	4,906,978	4,289,837

Net interest income	1,204,924	1,259,999	1,686,536
Provision (credit) for credit losses (Notes 3 and 5)	47,135	96,943	188,465

Net interest income after provision (credit) for credit losses.	1,157,788	1,163,055	1,498,071

Noninterest income (Note 24):
Fee and commission income	1,117,826	1,206,839	1,375,976
Foreign exchange gains (losses)—net (Note 25)	(19,390)	(185,963)	(40,536)
Trading account gains (losses)—net (Note 25)	390,260	803,383	102,749
Investment gains (losses)—net:
Debt securities	(6,446)	(4,538)	(74,307)
Equity securities	1,010,288	(181,948)	1,035,589
Equity in earnings (losses) of equity method investees—net	19,791	28,233	75,152
Gains on disposal of premises and equipment	10,128	71,862	17,372
Other noninterest income	221,273	265,045	326,113

Total noninterest income	2,743,729	2,002,912	2,818,108

Noninterest expenses:
Salaries and employee benefits	803,966	883,410	954,026
General and administrative expenses	751,187	826,907	962,945
Occupancy expenses	168,473	185,576	195,813
Fee and commission expenses	239,246	254,079	272,935
Provision (credit) for credit losses on off-balance-sheet instruments	9,585	27,080	(500)
Other noninterest expenses	305,950	229,629	245,334

Total noninterest expenses	2,278,406	2,406,680	2,630,553

Income before income tax expense	1,623,112	759,288	1,685,627
Income tax expense (Note 19)	425,120	199,532	359,613

Net income	1,197,992	559,756	1,326,013
Less: Net income (loss) attributable to noncontrolling interests	285,519	(33,637)	167,983

Net income attributable to MHFG shareholders	912,473	593,393	1,158,031

Earnings per common share (Note 18):		(in yen)
Basic net income per common share	359.70	234.55	466.16

Diluted net income per common share	359.65	234.52	466.09

Dividends per common share:
Common stock	105.00	140.00	145.00

See the accompanying Notes to the Consolidated Financial Statements.

F-
10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	2024	2025	2026
	(in millions of yen)
Net income (Note)	1,197,992	559,756	1,326,013
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale securities, net of tax	33,384	(38,050)	(47,020)
Foreign currency translation adjustments, net of tax	240,944	50,359	305,423
Defined benefit plan adjustments, net of tax	75,987	(77,149)	153,623
Own credit risk adjustments, net of tax	(14,152)	13,249	(6,145)

Total other comprehensive income (loss), net of tax	336,163	(51,591)	405,882

Total comprehensive income	1,534,155	508,165	1,731,895
Less: Total comprehensive income (loss) attributable to noncontrolling interests	286,498	(32,429)	167,731

Total comprehensive income attributable to MHFG shareholders	1,247,657	540,594	1,564,164

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

F-
11

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	2024	2025	2026
	(in millions of yen)
Common stock:
Balance at beginning of fiscal year	5,832,729	5,833,660	5,799,003
Performance-based stock compensation program	585	10	1,192
Change in ownership interests in consolidated subsidiaries	463	—	—
Cancellation of common stock	—	(34,670)	(32,850)
Other	(117)	3	5

Balance at end of fiscal year	5,833,660	5,799,003	5,767,350

Retained earnings:
Balance at beginning of fiscal year	2,442,153	3,120,236	3,343,695
Net income attributable to MHFG shareholders	912,473	593,393	1,158,031
Dividends declared	(234,802)	(304,603)	(368,911)
Cancellation of common stock	—	(65,330)	(67,150)
Other	412	—	233

Balance at end of fiscal year	3,120,236	3,343,695	4,065,899

Accumulated other comprehensive income (loss), net of tax (Note 16) (Note) :
Balance at beginning of fiscal year	649,395	984,578	931,779
Change during year	335,184	(52,799)	406,133

Balance at end of fiscal year	984,578	931,779	1,337,912

Treasury stock, at cost:
Balance at beginning of fiscal year	(8,786)	(9,403)	(9,462)
Purchases of treasury stock	(3,384)	(102,921)	(404,325)
Disposal of treasury stock	2,767	2,862	2,259
Cancellation of treasury stock	—	100,000	100,000

Balance at end of fiscal year	(9,403)	(9,462)	(311,529)

Total MHFG shareholders’ equity	9,929,071	10,065,015	10,859,633

Noncontrolling interests:
Balance at beginning of fiscal year	809,643	502,116	484,909
Transactions between the MHFG Group and the noncontrolling interest shareholders	(575,476)	24,445	(23,090)
Dividends paid to noncontrolling interests	(18,549)	(9,223)	(11,130)
Net income (loss) attributable to noncontrolling interests	285,519	(33,637)	167,983
Other	979	1,208	(252)

Balance at end of fiscal year	502,116	484,909	618,420

Total equity	10,431,187	10,549,924	11,478,053

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 16 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

F-
12

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	2024	2025	2026

	(in millions of yen)
Cash flows from operating activities:
Net income	1,197,992	559,756	1,326,013
Less: Net income (loss) attributable to noncontrolling interests	285,519	(33,637)	167,983

Net income attributable to MHFG shareholders	912,473	593,393	1,158,031
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	222,714	238,631	278,340
Provision (credit) for credit losses	47,135	96,943	188,465
Investment losses (gains)—net	(1,003,842)	186,486	(961,282)
Equity in losses (earnings) of equity method investees—net	(19,791)	(28,233)	(75,152)
Foreign exchange losses (gains)—net	737,268	(35,254)	386,191
Deferred income tax expense (benefit)	165,355	(104,358)	(65,445)
Net change in trading account assets	(5,783,698)	(1,946,305)	(10,023,197)
Net change in trading account liabilities	270,707	595,934	6,946,018
Net change in loans held for sale	125,402	(287,927)	48,303
Net change in accrued income	(148,029)	17,830	(23,629)
Net change in accrued expenses	138,098	(29,661)	180,650
Other—net	875,705	761,563	181,339

Net cash provided by (used in) operating activities	(3,460,502)	59,044	(1,781,369)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	28,361,232	29,403,773	25,882,312
Proceeds from sales of Equity securities (Note)	2,834,790	2,872,217	5,513,705
Proceeds from maturities of Available-for-sale securities	39,223,805	17,213,606	5,579,293
Proceeds from maturities of Held-to-maturity securities	450,249	712,029	716,207
Purchases of Available-for-sale securities	(60,811,386)	(43,329,158)	(37,660,715)
Purchases of Held-to-maturity securities	(2,154,616)	(943,708)	(1,100,053)
Purchases of Equity securities (Note)	(3,406,497)	(2,354,450)	(5,705,197)
Proceeds from sales of loans	681,116	1,114,090	1,399,457
Net change in loans	(909,874)	(2,208,464)	(5,141,690)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(7,739,449)	(6,803,413)	(942,767)
Proceeds from sales of premises and equipment	13,594	94,134	34,340
Purchases of premises and equipment	(256,475)	(338,013)	(307,003)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	89,522	37,044	5,636
Purchases of investments in subsidiaries (affecting the scope of consolidation)	(55,469)	—	(41,308)
Payments for sales of investments in subsidiaries (affecting the scope of consolidation)	—	—	(38,621)

Net cash used in investing activities	(3,679,457)	(4,530,312)	(11,806,403)

Cash flows from financing activities:
Net change in deposits	2,466,532	1,846,792	1,482,684
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	9,633,825	1,693,993	(1,157,853)
Net change in due to trust accounts	(503,770)	57,784	(1,432)
Net change in other short-term borrowings	14,167	1,934,023	(2,763,358)
Proceeds from issuance of long-term debt	3,061,735	3,144,808	7,655,894
Repayment of long-term debt	(2,956,548)	(4,336,484)	(2,548,148)
Proceeds from noncontrolling interests	62,780	33,292	13,723
Payments to noncontrolling interests	(67,169)	(5,084)	(44,401)
Proceeds from sales of treasury stock	2,768	2,865	2,263
Purchases of treasury stock	(3,384)	(102,921)	(404,325)
Dividends paid	(234,787)	(304,426)	(368,704)
Dividends paid to noncontrolling interests	(18,549)	(9,223)	(11,130)

Net cash provided by financing activities	11,457,601	3,955,420	1,855,213

Effect of exchange rate changes on cash and cash equivalents	1,803,107	(161,217)	902,982

Net increase (decrease) in cash and cash equivalents	6,120,748	(677,064)	(10,829,577)
Cash and cash equivalents at beginning of fiscal year	67,992,295	74,113,043	73,435,979

Cash and cash equivalents at end of fiscal year	74,113,043	73,435,979	62,606,401

See the accompanying Notes to the Consolidated Financial Statements.

F-
13

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
FOR THE FISCAL YEARS ENDED MARCH 31, 2024, 2025 AND 2026

	2024	2025	2026

	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	4,758,832	5,044,971	4,376,289
Income taxes paid	287,693	124,107	276,443
Noncash investing activities:
Transfer of loans into loans held for sale	2,227	31,866	78,341
Transfer of loans held-for-sale into loans	—	—	186,640

Note:	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.

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
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of loans held-for-sale,
valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain other short-term borrowings and long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of geopolitical and macroeconomic uncertainty including uncertainty relating to the conflict in the Middle East, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.

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
Under resale agreements, securities borrowing and certain derivatives transactions, the MHFG Group receives collateral in the form of securities. In many cases, the MHFG Group is permitted to sell or repledge the securities obtained as collateral. Disclosures in respect of such collateral are presented in Note 8 “Pledged assets and collateral.” With respect to repurchase agreements and securities lending transactions, counterparties may have the right to sell or repledge securities that the MHFG Group has pledged as collateral. The MHFG Group separately discloses these pledged securities in the consolidated balance sheets.
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
Changes in the fair values of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under ASC 815 which are recorded in AOCI. The changes in the fair values of all derivatives relating to foreign currency exchange rates are included in Foreign exchange gains (losses)—net and Trading account gains (losses)—net. Other elements of the changes in the fair values, including interest rate, equity and credit related components, except these of certain credit derivatives hedging the credit risk in the corporate loan portfolio, are recognized in Trading account gains (losses)—net. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure related to its corporate loan portfolio is recorded in Other noninterest income (expenses). Interest income and expense on cash collateral and margin related to derivative transactions are also included within Noninterest income (expenses), consistent with derivative-related activities.
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
Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value on an individual loan basis, with valuation changes recorded in Other noninterest income and expenses. If management decides to retain certain loans held for sale for the foreseeable future or until maturity or payoff, such items are transferred to Loans at the amortized cost.
Financial instruments—current expected credit losses (“CECL”)
CECL established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected life and consider expected future changes in macroeconomic conditions. ASC 326 reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASC 326 also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reversed through interest income was not significant for the fiscal years ended March 31, 2025 and 2026.
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
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for the Group’s business plan. If the scenarios are not reflective of management’s expectations, adjustments may be made to the scenarios. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated semi-annually in principle and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2025 and 2026, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
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
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, calculated using the discounted cash flow (DCF) method, which considers the restructuring effect and subsequent payment default with respect to modified loans to borrowers experiencing financial difficulty, discounted at the loan’s post-modification contractual effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an internal appraisal department which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks such as the conflict in the Middle East and their ripple effects on specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impacts of the conflict in the Middle East on domestic obligors, weakening obligor credit profiles driven by declining earnings, including ripple effects on the automotive supply chain, changes in interest rates, and other sources of economic uncertainty into the macroeconomic scenario. The macroeconomic scenario was revised to reflect updated key assumptions, including the forecasted business outlook for specific portfolio segments and the current forecast for the growth rate of gross domestic product and interest rates.
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
No.2023-09,
“Income Taxes (Topic 740)—Improvements to Income Tax Disclosures” (“ASU
No.2023-09”).
The ASU improves income tax disclosures primarily in relation to the rate reconciliation and information on income taxes paid on an annual basis. The MHFG Group adopted ASU
No.2023-09
on a prospective basis for its fiscal year ended March 31, 2026. See Note 19 “Income taxes” for further details.
Accounting pronouncements issued but not yet effective as of March 31, 2026
In November 2024, the FASB issued ASU
No.2024-03,
“Income Statement—Reporting Comprehensive Income—Expense Disaggregation
Disclosures
” (“ASU
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
In September 2025 the FASB issued ASU
No.2025-06,
“Intangibles—Goodwill and
Other—Internal-Use
Software (Subtopic
350-40)
Targeted Improvements to the Accounting for
Internal-Use
Software” (“ASU
No.2025-06”).
The ASU improves the accounting for
internal-use
software by modernizing the related guidance. It eliminates the requirement to consider software project development stages and enhances the guidance on the
“probable-to-complete”
threshold used to determine when capitalization of
internal-use
software costs begins. The ASU will be effective for the MHFG Group for its fiscal year ending March 31, 2029. The Group is currently evaluating the potential impact that the adoption of ASU
No.2025-06
will have on disclosures in its consolidated financial statements and results of operations or financial condition.

F-2
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2025 and 2026 are as follows:

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

	(in millions of yen)
2026
Available-for-sale securities:
Debt securities:
Japanese government bonds	14,977,828	32	52,939	14,924,920
Japanese local government bonds	157,569	1	7,869	149,702
U.S. Treasury bonds and federal agency securities	137,811	186	25	137,973
Other foreign government bonds	3,562,809	4,412	3,263	3,563,958
Agency mortgage-backed securities (1)	342,743	—	60,907	281,835
Residential mortgage-backed securities	11,794	—	—	11,794
Commercial mortgage-backed securities	912,841	4,040	2,870	914,012
Japanese corporate bonds and other debt securities	926,093	8,357	11,722	922,727
Foreign corporate bonds and other debt securities (2)	942,239	860	1,332	941,766

Total	21,971,727	17,887	140,927	21,848,687

Held-to-maturity securities:
Debt securities:
Japanese government bonds	419,568	—	26,355	393,213
Agency mortgage-backed securities (3)	4,432,816	36,938	151,903	4,317,851

Total	4,852,384	36,938	178,258	4,711,064

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥315,536 million and ¥22 million, respectively, at March 31, 2025, and ¥281,815 million and ¥21 million,

F-2
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respectively, at March 31, 2026. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.
(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥221,706 million at March 31, 2025, and ¥287,547 million at March 31, 2026.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.
(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities were ¥nil at both March 31, 2025 and 2026.
(5)	Accrued interest receivables of ¥20,845 million at March 31, 2025, and ¥29,997 million at March 31, 2026 are excluded from amortized cost and included in Accrued income.
Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2026 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	12,024,349	2,067,881	865,813	19,784	14,977,828
Japanese local government bonds	40,544	65,219	51,513	293	157,569
U.S. Treasury bonds and federal agency securities	137,811	—	—	—	137,811
Other foreign government bonds	2,933,330	626,880	1,302	1,297	3,562,809
Agency mortgage-backed securities	—	—	522	342,221	342,743
Residential mortgage-backed securities	127	837	9,666	1,164	11,794
Commercial mortgage-backed securities	6,070	659,622	246,150	1,000	912,841
Japanese corporate bonds and other debt securities	92,304	356,607	131,633	345,549	926,093
Foreign corporate bonds and other debt securities	608,186	312,278	21,309	466	942,239

Total	15,842,720	4,089,324	1,327,908	711,775	21,971,727

Held-to-maturity securities:
Debt securities:
Japanese government bonds	89,991	119,941	209,636	—	419,568
Agency mortgage-backed securities	—	—	—	4,432,816	4,432,816

Total	89,991	119,941	209,636	4,432,816	4,852,384

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	12,014,919	2,057,650	832,541	19,810	14,924,920
Japanese local government bonds	40,375	62,607	46,478	241	149,702
U.S. Treasury bonds and federal agency securities	137,973	—	—	—	137,973
Other foreign government bonds	2,933,580	627,779	1,302	1,297	3,563,958
Agency mortgage-backed securities	—	—	512	281,323	281,835
Residential mortgage-backed securities	127	837	9,666	1,164	11,794
Commercial mortgage-backed securities	6,080	659,530	247,434	967	914,012
Japanese corporate bonds and other debt securities	91,873	352,530	129,397	348,928	922,727
Foreign corporate bonds and other debt securities	608,056	311,856	21,388	466	941,766

Total	15,832,983	4,072,790	1,288,718	654,197	21,848,687

Held-to-maturity securities:
Debt securities:
Japanese government bonds	89,076	115,131	189,006	—	393,213
Agency mortgage-backed securities	—	—	—	4,317,851	4,317,851

Total	89,076	115,131	189,006	4,317,851	4,711,064

Credit losses
The MHFG Group did not recognize allowance for credit losses on available-for-sale
securities on March 31, 2024, 2025 and 2026. The Group did not recognize allowance for credit losses on held-to-maturity
securities on March 31, 2024, 2025 and 2026 because
held-to-maturity
securities consist of Japanese government bonds and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation and summary of significant accounting policies” for further details of the methodology used to determine the allowance for credit losses.

F-
30

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2025 and 2026:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
2025
Available-for-sale securities:
Debt securities:
Japanese government bonds	7,660,587	16,325	1,725	5	7,662,312	16,329
Japanese local government bonds	54,117	1,975	493,411	21,402	547,528	23,376
U.S. Treasury bonds and federal agency securities	22,241	123	—	—	22,241	123
Other foreign government bonds	757,135	446	138,034	1,258	895,169	1,704
Agency mortgage-backed securities (Note)	63,435	2,971	245,191	22,064	308,626	25,034
Residential mortgage-backed securities	1,952	9	17,188	888	19,140	897
Commercial mortgage-backed securities.	71,383	534	113,411	890	184,795	1,424
Japanese corporate bonds and other debt securities	127,307	1,972	1,058,758	9,980	1,186,066	11,952
Foreign corporate bonds and other debt securities	142,540	256	42,959	1,115	185,499	1,371

Total	8,900,698	24,609	2,110,679	57,602	11,011,377	82,211

2026
Available-for-sale securities:
Debt securities:
Japanese government bonds	12,516,541	29,556	2,085,665	23,383	14,602,206	52,939
Japanese local government bonds	7,897	235	141,676	7,633	149,573	7,869
U.S. Treasury bonds and federal agency securities	25,533	25	—	—	25,533	25
Other foreign government bonds	1,338,162	3,125	156,683	138	1,494,845	3,263
Agency mortgage-backed securities (Note)	27,499	4,270	254,316	56,637	281,815	60,907
Residential mortgage-backed securities	—	—	—	—	—	—
Commercial mortgage-backed securities.	53,439	1,011	98,330	1,859	151,769	2,870
Japanese corporate bonds and other debt securities	66,140	247	571,520	11,476	637,661	11,722
Foreign corporate bonds and other debt securities	275,768	1,157	39,276	175	315,044	1,332

Total	14,310,978	39,627	3,347,467	101,300	17,658,445	140,927

Note:
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥308,626 million at March 31, 2025, and ¥281,815 million at March 31, 2026. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

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
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the fiscal years ended March 31, 2024, 2025 and 2026. See “Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2024, 2025 and 2026” for the proceeds from sales of investments.

	2024	2025	2026

	(in millions of yen)
Gross realized gains	34,287	14,153	34,290
Gross realized losses	(51,384)	(29,821)	(113,063)

Net realized gains (losses) on sales of available-for-sale securities	(17,097)	(15,668)	(78,773)

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
non-marketable
stock.
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026

	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	1,010,288	(181,948)	1,035,589
Less: Net gains (losses) recognized during the period on equity securities sold during the period	235,564	72,627	243,035

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	774,724	(254,575)	792,553

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2024, 2025 and 2026:

	2024	2025	2026

	(in millions of yen)
Carrying amounts at the end of the period	357,938	601,621	686,545
Downward adjustments and impairments	11,002	23,886	28,869
Upward adjustments	13,764	13,880	13,713

F-
32

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	2024	2025	2026

	(in millions of yen)
Downward adjustments and impairments	7,296	14,328	7,862
Upward adjustments	825	826	633
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
Other investments
The following table summarizes the composition of Other investments at March 31, 2025 and 2026:

	2025	2026
	(in millions of yen)
Equity method investments	907,413	978,287
Investments held by consolidated investment companies and other	93,176	95,477

Total	1,000,589	1,073,764

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥340,574 million and ¥377,044 million, at March 31, 2025 and 2026, respectively. The aggregate market values of these marketable equity securities were ¥452,117 million and ¥617,026 million, respectively. The majority of aggregate market values of these marketable equity securities as of March 31, 2026 include Joint Stock Commercial Bank for Foreign Trade of Vietnam, Mizuho Leasing Company, Limited and Orient Corporation of which the Group’s proportionate shares of the total outstanding common stock were 15.00
%
, 23.54
%
and 48.96
%
,
respectively. In addition, equity method investments as of March 31, 2026 include non-marketable equity securities such as Rakuten Securities, Inc., Custody Bank of Japan, Ltd. and Japan Investor Solutions & Technologies Co., Ltd. of which the MHFG Group’s proportionate shares of the total outstanding common stock were
49.00
%
, 27.00
%
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
The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest
is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued interest receivables included in Accrued income was ¥239 billion and ¥245 billion at March 31, 2025 and 2026, respectively.
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

F-35

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2025 and 2026:

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

F-3
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Term loans by origination year
	2025	2024	2023	2022	2021	Prior to 2021	Revolving Loans (2)	Total

	(in billions of yen)
2026

Domestic:
Corporate:
Large companies:
Normal obligors	16,827	7,098	4,561	3,462	2,377	5,846	8,981	49,151
Watch obligors excluding special attention obligors	226	149	128	57	33	72	197	864
Nonaccrual loans	103	54	39	20	13	70	259	558
Small and medium-sized companies:
Normal obligors	534	295	229	173	124	569	546	2,472
Watch obligors excluding special attention obligors	55	20	14	10	8	35	28	170
Nonaccrual loans	9	5	5	5	3	34	24	86
Retail (1) :
Housing Loan:
Normal obligors	508	279	273	348	381	4,784	—	6,573
Watch obligors excluding special attention obligors	—	—	—	—	—	28	—	29
Nonaccrual loans	1	—	—	—	—	27	—	28
Others:
Normal obligors	202	59	74	35	24	269	445	1,109
Watch obligors excluding special attention obligors	14	5	6	3	2	8	7	45
Nonaccrual loans	5	2	3	2	2	20	7	41
Sovereign:
Normal obligors	128	41	46	47	46	237	3	548
Watch obligors excluding special attention obligors	2	—	2	—	—	—	—	4
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	257	80	76	9	252	21	315	1,009
Watch obligors excluding special attention obligors	—	—	—	—	—	—	56	56
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	18,872	8,088	5,456	4,171	3,267	12,020	10,868	62,742

Foreign:
Corporate (3) :
Normal obligors	15,947	5,187	2,892	1,826	823	1,087	9,884	37,646
Watch obligors excluding special attention obligors	278	99	109	47	16	67	97	714
Nonaccrual loans	36	21	28	—	14	19	69	187
Retail:
Normal obligors	3	1	1	1	1	4	—	13
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	558	98	119	58	4	8	100	945
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	1,701	643	354	146	10	193	533	3,579
Watch obligors excluding special attention obligors	—	—	—	—	—	8	2	11
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	18,523	6,049	3,504	2,079	867	1,387	10,685	43,094

Total	37,395	14,137	8,960	6,250	4,134	13,407	21,553	105,836

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

(2)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2025 and 2026.
(3)	Corporate of foreign included ¥166 billion and ¥169 billion of lease receivables that were receivables arising from direct financing leasing at March 31, 2025 and 2026, respectively.
The table below presents gross charge-offs recognized for the fiscal year ended March 31, 2025 and 2026:

	March 31, 2025
	2024	2023	2022	2021	2020	Prior to 2020	Revolving Loans	Total

	(in billions of yen)
Domestic:
Corporate:
Large companies	7	3	—	—	—	—	2	13
Small and medium-sized companies	2	2	—	—	—	—	1	6
Retail:
Housing Loan	—	—	—	—	—	1	—	1
Others	—	2	—	—	—	2	—	4

Total domestic	10	7	—	—	—	4	4	24

Foreign:
Total foreign (Note)	—	11	6	—	4	2	—	24

Total	10	18	6	—	4	5	4	48

	March 31, 2026
	2025	2024	2023	2022	2021	Prior to 2021	Revolving Loans	Total

	(in billions of yen)
Domestic:
Corporate:
Large companies	6	5	1	—	1	194	39	245
Small and medium-sized companies	2	2	—	—	—	1	1	5
Retail:
Housing Loan	—	—	—	—	—	1	—	1
Others	—	1	—	—	—	—	—	2

Total domestic	8	8	1	—	1	196	40	254

Foreign:
Total foreign (Note)	1	1	3	—	—	14	—	19

Total	9	9	4	—	1	210	40	273

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
Unearned income and deferred loan fees w
ere
¥284 billion and ¥312 billion at March 31, 2025 and 2026, respectively.

F-3
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of March 31, 2026, collateral relating to these loans was primarily comprised of real estate. There were no significant changes in the extent to which collateral secures these loans during this fiscal year and no significant concentration of collateral against any portfolio segment.
Nonaccrual loans
The MHFG Group considers loans to be nonaccrual when it is probable that the Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The table below presents nonaccrual loans information at March 31, 2025 and 2026, and interest income recognized on nonaccrual loans for the fiscal years ended March 31, 2025 and 2026:

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

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Amortized cost (1)			Interest income recognized (2)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans

	(in billions of yen)
2026

Domestic:
Corporate:
Large companies	542	16	558	9
Small and medium-sized companies	77	9	86	2
Retail:
Housing Loan	17	11	28	1
Others	24	17	41	1

Total domestic	659	53	712	12

Foreign:
Total foreign (3)	138	49	187	10

Total	798	102	899	22

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is consistent with the Group’s definition of nonaccrual loans.
(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.
The remaining balance of nonaccrual loans that has been partially charged off, was ¥6,150 million and ¥18,032 million as of March 31, 2025 and 2026, respectively.

F-
40

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan modifications to borrowers experiencing financial difficulty
The MHFG Group grants certain modifications of loans to borrowers experiencing financial difficulty. The following table presents loan modifications to borrowers experiencing financial difficulty by type of modification during the fiscal years ended March 31, 2025 and 2026:

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

	(in billions of yen)
2026
Domestic:
Corporate:
Large companies	159	—	20	10	3	193
Small and medium-sized companies	28	—	—	—	—	29
Retail:
Housing Loan	—	—	—	—	—	—
Others	4	—	—	—	—	4

Total domestic	191	—	20	10	3	225

Foreign:
Total foreign (1)	—	14	—	—	—	15

Total	191	15	20	10	3	240

Notes:
(1)	The majority of total foreign consist of corporate.
(2)
The financial effects of loan modifications, which were largely in the form of term extensions and interest rate reductions, included extending the weighted-average life of the loans by 11.0 months and 20.2 months, and reducing the weighted-average contractual interest rate by 0.5% and 1.0% for the fiscal years ended March 31, 2025 and 2026, respectively.

F-
41

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Commitments to lend to borrowers experiencing financial difficulty that were granted modifications were immaterial at March 31, 2025 and 2026.
(4)
The allowance for credit losses on loans is based on macroeconomic-sensitive models that rely on historical performance and macroeconomic scenarios to forecast expected credit losses. Modifications of loans impact expected credit losses by affecting the likelihood of default.

The following table presents the delinquent status of modified loans to borrowers experiencing financial difficulty, including loans that were modified during the fiscal years ended March 31, 2025 and 2026:

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

	(in billions of yen)
2026
Domestic:
Corporate:
Large companies	—	—	3	3	189	193
Small and medium-sized companies	—	—	—	—	29	29
Retail:
Housing Loan	—	—	—	—	—	—
Others	—	—	—	—	4	4

Total domestic	—	—	3	3	222	225

Foreign:
Total foreign (Note)	—	—	—	—	15	15

Total	—	—	3	3	236	240

Note: The majority of total foreign consist of corporate.
Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The loans modified and subsequently defaulted during the fiscal years ended March 31, 2025 and 2026 were insignificant.

F-
42

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2025 and 2026:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in billions of yen)
2025
Domestic:
Corporate:
Large companies	1	—	38	39	45,840	45,879
Small and medium-sized companies	—	1	5	6	2,741	2,746
Retail:
Housing Loan	15	5	11	31	6,791	6,822
Others	4	1	9	15	1,260	1,275
Sovereign	—	—	—	—	3,693	3,693
Banks and other financial institutions	—	—	—	—	867	867

Total domestic	21	6	63	90	61,192	61,282

Foreign:
Total foreign (Note)	—	—	17	17	37,958	37,975

Total	21	6	80	108	99,150	99,257

2026
Domestic:
Corporate:
Large companies	—	1	44	44	50,528	50,573
Small and medium-sized companies	1	—	6	7	2,721	2,727
Retail:
Housing Loan	10	3	10	23	6,608	6,630
Others	4	1	9	14	1,180	1,195
Sovereign	—	—	—	—	552	552
Banks and other financial institutions	—	—	—	—	1,065	1,065

Total domestic	15	4	69	88	62,654	62,742

Foreign:
Total foreign (Note)	—	—	9	9	43,085	43,094

Total	15	4	78	97	105,739	105,836

Note: The majority of total foreign consist of corporate.
Net losses on sales of loans
Net losses on sales of loans were ¥43,457 million, ¥6,604 million and ¥27,828 million for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. These net losses include unrealized gains and losses on loans held for sale, representing the adjustments to the lower of cost or fair value at the end of each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

F-
43

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the fiscal years ended March 31, 2024, 2025 and 2026 are shown below:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total

	(in millions of yen)
2024
Balance at beginning of fiscal year	505,901	63,541	53	870	130,594	700,959

Provision (credit) for credit losses on loans	83,702	(4,208)	(9)	(597)	(26,061)	52,827

Charge-offs	(31,936)	(4,882)	—	—	(9,505)	(46,323)

Recoveries	6,049	1,338	—	—	4,561	11,948

Net charge-offs	(25,887)	(3,544)	—	—	(4,945)	(34,376)

Others (1)	—	—	—	—	30,660	30,660

Balance at end of fiscal year	563,716	55,790	44	273	130,249	750,071

2025
Balance at beginning of fiscal year	563,716	55,790	44	273	130,249	750,071

Provision (credit) for credit losses on loans	84,198	(732)	7	105	12,320	95,897

Charge-offs (3)	(18,854)	(5,546)	—	—	(23,645)	(48,044)

Recoveries	10,130	639	—	—	9,622	20,390

Net charge-offs	(8,724)	(4,907)	—	—	(14,023)	(27,654)

Others (1)	—	—	—	—	(1,940)	(1,940)

Balance at end of fiscal year	639,190	50,150	51	377	126,606	816,374

2026
Balance at beginning of fiscal year	639,190	50,150	51	377	126,606	816,374

Provision (credit) for credit losses on loans	143,988	778	32	168	43,469	188,437

Charge-offs (3)	(249,954)	(3,570)	—	—	(19,461)	(272,985)

Recoveries	5,108	682	—	—	603	6,393

Net charge-offs	(244,846)	(2,888)	—	—	(18,857)	(266,591)

Others (1)	301	—	—	—	18,639	18,940

Balance at end of fiscal year	538,634	48,041	83	546	169,856	757,159

Notes:
(1)	Others includes primarily foreign exchange translation.
(2)	The majority of total foreign consist of corporate.
(3)
Charge-offs
in
creased
by
¥224,941
million from the fiscal year ended March 31, 2025 to
¥272,985
million for the fiscal year ended March 31, 2026 due mainly to a downgrade in obligor rating at a domestic corporate borrower.

F-
44

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Premises and equipment
Premises and equipment at March 31, 2025 and 2026 consist of the following:

	2025	2026

	(in millions of yen)
Land	570,626	562,520
Buildings	741,887	673,974
Equipment and furniture	392,780	409,053
Leasehold improvements	212,741	217,966
Construction in progress	62,010	44,441
Software	1,581,741	1,660,387

Total	3,561,785	3,568,341
Less: Accumulated depreciation and amortization	1,748,107	1,745,321

Premises and equipment—net	1,813,678	1,823,020

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2024, 2025 and 2026 was ¥214,157 million, ¥229,606 million and ¥270,162 million, respectively.
Depreciation and amortization expense related to software was reported in General and administrative expenses, and all other depreciation and amortization expense was reported in Occupancy expenses.
The amount of impairment losses on premises and equipment for the fiscal year ended March 31, 2024, 2025 and 2026 was not significant.
7. Goodwill and intangible assets
Goodwill
The changes in Goodwill during the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	2024		2025	2026

	(in millions of yen)
Balance at beginning of fiscal year	92,928		164,458	163,593
Goodwill acquired	66,980	(1)	—	45,109	(2)
Foreign exchange translation	4,550		(865)	4,600
Balance at end of fiscal year	164,458		163,593	213,302

Gross amount of goodwill (3)	235,563		233,960	284,181
Accumulated impairment losses	71,105		70,367	70,880

Notes:
(1)	For the fiscal year ended March 31, 2024, Goodwill acquired is entirely related to the acquisition of Greenhill & Co., Inc.
(2)	For the fiscal year ended March 31, 2026, Goodwill acquired is mainly related to the acquisition of UPSIDER Holdings, Inc.
(3)	Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. Goodwill is not allocated to the reportable segments in Note 30 “Business segment information.”

F-
45

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets
The table below presents the gross carrying amount, accumulated amortization and net carrying amount of intangible assets at March 31, 2025 and 2026:

	2025			2026
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

	(in millions of yen)
Intangible assets subject to amortization:
Customer relationships (Note)	135,756	109,570	26,186	150,652	117,197	33,455
Other	7,498	5,131	2,366	6,988	5,054	1,934

Total	143,254	114,702	28,552	157,640	122,251	35,389

Intangible assets not subject to amortization:
Total	6,920	—	6,920	6,831	—	6,831

Total	150,173	114,702	35,472	164,471	122,251	42,220

Note:
Customer relationships were mainly acquired in connection with the merger of MHSC and Shinko on May 7, 2009 and the integration among asset management companies on October 1, 2016. See Note 1 “Basis of presentation and summary of significant accounting policies” for further information.

For the fiscal years ended March 31, 2024, 2025 and 2026, the MHFG Group recognized ¥8,557 million, ¥9,025 million and ¥8,178 million, respectively, of amortization expense in respect of intangible assets, reported in Other noninterest expenses.
The table below presents the estimated aggregate amortization expense in respect of intangible assets for the next five years:

(in millions of yen)
Fiscal year ending March 31:
2027	7,770
2028	4,799
2029	4,372
2030	3,971
2031	3,306
8. Pledged assets and collateral
The following amounts, by balance sheet classification, have been pledged as collateral for borrowings and for other purposes at March 31, 2025 and 2026:

	2025	2026

	(in billions of yen)
Interest-bearing deposits in other banks	53	80
Trading account assets	13,688	15,159
Investments	10,522	9,452
Loans	10,056	7,205
Other assets	2,047	2,777

Total	36,366	34,674

F-4
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2025 and 2026, the MHFG Group pledged ¥17,542 billion and ¥20,608 billion of assets, respectively, which include assets that may not be sold or repledged by counterparties. The associated liabilities as of March 31, 2025 and 2026, which are collateralized by the assets presented in the table above, are summarized below:

	2025	2026

	(in billions of yen)
Deposits	844	794
Call money and funds purchased	—	150
Payables under repurchase agreements	18,087	13,069
Payables under securities lending transactions	403	1,027
Other short-term borrowings	2,271	214
Long-term debt	576	3,888

Total	22,180	19,143

The Bank of Japan (“the BOJ”) requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign branches and subsidiaries engaged in banking businesses in foreign countries. These amounts are deemed to be restricted cash. At March 31, 2025 and 2026, the deposit amounts maintained with the BOJ and foreign central banks, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥69,851 billion and ¥58,570 billion, respectively. These balances included the reserve funds required to be maintained by the MHFG Group, which amounted to ¥1,735 billion and ¥1,728 billion at March 31, 2025 and 2026, respectively.
At March 31, 2025 and 2026, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥32,462 billion and ¥34,903 billion, respectively, of which ¥26,789 billion and ¥27,588 billion, respectively, was sold and repledged. Such collateral was primarily obtained in connection with resale or securities borrowing agreements, and was generally used as collateral for repurchase or securities lending agreements, or to cover short sales. This collateral received isn’t recognized on balance sheet, except for the securities received as collateral that the Group is permitted to sell or repledge in securities lending transactions where the Group acts as lender.
9. Deposits
The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at March 31, 2026 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	22,369,355	2,222,646	24,592,000
Due after one year through two years	964,561	30,000	994,561
Due after two years through three years	640,249	—	640,249
Due after three years through four years	272,235	—	272,235
Due after four years through five years	885,784	—	885,784
Due after five years	376,872	—	376,872

Total	25,509,056	2,252,646	27,761,702

F-4
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Foreign offices:
Due in one year or less	28,387,852	9,327,216	37,715,068
Due after one year through two years	19,940	164,610	184,550
Due after two years through three years	13,006	170,097	183,103
Due after three years through four years	81	—	81
Due after four years through five years	811	—	811
Due after five years	4	—	4

Total	28,421,694	9,661,923	38,083,617

Total	53,930,750	11,914,569	65,845,319

The aggregate estimated amounts of time deposits and certificates of deposit that meet or exceed insurance limit issued by domestic and foreign offices at March 31, 2025 and 2026 are shown in the following table:

	2025	2026

	(in billions of yen)
Domestic offices:
Time deposits	18,272	19,238
Certificates of deposit	2,809	2,253

Total	21,081	21,490

Foreign offices:
Time deposits	24,877	28,422
Certificates of deposit	11,590	9,662

Total	36,467	38,084

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at March 31, 2025 and 2026 was ¥539 billion and ¥549 billion, respectively.
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

F-4
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of Other short-term borrowings at March 31, 2025 and 2026 are as follows:

	2025	2026

	(in millions of yen)
Short-term notes issued by consolidated VIEs of asset-backed commercial paper programs (1)	157,118	171,041
Commercial paper and short-term notes issued by MHFG’s subsidiaries (1) (2)	2,705,133	2,275,299
Borrowings from the Bank of Japan	2,270,980	214,052
Other	404,119	262,607

Total	5,537,351	2,922,999

Notes:
(1)	Short-term notes are issued under the laws of Japan in the form of commercial paper.
(2)
The amounts of commercial paper and short-term notes issued by MHFG’s subsidiaries were ¥2,138,133 million and ¥567,000 million, respectively, at March 31, 2025, and ¥1,921,799 million and ¥353,500 million, respectively, at March 31, 2026.

Long-term debt
Long-term debt with original maturities of more than one year at March 31, 2025 and 2026 is comprised of the following:

	2025	2026

	(in millions of yen)
Obligations under finance leases	30,858	26,470
Loan participation borrowings	272,164	366,766
Senior borrowings and bonds	11,072,660	16,673,563
Subordinated borrowings and bonds	3,538,438	3,771,702

Total	14,914,120	20,838,501

The following table presents the interest rates and maturities of senior borrowings and bonds, and subordinated borrowings and bonds:

	Interest rates (1)	Maturities (2)	2025	2026

	(%)		(in millions of yen)
Senior borrowings and bonds:
fixed rate denominated in Japanese yen	0.00-5.15	Apr.2026 - Mar.2056	1,519,315	4,676,495
fixed rate denominated in U.S. dollars	0.00-5.95	Apr.2026 - Mar.2048	4,382,480	5,124,262
fixed rate denominated in other currencies	0.00-6.03	Apr.2026 - May.2041	2,347,671	2,993,771
floating rate denominated in Japanese yen	0.00-25.00	Apr.2026 - Sep.2081	591,004	765,345
floating rate denominated in U.S. dollars	0.00-169.50	Apr.2026 - Nov.2067	2,175,327	3,095,371
floating rate denominated in other currencies	0.00-10.00	Sep.2027 - Sep.2041	56,863	18,320

Total			11,072,660	16,673,563

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Interest rates (1)	Maturities (2)	2025	2026

	(%)		(in millions of yen)
Subordinated borrowings and bonds:
fixed rate denominated in Japanese yen	0.41-4.26	Jun.2026 -Perpetual	3,276,760	3,611,772
fixed rate denominated in U.S. dollars	2.56-2.56	Sep.2031 - Sep.2031	261,678	159,930

Total			3,538,438	3,771,702

Total			14,611,098	20,445,265

Notes:
(1)	The interest rates disclosed reflect the range of contractual rates in effect at March 31, 2026.
(2)	Maturity information disclosed is the range of maturities at March 31, 2026.
(3)	None of the long-term debt issuances above are convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.
The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2026:

(in millions of yen)
Fiscal year ending March 31:
2027	4,983,631
2028	2,602,911
2029	1,228,200
2030	1,363,025
2031	2,067,460
2032 and thereafter	8,593,273

Total	20,838,501

12. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2025 and 2026:

	2025			2026

	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	2,730,316			2,190,046
Other	566,583			572,031
Collateral pledged:
Collateral pledged for derivative transactions	1,666,564			2,305,536
Margins provided for futures contracts	228,386			303,332
Other	117,279			137,164
Prepaid pension cost	682,222			717,926
Right-of-use asse ts	474,361			483,068
Security deposits	76,648			71,005
Loans held for sale	391,519			162,289	(1)
Other	1,300,551	(2	)(3)	1,139,694

Total	8,234,429			8,082,090

F-
50

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2025		2026

	(in millions of yen)
Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	1,260,130		1,002,531
Other	611,344		1,136,689
Guaranteed trust principal (4)	703,851		441,687
Lease liabilities	502,997		521,941
Collateral accepted:
Collateral accepted for derivative transactions	1,380,243		2,163,341
Margins accepted for futures contracts	29,725		57,053
Unearned income	93,491		86,294
Other	2,026,574	(3)	1,761,662

Total	6,608,355		7,171,197

Notes:
(1)	The MHFG Group transferred certain loans from Loans held for sale to Loans at March 31, 2026, totaling ¥186,640 million.
(2)	The MHFG Group included premises and equipment classified as held for sale in Other at March 31, 2025.
(3)
The MHFG Group included assets of ¥68,966 million and liabilities of ¥131,210 million, which are mainly financial assets and financial liabilities, relating to a transferred business and classified as held for sale in Other at March 31, 2025.

(4)
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

13. Preferred stock
The composition of preferred stock at March 31, 2024, 2025 and 2026 is as follows:

	2024		2025		2026
Class of stock	Authorized	Issued	Authorized	Issued	Authorized	Issued

	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—	150,000,000	—
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
There was no change in balance of the preferred stock in the fiscal years ended March 31, 2024, 2025 and 2026.

F-5
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Common stock
The following table shows the changes in the number of issued shares of common stock during the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026

		(shares)
Balance at beginning of fiscal year	2,539,249,894	2,539,249,894	2,513,757,794
Cancellation of common stock	—	25,492,100	23,909,200

Balance at end of fiscal year	2,539,249,894	2,513,757,794	2,489,848,594

MHFG resolved at the meeting of Board of Directors held on February 2, 2026 to repurchase up to the lesser of 65,000,000 shares of our common stock and ¥300 billion by market purchases from November 17, 2025 to March 31, 2026. Under this share repurchase program, MHFG repurchased 47,016,600 shares of MHFG’s common stock for ¥299,999,885,700 from November 2025 to March 2026.
The Board of Directors of MHFG approved the cancellation of 47,016,600 shares of treasury stock, which took effect on April 22, 2026. See Note 33 “Subsequent events” for further details regarding the cancellation of treasury stock.
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
On
March 31, 2026, MHFG’s capital stock, capital surplus and retained earnings were ¥2,256,768 million, ¥1,196,660 million and ¥2,755,324 million, respectively, under Japanese GAAP.
Pursuant to the Companies Act, in making a distribution of retained earnings, an entity must set aside in its legal reserve an amount equal to one-tenth
of the amount of retained earnings so distributed, until its legal reserve reaches one-quarter
of its capital stock. MHFG’s legal reserve at March 31, 2026 was ¥1,201,010 million, of which ¥1,196,660 million was included in capital surplus and ¥4,350 million in retained earnings.
In addition to the provision that requires an appropriation for the legal reserve, the Companies Act and Japan’s Banking Act impose certain limitations on the amount available for dividends. Under the Companies Act, MHFG’s maximum amount available for dividends at March 31, 2026, was ¥
2,443,111
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

F-
52

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Accumulated other comprehensive income (loss), net of tax
Changes in each component of AOCI for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	2024	2025	2026
	(in millions of yen)
AOCI, balance at beginning of fiscal year	649,395	984,578	931,779

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of fiscal year	(31,084)	2,061	(36,056)
Unrealized holding gains (losses) during year	20,972	(48,349)	(101,373)
Less: reclassification adjustments for losses (gains) included in net income	12,173	10,231	54,563

Change during year	33,145	(38,118)	(46,810)

Balance at end of fiscal year	2,061	(36,056)	(82,866)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	227,660	467,864	517,081
Foreign currency translation adjustments during year	258,887	52,255	312,124
Less: reclassification adjustments for losses (gains) included in net income	(18,682)	(3,038)	(6,566)

Change during year	240,204	49,217	305,558

Balance at end of fiscal year	467,864	517,081	822,639

Defined benefit plan adjustments:
Balance at beginning of fiscal year	423,677	499,663	422,515
Unrealized gains (losses) during year	97,847	(42,062)	181,244
Less: reclassification adjustments for losses (gains) included in net income	(21,861)	(35,086)	(27,714)

Change during year	75,986	(77,148)	153,530

Balance at end of fiscal year	499,663	422,515	576,045

Own credit risk adjustments:
Balance at beginning of fiscal year	29,142	14,990	28,239
Unrealized gains (losses) during year	(15,403)	12,850	(6,076)
Less: reclassification adjustments for losses (gains) included in net income	1,251	399	(69)

Change during year	(14,152)	13,249	(6,145)

Balance at end of fiscal year	14,990	28,239	22,095
Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	335,184	(52,799)	406,133

AOCI, balance at end of fiscal year	984,578	931,779	1,337,912

F-
53

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the fiscal year ended March 31, 2026:

	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	(79,123)	24,560	(54,563)	—	(54,563)	Investment gains (losses)—net
Foreign currency translation adjustments	6,566	—	6,566	—	6,566	Foreign exchange gains (losses)—net Other noninterest income
Defined benefit plan adjustments	40,220	(12,509)	27,711	2	27,714	Salaries and employee benefits
Own credit risk adjustments	100	(32)	69	—	69	Other noninterest income (expenses)

Total	(32,237)	12,020	(20,217)	2	(20,215)

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
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

F-
54

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The capital requirements and regulatory adjustments are being phased in over a transitional period as follows:

	March 2025	March 2026	March 2027	March 2028
Minimum Common Equity Tier 1 capital	4.5%	4.5%	4.5%	4.5%
Minimum Tier 1 capital	6.0%	6.0%	6.0%	6.0%
Minimum total capital	8.0%	8.0%	8.0%	8.0%
Capital conservation buffer	2.5%	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.11%	0.13%	0.13%	0.13%
Additional loss absorbency requirements for G-SIBs and D-SIBs (2)	1.0%	1.0%	1.0%	1.0%
Minimum Leverage Ratio (3)	3.7%	3.7%	3.7%	3.7%

Notes:
(1)	Figures assume that the countercyclical capital buffer will continue to be 0.13% after March 2026.
(2)	Figures assume that the additional loss absorbency requirements applied to the Group as a G-SIB and D-SIB continue to be 1.0% on a fully effective basis in future years.
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
Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2025 and 2026 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	2025		2026
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,826	8.11	6,579	8.13
Actual	9,506	13.23	10,650	13.16
Tier 1 capital:
Required (1)	6,904	9.61	7,793	9.63
Actual	11,248	15.65	12,733	15.73
Total risk-based capital:
Required (1)	8,341	11.61	9,411	11.63
Actual	12,755	17.75	14,252	17.61
Leverage Ratio (2) :
Required (3)	8,715	3.70	9,658	3.70
Actual	11,248	4.77	12,733	4.87

F-
55

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2025		2026
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
MHBK:
Common Equity Tier 1 capital:
Required	2,964	4.50	3,339	4.50
Actual	7,529	11.42	8,586	11.57
Tier 1 capital:
Required	3,952	6.00	4,452	6.00
Actual	9,267	14.06	10,673	14.38
Total risk-based capital:
Required	5,270	8.00	5,936	8.00
Actual	10,718	16.27	12,161	16.38
Leverage Ratio (2) :
Required	6,837	3.15	7,578	3.15
Actual	9,267	4.26	10,673	4.43
MHTB:
Common Equity Tier 1 capital:
Required	70	4.50	—	—
Actual	493	31.60	—	—
Tier 1 capital:
Required	93	6.00	—	—
Actual	493	31.60	—	—
Total risk-based capital:
Required	125	8.00	—	—
Actual	493	31.60	—	—
Leverage Ratio (2) (4) :
Required	115	3.15	—	—
Actual	493	13.49	—	—
Core capital (4) :
Required	—	—	59	4.00
Actual	—	—	436	29.28
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,737	4.50	3,086	4.50
Actual	6,116	10.05	6,758	9.85
Tier 1 capital:
Required	3,649	6.00	4,115	6.00
Actual	7,843	12.89	8,832	12.87
Total risk-based capital:
Required	4,866	8.00	5,487	8.00
Actual	9,258	15.22	10,319	15.04
Leverage Ratio (2) :
Required	6,240	3.15	6,763	3.15
Actual	7,843	3.95	8,832	4.11
MHTB:
Common Equity Tier 1 capital:
Required	66	4.50	—	—
Actual	454	30.86	—	—

F-5
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2025		2026
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Tier 1 capital:
Required	88	6.00	—	—
Actual	454	30.86	—	—
Total risk-based capital:
Required	117	8.00	—	—
Actual	454	30.86	—	—
Leverage Ratio (2) (4) :
Required	110	3.15	—	—
Actual	454	12.98	—	—
Core capital (4) :
Required	—	—	57	4.00
Actual	—	—	416	29.04

Notes:
(1)
The required ratios disclosed above, at March 31, 2025 and 2026, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.11% and 0.13%, respectively, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2025 and 2026 exclude amounts of deposits to the Bank of Japan.
(3)
The required ratios disclosed above, at March 31, 2025 and 2026, include a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a
G-SIB
under the finalized Basel III reforms.

(4)
The core capital ratio is a Japan-specific regulatory indicator that measures capital adequacy under the domestic standard applicable to banks with only domestic operations. Since transitioning to a domestic standard applicable to banks with only domestic operations from December 31, 2025, Mizuho Trust & Banking is subject to the domestic standard and is no longer subject to the leverage ratio requirements.

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

F-5
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Earnings per common share
The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026

	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	912,473	593,393	1,158,031

Effect of dilutive securities	—	—	—

Net income attributable to common shareholders after assumed conversions	912,473	593,393	1,158,031

	2024	2025	2026

	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,536,775	2,529,903	2,484,190

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs	325	379	392

Weighted average common shares after assumed conversions	2,537,100	2,530,282	2,484,581

	2024	2025	2026

	(in yen)
Earnings per common share:
Basic net income per common share	359.70	234.55	466.16

Diluted net income per common share	359.65	234.52	466.09

F-5
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Income taxes
Income before income tax expense
The following table presents the components of Income before income tax expense for the fiscal year ended March 31, 2026:

2026
(in millions of yen)
Domestic	241,757
Foreign	1,443,869

Total Income before income tax expense	1,685,627

Income tax expense
The following tables present the components of Income tax expense for the fiscal years ended March 31, 2024, 2025 and 2026; the table for the fiscal years ended March 31, 2024 and 2025 reflects applicable U.S. GAAP requirements prior to the adoption of ASU No.2023-09:

	2024	2025

	(in millions of yen)
Current:
Domestic	36,237	92,815
Foreign	223,529	211,075

Total current tax expense	259,765	303,890

Deferred:
Domestic	170,106	(101,241)
Foreign	(4,750)	(3,116)

Total deferred tax expense (benefit)	165,355	(104,358)

Total income tax expense	425,120	199,532

2026
(in millions of yen)
Current:
Domestic:
National	221,284
Local	32,838
Foreign	170,937

Total current tax expense	425,059

Deferred:
Domestic:
National	(70,405)
Local	(4,044)
Foreign	9,003

Total deferred tax expense (benefit)	(65,445)

Total income tax expense	359,613

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes paid
The following table presents the components of Income taxes paid for the fiscal year ended March 31, 2026:

2026
(in millions of yen)
Japan:
National	95,979
Local	8,903
Foreign:
The United States:
Federal	57,759
State and local	15,820
Other jurisdictions	97,982

Total income taxes paid	276,443

The preceding table does not reflect the tax effects of items recorded directly in Equity for the fiscal years ended March 31, 2024, 2025 and 2026. The detailed amounts recorded directly in Equity are as follows:

	2024	2025	2026

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	8,273	(22,487)	(45,991)
Less: reclassification adjustments	5,151	5,586	24,560

Total	13,425	(16,901)	(21,431)

Foreign currency translation adjustments:
Unrealized gains (losses)	—	2,181	(2,181)
Less: reclassification adjustments	—	—	—

Total	—	2,181	(2,181)

Defined benefit plan adjustments:
Unrealized gains (losses)	42,415	(18,658)	81,940
Less: reclassification adjustments	(9,759)	(14,301)	(12,509)

Total	32,655	(32,960)	69,431

Own credit risk adjustments:
Unrealized gains (losses)	(6,590)	6,485	(2,838)
Less: reclassification adjustments	552	197	(32)

Total	(6,038)	6,682	(2,869)

Total tax effect before allocation to noncontrolling interests	40,043	(40,998)	42,949

F-
60

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Income tax expense
The following table shows a reconciliation of the applicable statutory tax rate to the effective tax rate for the fiscal years ended March 31, 2024 and 2025, and is based on the applicable U.S. GAAP requirements prior to the adoption of ASU No.2023-09:

	2024	2025
Effective statutory tax rate (2)	30.62%	30.62%
Income not subject to tax	(0.58)	(1.22)
Expenses not deductible for tax purposes	0.08	0.18
Tax rate differentials of subsidiaries	(0.92)	(1.35)
Change in valuation allowance	(2.34)	(0.07)
Change in undistributed earnings of subsidiaries	0.52	1.43
Noncontrolling interest income (loss) of consolidated VIEs.	(5.35)	2.06
Effect of enacted change in tax rates	—	(0.36	) (1)
Foreign tax credit and payments	3.80	(1.80)
Income excluded from taxable income of enterprise tax	(1.04)	(2.14)
Controlled foreign company rules	0.06	0.03
Other	1.34	(1.10)

Effective income tax rate	26.19%	26.28%

Note:
(1)
On March 31, 2025, the National Diet of Japan approved a bill affecting the effective statutory tax rates of MHFG and its domestic subsidiaries. As a result, the effective statutory tax rate will be increased to 31.52% from the previous rate of 30.62% beginning on or after the fiscal year ending March 31, 2027. The increase in the Group’s balance of net deferred tax assets, reflecting such tax rate increases, was recognized as a reduction to Income tax expense in the fiscal year ended March 31, 202
5
.

The following table shows a reconciliation of the applicable statutory tax rate to the effective tax rate for the fiscal year ended March 31, 2026.

	2026
	Amount	Percent
	(in millions of yen, expect percentages)
Tax at Japan national statutory tax rate (2)	431,352	25.59%
Local taxes, net of national income tax effect (3)	20,765	1.23
Foreign tax effects:
The United States	(21,702)	(1.29)
Other foreign jurisdictions	12,369	0.73
Effect of cross-border tax laws	2,335	0.14
Nontaxable or nondeductible items:
Noncontrolling interest income from consolidated VIEs	(33,077)	(1.96)
Others	(6,827)	(0.41)
Tax credits	(13,693)	(0.81)
Change in valuation allowance	(580)	(0.03)
Other adjustments	(31,329)	(1.86)

Total income tax expense and effective tax rate	359,613	21.33%

Notes:
(2)
Income taxes applicable to us in Japan are imposed by the national and local governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.62% for each of the

F-
61

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal years ended March 31, 2024 and 2025. MHFG used the Japanese statutory corporate income tax rate of 25.59% as the applicable national statutory tax rate in the reconciliation of the statutory tax rate to the effective tax rate for the fiscal year ended March 31, 2026. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate, and these taxes are reflected in the effective income tax rate.

(3)	Local taxes in Tokyo made up the majority (greater than 50%) of the tax effect in this category.
Deferred tax assets and liabilities
The components of net deferred tax assets at March 31, 2025 and 2026 are as follows:

	2025	2026
	(in millions of yen)
Deferred tax assets:
Derivative financial instruments	224,074	408,829
Allowance for credit losses	288,385	364,516
Lease liabilities	158,220	166,026
Trading securities	115,783	92,607
Foreign tax credit and payments (1)	112,412	87,110
Premises and equipment	45,797	52,928
Available-for-sale securities	1,454	38,313
Net operating loss carryforwards (2)(3)	151,390	134,675
Other	338,067	325,147

	1,435,582	1,670,149
Valuation allowance (1)(2)(3)	(215,626)	(185,857)

Deferred tax assets, net of valuation allowance	1,219,956	1,484,291

Deferred tax liabilities:
Investments	370,063	606,109
Prepaid pension cost and accrued pension liabilities	203,490	212,903
Right-of-use assets	148,989	152,952
Other	188,913	184,537

Deferred tax liabilities	911,454	1,156,502

Net deferred tax assets	308,502	327,790

Notes:
(1)
The amount includes ¥82,572 million and ¥59,644 million related to MHBK’s foreign tax credit carryforwards as of March 31, 2025 and 2026, respectively. The amount is mainly offset by valuation allowance, and if not utilized, the amount will expire during the fiscal year ending March 31, 2027.

(2)
The amount includes ¥11,423 million and ¥1,613
million related to MHSC’s net operating loss carryforwards resulting mainly from the organizational restructuring of certain foreign subsidiaries as of March 31, 2025 and 2026, respectively. The tax effect of the net operating loss carryforwards as of March 31, 2025 is substantially offset by
¥4,408
million of valuation allowance as a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.

(3)
The amount includes ¥24,943 million and ¥24,852 million related to MHFG’s net operating loss carryforwards resulting mainly from intercompany capital transactions in relation to the share buyback conducted by MHSC as of March 31, 2025 and 2026, respectively. The tax effect of the net operating loss carryforwards is fully offset by ¥24,943 million and ¥24,852 million, respectively, of valuation allowance as

F-6
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a result of considering all available evidence regarding sources of future taxable income including historical trends in taxable income in the preceding periods and forecasted taxable income.
MHFG has neither the plan nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses as of March 31, 2026.
Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation purposes in the consolidated balance sheets.
As of March 31, 2026, the accumulated amount of undistributed earnings that will be indefinitely reinvested and the unrecognized deferred tax liabilities related to such subsidiaries are approximately ¥580 billion and ¥68 billion, respectively.
The following table and accompanying footnotes provide a breakdown of deferred tax assets and the valuation allowance recognized in respect of net operating loss carryforwards by tax jurisdiction and by year of expiration as of March 31, 2025 and
2026
:

	Deferred tax assets	Valuation allowance	Deferred tax assets, net of valuation allowance
	(in billions of yen)
2025
Japan (1)	54	(35)	20
The United States	5	—	5
The United Kingdom (2)	90	(90)	—
Others	2	—	2

Total	151	(125)	26

2026
Japan (3)	31	(26)	5
The United States	5	(1)	4
The United Kingdom (2)	98	(98)	—
Others	1	—	1

Total	135	(125)	10

Notes:
(1)
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
(3)
¥25 billion of the Japan deferred tax assets of ¥31 billion is related to MHFG, which is fully offset by a valuation allowance, and will mostly expire during the fiscal year ending March 31, 2032. ¥3 billion of the Japan deferred tax assets of ¥31 billion is related to MHBK and will mostly expire during the fiscal year ending March 31, 2034.

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
In general, a valuation allowance is recognized against deferred tax assets related to entities that have accumulated significant net operating loss carryforwards. As of March 31, 2026, the Group’s valuation allowance was primarily related to entities in Japan, the United States and the United Kingdom. The valuation allowance was partially recognized in Japan and in the United States, while the valuation allowance was fully recognized in the United Kingdom.
The Group determined whether cumulative losses were recognized by aggregating pretax results
for the recent three years as part of the analysis of potential indicators of negative evidence. In each tax jurisdiction, certain entities recognized a cumulative loss on the basis of the most recent three years’ pretax results as of March 31, 2026. A valuation allowance was fully recognized against the deferred tax assets if the Group determined there was no positive evidence that overcame the negative evidence. As of March 31, 2026, MHFG’s securities subsidiary in the United Kingdom has come out of three-year cumulative loss position. However, it has a history of cumulative loss in prior periods. The Group evaluated the weight of both positive and negative evidence, including the subsidiary’s historically limited profitability and significant uncertainty regarding future earnings potential. Due to the uncertainty around the sustainability of earnings and absence of objectively verifiable future taxable income, the company continues to maintain a full valuation allowance for this subsidiary. MHFG and its principal banking subsidiaries in Japan did not record cumulative losses in the periods presented.

F-
64

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in valuation allowance
The following table presents a roll-forward of the valuation allowance for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
	(in millions of yen)
Balance at beginning of fiscal year	198,800	233,991	215,626
Changes that directly affected Income tax expense	(38,055)	(538)	(5,100)
Changes that did not affect Income tax expense:
Expiration of net operating loss carryforwards	—	—	—
Others	73,246	(17,826)	(24,668)

Total	73,246	(17,826)	(24,668)

Balance at end of fiscal year	233,991	215,626	185,857

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
The decrease in the fiscal year ended March 31, 2025 of ¥538 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries. The decrease in the fiscal year ended March 31, 2025 of ¥17,826 million in others was primarily related to a decrease in the valuation allowance that is fully recognized against the MHBK’s foreign tax credit carryforwards.
The decrease in the fiscal year ended March 31, 2026 of ¥5,100 million in the valuation allowance that directly affected Income tax expense was primarily related to a decrease of the realizability of deferred tax assets of MHFG and its subsidiaries. The decrease in the fiscal year ended March 31, 2026 of ¥24,668 million in others was primarily related to a decrease in the valuation allowance that is mainly recognized against the MHBK’s foreign tax credit carryforwards.
Net operating loss carryforwards
At March 31, 2026, the MHFG Group had net operating loss carryforwards totaling ¥416 billion. These carryforwards are scheduled to expire as follows:

Net operating loss carryforwards (1)(3)
(in billions of yen)
Fiscal year ending March 31:
2027	—
2028	—
2029	—
2030	—
2031	—
2032 and thereafter (2)	415

Total	416

F-
65

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)
Net operating loss carryforwards related to Japanese local taxes at MHFG amounted to
 ¥518
billion (tax-effected
¥25 billion)
as of March 31, 2026 and are not included in the table. The net operating loss carryforwards are fully offset by valuation allowance and will mostly expire during the fiscal year ending
March 31, 2032.

(2)	Including the net operating loss carryforwards which may be carried forward indefinitely in the United Kingdom.
(3)
Net operating loss carryforwards related to Japanese local taxes at MHBK amounted to
¥80
billion (tax-effected
¥3
billion) as of March 31, 2026 and are not included in the table. The net operating loss carryforwards will mostly expire during the fiscal year ending
March 31, 2034.

Uncertainty in income tax
The following table is a roll-forward of unrecognized tax benefits for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
	(in millions of yen)
Total unrecognized tax benefits at beginning of fiscal year	7,043	7,639	4,766

Gross amount of increases (decreases) related to positions taken during prior years	205	(1,132)	130
Gross amount of increases related to positions taken during the current year	1,080	585	678
Amount of decreases related to settlements	(1,633)	(2,232)	(522)
Foreign exchange translation	944	(94)	331

Total unrecognized tax benefits at end of fiscal year	7,639	4,766	5,383

The total amount of unrecognized tax benefits including ¥3,014 million, ¥1,477 million and ¥1,746 million of interest and penalties was ¥7,639 million, ¥4,766 million and ¥5,383 million at March 31, 2024, 2025 and 2026, respectively, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.
The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2017, 2011 and 2020, respectively.
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

F-
6
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain foreign offices and subsidiaries have defined contribution plans and/or defined benefit plans, of which disclosures are combined with those for domestic benefit plans, as they are not significant and those plans don’t use significantly different assumptions.
MHFG and certain subsidiaries have several defined contribution plans. The costs recognized in respect of contributions to the plans for the fiscal years ended March 31, 2024, 2025 and 2026 were ¥9,004 million, ¥16,359 million and ¥23,115 million, respectively.
Pension plans are not fully integrated among subsidiaries of MHFG and plan assets are managed separately by each plan.
Net periodic benefit cost and funded status
The following table presents the components of net periodic benefit cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026
	(in millions of yen)
Service cost-benefits earned during the fiscal year	28,936	21,288	18,192
Interest costs on projected benefit obligations	9,982	14,459	19,280
Expected return on plan assets	(34,565)	(31,835)	(32,633)
Amortization of prior service cost (benefits)	(4,890)	(5,553)	(5,682)
Amortization of net actuarial loss (gain)	(29,045)	(38,339)	(32,420)
Special termination benefits	1,244	971	835
Loss (gain) on settlement	2,210	—	—
Other	3,179	2,004	2,118

Net periodic benefit cost	(22,948)	(37,005)	(30,310)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)
before-tax
for the fiscal years ended March 31, 2025 and 2026 are summarized as follows:

	2025	2026
	(in millions of yen)
Net actuarial gain (loss)	(72,336)	259,652
Amortization of net actuarial loss (gain)	(38,339)	(32,420)
Prior service benefits (cost)	9,360	—
Amortization of prior service cost (benefits)	(5,553)	(5,682)

Total recognized in other comprehensive income (loss) before-tax	(106,868)	221,550

Weighted-average assumptions used to determine benefit obligations and net periodic benefit cost are as follows:

	2024	2025	2026
Weighted-average assumptions used to determine benefit obligations at fiscal year end:
Discount rates	1.00%	1.67%	2.49%
Rates of increase in future compensation levels	2.00%	2.00%	2.00%
Interest credit rates	4.52%	4.79%	5.20%

F-6
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2024	2025	2026
Weighted-average assumptions used to determine net periodic benefit cost during the year:
Discount rates	0.82%	1.00%	1.67%
Rates of increase in future compensation levels	2.00%	2.00%	2.00%
Expected rates of return on plan assets	1.66%	1.61%	1.83%
Interest credit rates	4.45%	4.52%	4.79%
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

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2025 and 2026 for the plans of MHFG and its subsidiaries:

	2025	2026

	(in millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of fiscal year	1,216,964	1,125,955
Service cost	21,288	18,192
Interest cost	14,459	19,280
Plan participants’ contributions	335	—
Amendments (1)	(9,360)	—
Actuarial loss (gain)	(49,329)	(68,762)
Foreign exchange translation	756	2,358
Benefits paid	(53,521)	(53,859)
Lump-sum payments	(15,367)	(16,670)
Other	(270)	(360)

Benefit obligations at end of fiscal year	1,125,955	1,026,135

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,956,619	1,784,082
Actual return (negative return) on plan assets	(84,844)	186,730
Foreign exchange translation	633	3,302
Partial withdrawal of assets from employee retirement benefits trusts (2) .	(59,552)	(218,991)
Employer contributions	24,395	19,845
Plan participants’ contributions	335	—
Benefits paid	(53,521)	(53,859)
Other	17	(155)

Fair value of plan assets at end of fiscal year	1,784,082	1,720,955

Funded status	658,126	694,820

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	682,222	717,926
Accrued pension liability	(24,095)	(23,106)

Net amount recognized	658,126	694,820

8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2025	2026

	(in millions of yen)
Amounts recognized in Accumulated other comprehensive income (loss) before-tax consist of:
Prior service benefits (cost)	57,023	51,334
Net actuarial gain (loss)	526,116	753,354

Net amount recognized	583,139	804,688

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

(2)
During the fiscal years ended March 31, 2025 and 2026, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. Overall, the trusts remain in overfunded status as of March 31, 2026. No gains or losses have been recognized as a result of these transactions.

The aggregated accumulated benefit obligations of these plans were ¥1,125,955 million and ¥1,026,135 million, as of March 31, 2025 and 2026, respectively. The defined benefit plans generally employ a multi-variable and non-linear
formula based upon rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum
severance indemnities.
The following table shows the projected benefit obligations and the fair value of plan assets for the plans of MHFG and its subsidiaries with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2025 and 2026:

	2025	2026

	(in millions of yen)
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	28,770	34,583
Fair value of plan assets	4,675	11,477
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	28,770	34,583
Fair value of plan assets	4,675	11,477

Note:	The plans with projected benefit obligations in excess of plan assets include those with accumulated benefit obligations in excess of plan assets.
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
MHFG and certain subsidiaries’ target allocation for the plan assets, excluding those of the employee retirement benefit trusts, at March 31, 2026 is as follows:

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
Fair value of plan assets
The following table presents the fair value of plan assets of MHFG and its subsidiaries at March 31, 2025 and 2026, by asset class. For the detailed information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methodologies, see Note 26 “Fair value.”

	$		$		$		$		$		$		$		$
	2025								2026
	Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3		Total

	(in billions of yen)
Japanese equity securities:
Common stocks (1)		758		—		—		758		672		—		—		672
Pooled funds (2)		5		8		—		12		4		9		—		13
Japanese debt securities:
Government bonds		83		—		—		83		84		—		—		84
Pooled funds (2)		—		9		—		9		—		10		—		10
Other		—		18		—		18		—		15		—		15
Foreign equity securities:
Common stocks		121		—		—		121		117		—		—		117
Pooled funds (2)		1		10		—		11		2		12		—		14

F-
70

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	$			$		$		$		$			$		$		$
	2025									2026
	Level 1			Level 2		Level 3		Total		Level 1			Level 2		Level 3		Total

	(in billions of yen)
Foreign debt securities:
Government bonds		144			24		—		168		142			24		—		167
Pooled funds (2)		—			4		—		4		—			3		—		3
Other		—			30		—		31		—			32		—		32
General account of life insurance companies (3)		—			118		—		118		—			108		—		108
Other		46	(4)		(2)		—		44		64	(4)		(5)		—		59
Plan assets measured at net asset value (5)									408									428

Total assets at fair value		1,158			218		—		1,784		1,085			208		—		1,721

Notes:
(1)
This class represents equity securities held in the employee retirement benefit trusts of ¥758 billion and ¥672 billion carried at fair value at March 31, 2025 and 2026, respectively, which are well-diversified across industries.

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

There were no returns on and purchases and sales of Level 3 assets during the fiscal years ended March 31, 2025 and 2026.
Contributions
The total contribution of approximately ¥20 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2027, based on the current funded status and expected asset return assumptions.
Estimated future benefit payments
The following table presents forecasted benefit payments including the effect of expected future service for the fiscal years indicated:

(in millions of yen)
Fiscal year ending March 31:
2027	77,600
2028	79,313
2029	79,739
2030	80,254
2031	75,406
2032-2036	326,146

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
Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2025 and 2026. The fair values of derivatives are presented on a gross basis; derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2025	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	2,673,102	—	10,830	—	10,910
Foreign exchange contracts	318,749	—	4,534	—	4,813
Equity-related contracts	14,584	—	261	—	313
Credit-related contracts	33,847	—	245	—	210
Other contracts	878	—	21	—	21

Total	3,041,160	—	15,891	—	16,267

		Fair value
		Derivative receivables (2)		Derivative payables (2)
2026	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	3,456,811	—	16,440	—	16,892
Foreign exchange contracts	391,538	—	6,725	—	6,566
Equity-related contracts	19,645	—	355	—	550
Credit-related contracts	27,092	—	206	—	134
Other contracts	636	—	57	—	63

Total	3,895,722	—	23,782	—	24,205

F-
72

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥
1,667
 billion and ¥
1,380
 billion at March 31, 2025, and ¥
2,306
 billion and ¥
2,163
 billion at March 31, 2026, respectively.
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
N
et investment hedges
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

F-7
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the fiscal years ended March 31, 2024, 2025 and 2026:

	Gains (losses) recorded in income
	2024	2025	2026
	(in millions of yen)
Interest rate contracts	(22,003)	(10,636)	(709,941)
Foreign exchange contracts	387,591	464,463	332,489
Equity-related contracts	240,277	64,292	(317,436)
Credit-related contracts (Note)	(3,053)	6,531	(22,718)
Other contracts	(42,005)	(5,678)	4,166

Total	560,806	518,972	(713,441)

Note:
Amounts include the net gains (losses) of ¥(952) million, ¥(964) million and ¥(809) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

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
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2025 and 2026:

	2025		2026
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	9,201	59	9,191	53
Non-investment grade	6,549	106	3,402	38

Total	15,750	164	12,592	91

Credit protection purchased	18,097	(129)	14,499	(19)

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

F-
74

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2025 and 2026:

	Maximum payout/Notional amount
	2025	2026
	(in billions of yen)
One year or less	1,173	1,844
After one year through five years	13,125	9,008
After five years	1,452	1,740

Total	15,750	12,592

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
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2025 and 2026:

	2025	2026

	(in billions of yen)

Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	1,359	1,563
Collateral provided to counterparties in the normal course of business	1,118	1,183
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	241	380
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

F-
75

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

F-
7
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
The MHFG Group records all guarantees and similar obligations subject to ASC 460 at fair value in the consolidated balance sheets at the inception of the guarantee. The total carrying amount of guarantees and similar obligations at March 31, 2025 and 2026 was ¥615 billion and ¥1,845 billion, respectively, and was included in Other liabilities and Trading account liabilities. The total includes the carrying amounts of derivatives that are deemed to be guarantees, which amounted to ¥583 billion and ¥1,815 billion at March 31, 2025 and 2026, respectively.

T
he table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2025 and 2026. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.
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

F-7
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
2026		One year or less	After one year through five years	After five years

	(in billions of yen)
Performance guarantees	4,777	2,644	1,852	281
Guarantees on loans	244	199	32	12
Guarantees on securities	131	30	101	—
Other guarantees	3,793	3,043	642	109
Guarantees for the repayment of trust principal	7	—	—	7
Liabilities of trust accounts	404	129	51	224
Derivative financial instruments	75,897	44,514	25,480	5,903
The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2025 and 2026:

	2025	2026

	(in billions of yen)
Investment grade	5,900	6,755
Non-investment grade	1,821	2,190

Total	7,721	8,945

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
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
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2025 and 2026:

	2025	2026

	(in billions of yen)
Commitments to extend credit (Note)	119,733	130,737
Commercial letters of credit	1,829	1,879

Total	121,562	132,615

Note:	Commitments to extend credit include commitments to invest in securities.
Allowance for credit losses on
off-balance-sheet
instruments
The amounts of allowance for credit losses on
off-balance-sheet
instruments at March 31, 2025 and 2026 were ¥115 billion and ¥116 billion, respectively, and were included in Other liabilities.
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
The following table presents the consolidated balance sheet information related to operating leases as of March 31, 2025 and 2026:

	2025		2026

	(in millions of yen, except for remaining lease term and discount rate)
Right-of-use assets (Note)	474,361		483,068
Lease liabilities (Note)	502,997		521,941
Weighted average:
Remaining lease term	13.5	years	12.6	years
Discount rate	1.06%		1.35%

Note:	Right-of-use assets and lease liabilities are included in Other assets and Other liabilities, respectively, on the consolidated balance sheets.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents lease cost and supplemental information related to operating leases for the fiscal years ended March 31, 2024, 2025 and 2026:

	2024	2025	2026

	(in millions of yen)
Lease cost (Note)	104,314	103,386	103,283
Right-of-use assets obtained in exchange for new lease liabilities	52,831	37,637	88,028
Operating cash flows	83,100	82,634	75,803

Note:
Lease cost for operating leases are included in Occupancy expenses on the consolidated statements of income. The Group’s variable lease costs and costs for leases with terms of twelve months or less are not significant.

The following table shows future lease payments under operating leases as of March 31, 2026:

As of March 31, 2026

(in millions of yen)
Fiscal year ending March 31:
2027	75,083
2028	61,426
2029	57,231
2030	50,674

2031	37,883
2032 and thereafter	269,594

Total lease payments	551,891

Amount representing interest	29,951

Total lease liabilities for operating leases	521,941

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
The table below shows the consolidated assets of the MHFG Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2025 and 2026:

	Consolidated VIEs	Significant unconsolidated VIEs
2025	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	3,387	—	—
Asset-backed securitizations	1,609	181	100
Investments in securitization products	384	—	—
Investment funds	1,562	5,642	1,421
Trust arrangements and other	4,869	—	—

Total	11,810	5,823	1,521

	Consolidated VIEs	Significant unconsolidated VIEs
2026	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,252	—	—
Asset-backed securitizations	3,457	183	96
Investments in securitization products	382	—	—
Investment funds	2,246	7,773	1,974
Trust arrangements and other	5,090	—	—

Total	13,428	7,955	2,070

As of March 31, 2025 and 2026, the noncontrolling interests in consolidated VIEs amounted to ¥389 billion and ¥509 billion, respectively, and are included in the MHFG Group’s equity-classified noncontrolling interests.
The MHFG Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2025 and 2026:

Assets on the MHFG Group’s balance sheets related to unconsolidated VIEs:	2025	2026
	(in billions of yen)
Trading account assets	93	99
Investments	863	1,514
Loans	254	203

Total	1,210	1,815

F-
81

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities on the MHFG Group’s balance sheets and maximum exposure to loss related to unconsolidated VIEs:	2025	2026
	(in billions of yen)
Trading account liabilities	3	3
Total	3	3

Maximum exposure to loss (Note)	1,521	2,070

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

Asset-backed commercial paper/loan programs
The MHFG Group manages several multi-seller asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet
and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the Group backed by the financial assets. While customers normally continue to service the transferred receivables, the Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
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

F-83

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
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the Group itself, as the Group has determined that it has no variable interests. See Note 22 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2025 and 2026.
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

F-84

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
For the fiscal years ended March 31, 2024, 2025 and 2026, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. Therefore, the Group did not have significant assets obtained as proceeds and significant liabilities incurred in the transfer. The Group did not recognize significant continuing involvement and retain significant interests in securitization transactions accounted for as sales as of March 31, 2025 and 2026.
24. Noninterest income
Details of Noninterest income for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	2024	2025	2026
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	246,865	262,916	306,811
Deposits-related business (1)	15,591	16,018	15,446
Lending-related business (2)(4)	232,626	252,267	299,353
Remittance business (1)	106,762	102,349	105,124
Asset management business (1)	115,504	126,684	136,475
Trust-related business (1)	136,800	145,298	169,243
Agency business (1)	38,329	40,663	40,727
Guarantee-related business (3)	43,791	46,629	50,742
Fees for other customer services (1)	181,558	214,016	252,054

Total Fee and commission income	1,117,826	1,206,839	1,375,976

Foreign exchange gains (losses)—net (3)	(19,390)	(185,963)	(40,536)
Trading account gains (losses)—net (2)	390,260	803,383	102,749
Investment gains (losses)—net:
Debt securities (3)	(6,446)	(4,538)	(74,307)
Equity securities (3)	1,010,288	(181,948)	1,035,589
Equity in earnings (losses) of equity method investees—net (3)	19,791	28,233	75,152
Gains on disposal of premises and equipment (3)	10,128	71,862	17,372
Other noninterest income (2)(5)	221,273	265,045	326,113

Total	2,743,729	2,002,912	2,818,108

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
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥58 billion and ¥79 billion for the fiscal year ended March 31, 2024, respectively, ¥
59
 billion and ¥
87
 billion for the fiscal year ended March 31, 2025, respectively, and ¥
64
billion and ¥
105
billion for the fiscal year ended March 31, 2026, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains (losses)—net and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥93 billion, ¥113 billion and ¥113 billion for the fiscal years ended March 31, 2024, 2025 and 2026, respectively, are within the scope of ASC 606 and accounted for in Trading account gains (losses)—net. Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the fiscal years ended March 31, 2024, 2025 and 2026, approximately ¥25 billion, ¥33 billion and ¥31 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2025 and 2026, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2025 and 2026, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2025 and 2026, the amount of expected revenues

F-8
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
25. Trading account gains and losses
The MHFG Group performs trading activities through market making, sales, and arbitrage. Accordingly, Trading account gains (losses)—net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which the Group seeks to capture gains arising from short-term changes in market value. Trading account gains (losses)—net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to the Group’s various assets and liabilities, as well as gains and losses related to changes in the fair value of foreign currency-denominated debt securities reported as Trading securities. Net trading gains (losses) for the fiscal years ended March 31, 2024, 2025 and 2026 are comprised of the following:

	2024	2025	2026
	(in millions of yen)
Trading account gains (losses)—net:
Trading securities	(171,498)	283,448	815,381
Derivative contracts:
Interest rate contracts	(22,003)	(10,636)	(709,941)
Foreign exchange contracts (1)	387,591	464,463	332,489
Equity-related contracts	240,277	64,292	(317,436)
Credit-related contracts (2)	(2,101)	7,495	(21,910)
Other contracts	(42,005)	(5,678)	4,166
Total	390,260	803,383	102,749
Foreign exchange gains (losses)—net (3)	(19,390)	(185,963)	(40,536)

Net trading gains (losses)	370,870	617,420	62,213

Notes:
(1)	Amounts include gains and losses on currency swaps.
(2)
Amounts do not include the net gains (losses) of ¥(952) million, ¥(964) million and ¥(809) million on the credit derivatives economically managing the credit risk of loans during the fiscal years ended March 31, 2024, 2025 and 2026, respectively. The net gains (losses) is recorded in Other noninterest income (expenses).

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

F-8
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the fiscal year ended March 31, 2026, there were no significant changes made to the Group’s valuation techniques and related inputs.
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

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Other liabilities
Other liabilities measured at fair value consist of obligation to return securities received as collateral under securities lending transactions, which are measured at the fair value of the securities received as collateral. The securities consist primarily of certain foreign government bonds and securitization products, whose fair values are measured using the valuation techniques described under
Trading securities and trading securities sold, not yet purchased above.

F-
91

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2025 and 2026, including those for which the MHFG Group has elected the fair value option, are summarized below:

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

F-
92

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2026	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	3,106	27	—	3,134
Japanese local government bonds	—	122	—	122
U.S. Treasury bonds and federal agency securities	4,658	1,789	—	6,447
Other foreign government bonds	1,159	890	—	2,049
Agency mortgage-backed securities	—	4,695	—	4,695
Certificates of deposit and commercial paper	—	1,103	—	1,103
Corporate bonds and other (2)	1	3,207	177	3,384
Equity securities	3,694	159	21	3,873
Trading securities measured at net asset value (3)				108
Derivative financial instruments:
Interest rate contracts	38	16,390	11	16,440
Foreign exchange contracts	—	6,719	6	6,725
Equity-related contracts	130	210	14	355
Credit-related contracts	—	202	4	206
Other contracts	31	18	8	57
Available-for-sale securities:
Japanese government bonds	14,205	720	—	14,925
Japanese local government bonds	—	150	—	150
U.S. Treasury bonds and federal agency securities	138	—	—	138
Other foreign government bonds	1,804	1,760	—	3,564
Agency mortgage-backed securities	—	282	—	282
Residential mortgage-backed securities	—	—	12	12
Commercial mortgage-backed securities	—	914	—	914
Japanese corporate bonds and other debt securities	—	694	228	923
Foreign corporate bonds and other debt securities	—	942	—	942
Equity securities:
Equity securities with readily determinable fair values	3,459	1,086	—	4,545
Equity securities measured at net asset value (3)				479
Other investments	1	—	89	90
Other assets	2	36	40	77

Total assets measured at fair value on a recurring basis	32,425	42,115	610	75,737

Liabilities:
Trading securities sold, not yet purchased	3,297	1,300	—	4,597
Derivative financial instruments:
Interest rate contracts	39	16,838	15	16,892
Foreign exchange contracts	—	6,563	3	6,566
Equity-related contracts	185	194	171	550
Credit-related contracts	—	131	3	134
Other contracts	22	33	8	63
Other short-term borrowings (5)	—	107	—	107
Long-term debt (5)	—	4,124	569	4,693
Other liabilities	2	36	40	77

Total liabilities measured at fair value on a recurring basis	3,546	29,325	808	33,679

F-
93

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2025 and 2026 were ¥58 billion and ¥190 billion, respectively.

(4)	The amount includes highly liquid government bonds classified as held for sale relating to a transferred business, which are classified in Level 1.
(5)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using
significant unobservable inputs (Level 3) for the fiscal years ended March 31, 2025 and 2026:

2025	April 1, 2024	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2025	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Corporate bonds and other	189	3	(2)	—		—	—	47	(61)	—	(5)	174	2
Equity securities	21	1	(2)	—		—	—	—	—	—	(1)	21	1
Derivative financial instruments, net (1) :
Interest rate contracts.	13	(13	) (2)	—		—	—	—	—	—	(2)	(2)	(13)
Foreign exchange contracts	(9)	11	(2)	—		—	—	—	—	—	4	6	12
Equity-related contracts	(70)	(11	) (2)	—		—	—	—	—	—	8	(73)	(10)
Credit-related contracts	(5)	—	(2)	—		—	—	—	—	—	3	(2)	(1)
Other contracts	—	2	(2)	—		—	—	—	—	—	—	1	2
Available-for-sale securities:
Residential mortgage- backed securities	8	—	(3)	—	(4)	—	—	—	—	—	(1)	6	—
Commercial mortgage-backed securities	4	—	(3)	—	(4)	—	(1)	—	—	—	—	3	—
Japanese corporate bonds and other debt securities	167	—	(3)	(10	) (4)	—	—	35	—	—	(7)	186	(9)
Foreign corporate bonds and other debt securities	23	—	(3)	—	(4)	—	(10)	—	—	—	—	13	—
Other investments	80	—	(3)	—		—	(2)	55	(1)	—	(46)	86	(2)
Other assets	—	—		—		—	—	37	—	—	—	37	—

Liabilities:
Long-term debt	427	22	(5)	6	(4)	7	—	—	—	250	(168)	489	30
Other liabilities	—	—		—		—	—	—	—	37	—	37	—

F-
94

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2026	April 1, 2025	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	March 31, 2026	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Corporate bonds and other	174	19	(2)	—		20	—	225	(160)	—	(102)	177	34
Equity securities	21	—	(2)	—		—	—	—	—	—	—	21	—
Derivative financial instruments, net (1) :
Interest rate contracts.	(2)	(2	) (2)	—		6	—	—	—	—	(6)	(4)	(6)
Foreign exchange contracts	6	(7	) (2)	—		—	—	—	—	—	4	3	(1)
Equity-related contracts	(73)	(113	) (2)	—		—	—	—	—	—	29	(156)	(44)
Credit-related contracts	(2)	(1	) (2)	—		—	—	—	—	—	4	1	5
Other contracts	1	(4	) (2)	—		—	(1)	—	—	—	2	(1)	(1)
Available-for-sale securities:
Residential mortgage- backed securities	6	(1	) (3)	—	(4)	—	—	11	(3)	—	(1)	12	—
Commercial mortgage-backed securities	3	—	(3)	—	(4)	—	(3)	—	—	—	—	—	—
Japanese corporate bonds and other debt securities	186	—	(3)	(6	) (4)	—	—	61	—	—	(13)	228	(6)
Foreign corporate bonds and other debt securities	13	—	(3)	—	(4)	—	—	—	—	—	(13)	—	—
Other investments	86	(1	) (3)	—		—	—	60	—	—	(55)	89	1
Other assets	37	—		—		—	—	3	—	—	—	40	—

Liabilities:
Long-term debt	489	(2	) (5)	(6	) (4)	41	(5)	—	—	281	(244)	569	7
Other liabilities	37	—		—		—	—	—	—	3	—	40	—

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and other comprehensive income (loss) during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at March 31, 2025 and 2026. The amounts of unrealized gains (losses) in other comprehensive income (loss) are related to
Available-for-sale
securities and Long-term debt, which were ¥(10) billion and ¥6 billion, respectively, at March 31, 2025, and ¥(6) billion and ¥(6) billion, respectively, at March 31, 2026.

Transfers between levels
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

F-9
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fiscal year ended March 31, 2026, the transfers into Level 3 included ¥20 billion of Trading securities, ¥6 billion of net Derivative assets and ¥41 billion of Long-term debt. Transfers into Level 3 for Trading securities were primarily due to decreased liquidity for certain foreign bonds. Transfers into Level 3 for net Derivative assets were primarily due to the increase in significance of unobservable inputs used to measure fair value of certain interest rate derivatives. Transfers into Level 3 for Long-term debt were primarily due to the increase in significance of unobservable inputs used to measure fair value of certain structured notes. During the fiscal year ended March 31, 2026, the transfers out of Level 3 included ¥1 billion of net Derivative assets, ¥3 billion of
Available-for-sale
securities and ¥5 billion of Long-term debt. Transfers out of Level 3 for net Derivative assets were primarily due to the increase in the observability of the inputs used to measure fair value of certain commodity derivatives. Transfers out of Level 3 for
Available-for-sale
securities were primarily due to increased price transparency for certain Commercial mortgage-backed
securities. Transfers out of Level 3 for Long-term debt were primarily due to the increase in the observability of the default rate when valuing certain structured notes and loans.
Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2025 and 2026:

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

F-9
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2026

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:

Corporate bonds and other debt securities	405	Discounted cash flow	Discount margin (1)	30.5bps–30.5bps	30.5bps
		Price-based
			Discount margin (2)	67.9bps–86.3bps	71.1bps

Derivative financial instruments, net:
Interest rate contracts	(4)	Internal valuation model (3)	IR – IR correlation	23.2%–100.0%	72.4%
			IR volatility	0.3%–1.4%	0.8%

Foreign exchange contracts	3	Internal valuation model (3)	FX – IR correlation	-6.2%–72.5%	14.9%
			IR – IR correlation	66.5%–66.5%	66.5%
			FX volatility	9.0%–11.5%	9.7%

Equity-related contracts	(156)	Internal valuation model (3)	Equity – IR correlation	25.0%–25.0%	25.0%
			Equity correlation	80.2%–100.0%	93.4%
			Equity volatility	12.3%–491.1%	52.4%

Credit-related contracts	1	Internal valuation model (3)	Default rate	0.0%–2.2%	0.4%

Other contracts	(1)	Internal valuation model (3)	Commodity volatility	0.0%–165.0%	40.7%

Long-term debt	569	Internal valuation model (3)	IR – IR correlation	64.0%–66.5%	65.3%
			IR volatility	0.3%–1.4%	0.8%
			FX – IR correlation	-6.2%–63.2%	14.9%
			FX volatility	9.0%–11.5%	9.7%
			Equity – IR correlation	25.0%–25.0%	25.0%
			Equity – FX correlation	-3.4%–92.4%	0.0%
			Equity correlation	45.1%–100.0%	87.3%
			Equity volatility	10.3%–75.1%	35.8%
			Default rate	0.0%–6.5%	0.7%
			Credit correlation	26.4%–100.0%	59.2%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
(5)	The range of inputs for equity securities is not disclosed, as there is a dispersion of values given the number of positions.
IR	= Interest rate
FX	= Foreign exchange

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

F-9
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2025 and 2026:

2025	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	84	—	—	84	345
Loans held-for-sale	54	—	48	5	57
Equity securities (without readily determinable fair values)	10	—	1	9	23
Other investments	68	66	—	2	106
Premises and equipment—net	—	—	—	—	2
Other assets	3	—	—	3	10

Total assets measured at fair value on a nonrecurring basis	219	66	49	104	543

2026	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	116	—	—	116	172
Loans held-for-sale	70	—	47	23	92
Equity securities (without readily determinable fair values)	5	—	2	3	9
Premises and equipment—net	2	—	—	2	3

Total assets measured at fair value on a nonrecurring basis	193	—	49	144	276

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above are classified as nonaccrual and are measured based upon the observable market price of the loan, which are classified as Level 2, or the fair value of the underlying collateral, which are classified as Level 3.
Loans
held-for-sale
in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned may require significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy. Loans held-for-sale
classified as Level 3 were measured at fair value based on market comparables. The significant unobservable inputs were price, with a price of ¥80.0 at March 31, 2025, and a range of ¥74.5 to ¥83.9 and a weighted average of ¥77.7 at March 31, 2026.
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
Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable
equity method investments are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable
equity method investments, they are classified as Level 3. Other investments were not measured at fair value on a nonrecurring basis as of March 31, 2026.
Premises and equipment—net and Other assets in the table above have been impaired and written down to fair value. Other assets include premises and equipment classified as held for sale. Other assets were not measured at fair value on a nonrecurring basis as of March 31, 2026.
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
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. The fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Other short-term borrowings and Long-term debt. The interest on these notes continues to be reported in Interest expense on other short-term borrowings and long-term debt based on the contractual rates. Only an immaterial amount included in Other short-term borrowings and Long-term debt in the statement of financial position is not eligible for the fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥109 billion and ¥226 billion at March 31, 2025 and 2026, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were ¥(48) billion, ¥7 billion and ¥147 billion for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
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
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥602 billion and ¥687 billion at March 31, 2025 and 2026, respectively, were not included in the disclosure.
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
Other financial assets
The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets are classified as Level 2, and all are included in the table in Note 12 “Other assets and liabilities.”
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
Other financial liabilities
The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities are classified as Level 2, and all are included in the table in Note 12 “Other assets and liabilities.”
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2025 and 2026.

F-
102

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2025 and 2026, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	2025
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	104,399	104,399	71,405	32,994	—
Investments	4,186	4,027	400	3,628	—
Loans, net of allowance (Note)	98,275	99,450	—	—	99,450
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	77,163	77,163	—	77,163	—
Interest-bearing deposits	139,443	139,338	—	139,338	—
Due to trust accounts	303	303	—	303	—
Other short-term borrowings	5,293	5,293	—	5,293	—
Long-term debt	11,119	10,900	—	9,378	1,521

	2026
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	95,986	95,986	60,583	35,403	—
Investments	4,852	4,711	393	4,318	—
Loans, net of allowance (Note)	104,910	105,804	—	—	105,804
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	77,433	77,433	—	77,433	—
Interest-bearing deposits	144,596	144,400	—	144,400	—
Due to trust accounts	302	302	—	302	—
Other short-term borrowings	2,816	2,816	—	2,816	—
Long-term debt	16,119	15,873	—	14,236	1,637

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

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
The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2025 and 2026. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

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

F-
104

MIZUHO FINANCIAL GROUP, INC. AND
SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Amounts not offset on the balance sheet (3)		Net amounts
					Financial instruments (4)	Cash collateral

	(in billions of yen)
2026
Assets (1) :
Derivatives	23,782	—	23,782	(5)	(20,421)	(1,480)	1,880
Receivables under resale agreements	30,572	—	30,572	(6)	(28,729)	—	1,843
Receivables under securities borrowing transactions	1,761	—	1,761	(7)	(1,740)	—	20

Total	56,114	—	56,114		(50,890)	(1,480)	3,744

Liabilities (1) :
Derivatives	24,205	—	24,205	(5)	(19,600)	(1,991)	2,614
Payables under repurchase agreements	37,732	—	37,732	(6)	(35,906)	—	1,826
Payables under securities lending transactions	2,067	—	2,067	(7)	(1,950)	—	117
Other liabilities (8)	77	—	77		(77)	—	—

Total	64,081	—	64,081		(57,533)	(1,991)	4,558

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
(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥15,324 billion and ¥15,722 billion, respectively, at March 31, 2025, and ¥23,448

billion and ¥23,745

billion, respectively, at March 31, 2026.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥26,995 billion and ¥37,646

billion, respectively, at March 31, 2025, and ¥29,092

billion and ¥36,715

billion, respectively, at March 31, 2026.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥2,078 billion and ¥1,602 billion, respectively, at March 31, 2025, and ¥1,761 billion and ¥1,968

billion, respectively, at March 31, 2026.

(8)
Amounts relate to transactions where the Group acts as lender in a securities lending agreement and receives securities that can be sold or pledged as collateral. In these transactions, the Group recognizes the securities received at fair value within Other assets and the obligation to return those securities as a liability within Other liabilities.

F-
105

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2025 and 2026:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
2025
Repurchase agreements	16,755	17,725	1,986	1,929	38,395
Securities lending transactions	1,303	302	—	70	1,675

Total	18,058	18,027	1,986	1,999	40,070

2026
Repurchase agreements	20,073	14,076	1,923	1,659	37,732
Securities lending transactions	1,771	198	—	99	2,067

Total	21,844	14,274	1,923	1,758	39,799

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2025 and 2026:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
2025
Japanese government bonds and Japanese local government bonds	6,556	77
Foreign government bonds and foreign agency mortgage-backed securities	29,467	302
Commercial paper and corporate bonds	734	—
Equity securities	902	1,296
Other	736	—

Total (Note)	38,395	1,675

2026
Japanese government bonds and Japanese local government bonds	6,276	15
Foreign government bonds and foreign agency mortgage-backed securities	27,984	252
Commercial paper and corporate bonds	835	—
Equity securities	989	1,801
Other	1,648	—

Total (Note)	37,732	2,067

Note:
The above table does not include
securities-for-securities
lending transactions of ¥125 billion at March 31, 2025 and ¥
77

billion at March 31, 2026, where the MHFG Group acts as lender and receives securities that can be sold or pledged as collateral. In these transactions, the Group recognizes the securities received at fair value within Other assets and the obligation to return those securities as a liability within Other liabilities.

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
29. Related party transactions
The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and other related parties. At March 31, 2025 and 2026, the aggregate loans to the Group’s equity method investees amounted to ¥1,045 billion and ¥1,030 billion, respectively, and outstanding loans to the Group’s directors, executive officers, and other related parties were not considered significant. There were no loans to related parties that were considered nonaccrual. During the fiscal years ended March 31, 2025 and 2026, certain subsidiaries of MHFG partially withdrew assets from employee retirement benefit trusts, which were established for the payment of employees’ severance pay and retirement pensions. See Note 20 “Pension and other employee benefit plans” for further details. In addition, the other transactions with the related parties excluding loan transactions and partial withdrawal of assets from employee retirement benefit trusts, are considered immaterial.
Summarized Financial Information of the MHFG Group’s Equity Method Investees
Summarized financial information of the MHFG Group’s equity method investees as of March 31, 2025 and 2026, and for each of the fiscal years ended March 31, 2024, 2025 and 2026, is as follows:

	2025	2026
	(in billions of yen)
Loans	6,978	7,049
Total assets	26,562	26,779
Deposits	700	569
Total liabilities	22,003	21,548
Total equity	4,559	5,231
Noncontrolling interests	26	34

	2024	2025	2026
	(in billions of yen)
Total interest and dividend income	958	962	1,019
Total interest expense	384	323	380
Provision (credit) for credit losses	83	83	70
Net interest income after provision (credit) for credit losses	490	556	569
Income before income tax expense	394	474	545
Net income	298	354	407
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

F-10
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reportable segment information, set forth below, is derived from the internal management reporting systems used by the CODM to assess the performance of the Group’s operating segments. The CODM assesses the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. The CODM’s review of the reported measures of reportable segments includes evaluation of segment profitability and assessment of actual results compared to the budget. These measures are regularly provided to the CODM and are a component of a multifaceted decision-making process regarding segment performance as well as resource and capital allocation. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment—net, Goodwill, Intangible assets, and right-of-use
assets related to operating leases
included
in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.

	MHFG (Consolidated)

2024 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	749.2	556.3	754.4	452.7	57.2	102.3	2,672.2
General and administrative expenses (3)	651.5	218.1	390.1	320.3	36.1	65.5	1,681.9
Equity in earnings (losses) of equity method investees—net	6.9	7.6	24.1	—	(13.9)	1.4	26.2
Amortization of goodwill and others	—	0.8	2.5	—	6.4	0.8	10.7

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	104.5	344.9	385.8	132.3	0.6	37.3	1,005.8

Fixed assets (5)	533.7	157.1	197.9	90.3	—	885.4	1,864.6

	MHFG (Consolidated)

2025 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	832.1	636.7	809.3	508.6	59.8	118.9	2,965.6
General and administrative expenses (3)	702.3	239.6	463.3	351.7	38.5	58.9	1,854.5
Equity in earnings (losses) of equity method investees—net	10.4	9.6	25.4	—	(3.3)	4.4	46.7
Amortization of goodwill and others	—	0.8	6.0	—	6.1	0.6	13.6

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	140.3	405.9	365.3	156.8	11.8	63.8	1,144.2

Fixed assets (5)	603.7	171.7	224.4	101.1	—	830.3	1,931.4

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	MHFG (Consolidated)

2026 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	984.6	739.2	856.9	664.8	73.5	196.4	3,515.6
General and administrative expenses (3)	756.6	250.5	510.6	404.9	46.2	122.5	2,091.7
Equity in earnings (losses) of equity method investees—net	11.7	11.9	26.8	—	(1.8)	3.7	52.2
Amortization of goodwill and others	2.1	0.8	5.3	—	5.7	1.0	15.0

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	237.5	499.7	367.7	259.9	19.6	76.4	1,461.1

Fixed assets (5)	648.9	173.8	235.3	102.4	—	859.1	2,019.6

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the fiscal years ended March 31, 2024, 2025 and 2026, net gains (losses) related to ETFs and others amounted to ¥(31.0) billion, ¥45.2 billion and ¥38.3 billion, respectively, of which ¥(37.0) billion, ¥37.0 billion and ¥30.8 billion are included in GMC, respectively.

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

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment—net; Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet measure that the CODM uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

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
Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the fiscal years ended March 31, 2024, 2025 and 2026 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at March 31, 2024, 2025 and 2026 to the total amount of Premises and equipment—net, Goodwill, Intangible assets, and right-of-use
assets related to operating leases included in Other assets are as follows:

	2024	2025	2026

	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	1,005.8	1,144.2	1,461.1

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	28.6	27.5	3.3
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(114.0)	(62.1)	(142.1)
Gains on reversal of reserves for possible losses on loans, and others	7.6	10.5	9.1
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	54.7	95.9	286.8
Net extraordinary gains (losses)	40.9	21.9	49.1
Others	(68.8)	(47.9)	(45.0)

Income before income tax expense under Japanese GAAP	955.0	1,190.0	1,622.2
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	50.5	(243.2)	(579.1)
Investments	571.7	(147.4)	695.6
Loans	(8.8)	(9.1)	(8.4)
Allowances for credit losses	25.3	(73.5)	(83.7)
Premises and equipment	(55.1)	(29.9)	(38.3)
Land revaluation	4.9	39.0	7.4
Business combinations	10.8	7.4	10.5
Pension liabilities	(60.4)	(20.7)	(48.8)
Consolidation of variable interest entities	211.2	24.5	212.4
Foreign currency translation	(83.2)	10.5	(94.3)
Others	0.9	11.5	(9.9)

Income before income tax expense under U.S. GAAP	1,623.1	759.3	1,685.6

F-1
11

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2024	2025	2026

	(in billions of yen)
Fixed assets	1,864.6	1,931.4	2,019.6

U.S. GAAP adjustments (Note)	582.2	555.6	542.0

Premises and equipment—net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,446.9	2,487.1	2,561.6

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

		Americas
	Japan	United States of America	Others	Europe	Asia/ Oceania excluding Japan, and others	Total

	(in billions of yen)
Fiscal year ended March 31, 2024:
Total revenue (1)	2,827.1	3,584.4	198.5	803.7	1,097.1	8,510.7
Total expenses (2)	2,171.8	2,978.7	191.6	817.1	728.4	6,887.6

Income (loss) before income tax expense	655.3	605.6	6.8	(13.3)	368.6	1,623.1

Net income (loss)	449.0	491.1	(1.6)	(50.0)	309.5	1,198.0

Total assets at end of fiscal year	170,063.8	57,036.0	4,483.0	19,142.1	21,448.2	272,173.2

Fiscal year ended March 31, 2025:
Total revenue (1)	2,151.3	3,724.5	246.9	840.6	1,206.6	8,169.9
Total expenses (2)	2,681.2	2,701.8	297.0	902.2	828.4	7,410.6

Income (loss) before income tax expense (benefit)	(529.9)	1,022.7	(50.1)	(61.6)	378.2	759.3

Net income (loss)	(521.5)	926.3	(59.0)	(91.1)	305.1	559.8

Total assets at end of fiscal year	171,683.9	58,654.1	3,990.2	19,835.4	22,577.7	276,741.2

Fiscal year ended March 31, 2026:
Total revenue (1)	3,467.9	3,299.5	226.2	795.6	1,005.3	8,794.5
Total expenses (2)	3,226.2	2,110.3	211.8	793.6	767.1	7,108.9

Income before income tax expense	241.8	1,189.2	14.4	2.1	238.2	1,685.6

Net income (loss)	62.1	1,112.3	5.5	(25.9)	172.0	1,326.0

Total assets at end of fiscal year	175,801.6	64,059.6	5,035.8	23,341.1	26,657.6	294,895.7

Notes:
(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for credit losses and Noninterest expenses.

F-1
13

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Mizuho Financial Group, Inc., parent company
The following tables present the parent company only financial information of MHFG:
Condensed balance sheets

	2025	2026

	(in millions of yen)
Assets:
Cash and due from banking subsidiaries	35,683	36,614
Interest-bearing deposits in banking subsidiaries	440	410
Investments in subsidiaries and affiliated companies:
Banking subsidiaries	8,460,561	9,283,191
Non-banking subsidiaries and affiliated companies	1,452,849	1,655,189
Long-term loans receivable from subsidiaries:
A banking subsidiary	9,949,664	11,528,769
A non-banking subsidiary	514,000	544,000
Other assets	525,732	524,333

Total	20,938,928	23,572,507

Liabilities and shareholders’ equity:
Short-term borrowings from a banking subsidiary	530,000	815,000
Long-term debt	9,921,424	11,473,541
Other liabilities	422,489	424,333
Shareholders’ equity	10,065,015	10,859,633

Total	20,938,928	23,572,507

F-1
14

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of income

	2024	2025	2026
	(in millions of yen)
Income:
Dividends from subsidiaries and affiliated companies:
Banking subsidiaries	547,487	527,035	538,058
Non-banking subsidiaries and affiliated companies	11,826	10,466	31,838
Management fees from subsidiaries	51,770	56,745	58,247
Interest income on loans and discounts	232,272	269,329	319,574
Other income	4,444	13,579	29,805

Total	847,800	877,154	977,522

Expenses:
Operating expenses	60,037	65,673	69,651
Interest expense	230,780	267,294	318,464
Other expense	11,286	4,076	3,457

Total	302,103	337,043	391,572

Equity in undistributed net income of subsidiaries and affiliated companies—net	365,266	53,548	567,966

Income before income tax expense (benefit)	910,964	593,660	1,153,917
Income tax expense (benefit)	(1,509)	267	(4,114)

Net income	912,473	593,393	1,158,031

F-1
15

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statements of cash flows

	2024	2025	2026
	(in millions of yen)
Cash flows from operating activities:
Net income	912,473	593,393	1,158,031
Adjustments and other	(421,191)	61,316	(587,254)

Net cash provided by operating activities	491,282	654,709	570,776

Cash flows from investing activities:
Purchases of Equity securities	—	(167,188)	—
Proceeds from sales of Equity securities	—	167,188	1
Net change in loans	(130,719)	(543,376)	(974,616)
Purchases of investments in subsidiaries and affiliated companies	(91,200)	(65,212)	(50,888)
Net change in other investing activities	(9,983)	(1,998)	(4,651)

Net cash used in investing activities	(231,902)	(610,586)	(1,030,153)

Cash flows from financing activities:
Net change in short-term borrowings	(179,000)	(101,000)	285,000
Proceeds from issuance of long-term debt	1,363,655	1,342,656	1,793,792
Repayment of long-term debt	(1,232,936)	(869,280)	(849,176)
Purchases of treasury stock	(2,478)	(101,908)	(402,628)
Dividends paid	(234,787)	(304,426)	(368,704)
Net change in other financing activities	2,116	2,132	1,993

Net cash provided by (used in) financing activities	(283,431)	(31,826)	460,278

Net increase (decrease) in cash and cash equivalents	(24,050)	12,298	901
Cash and cash equivalents at beginning of fiscal year	47,875	23,825	36,123

Cash and cash equivalents at end of fiscal year	23,825	36,123	37,024

33. Subsequent events
Cancellation of own shares
On April 22, 2026, MHFG has completed the cancellation of its own shares, as resolved by the Board of Directors at its meetings held on November 14, 2025 and February 2, 2026. The cancellation of its own shares was carried out to improve capital efficiency. The number of shares cancelled was 47,016,600 shares, equivalent to approximately 1.9% of the total number of shares issued prior to the cancellation.
Repurchase and Cancellation of own shares
At the meeting of the Board of Directors of MHFG (“the Board”) held on May 15, 202
6
, MHFG resolved to repurchase its common stock through market purchases during the period from May 18, 2026, to August 31, 2026. The repurchase program allows for the acquisition of up to 25,000,000 shares, equivalent to approximately 1.0% of the total number of outstanding common shares (excluding treasury shares), for a total amount of up to ¥100 billion. On September 2
4
, 202
6
, MHFG will cancel all the repurchased shares in accordance with the resolution adopted by the Board on May 15, 202
6
. The shareholder return policy is to progressively increase dividends per share, while executing flexible and intermittent share buybacks. In accordance with this policy, the share buybacks were decided, based on our business results, capital adequacy, stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

6

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1	Articles of Incorporation of Mizuho Financial Group, Inc., March 2, 2023 (English Translation)*

1.2	Regulations of the Board of Directors of Mizuho Financial Group, Inc., as amended on April 1, 2026 (English Translation)

1.3	Share Handling Regulations of Mizuho Financial Group, Inc., dated September 1, 2022 (English Translation)*

2.1	Form of American Depositary Receipt**

2.2	Form of Deposit Agreement, amended and restated as of April 2, 2018, among the registrant, The Bank of New York Mellon as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder***

2.3	Description of Our Shares of Common Stock and Preferred Stock—see “Item 10.B. Memorandum and Articles of Association.”

2.4	Description of Our American Depositary Shares**

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

11.1	Code of Ethics for Financial Professionals of Mizuho Financial Group, Inc., as amended on February 10, 2026 (English Translation)

11.2	Procedures for Controlling Insider Trading of Mizuho Financial Group, Inc., as amended on April 1, 2026 (English Translation)

11.3	Regulations Pertaining to the Financial Transactions of Executives of Mizuho Financial Group, Inc., as amended on April 1, 2024 (English Translation)****

11.4	Regulations Pertaining to the Trading of Securities, Etc. of Outside Directors of Mizuho Financial Group, Inc., as amended on August 1, 2025 (English Translation)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)).

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Independent Registered Public Accounting Firm

97	Recovery Policy for Executive Compensation****

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2026 (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on June 28, 2023.
**	Incorporated by reference to our annual report on Form 20-F (No. 001-33098) filed on July 2, 2021.
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

June 26, 2026